07024397

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REGISTRANT'S NAME Bombardier

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JUN 1 5 2007
THOMSON
FINANCIAL

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FILE NO. 82- 03123 FISCAL YEAR 1-31-07

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DAT : 6/13/07

82-03123

BOMBARDIER

AR/S
1-31-07

Annual Information Form

2007

March 28, 2007

Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in U.S. dollars, unless otherwise indicated.

(2) This Annual Information Form contains references to trademarks belonging to Bombardier Inc. or its subsidiaries (which trademarks are listed in Schedule A hereto) as well as trademarks of third parties for the purpose of describing Bombardier's competitive environment and the development of its businesses.

Item 1 Corporate Structure

1.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation" or "Bombardier") was incorporated by letters patent under the laws of Canada on June 19, 1902 and was continued under the *Canada Business Corporations Act* by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8. Its telephone number is (514) 861-9481 and its website is www.bombardier.com.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries on a consolidated basis or the Corporation or one or more of its subsidiaries. The term "Aerospace" refers to the Corporation's aerospace segment and the term "Transportation" refers to the Corporation's transportation segment.

1.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at the date shown for each segment, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2007[1], have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Aerospace (as at January 31, 2007)	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Short Brothers plc (Northern Ireland)	100%
Bombardier Capital Inc. (Massachusetts)	100%
Transportation (as at December 31, 2006) [2]	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG (Germany)	99.5%
Bombardier Transportation (Holdings) UK Ltd. (England)	100%
Bombardier Transport France S.A.S. (France)	100%
Bombardier Transportation Italy S.p.A. (Italy)	100%
Bombardier Transportation (Switzerland) AG (Switzerland)	100%
Bombardier Transportation Sweden AB (Sweden)	100%
Others (as at January 31, 2007)	
Bombardier Corporate Financial Services Islandi, sf., Reykjavik, Zurich Branch (Iceland)	100%
Bombardier Corporation (Idaho)	100%

(1) As per the Corporation's consolidated financial statements for the fiscal years ended January 31, 2007 and January 31, 2006 filed with the Canadian securities regulatory authorities on March 28, 2007.
(2) These legal entities of Transportation use a December 31, 2006 fiscal year end.

Item 2 General Development of the Business

2.1 General

The Corporation is a world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services.

2.2 History

The main developments in the business of the Corporation and its most significant transactions during the past three years are as described below.

On March 16, 2004, the Board of Directors of the Corporation approved a restructuring initiative to reduce the cost structure of Transportation. This initiative was essentially completed in the first quarter of fiscal year 2007 and resulted in a workforce reduction of approximately 7,700 positions, net of new hires, including contractual employees, and the closing of seven manufacturing sites in Portugal, the United Kingdom (3), Switzerland, Germany and Sweden.

On April 21, 2004, the Corporation completed a private placement offering in the United States of $500 million aggregate principal amount of 6.30% Notes due in 2014 and $250 million aggregate principal amount of 7.45% Notes due in 2034.

On October 7, 2004, Aerospace announced that it was aligning the production rates of its *Bombardier CRJ* series aircraft with the then current and forecasted market demand, resulting in a total workforce reduction of approximately 2,000 employees at its Montréal-area facilities and at its Belfast site over a nine-month period starting in November 2004.

On March 15, 2005, the Board of Directors of the Corporation granted authority to Aerospace to offer the proposed new *CSeries* family of aircraft to customers. On January 31, 2006, the Corporation announced that the then existing market conditions did not justify the launch of the *CSeries* program at that time and that *CSeries* project efforts, team and resources would be reoriented to regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80- to 100-seat aircraft market. A small team of employees would remain with the *CSeries* program to further develop its business plan and continue to explore the potential of the *CSeries*. On January 31, 2007, the Corporation confirmed that it will continue to refine its *CSeries* aircraft business plan. The program's team will continue to optimize the aircraft configuration to meet customers' requirements. The target date for entry into service would be 2013.

On April 18, 2005, the Corporation announced an agreement to sell Bombardier Capital's Inventory Finance Division to GE Commercial Finance which resulted in cash proceeds of approximately $1.3 billion, approximately $700 million after repayment by Bombardier Capital of its private bank-sponsored securitized floorplan conduits not transferred to GE Commercial Finance, subject to final adjustments. Bombardier Capital's inventory financing business was comprised of trade receivables in the marine, recreational products, recreational vehicles and manufactured housing industries. GE Commercial Finance also assumed after closing the future servicing obligations of Bombardier Capital under public securitizations. Some 280 employees based in Colchester, Vermont and Brossard, Québec were transferred to GE Commercial Finance.

On September 23, 2005, the Corporation announced the closing of a permanent financing structure for a value of approximately $1.7 billion. The structure, known as Regional Aircraft Securitization Program

("RASPRO"), provides financing in the form of long-term leases for certain Aerospace regional aircraft customers. RASPRO covers 70 aircraft comprising 65 *CRJ* and 5 *Q400* aircraft.

On October 26, 2005, Aerospace announced the establishment of a world-class manufacturing facility in Querétaro, Mexico to complement its existing manufacturing sites. The Corporation will be investing approximately $200 million in equipment, buildings and start-up costs over a period of seven years.

On October 28, 2005, the Corporation announced that, as of mid-January 2006, it would temporarily suspend the production of its *CRJ200* aircraft to re-align its production to the current market outlook for 50-seat regional jets. On February 9, 2006, the Corporation announced that it would restart production of the Bombardier *CRJ200/Challenger 850* aircraft platform to meet present and anticipated demand for *Challenger 850* business jets. The impact on the level of employment from this production re-start was to result in the re-call of approximately 50 employees at the Dorval facilities. Substantially all of the workforce reduction of approximately 2,000 employees, previously announced on October 7, 2004, took place during the fiscal year ended January 31, 2006.

On November 7, 2005, Bombardier announced its exit from the servicing of Bombardier Capital's manufactured housing portfolio with the transfer to Green Tree Servicing LLC of future servicing rights and obligations. This transaction was completed on March 1, 2006 and was the continuation of Bombardier Capital's orderly portfolio wind-down initiated in 2001.

On February 15, 2006, the Corporation announced that it expected to close its production facility in Auburn, New York by the end of May 2006 primarily due to a lack of sufficient workload necessary to sustain the site.

On October 24, 2006, Aerospace announced that it was adjusting its regional aircraft production rates to reflect current market demand. As a result, the production rate for its *CRJ700/900* regional jets was reduced. However, this was partly offset by an increase in the *Q400* turboprop production level in response to the growing need for this type of regional airliner. The workforce level was adjusted accordingly.

In October 2006, the Corporation completed its strategy of reducing Bombardier Capital operations with the sale of Bombardier Capital's on and off-balance sheet freight car operations for cash proceeds of $94 million.

In the fall of fiscal year 2007, the Corporation implemented an important refinancing plan to modify its liability profile in order to provide increased financial and operating flexibility. The plan built on the recent strategy of funding working capital needs only from available cash resources. It included replacing major credit facilities, thereby significantly reducing utilization cost, by entering into a new letters of credit facility limited to the issuance of letters of credit, and supporting such issuance with collateral assets. The plan also included the refinancing of long term debt maturing in the near term, as well as additional borrowing to replenish the liquidity used to fund the collateral asset under a new letters of credit facility of €4.3 billion ($5.6 billion) entered into in December 18, 2006 (the "New letters of credit facility"). This refinancing has allowed the Corporation to extend the weighted-average maturity of its long-term debt by 3 years. Therefore, on November 16, 2006, the Corporation issued the following senior notes: €800 million ($1.0 billion), floating rate, due in November 2013; $385 million, bearing interest at 8%, due in November 2014; and €800 million ($1.0 billion), bearing interest at 7.25%, due in November 2016. The net proceeds from this issue of senior notes were used to retire all of the outstanding $220-million Bombardier Capital notes due in March 2007, to repurchase all of the outstanding €500-million ($640-million) Bombardier Capital notes due in May 2007, to repurchase €218 million ($279 million) of the outstanding €500-million ($640-million) notes due in February 2008, to fund the €869-million ($1.1-billion) invested collateral to secure the Corporation's obligations to the banks issuing letters of credit under the New letters of credit facility and for general corporate purposes, including the payment of fees and expenses in connection with the issuance of the senior notes. The New letters of credit facility replaced existing €3.2 billion European and $1.1 billion North American credit facilities and €290 million European letters of credit facilities before their respective maturities in fiscal years 2008 and 2009.

On February 19, 2007, Bombardier announced the launch of its *CRJ1000* regional jet. The *CRJ1000* aircraft program was launched with 38 firm orders by three customers, namely Brit Air of Morlaix, France with a firm order for 8 *CRJ1000* aircraft, and options on 8 additional *CRJ1000* aircraft; My Way Airlines of Italy which converted 15 of its 19 *CRJ900* regional jet orders to *CRJ1000* regional jets; and an undisclosed customer which placed a firm order for 15 aircraft, with a conditional order for an additional 15. The new *CRJ1000* regional jet is scheduled to enter service in the fourth quarter of fiscal year 2010.

Item 3 Narrative Description of the Business

3.1 Business Overview

The Corporation operates in two reportable segments: Aerospace and Transportation.

Aerospace is a world leader in the design and manufacture of innovative aviation products and is a provider of related services for the business, regional and specialized aircraft markets. Aerospace has production sites in Canada, the U.S., the United Kingdom (Northern Ireland), and more recently, in Mexico. In addition, Aerospace has maintenance service centres, authorized service facilities, distribution centres and depots for spare parts and several sales and marketing offices around the world. Aerospace has a presence in 20 countries and a workforce of approximately 27,000 employees.

Transportation is the global leader in the rail equipment and system manufacturing and a provider of related services, offering a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides bogies, electric propulsion, control equipment and maintenance services, as well as complete rail transportation systems and rail control solutions.

Transportation's presence in 21 countries includes 42 production sites and 22 service centres. Transportation has a workforce of approximately 29,000 employees.

3.2 Description of Segments

The two reportable segments are constituted as follows:

Aerospace	• Business Aircraft • Regional Aircraft • Aircraft Services and New Commercial Aircraft Program • Flexjet and Skyjet
Transportation	• Rolling Stock • Services • System and Signalling

The activities of these two segments are described in this Annual Information Form under separate headings.

Aerospace

Aerospace is a world leader in the design and manufacture of innovative aviation products and is a provider of related services for the business, regional and specialized aircraft markets. Aerospace has production sites in Canada, the U.S., the United Kingdom (Northern Ireland), and more recently, in Mexico. In addition, Aerospace has maintenance service centres, authorized service facilities, distribution centres and depots for spare parts and several sales and marketing offices around the world. Aerospace has a presence in 20 countries and a workforce of approximately 27,000 employees.

The administrative centre of Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's principal subsidiaries that fall within Aerospace, see "Item 1 – Corporate Structure, section 1.2 – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and which form part of Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	**Operations Conducted or Products**
Downsview, Ontario, Canada	Manufacture and final assembly of the *Q-Series* turboprop aircraft, including related spare parts and components; manufacture of components and final assembly of *Global Express XRS* and *Bombardier Global 5000* aircraft; assembly of wings for the *Learjet 45 XR*, and *Learjet 40 XR* business aircraft.
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components for Aerospace, Boeing, Rolls-Royce, Rolls-Royce Deutschland or International Aero Engines.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Aerospace.
Mirabel, Québec, Canada(L)	Assembly, pre-flight, painting and interior finishing of the *CRJ700* and *CRJ900* regional aircraft and assembly, pre-flight and painting of the *Challenger 870* and *Challenger 890* business aircraft.
Montréal, Québec, Canada(L)	Assembly of, and pre-flight activities for, the *Challenger 300*, *Challenger 605* and *Challenger 850* business aircraft and the *CRJ200* regional aircraft. Interior finishing and painting of the *CRJ200* regional aircraft. Interior completion and painting of the *Challenger 300*, *Challenger 605* and *Bombardier Global 5000* and *Global Express XRS* business aircraft.
Montréal, Québec, Canada	Parts, components and spare parts for the *Challenger 300*, *Challenger 605*, *Challenger 850*, *Challenger 870* and *Challenger 890* business jets, *CRJ200*, *CRJ700* and *CRJ900* regional aircraft, *Global Express XRS* and *Bombardier Global 5000* business aircraft, *Bombardier 415* amphibious aircraft and structural components for Airbus Industries.

Manufacturing Facilities	Operations Conducted or Products
Montréal, Québec, Canada	Complete wing and fuselage assembly for the *Bombardier 415* amphibious aircraft.
North Bay, Ontario, Canada(L)	Final assembly of, and pre-flight activities for, *Bombardier 415* amphibious aircraft.
Querétaro, Mexico(L)	Production of electrical harnesses for the *CRJ700*, *Global Express XRS* and *Challenger 300* and of structural aircraft components for the *Q-400* and *Challenger 850*.
Wichita, Kansas, United States	Final assembly and some manufacturing for the *Learjet* family of business aircraft and flight test centre for aircraft manufactured by Aerospace.

In addition, service centres for the Business aircraft division located in Tucson, Hartford, Fort Lauderdale, Wichita, and Dallas in the United States, and Berlin, Germany, are part of a service network called Bombardier Aircraft Services. Service centres for the Regional aircraft division are located in Tucson and Bridgeport. The Corporation owns an airport located in Downsview, Ontario in Canada and uses it to support Aerospace's manufacturing activities.

Marketing of Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Florida, Georgia, Kansas, Maryland, Minnesota, Missouri, Ohio, South Carolina and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in France, Germany and the United Kingdom. In Asia, such offices are maintained in Dubai, in the United Arab Emirates, Hong Kong, the People's Republic of China and in Singapore.

Aircraft ordered by customers are produced by the manufacturing facilities of Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials, components and systems are provided by suppliers with which Aerospace generally has long-term contracts.

Business Aircraft

Aerospace markets, sells and provides customer support for its three families of business jets. The *Global* family includes the super-large *Bombardier Global 5000* aircraft and the ultra-long-range *Global Express XRS* business jet. The *Challenger* family includes the *Challenger 800* series, the large *Challenger 605* and the super-midsize *Challenger 300* business aircraft. The *Learjet* family includes the light *Learjet 40 XR* aircraft, the super-light *Learjet 45 XR* aircraft and the midsize *Learjet 60 XR* aircraft.

- ***Global Family***

The *Global* family of business jets is comprised of two wide-body aircraft: the super-large *Bombardier Global 5000* and the ultra-long-range *Global Express XRS*. The *Global* family of aircraft share a high degree of systems commonality, offering mixed fleet operators the cost benefits of common type rating, training, spare parts and maintenance.

The *Bombardier Global 5000* aircraft is a high-speed intercontinental business jet capable of flying up to 4,800 nautical miles at Mach 0.85 with eight passengers and three crew members under certain operating conditions. Main competitors of the *Bombardier Global 5000* include the Gulfstream G450 and the Dassault Falcon 900EX and 900C.

The *Global Express XRS* aircraft is an ultra long-range business jet covering distances of up to 6,150 nautical miles at Mach 0.85 with eight passengers and four crew members under certain operating conditions. The first *Global Express XRS* entered service in the fourth quarter of the fiscal year ended January 31, 2006. The *Global Express XRS* aircraft competes against the Gulfstream G500, the Gulfstream G550 and the Dassault Falcon 7X.

- ***Challenger Family***

The Challenger family of business jets currently includes the *Challenger 300*, *Challenger 605*, and the *Challenger 800* series.

The *Challenger 300* business jet is a recent entrant into the super-midsize category and has a transcontinental range of up to 3,100 nautical miles at Mach 0.80 with eight passengers and two crew members under certain operating conditions. It competes with four other aircraft models in this category: the Gulfstream G200; the Dassault Falcon 50EX; and the Cessna Citation X.

The *Challenger 605* aircraft is a wide-body, business jet capable of flights of over 4,000 nautical miles at Mach 0.75 with five passengers and two crew members under certain operating conditions. The *Challenger 605* aircraft is the latest in the original *Challenger* series which included the *Challenger 600, 601-1A, 601-3A, 601-3R* and *604*. It was launched in November 2005 and the first aircraft entered into service during the fourth quarter of the fiscal year ended January 31, 2007, as a demonstrator. Main competitors of the *Challenger 605* aircraft include the Falcon 2000EX aircraft manufactured by Dassault Aviation, as well as the Gulfstream G350 aircraft.

The *Challenger 800* series includes the *Challenger 850* along with the *Challenger 850, 870* and *890* with the "Corporate Shuttle" configuration. All *Challenger 800* series aircraft are derivatives of the *CRJ* aircraft. Embraer-Empresa Brasileira de Aeronáutica S.A. ("Embraer") competes with Aerospace in this market.

- ***Learjet Family***

The *Learjet* family's current production models are the *Learjet 40 XR*, the *Learjet 45 XR* and the *Learjet 60 XR*.

Introduced in October 2004, the *Learjet 40 XR* aircraft, a derivative of the *Learjet 40* business jet, is capable, under certain operating conditions, of flying at cruising speeds of up to Mach 0.81 and has a maximum range of up to 1,824 nautical miles with four passengers and two crew members under certain operating conditions. The main competitors of the *Learjet 40 XR* business jet are the Cessna Citation Bravo, Encore and CJ3 and the Raytheon Hawker 400XP.

The *Learjet 45 XR* aircraft has a maximum range of 2,087 nautical miles with four passengers and two crew members and can reach cruising speeds of up to Mach 0.81 under certain operating conditions. Introduced in July 2002, the *Learjet 45 XR* aircraft is an evolution of the *Learjet 45* business jet designed to deliver greater payload-range capabilities through a 1,000-pound increase in Maximum Takeoff Weight and enhanced engine performance. The *Learjet 45 XR* business jet competes with the Cessna Citation XLS aircraft.

The *Learjet 60 XR* business jet has a maximum range of 2,451 nautical miles, with four passengers and two crew members and can reach cruising speeds of up to Mach 0.81 under certain operating conditions. It was officially launched in November 2005 and is expected to enter into service in the first half of fiscal year 2008. Competitors of the *Learjet 60 XR* business jet include the Gulfstream G150, the Raytheon Hawker 850XP and the Cessna Sovereign.

Regional Aircraft

Aerospace markets and sells the *CRJ* family of regional jets and the *Q-Series* family of turboprops to airline companies and also provides maintenance and modification services to its customers.

- ***CRJ Aircraft***

The *CRJ* family consists of the 40-, 44- and 50-passenger *CRJ200* aircraft, the 70- passenger *CRJ700* aircraft, the 75- passenger *CRJ705* aircraft and the 86- passenger *CRJ900* aircraft. During the fiscal year ended January 31, 2007, Aerospace announced that it was adjusting its regional aircraft production rates to reflect current market demand. As a result, starting November 2006, the production rate for the *CRJ700* and *CRJ900* aircraft was reduced from a rate of one aircraft produced every three days to one aircraft produced every five days. This change will reduce deliveries from 63 aircraft in the fiscal year ended January 31, 2007 to approximately 50 aircraft in the fiscal year ending January 31, 2008.

On February 19, 2007, Aerospace launched a further derivative of the *CRJ* family that seats up to 100 passengers, the *CRJ1000* aircraft. The main features of this aircraft include a lengthened fuselage to accommodate higher passenger count, a larger wing, a newly-designed interior, carbon brakes and improved main landing gear.

Aerospace has one major competitor for the *CRJ* aircraft family, Embraer, which produces the 37- passenger jet ERJ 135, a 44- passenger jet, the ERJ 140 and a 50- passenger jet, the ERJ 145. Embraer also offers the 70-passenger jet Embraer 170, the 86- passenger jet Embraer 175 and the 100- passenger jet Embraer 190.

- ***Q-Series Aircraft***

The *Q-Series* family of turboprops consists of the 37- passenger *Q200* aircraft, the 50- passenger *Q300* aircraft and the 68- to 78- passenger *Q400* aircraft. During the fiscal year ended January 31, 2007, Aerospace announced an increase in the *Q400* production level in response to growing demand for this type of aircraft. The expected deliveries of the *Q-Series* turboprop family are approximately 65 deliveries for the fiscal year ending January 31, 2008, compared to 48 deliveries in the fiscal year ended January 31, 2007.

The main products in competition with the *Q-Series* aircraft family come from Avions de Transport Regional ("ATR"). The *Q300* aircraft faces competition from the 50- passenger ATR 42 and the *Q400* from the 70-passenger ATR 72.

Aircraft Services and New Commercial Aircraft Program

- ***Parts logistics***

Aerospace provides worldwide 24-hour spare parts support, including regular shipments, aircraft-on-ground service, lease programs, hourly programs, rotable management programs, surplus sales and customer-owned repair.

Customers are currently served from two main distribution centres, one in Chicago, in the United States, and the other in Frankfurt, Germany, and from spare parts depots in Montréal, Canada, Dubaï in the United Arab Emirates, Singapore, Sydney, Australia and Beijing in the People's Republic of China.

Two new spare parts depots in São Paolo, Brazil and in Narita, Japan are expected to open in fiscal year 2008 in order to meet the growing demand from international markets. Both of these depots will be serving Aerospace business and regional aircraft customers.

The parts logistics organization supports the parts requirements of substantially all of Aerospace's customers during the life of the aircraft. Spare parts demand is driven by the size of the fleet of Aerospace aircraft, by the number of hours flown and by the number of aircraft exiting the warranty period. The continued growth of the installed fleet will contribute to the growth in spare parts demand.

Aerospace competes with various large and small suppliers of aircraft parts. Aerospace's competitive strengths include the availability of most spare parts for its aircraft, which are managed with the use of an integrated system to meet customer requests. Aerospace is at an advantage by offering Original Equipment Manufacturer ("OEM") certification along with OEM technical advice. Aerospace also offers a number of spare parts programs for customers, including the *Smart Parts* program, which allows customers to purchase spare parts on a cost-per-flight-hour basis. The demand for comprehensive spare parts/services programs ("one stop shopping") is expected to continue to grow.

- ***Aircraft maintenance***

Aerospace offers maintenance services for its business aircraft customers at its five main OEM centres located in Fort Lauderdale, Hartford, Wichita, Tucson and Dallas. The Dallas centre has been expanded to increase service capacity.

Aerospace has 34 authorized service and line maintenance facilities for business aircraft. These service facilities are located in North America, Europe, Asia, Australia, Africa and South America. Included in the 34 authorized service facilities for business aircraft, is a service centre located in Berlin, Germany in which the Corporation holds an equity investment. In addition, Aerospace has three OEM satellite stations where light maintenance services are performed, located in Teterboro and Addison in the U.S., and in Munich, Germany.

Aerospace also offers maintenance services to its regional aircraft customers at two OEM service centres located in the U.S. at Tucson and Bridgeport. Aerospace has three authorized service facilities for regional aircraft located in Europe and Asia.

- ***Commercial training***

Aerospace offers a complete range of pilot and maintenance training programs for *CRJ* Series aircraft in Montréal as well as in Berlin through a joint venture. A third-party supplier provides training for turboprops.

Aerospace provides customized business aircraft pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal and at Dallas/Fort Worth International Airport.

- ***Military aviation training***

Aerospace's Military Aviation Training ("MAT") unit, in collaboration with a team of sub-contractors, delivers integrated military aviation training solutions.

MAT currently has two major Canadian military aviation training contracts: the NATO Flying Training in Canada ("NFTC") program and the CF-18 Advanced Distributed Combat Training System ("ADCTS") program.

Countries currently participating in the NFTC program include Denmark, the United Kingdom, the Republic of Singapore, Italy, Hungary and Canada. Finland, Sweden, France and Germany have also sent instructor pilots to the program.

The ADCTS program includes the design and construction of purpose-designed facilities, as well as the provision of full instructional and support services for up to 15 years for the Canadian Air Force's CF-18 ADCTS program.

- ***Amphibious Aircraft***

Aerospace manufactures and markets the *Bombardier 415* turboprop amphibious aircraft, a purpose-built firefighting aircraft. This aircraft can also be adapted to a multi-purpose version, the *Bombardier 415MP* aircraft, which can be used in a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transportation.

In February 2006, Aerospace re-launched the *CL-215*T program in response to customer demand, mainly in Canada, for a conversion of *CL-215* piston aircraft to turboprop engine aircraft. The converted *CL-215*T aircraft has a performance comparable to that of the *Bombardier 415* aircraft.

- ***Specialized aircraft solutions***

Aerospace continues to identify and provide special mission aircraft solutions to governments and special-requirement organizations worldwide. Aerospace recognizes the potential market for special mission versions of both regional and business aircraft, and is dedicated to further develop this market. Aerospace works with technical and third-party specialists to support the conversion of these aircraft for their specific roles.

Flexjet and Skyjet

- ***Flexjet***

Through the North American *Flexjet* program, owners purchase shares of business aircraft with operations and support, including flight crew, maintenance, hangar fees and insurance. In addition, *Flexjet* markets, on behalf of Jet Solutions L.L.C., the *Flexjet* 25 jet card (25-hour block of flight time entitlement) that was launched in June 2006.

The *Flexjet* program included 93 aircraft in service in North America as at January 31, 2007, compared to 84 aircraft as at January 31, 2006. The 11% increase is due to the increasing popularity of the *Challenger 300* and *Learjet 40* aircraft offered in the *Flexjet* program. *Flexjet* has continued to make operational improvements and has aligned its aircraft fleet in service in relation to the aircraft fractional shares sold.

- ***Skyjet***

The North American *Skyjet* program offers both on-demand and flight time entitlement charter services. Through the *Skyjet* International program, which serves the European, Asian, and Middle Eastern markets, customers purchase hours of flight time entitlement instead of shares of business aircraft. The *Skyjet* program arranges for its customer's business jet charters with selected air charter operators.

New Commercial Aircraft Program

- ***CSeries***

Aerospace has been evaluating the feasibility of the *CSeries* program to address the lower end of the 100- to 149-seat market segment.

Aerospace continues to refine the *CSeries* aircraft business plan, and discussions with a limited number of international partners are progressing. The program's team continues to optimize the aircraft configuration to meet customers' requirements for a more economical, flexible and passenger-oriented airliner. New developments under consideration include increased use of composite materials for the wing and fuselage, and next-generation engine technology, which could yield up to 15% better fuel burn than the existing technology on aircraft currently in production. Heightened customer and supplier interest confirms Aerospace's belief in the lower end of the 100- to 149-seat market segment. The target date for entry into service would be 2013.

Transportation

Transportation is the global leader in the rail equipment and system manufacturing and a provider of related services, offering a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides bogies, electric propulsion, control equipment and maintenance services, as well as complete rail transportation systems and rail control solutions.

Transportation's presence in 21 countries includes 42 production sites and 22 service centres. Transportation has a workforce of approximately 29,000 employees.

The administrative centre of Transportation is located in Berlin, Germany.

For a list of the Corporation's principal subsidiaries that fall within Transportation, see "Item 1 – Corporate Structure, section 1.2 – Subsidiaries"

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and which are part of Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing or Service Facilities	**Operations Conducted or Products**
Aachen, Germany	Manufacture of carbodies and final assembly of passenger vehicles.
Baroda, India	Manufacture of propulsion equipment.
Bautzen, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular light rail vehicles) in Europe.
Bruges, Belgium	Manufacture of steel carbodies for passenger cars in Europe, final assembly of passenger cars and railway equipment.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Changchun, China (Joint Venture)	Manufacture of metro cars.
Changzhou, China (Joint Venture)	Manufacture of propulsion equipment for the Chinese market.
Chart Leacon, United Kingdom	Refurbishment and upgrade activities, overhaul.
Crespin, France	Manufacture of aluminium and steel carbodies for passenger cars in Europe, final assembly of passenger cars and manufacture of bogies.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Dandenong, Australia	Manufacture of stainless steel car bodies, final assembly, repair and refurbishment of passenger rail vehicles.
Derby, United Kingdom	Manufacture of aluminium carbodies, final assembly site for passenger cars in Europe.
Dunakeszi, Hungary(L)	Refurbishment activities, manufacturing of passenger coaches and engineering.

Manufacturing or Service Facilities	Operations Conducted or Products
Görlitz, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular double-deck trains).
Hennigsdorf, Germany	Manufacture of carbodies and final assembly of passenger vehicles and test centre, propulsion and control activities.
Hortolãndia, Brazil(L)	Vehicle refurbishment.
Ilford, United Kingdom	Vehicle refurbishment.
Kassel, Germany(L)	Final assembly of electric and diesel locomotives.
La Pocatière, Québec, Canada	Manufacture of carbodies and mass transit vehicles.
Lodz, Poland	Manufacture and refurbishment of cubicles and electrical components.
Mannheim, Germany	Manufacturing of propulsion equipment for all types of passenger rail vehicles and electric locomotives.
Maryborough, Australia(L)	Manufacture activities for regional and commuter cars.
Matranovak, Hungary	Manufacture of bogie frames.
Pittsburgh, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Plattsburgh, New York, United States(L)	Final assembly of mass transit vehicles.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Quingdao, China (Joint Venture)	Manufacture of coaches and EMUs.
Randers, Denmark	Vehicle refurbishment, heavy maintenance, upgrade activities.
Sahagún, Mexico	Manufacture of mass transit vehicles, freight locomotives, refurbishment of rail passenger cars and light rail vehicles.
Siegen, Germany	Manufacture of bogies for Europe, Asia and the Middle East.
Stroemmen, Norway	Vehicle refurbishment, heavy maintenance, upgrade activities.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles and ART.
Trapaga, Spain	Manufacture of propulsion equipment.
Vado Ligure, Italy	Manufacture of locomotive and upgrades activities.
Västerås, Sweden	Manufacture of propulsion equipment and services activities.
Vienna, Austria	Manufacture of steel carbodies for light rail vehicles in Europe, final assembly of light rail vehicles.
Villeneuve, Switzerland	Final assembly of passenger rail vehicles.
Wrocław, Poland	Manufacture of bogie frames and locomotive carbodies.

Marketing of the products manufactured by Transportation is carried out through marketing or sales offices. In the Americas, these marketing or sales offices are located in Canada (in Saint-Bruno, Québec), Toronto and Millhaven (Kingston), Ontario), the United States (in the states of California, Florida and Pennsylvania, and in Washington, D.C.), Mexico and Brazil.

In Europe, marketing is effected through offices in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Italy, Netherlands, Norway, Poland, Portugal, Romania, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Transportation also has offices in India, Israel, South Africa, Australia, China, Korea, Malaysia, the Republic of Singapore, Taiwan and Thailand.

Transportation leases these marketing or sales offices, with the exception of the office in Saint-Bruno, Millhaven (Kingston) and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Rolling Stock

The rolling stock products of Transportation include light rail vehicles, metro cars, commuter and regional trains, intercity and high-speed trains, locomotives, bogies, propulsion and train controls for the vehicles.

- ***Light Rail Vehicles***

Transportation's family of light rail vehicles includes street-trams, city-trams and tram-train vehicles.

- ***Metro Cars***

Transportation offers a full range of technologies adapted to the needs of urban transit systems.

- ***Commuter and Regional Trains***

Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units ("EMUs"), diesel multiple units ("DMUs"), diesel-electric multiple units ("DEMUs") as well as coaches in both single and double-deck configurations.

- ***Intercity and High-Speed Trains***

Transportation's product line includes DMUs, EMUs, DEMUs and coaches for intercity and high-speed passenger transportation.

- ***Locomotives***

Transportation offers locomotives and powerheads for use in high-speed, intercity, regional and freight traffic in both electric and diesel-electric versions to suit the specific needs of railway operators.

- ***Bogies***

Transportation offers reliable and innovative bogie solutions for all market segments and types of rolling stock (from trams, metros, commuter and regional trains to long distance, high-speed and locomotives).

- ***Propulsion and Controls***

Transportation offers complete propulsion, train control and management systems. The propulsion system includes transformers, converters, traction motors, gears and auxiliary power supplies.

- ***Competition***

Transportation has two major global competitors, Alstom Transport, a business unit of Alstom SA ("Alstom") and Siemens Transportation Systems, a business unit of Siemens AG ("Siemens"). Both are active in the same markets as Transportation.

Ansaldobreda Spa Transport ("Ansaldo") is also a full line supplier, with established bases in Italy and other European countries. Construcciones y Auxiliar de Ferrocarriles SA ("CAF"), Patentes Talgo SA and Stadler Rail AG specialize in the field of passenger cars, mainly in Europe. CAF and Ansaldo are also active in North America. Vossloh AG is active in the field of diesel locomotives and propulsion in Europe. The Russian supplier CJSC Transmashholding is now also becoming active in Europe.

Japanese suppliers such as Kawasaki Heavy Industries Ltd., Kinki Sharyo Co., Ltd., Mitsubishi Electric Corporation, Nippon Sharyo Ltd. and Toshiba Corporation are competing mostly in Asia and the United States in the rolling stock or electric propulsion segments. Rotem Company is a Korean manufacturer of passenger rolling stock and is active in Asia, North America and Europe. Hitachi Ltd., active in Asia-Pacific, has now also entered the European market.

Transportation has traditionally maintained project-based business relationships with many of its competitors, especially in Europe.

Services

Transportation provides a full range of railway services. These include total train maintenance, technical support, spares and material solutions, vehicle re-engineering and refurbishment as well as component re-engineering and overhaul.

- ***Competition***

For the services of own-built trains, which are the primary focus of Transportation's services activities, Transportation is competing with railway operators, subsystem and component suppliers, as well as with third-party service providers. The incumbent national operators still remain the strongest competition for Transportation. Transportation is the world leader on the relevant market in the field of rail services in Europe and North America. For combined rolling stock and maintenance contracts, Transportation has the same two main competitors as in rolling stock, Alstom and Siemens, and they also offer a full range of services. Most of the other rolling stock manufacturers are also active in the services segment.

System

Transportation develops, designs, builds and maintains complete transportation systems from high-capacity intercity systems to fully automated rapid transit, people movers and monorail systems. Transportation also operates and maintains fully automated systems.

- ***Competition***

Transportation's main global competitors, Mitsubishi Heavy Industries Ltd., Alstom and Siemens, continue to develop systems capabilities.

In addition, engineering, procurement and construction companies are also active in rail project development. Such firms include Bechtel Corporation, SNC-Lavalin Inc., Dragados S.A. and Washington Group. In the automated people mover market, Doppelmayr Cable Car GmbH is Transportation's main competitor. Hitachi Ltd. and KL Monorail System Sdn Bhd are active in the monorail market.

Signalling

Transportation's signalling products cover the mass transit and mainline markets. Mass transit solutions extend from manual to fully automatic systems and communication-based systems. Mainline solutions range from conventional systems to European Rail Traffic Management System ("ERTMS") technology.

- ***Competition***

Major competitors in the market for signalling are Alstom, Ansaldo, General Electric, Invensys plc, Siemens and Thales S.A., which acquired the signalling division of Alcatel in January, 2007.

3.3 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 24 to the Corporation's consolidated financial statements for the fiscal years ended January 31, 2007 and January 31, 2006 filed with the Canadian securities regulatory authorities on March 28, 2007, which note is incorporated by reference into this Annual Information Form.

3.4 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986 with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution and maintenance of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each, which option to renew has recently been exercised. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of CAN$20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

3.5 Product Development

3.5.1 Aerospace

During fiscal year 2007, Aerospace invested $329 million in product development, representing 5.2% of manufacturing revenues, compared to $338 million or 5.3% during fiscal year 2006.

Product development costs consisted of the following for fiscal years:

		2007		2006
Program tooling[1]	**$**	**160**	$	138
Program change and engineering[2]		**91**		108
Research and development[3]		**78**		92
	$	**329**	$	338

[1] Capitalized in Property, plant and equipment.
[2] Included in Cost of sales.
[3] Included in Research and development.

Product development costs were lower during fiscal year 2007, mainly due to reduced research and development costs related to the *CSeries* program and lower program change and engineering expenditures in both regional and business aircraft, partially offset by an increase in research and development costs related to the launch of the *CRJ1000* aircraft program announced on February 19, 2007.

Aerospace is involved in a three-year national research program in the United Kingdom aimed at developing and validating technologies that are expected to lead to a new generation of aircraft wings. Aerospace will be focusing primarily on developing technologies with respect to composite materials, including design and analysis techniques, simulation and modelling, materials selection and advanced manufacturing processes.

Business Aircraft

During fiscal year 2007:

- The *Challenger 605* aircraft received Transport Canada, European Aviation Safety Agency and U.S. Federal Aviation Administration type certification and entered into service in January 2007.
- The *Learjet 40 XR* light jet entered into service in February 2006.
- The *Learjet 60 XR* midsize jet had a successful first flight and is expected to enter into service in the first half of fiscal year 2008.

Regional Aircraft

On February 19, 2007, Aerospace announced the launch of the *CRJ1000* regional jet, the next major step in the evolution of the *CRJ* Series aircraft family. Previously known as the *CRJ900X* project, the *CRJ1000* regional jet is designed specifically to meet the growing needs of regional airlines for jets up to 100 seats. It provides low operating costs and improvements in cabin comfort. The new *CRJ1000* regional jet, with the first flight scheduled for mid-fiscal year 2009, is scheduled to enter into service in the fourth quarter of fiscal year 2010.

The *CRJ1000* aircraft program was launched with 38 firm orders, 15 of which are *CRJ900* aircraft order conversions, in addition to 23 conditional orders and options.

3.5.2 Transportation

Rolling Stock

During fiscal year 2007, Transportation further improved its regional and commuter fleet for the European market. The commuter train developed for the Greater Paris region (Île-de-France) is designed for maximum comfort, safety and security and is based on Transportation's proven technology already in commercial service, providing a high level of reliability.

The *TALENT* 2, designed for future regional and suburban transport, represents the continuous development of Transportation's modular concept, which has already been successfully introduced in France with the *AGC*. This design concept offers unparalleled flexibility and modularity in line with customers' needs. These translate into a competitive advantage for operators in a European market that is characterized by growth and liberalization. In February 2007, Transportation signed a framework agreement with Deutsche Bahn AG for the supply of 321 new *TALENT* 2 trains (See Orders and backlog section in the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2007 filed with the Canadian securities regulatory authorities on March 28, 2007 for further details).

In September 2006, at the most important rail fair in the world (InnoTrans, Germany), Transportation introduced the new diesel-electric *TRAXX* locomotive, which completes the *TRAXX* platform family of locomotives and strengthens Transportation's position in the diesel locomotive market.

As part of the "Green Train" project, Transportation has begun testing the first mechatronic bogie in cooperation with Swedish Banverket. This innovative technological solution is of growing interest to rail operators, as it allows monitoring track condition and reduces track damage. In the U.K., operators pay a fee for track damage caused by their trains, a practice that might be rolled out to other countries.

During fiscal year 2007, Transportation won an order from Neoman Bus GmbH, a leading member of the global bus industry, for the design and manufacture of its *MITRAC 500* propulsion system to power 80 trolleybuses for Barquisimeto, Venezuela. With this order, Transportation has expanded the application of its highly reliable *MITRAC* propulsion system product portfolio to the trolleybus market. Given its successful experience in this segment, the Bombardier *MITRAC 500* is now suited to power trams, people movers and trolleybuses.

Services

During fiscal year 2007, Transportation launched the predictive maintenance system *ORBITA*, which is designed to help operators increase fleet utilization, improve reliability and availability and ultimately enhance the passenger's overall journey experience. *ORBITA* is expected to support Transportation's growth in the services market. Successfully launched in Europe during fiscal year 2007, *ORBITA* will be introduced to the North American market in fiscal year 2008.

Systems

During fiscal year 2007, Transportation launched several new products supporting customers around the world in managing their total transit systems:

- *MITRAC* TCMS ("Train Control and Management System"), which demonstrated its uniqueness in the market in terms of advanced Internet protocol technology, open architecture, integration and train-to-wayside communication capability. The *MITRAC* TCMS is the enabling platform for new solutions such as Transportation's *SEKURFLO*, *ORBITA* and PIES ("Passenger information and entertainment system").
- *SEKURFLO*, an advanced, on-board mobile security management system for the passenger rail market. The *SEKURFLO* solution, the next generation of transit security and surveillance, helps secure the safe, operational flow of passenger traffic. This purpose-built system is designed for both passenger safety and the efficiency of rail operators.

Signalling

The continuous upgrade of equipment to the latest ERTMS standards remained the focus of Transportation's product development activities in fiscal year 2007:

- Transportation finalized the product introduction into Taiwan and Korea of ERTMS Level 1 and the national Automatic Train Protection systems ("ATP"), demonstrating delivery capability for Asian markets.
- Transportation has been the first to enter the *EBI Cab* ERTMS Level 2 Onboard market in the Netherlands and to receive approval for an ERTMS Specific Transmission Module ("STM"), which allows trains to be used for cross-border traffic. Furthermore, country-specific adaptations for the onboard equipment have been completed for the German and Spanish markets.

Further interlocking enhancements were achieved with the computer-based interlocking system *EBI* Lock 950, thus increasing the market penetration of this product.

Other areas of product development include the ongoing improvement and increased functionality of the current Transportation product range, in particular the enhancement of *EBI Track* train detection, *EBI Light* signals and *EBI Switch* point machines. This will allow Transportation to embrace further market opportunities.

3.6 Environment

The Corporation's products as well as its manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada, as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. In addition, the Corporation has established, and periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 85% of the Corporation's manufacturing and services locations, over 150 employees, have been accredited according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with its policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation, and jointly as a member of industry groups at sites not owned by the Corporation, to determine the feasibility of various remediation techniques and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant.

Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities.

Although it appears likely that annual costs for remediation activities might increase over time because of ever more stringent legal requirements, these costs are not expected to be material to the Corporation.

3.7 Human Resources

The following table shows the total number of employees of Bombardier:

	Number of employees as at January 31,	
	2007	**2006**
Aerospace	27,130	26,800
Transportation	29,104[1]	28,644[1]
Corporate Office	178	241
Other	15	237
Total	56,427	55,922

(1) Including 2,899 and 2,070 contractual employees as at January 31, 2007 and 2006, respectively.

At Aerospace 57% of employees are covered by collective agreements as at January 31, 2007.

At Transportation, in Europe and North America, respectively 80% and 40% of the employees are covered by collective agreements as at January 31, 2007.

Bombardier considers that its relations with its employees are satisfactory.

3.8 Foreign Currency and Interest Rate Risks

The Corporation's main exposures to foreign currencies are managed by the segments and are covered by a central treasury function. Foreign currency exposures are managed in accordance with the Corporation's foreign currency policy and procedures (the "Policy"). The Policy requires each segment to identify all potential foreign currency exposures arising from their operations and to hedge this exposure according to pre-set criteria. Interest rate exposures are managed centrally in order to achieve an appropriate mix of fixed and variable interest rate debt and to reduce the impact of fluctuating interest rates on financial commitments and intercompany loans.

Derivative financial instruments used to manage foreign currency and interest rate exposures consist mainly of:

- forward foreign exchange contracts;
- interest-rate swap agreements;
- cross-currency interest-rate swap agreements; and
- interest-rate cap agreements.

The Corporation's foreign currency and interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to lock in currency rates and interest rates on the hedged item.

The details and fair value of the outstanding derivative financial instruments as at January 31, 2007 and 2006 are presented in note 19 – Financial instruments to the Corporation's consolidated financial statements for the years ended January 31, 2007 and 2006 filed with the Canadian securities regulatory authorities on March 28, 2007.

HEDGING PROGRAMS

Based on the Corporation's guidelines, each segment is required to hedge its foreign currency exposures as follows:

Segment	Hedged exposures	Hedging policy[1]
Aerospace	Forecasted cash outflows denominated in a currency other than the functional currency of the entity, mainly the Canadian dollar and the pound sterling.	Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.
Transportation	Forecasted cash inflows or outflows resulting from revenues and expenditures denominated in a currency other than the functional currency of the entity.	Hedge 100% of the identified foreign currency exposures.

[1] Deviations from the Policy are allowed subject to maximum predetermined risk limits.

Aerospace foreign currency denominated costs

The expected costs denominated in foreign currencies and the hedged portion of these costs for fiscal year 2008 were as follows as at January 31, 2007:

		Expected costs	Hedged portion	Weighted-average hedge rate
Costs denominated in:				
Canadian dollar	$	2,085	78%	0.8632
Pound sterling	$	260	79%	1.8186

Management conducts quarterly reviews, as well as a detailed annual review as part of its annual budget process, of its cost estimates and program quantities. As part of the detailed annual review, Aerospace maintained the long-term foreign exchange rate assumption this year for its future unhedged expected costs denominated in Canadian dollars at a weighted-average rate of 0.8696.

Sensitivity

A one-cent change in the value of the Canadian dollar compared to the U.S. dollar would impact fiscal year 2008 expected costs in Aerospace by approximately $21 million before giving effect to forward foreign exchange contracts, and approximately $5 million after giving effect to the outstanding forward foreign exchange contracts.

A one-penny change in the value of the pound sterling compared to the U.S. dollar would impact fiscal year 2008 expected costs in Aerospace by approximately $3 million before giving effect to forward foreign exchange contracts, and approximately $1 million after giving effect to the outstanding forward foreign exchange contracts.

Forward foreign exchange contracts

The Corporation uses forward foreign exchange contracts to cover foreign currency exposure arising from forecasted foreign currency cash flows. The Corporation also uses forward foreign currency contracts to cover foreign currency exposures arising from long-term debt, intercompany loans, receivables, and its net investments in self-sustaining foreign operations.

Most of the forward foreign exchange contracts are denominated in currencies of major industrial countries:

- In Aerospace, forward foreign exchange contracts are mainly to sell U.S. dollars and buy Canadian dollars and pounds sterling.
- In Transportation, forward foreign exchange contracts are mainly to sell or purchase euros, pounds sterling, U.S. dollars, Swiss francs, Canadian dollars, and other Western European currencies.

The fair value of forward foreign exchange contracts is sensitive to changes in foreign exchange rates. Foreign exchange rate changes result in offsetting gains or losses on forward foreign exchange contracts and the corresponding hedged item attributable to the underlying exposure.

Interest-rate swap agreements

The Corporation enters into interest-rate swap agreements in order to achieve an appropriate mix of fixed and variable interest rate debt. In addition, the Corporation enters into interest-rate swap agreements to reduce the impact of fluctuating interest rates on financial commitments and to cover the interest rate exposure arising from aircraft financing support provided to regional aircraft customers. Swap agreements involve the exchange of interest payments, based on a predetermined notional amount for a specified period of time.

The fair value of interest-rate swaps is sensitive to changes in interest rates. Interest rate changes result in offsetting gains or losses on interest-rate swap agreements and the corresponding hedged item attributable to the underlying exposure.

Cross-currency interest-rate swap agreements

The Corporation enters into cross-currency interest-rate swap agreements to cover foreign currency exposures, and to modify the interest rate characteristics of its hedged items. These swap agreements involve the exchange of interest payment obligations, as well as principal amounts in two different currencies for a specified period of time. The fair value of cross-currency interest-rate swaps varies in the same manner as forward foreign exchange contracts and interest-rate swap agreements.

The Corporation also enters into cross-currency interest-rate swap agreements to cover foreign currency exposures on its net investments in self-sustaining foreign operations. These swap agreements involve the exchange of interest payment obligations as well as principal amounts in two different currencies for a specified period of time. Gains and losses related to these cross-currency interest-rate swap agreements designated and effective as hedges are accounted for in the Cumulative translation adjustment.

Interest-rate cap agreements

The Corporation enters into interest-rate cap agreements to manage its exposure to interest-rate increases arising from protection granted to certain customers in connection with the sale of aircraft.

The fair value of interest-rate caps is sensitive to changes in interest rates and implied volatility. Changes in interest rates and implied volatility result in offsetting gains or losses on interest-rate cap agreements and the corresponding financial obligations attributable to the underlying exposure.

3.9 Risk Factors

RISK MANAGEMENT PRACTICES

The Corporation's risk management practice is to embed risk management activities in the operational responsibilities of its management. Risk management is therefore an integral part of how the Corporation plans and executes its business strategies. Each segment manages its risks in line with the Corporation's overall organizational and accountability structure. The Corporation has developed and applies risk assessment, mitigation and management practices to reduce the nature and extent of its exposure to operational, financial, technical, market and legal risks.

Aerospace

Aerospace's risk management begins prior to program launch. It includes the development of a detailed plan to support a program launch decision, and continues throughout the product cycle. Aerospace's risk management strategy includes a governance process to assess the risk of deviation from the revenue, cost, schedule and technical targets, established as part of a detailed plan with the aim of developing specific risk mitigation plans. Such practices include a sales contract evaluation process ensuring compliance with internal policy. Risk management for product cost includes the development of long-term relationships with key suppliers, together with supplier evaluation and competitive bidding processes. Other risk management practices for cost include foreign exchange hedging, insurance coverage and collective agreements with a significant portion of the workforce. Technical risk is mitigated through strict compliance with the regulatory requirements of various bodies, as well as stringent quality control in the production cycle. The International Standards Organization ("ISO") has established ISO 9001 standards. The Society of Automotive Engineers ("SAE") has used the baseline ISO 9001 standards to establish AS 9100 standards in order to standardize Quality Management Systems requirements specific to the aerospace industry. Aerospace holds five ISO

AS9100/9001 certificates in 19 sites located in Canada, U.S. and Europe. These sites include facilities for all stages of the product life cycle including administrative, design, manufacturing, testing, training, spares distribution and service centres. The application of these standards allows Aerospace to improve product quality and reduce costs through the standardization of quality processes and procedures.

Transportation

Transportation's risk management strategy comprises the complete activities of the segment with defined processes for the bid approval, project start-up, design, realization and field support phases.

The bid approval process is managed by senior executives with bids reviewed for compliance with internal policies and guidelines in the areas of commercial and contractual terms and conditions, profitability, engineering and manufacturing resources availability, product strategy, delivery schedule and supply base before tendering.

Bid approval, project start-up and design phases also include a technical risk assessment, legal review of contracts, development of long-term relationships with key suppliers, together with supplier evaluation and cost.

During the realization and field support phases, Transportation performs schedule controls, regular reviews of forecasts, project improvement management and a proactive risk and opportunity management. The principal objective of the risk and opportunity management is to:

- anticipate future events that may harm or benefit a project; and
- identify and quantify potential risks and opportunities so that Transportation can:
    - take action that will decrease the probability of a risk occurring or decrease the impact of the risk, should it occur; and
    - increase the probability of an opportunity occurring or increase the benefits of the opportunity, should it occur.

Risk mitigation is managed by aiming to structure positive cash flow arrangements through the use of customer advances, foreign exchange hedging, insurance, third-party guarantees, and other risk mitigating measures, such as collective agreements with a significant portion of the workforce.

In addition, the Corporation has put in place internal audits where the project is assessed both from a project management and a financial perspective. Those audits focus on all key projects in terms of size but also on smaller projects considered more risky. This internal audit process is linked with the external audit process and increases the level of transparency at all levels.

RISK ENVIRONMENT

The Corporation operates in industry segments that have a variety of risk factors and uncertainties, including general economic risk, business environment, operational, financing and market risk. The risks and uncertainties described below are risks that could materially affect the Corporation's business, financial condition and results of operations, but are not necessarily the only risks faced by the Corporation. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently believes to be immaterial, may also adversely affect its business.

GENERAL ECONOMIC RISK

Unfavourable economic conditions, such as a macroeconomic downturn in important markets or an increase in commodity prices, may result in lower order intake, which would adversely affect the Corporation's business.

In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or termination of employees.

BUSINESS ENVIRONMENT RISK

The Corporation faces a number of external risk factors, more specifically the financial condition of the airline industry and major rail operators, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, government support to export sales, world trade policies, competition from other businesses, as well as scope clauses in pilot union agreements restricting the operation of smaller jetliners by major airlines or by their regional affiliates. In addition, acts of terrorism, global health risks and political instability or the outbreak of war or continued hostilities in certain regions of the world may result in lower orders, rescheduling or the cancellation of part of the existing order backlog for some of the Corporation's products.

Airline industry environment

Airline industry profitability and viability influence the demand for Aerospace's commercial aircraft. Continued cost pressure in the airline industry puts pressure on the price of Aerospace's products. Aerospace is faced with the challenge of finding ways to reduce costs and improve productivity to sustain a favourable market position at acceptable profit margins. Several of Aerospace's U.S. commercial airline customers are operating under the protection of Chapter 11. The loss of any major commercial airline as a customer or the termination of a contract could significantly reduce the Corporation's revenue.

OPERATIONAL RISK

The activities conducted by the Corporation are subject to operational risks, including business partners, developing new products and services, regulatory and legal risk, product performance warranty, dependence on key customers, suppliers and personnel, risk of problems in supply management, production and project execution, as well as the successful integration of new acquisitions, reliance on information systems and environmental policies, all of which could affect the ability of the Corporation to meet its obligations. In addition, large and complex projects for customers are common for the businesses of the Corporation, including fixed-price contracts.

Business partners

In certain of the projects carried out through consortia or other partnership vehicles in Transportation, all partners are jointly and severally liable to the customer. The success of these partnerships is dependent on the satisfactory performance of the Corporation and the Corporation's business partners. Although, in these situations, partners generally exchange counter-indemnity obligations, often partially or totally backed by guarantee instruments, the failure of the business partners to fulfill their contractual obligations could subject the Corporation to additional financial and performance obligations that could result in increased costs and unforeseen delays. In addition, in Transportation's systems business, the loss of potential order intake may result from a partner withdrawing from a consortium during the bid phase.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new products, update existing products and services, and invest and develop new technologies, which may require significant capital investments. Introducing new products requires a significant commitment to research and development, which may not be successful.

The Corporation's sales may be impacted if it invests in products that are not accepted in the marketplace, if customer demand or preferences change, if the products are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete. The Corporation is subject to stringent certification or approval requirements, which could differ by country and could delay the certification of the Corporation's products. Non-compliance with regulatory requirements, such as those now or in the future imposed by Transport Canada, the Federal Aviation Administration, the European Aviation Safety Agency, International (TSI) and national rail regulatory bodies or other regulatory authorities, could result in the grounding of the Corporation's products, which may materially and adversely affect the Corporation's business, financial condition and results of operations.

Warranty and casualty claim losses

Products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner, or at all. The occurrence of defects and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investments. Any claims, defects or failures may materially and adversely affect the Corporation's business, financial condition and results of operations. In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters involving the Corporation's products, or products for which the Corporation provided services, including claims for serious personal injuries or death, and these accidents may include accidents caused by climatic factors (such as snow and icy weather), or by pilot or driver error. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

Legal risks

The Corporation is subject to numerous risks relating to legal proceedings to which it is currently a party or that could develop in the future. In the ordinary course of its business, the Corporation becomes party to lawsuits, including suits involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. There can be no assurance that the results of these or other legal proceedings will not materially and adversely affect the Corporation's business, financial condition or results of operations. The Corporation maintains liability and property insurance for certain legal risks at levels the Corporation's Management believes are appropriate and consistent with industry practice. The Corporation may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance, and such losses may materially and adversely affect the Corporation's business, financial condition and results of operations, and the Corporation's provisions for litigation related losses may not be sufficient to cover the Corporation's ultimate loss or expenditure.

Key customers and key suppliers

The Corporation's manufacturing operations are dependent on a limited number of customers. As at January 31, 2007, 11% of Aerospace's order backlog related to aircraft programs was attributable to three customers. In Transportation, three customers represented 45% of the order backlog as at January 31, 2007. The Corporation believes that it will continue to depend on a limited number of customers; accordingly, the loss of any such customer could result in lower sales or market share. Since the majority of Transportation's customers are public companies or operate under public contract, Transportation's order intake is dependent on public budgets and spending policies. See government support below for additional information.

The Corporation's manufacturing operations are dependent on a limited number of key suppliers for the delivery of materials, services and major systems, such as aluminum, titanium, power plants, wings, nacelles and fuselages in Aerospace, and brakes in Transportation. A failure by one or more key suppliers to meet performance specifications, quality standards, and delivery schedules could adversely affect the ability of the Corporation to meet its commitments to customers. If one or more key suppliers are unable to meet their contractual obligations toward the Corporation, this may materially and adversely affect the Corporation's business, financial condition and results of operations. Certain of these suppliers participate in the development of products such as aircraft or rolling stock platforms and the subsequent delivery of materials and major components, and own some of the intellectual property on the key components they develop. Therefore, the Corporation's contracts with these key suppliers are on a long-term basis. Although alternative supplier sources generally exist for the procurement of material and major components, the replacement of certain key suppliers could be costly and could take a significant amount of time.

Fixed-term commitments

The Corporation has historically offered, and will continue to offer, a significant portion of its products on fixed-term contracts, rather than contracts in which payment is determined solely on a time-and-material basis. Generally, the Corporation may not terminate these contracts unilaterally. Although the Corporation often relies on tools, methodologies and past experience to reduce the risks associated with estimating, planning and performing these projects, in most cases, the Corporation is exposed to risks associated with these projects, including unexpected technological problems, difficulties with the Corporation's partners and subcontractors and logistic difficulties that could lead to cost overruns and late delivery penalties.

Human resource risk (including collective agreements)

Human resource risk is the risk that the Corporation is unable to recruit, retain, and motivate highly skilled employees to assist in the Corporation's business, including research and development activities that are essential to the success of the Corporation. Failure to recruit and retain highly-skilled personnel may materially and adversely affect the Corporation's business, financial condition and results of operations.

In addition, the Corporation is party to several collective agreements throughout its business segments, which are subject to expiration at various times in the future. If the Corporation is unable to renew these collective agreements as they become subject to renegotiation from time to time, this could result in work stoppages and other labour disturbances and materially and adversely affect the Corporation's business, financial condition and results of operations.

Environmental risk

The Corporation is subject to environmental laws and regulations in each of the jurisdictions in which it operates, governing, among other things, product performance or content, air and water pollution, the use, disposal, storage, transportation, labelling and release of hazardous substance, human health risks arising from the exposure to hazardous or toxic material and the remediation of soil and groundwater contamination on or under the Corporation's properties (whether or not caused by the Corporation) or on or under other properties and caused by its current or past operations. Environmental regulatory requirements, or enforcements thereof, may become more stringent in the future, and additional costs may be incurred by the Corporation to be compliant with such future requirements or enforcements. In addition, the Corporation may have contractual or other liability for environmental matters relating to businesses, products or properties that the Corporation has in the past closed, sold or otherwise disposed of, or that the Corporation closes, sells or disposes of in the future. There can be no assurance that limitations imposed by, or costs of compliance with, current or future environmental laws, liabilities arising from a failure to comply with environmental laws, obligations to perform environmental investigations or remediation, or any other environmental problem, will not materially and adversely affect the Corporation's business, financial condition and results of operations.

FINANCING RISK

Government support

From time to time, the Corporation or its customers receive various types of government support. The level of government support reflects government policy and depends on budgets and other political and economic developments. The Corporation cannot predict if future government-sponsored support will be available. The loss or any substantial reduction in the availability of government support could negatively impact the Corporation's cost competitiveness and market share. In addition, any future government support received by the Corporation's competitors may have a negative impact on the Corporation's competitiveness, product development, sales and market share.

Financing support provided on behalf of certain customers

From time to time, the Corporation provides aircraft financing support to regional aircraft customers. The Corporation also provides interim financing, which includes loans made to customers and the leasing of aircraft to customers. The Corporation faces the risk that certain customers, mainly regional aircraft customers, may not be able to obtain permanent financing. This, in turn, may materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation may also provide, directly or indirectly credit and residual value guarantees to airlines, to support financings for airlines or to support financings by certain special purpose entities ("SPEs") created solely i) to purchase regional aircraft from the Corporation and to lease these aircraft to airlines, and ii) to purchase financial assets related to regional aircraft manufactured by the Corporation. Under these arrangements, the Corporation is obligated to make payments to a guaranteed party in the event that the original debtor or lessee does not make lease or loan payments, or if the market or resale value of the aircraft is below the guaranteed residual value amount at an agreed-upon date, generally at the expiry date of the related financing and lease arrangements. A substantial portion of these guarantees has been extended to support original debtors or lessees with less than investment-grade credit. The recent financial weakness of certain airlines further exposes the Corporation to loss under credit guarantees. Significant claims under these guarantees could materially and adversely affect the Corporation's business, financial condition and results of operations (see Commitments and contingencies section of the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2007 filed with the Canadian securities regulatory authorities on March 28, 2007 for a discussion on credit and residual value guarantees).

Liquidity and access to capital markets

The Corporation requires continued access to capital markets to support its activities. To satisfy its financing needs, the Corporation relies on cash resources, debt and cash flow generated from operations. Any impediments to the Corporation's ability to access capital markets, including a decline in credit ratings, a significant reduction of the surety market global capacity, significant changes in market interest rates, general economic conditions, or an adverse perception in capital markets of the Corporation's financial condition or prospects, may materially and adversely affect the Corporation's business, financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the Corporation's control and accordingly, no assurance can be given that the Corporation's credit ratings will not be reduced in the future.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and the New letters of credit facility contain covenants that, among other things, restrict the Corporation's ability to:

- incur additional debt and provide guarantees;
- repay subordinated debt;

- create or permit certain liens;
- use the proceeds from the sale of assets and subsidiary stock;
- pay dividends and make certain other restricted payments;
- create or permit restrictions on the ability of its subsidiaries to pay dividends or make other payments;
- engage in certain transactions with affiliates; and
- enter into certain consolidations, mergers or transfers of all or substantially all of its assets.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or to engage in other business activities that may be in its interest.

In addition, the Corporation is subject to various financial covenants under its New letters of credit facility, including the requirement to maintain (as defined in the related agreements):

- a minimum EBITDA to fixed charges ratio of 3.5 to 1 at the end of each fiscal quarter;
- a maximum adjusted gross debt-to-capitalization ratio of 70% at the end of each fiscal quarter until April 30, 2008, and 65% thereafter; and
- a maximum adjusted net debt to EBITDA ratio of 2.5 to 1 as at January 31, 2007, January 31, 2008 and July 31, 2008; 3.75 to 1 as at April 30, 2007, July 31, 2007 and October 31, 2007; 2.75 to 1 as at April 30, 2008; and 2.0 to 1 as at October 31, 2008 and at the end of each fiscal quarter thereafter.

The Corporation's ability to comply with these covenants may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with these covenants could also result in a default under its New letters of credit facility, which would permit the Corporation's banks to request the immediate cash collateralization of all outstanding letters of credit and the bond holders and other lenders of the Corporation to declare amounts owed to them immediately payable. If the Corporation's indebtedness is accelerated, it may not be able to repay its indebtedness or borrow sufficient funds to refinance it. In addition, if the Corporation incurs additional debt in the future, it may be subject to additional covenants, which may be more restrictive than those to which the Corporation is now subject.

MARKET RISK

Market risk is defined as a potential loss due to an adverse move in market rates, including the following:

Foreign currency fluctuations

The Corporation's financial results are reported in U.S. dollars and a portion of its sales and operating costs are realized in currencies other than U.S. dollars, in particular euros, Canadian dollars and pounds sterling. The Corporation's results of operations are therefore affected by movements of these currencies against the U.S. dollar. Significant long-term fluctuations in relative currency values could have an adverse effect on its future profitability. Although the Corporation's foreign currency policy is to use derivative financial instruments to manage these foreign currency exposures, given the volatility of currency exchange rates, the Corporation cannot assure that the it will be able to manage these risks effectively. Volatility in currency exchange rates may generate losses, which may materially and adversely affect the Corporation's business, financial condition and results of operations. For more detailed information on the Corporation's hedging policies, refer to Derivative financial instrument section of the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2007 filed with the Canadian securities regulatory authorities on March 28, 2007.

Changing interest rates

The Corporation is exposed to risks from fluctuating interest rates, as described in the Derivative financial instruments section of the Corporation's Management's Discussion and Analysis for the fiscal year ended

January 31, 2007 filed with the Canadian securities regulatory authorities on March 28, 2007, which may materially and adversely affect the Corporation's business, financial condition and results of operations. The Corporation uses derivative financial instruments or asset/liability management techniques to manage the impact of fluctuating interest rates, arising mainly on existing assets and liabilities and financial commitments.

Commodity price risk

The Corporation is subject to commodity price risk relating principally to fluctuations in material prices used in the supply chain, such as aluminum and titanium, which could materially and adversely affect the Corporation's business, financial condition and results of operations. In an effort to mitigate these risks, the Corporation seeks to enter into long-term arrangements with its supplier base.

Item 4 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during each of the fiscal years ended January 31, 2007 January 31, 2006 and January 31, 2005. These dividends are denominated in Canadian dollars.

	Fiscal years ended January 31,					
	2007		2006		2005	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share	Total	Per share
Series 2 Cumulative Redeemable Preferred Shares	3.8	$1.45912	2.9	$1.11586	2.6	$0.99781
Series 3 Cumulative Redeemable Preferred Shares	12.9	$1.36900	12.9	$1.36900	12.9	$1.36900
Series 4 Cumulative Redeemable Preferred Shares	14.7	$1.56250	14.7	$1.56250	14.7	$1.56250
Class A Shares (Multiple Voting)	—	—	—	—	30.8	$0.09000
Class B Subordinate Voting Shares	—	—	—	—	129.0	$0.09160

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares (Multiple Voting) (the "Class A Shares") or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares") have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares, as the case may be, have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum, or CAN$0.000390625 per quarter; when a dividend on the Class B Subordinate Voting Shares at the rate of CAN$0.0015625 per share per annum is declared and paid or set aside for payment in any fiscal year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said fiscal year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous fiscal year. The Board of Directors of the Corporation reserves the right to modify this policy at any time. On March 28, 2006, the Board of Directors of Bombardier decided that in accordance with the Corporation's policy and based on the financial results for fiscal year

2006, there would be no dividend payment on the Class A Shares and the Class B Subordinate Voting Shares for fiscal year 2007.

Pursuant to various financing agreements to which they are parties, Bombardier Capital Inc. and Learjet Inc. are subject to certain restrictions as to payment of dividends. The Corporation, as intervenor, is also subject to certain restrictions as to the receipt of dividends from these subsidiaries. These subsidiaries have undertaken to maintain certain financial ratios or a minimum level of net worth, which may have the indirect effect of restricting payment of dividends by these subsidiaries.

Item 5 General Description of Capital Structure

The authorized capital of the Corporation consists of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which 12,000,000 have been designated as the Series 2 Preferred Shares, 12,000,000 have been designated as the Series 3 Preferred Shares and 9,400,000 have been designated as the Series 4 Preferred Shares, (ii) 1,892,000,000 Class A Shares, and (iii) 1,892,000,000 Class B Subordinate Voting Shares. As at January 31, 2007, the Corporation had outstanding 2,597,907 Series 2 Preferred Shares, 9,402,093 Series 3 Preferred Shares, 9,400,000 Series 4 Preferred Shares, 317,044,051 Class A Shares and 1,433,422,917 Class B Subordinate Voting Shares.

The Class B Subordinate Voting Shares are restricted securities (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the aggregate, all of the voting rights associated with the Class B Subordinate Voting Shares represented, as at January 31, 2007, 31.14% of the voting rights attached to all of the Corporation's issued and outstanding voting securities.

Class A Shares and Class B Subordinate Voting Shares

Subordination and Voting Rights

The Class A Shares and the Class B Subordinate Voting Shares rank after the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation. Each Class A Share entitles the holder thereof to 10 votes and each Class B Subordinate Voting Share entitles the holder thereof to one vote.

Dividends and Liquidation

The holders of Class B Subordinate Voting Shares are entitled to receive, in each fiscal year, if declared by the Board of Directors, a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum and after payment or setting aside for payment of said dividend, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to any additional dividend which may be declared by the Board of Directors in such fiscal year in respect of the Class A Shares and Class B Subordinate Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to receive on a *pro rata* basis all of the assets of the Corporation remaining after payment of all of the liabilities, subject to the preferential rights attaching to any shares ranking prior to the Class A Shares and Class B Subordinate Voting Shares.

Conversion Privilege

Each Class A Share is convertible at any time by the holder thereof into one fully paid and non-assessable Class B Subordinate Voting Share. Each Class B Subordinate Voting Share is convertible by the holder thereof into one fully paid and non-assessable Class A Share at any time upon and after the occurrence of either one of the following events: (i) if an offer (as defined) is made to the holders of Class A Shares to acquire Class A Shares and such offer is accepted by the majority shareholder of the Corporation, namely, the Bombardier Family; or (ii) if such majority shareholder of the Corporation ceases to hold more than 50% of the outstanding Class A Shares.

Except for the rights, privileges, restrictions and conditions attaching to the Class A Shares and Class B Subordinate Voting Shares as described above, the Class A Shares and the Class B Subordinate Voting Shares have the same rights, are equal in all respects and will be treated by the Corporation as if they were shares of the same class.

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

Preferred Shares as a Class

Issuable in Series

The Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions as may be determined by the Board of Directors prior to the issue thereof.

Priority

The Preferred Shares of each series will rank equally with the Preferred Shares of all other series and will rank ahead of the Class A Shares and the Class B Subordinate Voting Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation.

Dividends

The holders of Preferred Shares are entitled to receive preferential dividends in such amounts and at such intervals as may be determined by the Board of Directors in respect of each series prior to the issue thereof.

Voting Rights

The holders of Preferred Shares do not have the right to receive notice of, attend, or vote at, any meeting of shareholders except to the extent otherwise provided in the Articles of the Corporation in respect of any series of Preferred Shares or when holders of Preferred Shares are entitled to vote as a class or as a series as set forth in the *Canada Business Corporations Act* or any successor statute, as amended from time to time (the "CBCA"). In connection with any matter requiring the approval of the Preferred Shares as a class, each holder is entitled to one vote for each dollar of the issue price of the Preferred Shares held. Holders of Preferred Shares have no pre-emptive rights.

Modifications

The class provisions of the Preferred Shares may be amended at any time with such approval as may be required by the CBCA. The CBCA currently provides that such approval may be given by at least two-thirds of the votes cast at a meeting of the holders of Preferred Shares. The Articles of the Corporation provide, in respect of meetings of holders of Preferred Shares, that a quorum is constituted by the holders of such number of Preferred Shares carrying at least 25% of the voting rights attached to all the outstanding Preferred Shares; however, at any adjourned meeting in the event of a failure to meet the quorum requirement, the quorum will be constituted by the persons present at such adjourned meeting, irrespective of the percentage of outstanding Preferred Shares held by such persons.

Series 2 Preferred Shares

The Series 2 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.50 per share (together with accrued and unpaid dividends), convertible on a one-for-one basis on August 1, 2007 and on August 1 of every fifth year thereafter into Series 3 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 2 Preferred Shares, such remaining number shall be automatically converted into an equal number of Series 3 Preferred Shares. Additionally, if the Corporation determines that at such time, there would be less than 1,000,000 outstanding Series 3 Preferred Shares, then no Series 2 Preferred Shares may be converted. Since August 1, 2002, floating adjustable cumulative preferential cash dividends are payable monthly, if declared, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% of the prime rate if the trading price of the Series 2 Preferred Shares is less than CAN$24.90 per share or more than CAN$25.10 per share.

Series 3 Preferred Shares

The Series 3 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.00 per share (together with accrued and unpaid dividends) on August 1, 2007 and on August 1 of every fifth year thereafter, convertible on a one-for-one basis at the option of the holder on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 3 Preferred Shares, such remaining number shall be automatically converted into an equal number of Series 2 Preferred Shares. Additionally, if the Corporation determines that at such time there would be less than 1,000,000 outstanding Series 2 Preferred Shares, then no Series 3 Preferred Shares may be converted. The Series 3 Preferred Shares carry an annual dividend rate of 5.476% for the initial five-year period from August 1, 2002 to and including July 31, 2007, payable quarterly, if declared. The quarterly dividend rate will be fixed by the Corporation at least 45 days and not more than 60 days before each subsequent five-year dividend period. Each five-year fixed dividend rate selected by the Corporation shall not be less than 80% of the Government of Canada bond yield as defined in the Articles of Amendment creating the Series 3 Preferred Shares.

Series 4 Preferred Shares

The 6.25% Series 4 Preferred Shares are entitled to fixed, cumulative, preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to CAN$1.5625 per share per annum. Dividends are payable quarterly on the last day of July, October, January and April each year at a rate of CAN$0.3906 per share per quarter. The Series 4 Preferred Shares, which are non-voting, will not be redeemable prior to March 31, 2007. On and after March 31, 2007, the Corporation may, subject to certain provisions, on not less than 30 nor more than 60 days' notice, redeem for cash the Series 4 Preferred Shares in whole or in part, at the Corporation's option, at CAN$26.00 per share if redeemed prior to March 31, 2008, CAN$25.75 if redeemed thereafter and prior to March 31, 2009, CAN$25.50 if redeemed thereafter and prior to March 31, 2010, CAN$25.25 if redeemed thereafter and prior to March 31, 2011 and CAN$25.00 if redeemed on or after March 31, 2011; in each case together with all declared and unpaid dividends to the date of redemption.

Alternatively, on and after March 31, 2007, the Corporation may, on not less than 30 nor more than 60 days' notice, subject to stock exchange approvals, convert all or any of the Series 4 Preferred Shares into fully paid and non-assessable Class B Subordinate Voting Shares of the Corporation. The number of Class B Subordinate Voting Shares of the Corporation into which each Series 4 Preferred Share may be so converted will be determined by dividing the applicable redemption price per Series 4 Preferred Shares together with all declared and unpaid dividends at the date of conversion by the greater of CAN$2.00 and 95% of the weighted average trading price of such Class B Subordinate Voting Shares on the TSX for the period of 20 consecutive trading days which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time grant the holders of Series 4 Preferred Shares the right, but not the obligation, to convert their shares upon notice into a further series of Preferred Shares.

Security Ratings

As of January 31, 2007, the Corporation had received BB and Pfd-4 ratings from Dominion Bond Rating Service Limited ("DBRS") for its senior debentures and preferred shares, respectively. The Corporation has received a BB rating for its corporate credit from Standard & Poor's ("S&P"). The Corporation's debt securities have also been rated Ba2 by Moody's Investors Service ("Moodys") and BB- by Fitch Ratings ("Fitch"). Fitch and S&P have also rated the preferred shares of the Corporation respectively as a B and P4. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuance of securities.

DBRS rates (i) long term debt by rating categories ranging from a high of AAA to a low of D, and (ii) preferred shares by rating categories ranging from Pfd-1 (high) to a low of D. Similarly, S&P ratings range from a high of AAA to a low of D, Moodys ratings range from a high of Aaa to a low of C, and Fitch's ratings range from a high of AAA to a low of D.

The credit ratings accorded by DBRS, S&P, Moody and Fitch are not recommendations to purchase, hold or sell the securities. There is no assurance that the ratings will remain in effect for any given period of time or that the rating will not be revised or withdrawn entirely by DBRS, S&P, Moodys and Fitch in the future if it is in their judgement that circumstances so warrant.

Item 6 Market for the Securities of the Corporation

The Corporation's Class A Shares, Class B Subordinate Voting Shares, Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbols "BBD.A", "BBD.B", "BBD.PR.B", "BBD.PR.D" and "BBD.PR.C", respectively. Trading Prices and Volumes.

The following table sets forth the reported high, low and closing sale prices in Canadian dollars and the cumulative volume of trading of each of the Corporation's securities listed for trading on the TSX for the periods indicated:

MONTH		Class A Shares "BBD.A"	Class B Subordinate Voting Shares "BBD.B"	Series 2 Preferred Shares "BBD.PR.B"	Series 3 Preferred Shares "BBD.PR.D"	Series 4 Preferred Shares "BBD.PR.C"
January 2007	High	$4.61	$4.62	$20.24	$18.49	$22.89
	Low	$3.93	$3.90	$18.64	$17.26	$20.86
	Close	$4.48	$4.45	$19.15	$18.09	$22.65
	Volume	1,798,135	124,850,014	189,947	474,908	243,937
December 2006	High	$4.00	$3.97	$18.80	$17.35	$20.99
	Low	$3.68	$3.67	$18.01	$16.62	$20.03
	Close	$3.99	$3.95	$18.50	$17.25	$20.95
	Volume	2,251,721	89,689,432	125,191	255,511	180,888
November 2006	High	$4.20	$4.19	$18.80	$16.95	$20.99
	Low	$3.72	$3.70	$18.00	$16.51	$20.30
	Close	$3.85	$3.80	$18.80	$16.93	$20.51
	Volume	3,319,391	109,067,212	143,294	354,713	206,161
October 2006	High	$4.14	$4.14	$18.43	$17.19	$20.98
	Low	$3.47	$3.48	$17.39	$16.45	$19.21
	Close	$3.92	$3.87	$18.25	$16.68	$20.41
	Volume	1,436,011	146,673,281	181,383	345,063	287,026
September 2006	High	$3.65	$3.68	$17.60	$16.70	$19.79
	Low	$3.19	$3.19	$16.42	$16.10	$18.82
	Close	$3.51	$3.49	$17.35	$16.55	$19.28
	Volume	719,323	101,992,748	63,921	179,300	147,979
August 2006	High	$3.65	$3.66	$17.50	$16.47	$19.43
	Low	$2.99	$2.98	$16.92	$16.01	$18.80
	Close	$3.40	$3.36	$17.20	$16.25	$19.30
	Volume	1,093,047	86,785,733	43,614	118,995	106,205
July 2006	High	$3.25	$3.25	$17.83	$16.49	$20.34
	Low	$3.00	$3.00	$16.85	$15.99	$18.32
	Close	$3.02	$3.00	$17.12	$16.23	$19.30
	Volume	479,322	60,909,330	37,640	74,509	125,943
June 2006	High	$3.34	$3.37	$17.79	$16.79	$19.64
	Low	$2.93	$2.90	$16.60	$16.01	$18.22
	Close	$3.14	$3.11	$17.50	$16.30	$18.88
	Volume	2,913,710	92,226,978	38,402	93,984	97,681
May 2006	High	$4.32	$4.31	$19.00	$17.90	$20.75
	Low	$3.05	$3.01	$17.26	$16.32	$19.25
	Close	$3.25	$3.15	$17.45	$16.42	$19.62
	Volume	1,929,937	128,605,093	91,501	162,212	166,005
April 2006	High	$4.32	$4.32	$19.00	$17.90	$20.97
	Low	$3.38	$3.37	$17.96	$17.00	$19.51
	Close	$4.28	$4.30	$18.60	$17.80	$20.50
	Volume	1,808,884	183,030,075	46,620	337,616	222,562
March 2006	High	$3.48	$3.48	$18.00	$17.10	$19.99
	Low	$2.69	$2.68	$15.67	$15.40	$17.88
	Close	$3.42	$3.40	$18.00	$17.10	$19.91
	Volume	2,462,141	142,601,181	41,931	472,563	208,596
February 2006	High	$3.05	$3.05	$16.50	$15.99	$18.40
	Low	$2.75	$2.83	$15.57	$15.46	$17.82
	Close	$2.89	$2.92	$16.12	$15.56	$17.88
	Volume	1,079,305	83,143,965	50,855	95,408	131,340

Item 7 Directors and Executive Officers

The names of the directors and executive officers of the Corporation, their municipality of residence, the positions held by them within the Corporation, the principal occupations of the directors, the period during which each director has exercised his or her mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at March 27, 2007, or as at January 31, 2007 for Director Deferred Stock Units ("DDSUs"), owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Class A Shares[1]	Class B Subordinate Voting Shares[1]	Director Deferred Stock Units or other deferred stock units programs
LAURENT BEAUDOIN, C.C., FCA Westmount, Québec Chairman of the Board and Chief Executive Officer of the Corporation	1975 to date	11,126,951[2]	2,738,493[2]	400,000[3]
PIERRE BEAUDOIN Westmount, Québec Executive Vice President of the Corporation and President and Chief Operating Officer of Bombardier Aerospace	2004 to date	512,859	1,312	—
ANDRÉ BÉRARD[a][c] Montréal, Québec Corporate Director	2004 to date	—	5,000	106,032[4]
J.R. ANDRÉ BOMBARDIER Montréal, Québec Vice Chairman of the Corporation	1975 to date	[5]	265,774	—
JANINE BOMBARDIER Westmount, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	[6]	40,001	104,479[4]
L. DENIS DESAUTELS[a][c] Ottawa, Ontario Corporate Director	2003 to date	—	6,500	57,104[4]
MICHAEL J. DURHAM[7][a][c] Dallas, Texas, U.S.A. Corporate Director	2005 to date	—	—	43,073[4]
JEAN-LOUIS FONTAINE Westmount, Québec Vice Chairman of the Corporation	1975 to date	4,097,472[8]	6,465	—

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Class A Shares[(1)]	Class B Subordinate Voting Shares[(1)]	Director Deferred Stock Units or other deferred stock units programs
DANIEL JOHNSON[(9)(a)(c)] Montréal, Québec Counsel, McCarthy Tétrault, LLP Barristers and Solicitors	1999 to date	—	1,200	87,574[(4)]
JEAN C. MONTY[(10)(b)(d)] Montréal, Québec Corporate Director	1998 to date	25,000	175,000	147,067[(4)]
ANDRÉ NAVARRI Paris, France Executive Vice President of the Corporation and President of Bombardier Transportation	2004 to date	—	50,000	—
JAMES E. PERRELLA[(b)(d)] Jupiter, Florida, U.S.A. Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and component manufacturer	1999 to date	—	10,000	191,054[(4)]
CARLOS E. REPRESAS[(b)(c)] Mexico City, Mexico Chairman of the Board, Nestlé Group México	2004 to date	—	—	60,100[(4)]
JEAN-PIERRE ROSSO[(a)] New York, New York, U.S.A. Chairman, World Economic Forum USA Inc.	2006	—	—	21,267[(4)]
FEDERICO SADA G.[(11)(d)] Garza, Garcia, Mexico President and Chief Executive Officer Vitro, S.A. de C.V., glass producing company	2003 to date	—	—	100,319[(4)]
HEINRICH WEISS[(b)(d)] Düsseldorf, Germany Chairman and Chief Executive Officer SMS GmbH	2005 to date	—	—	75,079[(4)]

(1) Number of shares held is given as at March 27, 2007.

(2) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A Shares and 812,500 Class B shares.

(3) As part of his compensation for the year ended January 31, 2006, Mr. Beaudoin, as Chief Executive Officer, received an annual incentive of $1,400,000. This sum was paid in the form of 400,000 deferred share units ($3.50) pursuant to the Deferred Stock Unit Plan for Senior Officers.

(4) Number of DDSUs is given as at January 31, 2007 as the number of DDSUs under the Director Deferred Stock Unit Plan is calculated and reported as at the end of the Corporation's fiscal year(s) and quarterly period(s).

(5) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A Shares.

(6) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A Shares.

(7) Mr. Durham was a member of the Board of Fairchild Dornier GmbH until April 2002, approximately two months prior to the date on which the insolvency procedures over the estate of Fairchild Dornier GmbH were opened in Germany.

(8) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A Shares.

(9) Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

(10) Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

(11) Mr. Sada was the non-executive Chairman and a director of Anchor Glass Container Corporation in the United States when it filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 13, 1996.

(a) Member of the Audit Committee.

(b) Member of the Human Resources and Compensation Committee.

(c) Member of the Retirement Pension Oversight Committee.

(d) Member of the Corporate Governance and Nominating Committee.

Each director remains in office until the following annual shareholders' meeting or until the election of his/her successor, unless he/she resigns or his/her office becomes vacant as a result of his/her death, removal or any other cause.

Executive Officers who are not Directors

Name and Municipality of Residence	Position held within the Corporation
Pierre Alary Montréal, Québec	Senior Vice President and Chief Financial Officer
Richard C. Bradeen Montréal, Québec	Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment
Roger Carle Town of Mount-Royal, Québec	Corporate Secretary
Daniel Desjardins Montréal, Québec	Senior Vice President, General Counsel and Assistant Secretary
François Lemarchand Montréal, Québec	Senior Vice President and Treasurer
Carroll L'Italien Westmount, Québec	Senior Vice President and Chief Talent Officer
John Paul Macdonald Longueuil, Québec	Senior Vice President, Public Affairs
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Chairman

As at March 27, 2007, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the executive officers of the Corporation, as a group, owned beneficially, directly or indirectly, 15,779,302 Class A Shares and 3,496,721 Class B Subordinate Voting Shares, representing 4.98% and 0.24% respectively, of the outstanding shares of each such class.

The directors and executive officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or executive officer has held more than one position in the same company or an affiliate of such company, only the date of his/her appointment to his current position is indicated:

- Pierre Alary has been Senior Vice President and Chief Financial Officer since June 9, 2003, after having assumed such position on an interim basis on February 12, 2003; previously, he was Vice President Finance of Bombardier since November 1, 2002; from August 17, 1998 to October 31, 2002, he was Vice President, Finance of Bombardier Transportation.
- Laurent Beaudoin has been Chairman of the Board and Chief Executive Officer since December 13, 2004 heading the Office of the President, whose members also include Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier; prior to that, he was Executive Chairman of the Board since June 10, 2003 and, before that, Chairman of the Board and of the Executive Committee since February 1, 1999.
- Pierre Beaudoin has been Executive Vice President of Bombardier and, together with André Navarri, a member of the Office of the President, headed by Laurent Beaudoin since December 13, 2004; he has also served as President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001; prior to that, he was President, Business Aircraft, Bombardier Aerospace since February 1, 2001; before that, he was President and Chief Operating Officer of Bombardier Recreational Products from April 1996 to January 2001.
- André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004 after having been Chairman of the Board and Chief Executive Officer from 1990 to 2002.

- Richard C. Bradeen has been Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment since January 20, 2005; prior to that date, he was Senior Vice President, Corporate Audit Services and Risk Assessment since October 1, 2003, after having acted, on an interim basis, as Vice President, Corporate Audit Services and Risk Assessment since November 25, 2002; he was also Vice President, Special Projects, responsible for Amphibious Aircraft Division, Structured Finance and Military Aviation Training Service from April 8, 2002 to January 20, 2005; prior to that date, he was Vice President, Corporate Audit Services and Risk Assessment of the Corporation since February 1, 2001; prior to that date, he was Vice-President, Acquisitions and Strategic Alliances of the Corporation since February 1, 1999.

- L. Denis Desautels has been acting as a Corporate Director since October 1, 2002; before that date he was Auditor General of Canada from April 1, 1991 until March 31, 2001.

- Daniel Desjardins has been Senior Vice President, General Counsel and Assistant Secretary of the Corporation since October 1, 2003; prior to that date, he served as Vice President, Legal Services and Assistant Secretary since April 6, 1998.

- Michael J. Durham was with AMR Corporation for 20 years. He worked at American Airlines for the first 17 years, notably as Senior Vice President, Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre Inc., a NYSE-listed company providing information technology services to the travel industry.

- François Lemarchand has been Senior Vice President and Treasurer of the Corporation since October 1, 2003; prior to that date, he was Vice President and Treasurer of the Corporation since October 1, 1996.

- John Paul Macdonald has been Senior Vice President, Public Affairs of Bombardier since January 20, 2005, and continued to act as Vice President, Communications of Aerospace until October 2, 2006-; from 1999 to 2002, he was Vice President, Corporate Affairs of Molson Inc.

- Jean C. Monty has been acting as corporate director since April 2002; before that date, he had been Chairman and Chief Executive Officer of BCE Inc., a telecommunications company, since April 26, 2000, after having been President and Chief Executive Officer of BCE Inc. since May 6, 1998 and previously President and Chief Operating Officer of BCE Inc. from October 1, 1997 to May 6, 1998; he had also been Chairman and Chief Executive Officer of Bell Canada since February 28, 1998.

- André Navarri has been Executive Vice President of Bombardier and, together with Pierre Beaudoin, a member of the Office of the President headed by Laurent Beaudoin since December 13, 2004; he has also served as President of Bombardier Transportation since February 22, 2004; prior to that date, he was President – Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002; from May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker.

- Jean-Pierre Rosso has been Chairman of World Economic Forum USA Inc., based in New York City, United States, since February 2006. He was Chairman of CNH Global N.V. from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000.

- Carroll L'Italien has been appointed Senior Vice President and Chief Talent Officer of Bombardier Inc. on February 22, 2006; prior to that date, he was Senior Vice President of the Corporation since July 24, 1999; before joining Bombardier he had been, since July 1996, President of Alcan Smelters and Chemicals Limited.

Item 8 Legal Proceedings

The Corporation is a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these proceedings.

While the Corporation cannot predict the final outcome of legal proceedings pending as at January 31, 2007, based on information currently available, it believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

On February 7, 2005, Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the United States district (i.e. federal) court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint. The amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While it cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation intends to vigorously defend its position.

Item 9 Transfer Agent and Registrar

The registrar and transfer agent for each class of the Corporation's publicly listed securities is Computershare Investor Services Inc. at its principal office in each of the Canadian cities of Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver.

Item 10 Material Contracts

Since February 1, 2006, the Corporation has not entered into any contractual arrangements outside the ordinary course of business that would be considered material to it or its businesses.

Item 11 Interest of Experts

Ernst & Young LLP is the external auditor who prepared the Auditors' Reports to the Shareholders of Bombardier Inc. under Canadian generally accepted auditing standards. Ernst & Young LLP has confirmed to the Corporation that it is independent within the meaning of the Rules of Professional Conduct of the *Ordre des Comptables agréés du Québec*. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

Item 12 Audit Committee Disclosure

Audit Committee Information

Mr. L. Denis Desautels acts as Chairman of the Audit Committee and Messrs. André Bérard, Michael J. Durham, Daniel Johnson and Jean-Pierre Rosso are its other members. Each of them is independent and financially literate within the meaning of *Multilateral Instrument 52-110 – Audit Committees.*

The Charter of the Audit Committee is reproduced at Schedule "B" attached to this Annual Information Form (see pages 46 to 51).

The education and related experience of each of the members of the Audit Committee is described below.

L. Denis Desautels (Chair) – Mr. Desautels, F.C.A., has a Bachelor of Commerce degree from McGill University. He served as Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montréal Office of Ernst & Young, LLP (formerly Clarkson Gordon). In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

André Bérard – Mr. Bérard has a Fellow's Diploma of the Institute of Canadian Bankers. He attended the Special Management Program at Harvard University. He served as Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He has been a member of the Audit Committee of Bombardier since 2004 as well as the audit committee of BCE Inc., BMTC Group Inc., Falconbridge Inc. and Transforce Income Fund.

Michael J. Durham – Mr. Durham has a B.A., Economics, from the University of Rochester and an M.B.A., Finance and Accounting, from Cornell University. For over 20 years, he held various positions of increasing responsibilities with AMR Corporation in the finance area. Among others, he was Treasurer of AMR Corporation in 1989 and Senior Vice President, Finance and Chief Financial Officer of American Airlines, Inc. from 1989 to 1995. After having been President of Sabre Technology Group, he acted as President and Chief Executive Officer of Sabre, Inc., a company listed on the New York Stock Exchange from 1995 to 1999.

Daniel Johnson – A law graduate of Université de Montréal and a member of the Québec bar since 1967, Mr. Johnson also holds LL.M. and Ph.D. degrees from the University of London (UK), as well as an M.B.A. from Harvard University. He was Secretary and Vice President of Power Corporation of Canada until 1981. As a member of the Québec Government from 1985 to 1994, he was Minister of Industry and Commerce, then Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. He was also Minister responsible for the Montréal region and a member of the Standing Cabinet Committee on Planning, Regional Development and the Environment and of the Legislation Committee. He became Leader of the Québec Liberal Party in December 1993, was Prime Minister of the Province of Québec until September 1994, and Leader of the Official Opposition until May 1998.

Jean-Pierre Rosso – Mr. Rosso has a B.S., Civil Engineering, from « École Polytechnique Fédérale de Lausanne (EPF) » and an M.B.A. from Wharton School of the University of Pennsylvania. He has chaired World Economic Forum USA Inc. since April 2006. He served as Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer, from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipment manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996. As a director of Medtronic Inc. since 1998, Mr. Rosso was Chairman of its Audit Committee until August 2006 and he continues to be one of its members.

Appointment of Auditors

For each of the financial years ended January 31, 2007 and 2006, Ernst & Young, LLP, billed the Corporation the following fees for services :

Fees	**Financial Year Ended January 31, 2007**	**Financial Year Ended January 31, 2006**
Audit fees	US$ 12,809,000	US$ 13,147,000
Audit-related fees	US$ 736,000	US$ 935,000
Tax fees	US$ 1,666,000	US$ 2,297,000
All other fees	US$ 159,000	US$ 88,000
Total Fees:	US$ 15,370,000	US$ 16,467,000

In the table above, the terms in the column "Fees" have the following meanings: "Audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's auditors for the audit of its annual financial statements and those of its subsidiaries and the review of the Corporation's quarterly financial statements as well as services normally provided by the Corporation's external auditors in connection with statutory and regulatory filings and engagements; "Audit-related fees" refers to the aggregate fees billed for assurance and related services by the Corporation's external auditors that are reasonably related to the performance of the audit or review of its financial statements and are not reported under "Audit fees"; " Tax fees" refers to the aggregate fees billed for professional services rendered by the Corporation's external auditors for tax compliance, tax advice, and tax planning; and "All other fees" refers to the aggregate fees billed for products and services provided by the Corporation's external auditors, other than "Audit fees", "Audit-related fees" and "Tax fees". The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of the Corporation's external auditors. The Audit Committee has adopted a policy that prohibits the Corporation's from engaging its external auditors for "prohibited" categories of non-audit services and requires pre-approval by such Committee of audit services and other services within certain permissible categories of non-audit services.

Item 13 Additional Information

Additional financial information is provided in the Corporation's financial statements and Management Discussion & Analysis for its most recently completed financial year. All information incorporated by reference into this Annual Information Form is contained or included in one of the Corporation's continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at www.sedar.com. Where a section of this Annual Information Form incorporates by reference information from one of the Corporation's other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

Item 14 Forward-Looking Statements

This Annual Information Form includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this Annual Information Form, please refer to the respective sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, legal risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risk and environmental risk), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). For more details see the heading entitled "Risks and Uncertainties" in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this Annual Information Form and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SCHEDULE A

LIST OF TRADEMARKS OF BOMBARDIER INC. AND ITS SUBSIDIARIES USED IN THE ANNUAL INFORMATION FORM

Aerospace Trademarks

- Bombardier
- Bombardier 415
- Bombardier Global 5000
- Challenger
- CRJ
- CRJ200
- CRJ700
- CRJ705
- CRJ900
- CRJ1000
- CSeries
- Flexjet
- Global Express
- Learjet
- Q-Series
- Q200
- Q300
- Q400
- Skyjet
- Smart Parts

Transportation Trademarks

- MITRAC
- TALENT
- TRAXX
- ORBITA
- SEKURFLO
- EBI

SCHEDULE B

BOMBARDIER INC.

CHARTER OF THE AUDIT COMMITTEE

1.1 Membership and Quorum

- Five directors who shall all be outsiders, unrelated and independent.
- All the members of the Audit Committee shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Audit Committee; a member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bombardier's financial statements.
- Quorum: a majority of the members.

1.2 Frequency and Timing of Meetings

- Normally, in conjunction with Bombardier Board meetings.
- At least four times a year and as necessary.

1.3 Chairman of the Audit Committee

One of the members of the Audit Committee shall act as its Chairman. The responsibilities of the Chairman of the Audit Committee include the following:

A. PROVIDING LEADERSHIP TO ENHANCE THE AUDIT COMMITTEE'S E EFFECTIVENESS

- ensuring that the Audit Committee works as a cohesive team and providing the leadership essential to achieve this;
- ensuring that the resources available to the Audit Committee (in particular timely and relevant information) are adequate to support its work.

B. MANAGING THE AUDIT COMMITTEE

- setting the agenda of the Audit Committee, in consultation with the Senior Vice President and Chief Financial Officer, and prior to the meeting of the Audit Committee, circulating the agenda to the members of the Audit Committee;
- adopting procedures to ensure that the Audit Committee can conduct its work effectively and efficiently, overseeing the Audit Committee structure and composition, scheduling and management of meetings;

- ensuring that the conduct of the Audit Committee meetings provides adequate time for serious discussion of relevant issues;
- ensuring that the outcome of the meeting of the Audit Committee and any material matters reviewed at such meeting are reported to the Board at its next regular meeting.

1.4 Mandate of the Audit Committee

A. PURPOSE

The Audit Committee is a Committee of the Board formed to assist it in overseeing the financial reporting process.

B. OBJECTIVES

The objectives of the Audit Committee are:

- to help the directors meet their responsibilities with respect to accountability;
- to assist in maintaining good communication between the directors and the external auditor;
- to assist in maintaining the external auditor's independence;
- with the assistance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, to ensure that an appropriate system of internal accounting and financial controls is maintained in view of the major business risks facing Bombardier;
- to maintain the credibility and objectivity of financial reports;
- to investigate and assess any issue that raises significant concern to the Audit Committee, with the assistance, if so required by the Audit Committee, of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and/or the external auditor.

C. *MEETINGS*

- Any member of the Audit Committee or the external auditor or the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment may request a meeting of the Committee.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Treasurer shall attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving all or some of these officers as determined by the Audit Committee.
- The Chairman of the Board and Chief Executive Officer may, at his option, only attend that part of the meeting of the Audit Committee during which the quarterly or annual, as the case may be, consolidated financial statements of Bombardier, the related management's discussion and analysis and the press release to be issued on the consolidated financial statements are reviewed by the Audit Committee members.
- The Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment shall have direct access to the Audit Committee and shall receive notice of and attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.

- The external auditor shall have direct access to the Audit Committee and shall receive notice of and have the right to attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment or any other representative of management whose presence is requested by the Chairman of the Audit Committee or any of the Audit Committee members, and the external auditor shall meet separately with the Audit Committee, in a private session held during the course of a meeting, at least once annually.
- Minutes of the meetings of the Audit Committee shall be kept by the Corporate Secretary. Supporting documents reviewed by the Audit Committee shall be kept by the Corporate Secretary. A copy of the minutes of any meeting or of any supporting document shall be made available for examination by any director of Bombardier upon request to the Corporate Secretary.

D. DUTIES AND RESPONSIBILITIES

- As they relate to the Board and financial reporting

  a) Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to Bombardier's financial statements and its financial reporting practices and the system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of Bombardier's financial statements and the compliance by Bombardier with laws and regulations and its own Code of Ethics and Business Conduct.
  b) Maintain a free and open line of communication with the management of Bombardier, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.
  c) Review, before their disclosure, Bombardier's quarterly consolidated financial statements, the related management's discussion and analysis and the press release on the quarterly financial results and, if appropriate, recommend to the Board their approval and disclosure.
  d) Review, before their disclosure, Bombardier's annual audited consolidated financial statements, the related management's discussion and analysis, and the press release on the annual consolidated financial results and, if appropriate, recommend to the Board their approval and disclosure.
  e) Review the presentation and impact of significant, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or reserves included in any financial statements.
  f) Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.
  g) Review any litigation, claim or other contingency, including tax assessments and environmental situations, that could have a material adverse effect upon the financial position or operating results of Bombardier, and the manner in which these matters are disclosed in the financial statements.
  h) Review the appropriateness of the accounting policies used in the preparation of Bombardier's financial statements, and consider recommendations for any material change to such policies.
  i) To the extent not previously reviewed by the Audit Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in the prospectus and other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

j) Review the statement of management's responsibility for the financial statements as signed by the management of Bombardier and included in any published document.

k) Ensure that adequate procedures are in place for the review of Bombardier's public disclosure of financial information extracted or derived from Bombardier's financial statements, other than the public disclosure referred to in paragraph c) or d) above, and periodically assess the adequacy of those procedures.

l) Ensure that procedures are in place for

   (i) the receipt, retention and treatment of complaints received by Bombardier regarding accounting, internal accounting controls, or auditing matters; and

   (ii) the confidential, anonymous submission by employees of Bombardier of concerns regarding questionable accounting or auditing matters.

m) Where there is to be a change of external auditor, review all issues related to the change, including any differences between Bombardier and the external auditor that relate to the external auditor's opinion or a qualification thereof or an external auditor's comment.

n) Review the minutes of any meeting of the audit committee of any subsidiary and any significant issues and external auditor's recommendations.

o) Monitor the application of, and, if need be, review and update the Corporate Disclosure Policy of Bombardier.

- As they relate to the external auditor

a) Explicitly affirm that the external auditor is independent and accountable to the Board and the Audit Committee, and in that context, work constructively with the external auditor to build an effective relationship that allow for full, frank and timely discussion of all material issues, with or without management as appropriate in the circumstances.

b) Recommend to the Board a firm of external auditors for submission to the shareholders of Bombardier.

c) Review and make recommendations to the Board with respect to the fees payable for the external audit.

d) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the terms of the external auditor's (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chairman of the Audit Committee.

e) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the scope of the (i) annual audit and of other audit related services and (ii) the quarterly review services to be rendered by the external auditor; in that context, ensure that the external auditor has access to all books, records, facilities and personnel of Bombardier.

f) Oversee the work of the external auditor for the purpose of preparing or issuing an external auditor's report or performing other audit, review or attest services for Bombardier.

g) Review with the external auditor the contents of its report with respect to the annual consolidated financial statements of Bombardier and the results of the external audit, any significant problems encountered in performing the external audit, any significant recommendations further to the external audit and management's response and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

h) Review any significant recommendations by the external auditor to strengthen the internal accounting and financial controls of Bombardier.

i) Review any unresolved significant issues between management and the external auditor that could affect the financial reporting or internal controls of Bombardier.

j) To the extent practicable, assess the performance of the external auditor at least once a year.

k) Ensure that the external auditor shall not provide the following services to Bombardier:

- bookkeeping or other services related to the accounting records or financial statements of Bombardier;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions;
- human resources;
- broker or dealer, investment adviser, or investment banking services;
- legal services; and
- expert services unrelated to the audit.

l) All non-audit services shall require the prior approval of the Audit Committee in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee.

m) Review and approve Bombardier's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Bombardier.

- As they relate to the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment

a) At least four times a year, normally in conjunction with Bombardier Board meetings, review the report of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment on the results of the work that the Corporate Audit Services and Risk Assessment function has performed and with respect to its organization, staffing, and independence.

b) Review and, if appropriate, approve the annual Corporate Audit Services and Risk Assessment plan.

c) Assess the Corporate Audit Services and Risk Assessment reporting lines and make such recommendations as are necessary to preserve the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment independence.

d) Review significant Corporate Audit Services and Risk Assessment findings and recommendations and management's responses thereto.

e) Once a year, assess the performance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and if the circumstances so warrant, review and recommend the removal of the then current incumbent and the appointment of his successor and report the findings and conclusions of the Audit Committee to the Human Resources and Compensation Committee and the Chairman of the Board and Chief Executive Officer of the Corporation.

f) Once a year, review the terms of the charter of the Corporate Audit Services and Risk Assessment to ensure that they continue to be relevant and, if need be, make any appropriate modifications thereto.

- As they relate to risk management

  From time to time, review the risk assessment process that is in place throughout Bombardier in order to identify, assess and manage the principal risks of Bombardier's business.

- As they relate to environmental matters

  Twice a year, review the report of the Vice President, Health, Safety and Environment to the Audit Committee with respect to environmental matters.

- As they relate to the Audit Committee's terms of reference

  Each year, review the terms of reference of the Audit Committee to ensure that they continue to be relevant and make recommendations to the Corporate Governance and Nominating Committee Board for improvements.

1.5 Miscellaneous

If required, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors, and is provided with the appropriate funding for payment of the external auditors and any advisors retained by it.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Bombardier's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure Bombardier's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

BOMBARDIER

■ Notice of Annual Meeting of Shareholders

■ Management Proxy Circular

2007

BOMBARDIER INC.

Notice of Annual Meeting of Shareholders 2007

Date: Tuesday, May 29, 2007

Time: 9:30 a.m. (Montréal time)

Place: Hyatt Regency Montréal
(Grand Salon)
1255 Jeanne-Mance Street
Montréal, Québec, Canada

The holders of Class A shares (multiple voting) and/or Class B shares (subordinate voting) of Bombardier Inc. whose names appear on the list of shareholders of Bombardier Inc. on Thursday, April 5, 2007, at 5:00 p.m. (Montréal time) will be entitled to receive this notice of the meeting of shareholders and to vote at the meeting.

By order of the Board of Directors,

Roger Carle
Corporate Secretary

Montréal, Québec, Canada, April 13, 2007

Business on the agenda of the meeting:

1. Receipt of the consolidated financial statements of Bombardier Inc. for the financial year ended January 31, 2007 and the auditors' report thereon;
2. Election of the directors of Bombardier Inc.;
3. Appointment of the auditors of Bombardier Inc. and authorization of the directors of Bombardier Inc. to fix their remuneration;
4. Consideration and, if deemed advisable, approval of the proposed amendments to the Bombardier Inc. 1986 Stock Option Plan set out in Schedule "A" to the Management Proxy Circular;
5. Consideration and, if deemed advisable, approval of the five shareholder proposals set out in Schedule "B" to the Management Proxy Circular; and
6. Consideration of such other business as may properly come before the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. **Any registered shareholder** wishing to vote by proxy has to complete the accompanying form of proxy and return it either in the envelope provided for this purpose or by fax to the transfer agent for all the shares of Bombardier Inc., Computershare Investor Services Inc., no later than 4:00 p.m. (Montréal time) on Monday, May 28, 2007. Registered shareholders may also submit a proxy by telephone or over the Internet, by following the instructions provided for in the Management Proxy Circular. **Non-registered shareholders should refer to page 4 of the Management Proxy Circular for information on how to submit a proxy.**

Printed in Canada

This Management Proxy Circular is furnished in connection with the solicitation by the management of Bombardier Inc. of proxies for use at the Annual Meeting of the holders of Class A shares (multiple voting), or the Class A shares, and/or Class B shares (subordinate voting), or the Class B subordinate shares, of the Corporation to be held on Tuesday, May 29, 2007, at 9:30 a.m. (Montréal time) at the Hyatt Regency Montréal (Grand Salon), 1255 Jeanne-Mance Street, Montréal, Québec, Canada, and at any and all adjournments thereof. As used in this Management Proxy Circular, all references to "Bombardier", the "Corporation", "we", "us", "our" or similar terms are to Bombardier Inc., and unless otherwise indicated, all dollar amounts are in Canadian currency.

Section 1: Voting Information

Who is soliciting my proxy?

The management of Bombardier is soliciting your proxy for use at our Annual Meeting of the holders of our Class A shares and/or Class B subordinate shares.

What will I be voting on?

Holders of our Class A shares and/or Class B subordinate shares will be voting on:

- the election of the directors of the Corporation (see pages 5 to 15);
- the appointment of Ernst & Young, LLP, chartered accountants, as the auditors of the Corporation (see pages 12 and 13);
- the proposed amendments to the Bombardier Inc. 1986 Stock Option Plan set out in Schedule "A" to this Management Proxy Circular (see pages 36 and 37); and
- each of the five shareholder proposals set out in Schedule "B" attached to this Management Proxy Circular (see pages 38 to 40).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Management Proxy Circular.

How many votes do I have?

Our Class B subordinate shares are restricted securities (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries the right to ten votes and each Class B subordinate share carries the right to one vote. In the aggregate, all of the voting rights associated with the Class B subordinate shares represented, as at January 31, 2007, 31.14% of the voting rights attached to all of our issued and outstanding voting securities.

Each Class A share is convertible, at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event that the majority shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event the majority shareholder ceases to hold more than 50% of our issued and outstanding Class A shares.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of shareholders prepared as of the close of business at 5:00 p.m. (Montréal time) on the Record Date, being Thursday, April 5, 2007, will be entitled to vote at the meeting and any adjournment thereof if present or represented by proxy.

How many shares are entitled to be voted?

As at March 27, 2007, there were 316,962,157 of our Class A shares and 1,433,511,061 of our Class B subordinate shares issued and outstanding.

To the knowledge of our directors and officers, the only persons who, as at March 27, 2007, beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all of our issued and outstanding shares were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both directors of the Corporation, and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine. The four persons mentioned above indirectly controlled, through holding companies, 249,199,909 Class A shares and 1,118,275 Class B subordinate shares, representing in the aggregate 78.62% of our outstanding Class A shares and 0.08% of our Class B subordinate shares, respectively, and 54.16% of all the voting rights attached to all of our issued and outstanding shares.

As at March 27, 2007, our directors (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and officers as a group, beneficially owned, directly or indirectly, 15,779,302 Class A shares and 3,496,721 Class B subordinate shares, representing 4.98% and 0.24%, respectively, of the outstanding shares of each such class.

How do I vote?

If you are eligible to vote and your shares are registered in your own name, you may exercise the voting rights attached to your shares in person at the meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings "As a non-registered shareholder, how do I vote?" and "As a non-registered shareholder, how do I vote in person at the meeting?" at page 4.

Voting by proxy

Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the meeting. You may use the enclosed form of proxy, or any other proper form of proxy, in order to appoint your proxyholder. The persons named in the enclosed form of proxy, namely Messrs. Laurent Beaudoin, J.R. André Bombardier and Jean-Louis Fontaine, are directors and officers of Bombardier. However, you may choose another person to act as your proxyholder, including someone who is not a holder of our shares, by deleting the names printed on the enclosed form of proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.

How will my proxyholder vote?

On the form of proxy, you may indicate either how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking **FOR, AGAINST or WITHHOLD**), then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, the voting rights attached to Class A shares and/or Class B subordinate shares represented by proxies received by our management will be voted:

FOR the election of all the nominees proposed as directors by the management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation, as proposed by the management of the Corporation;

FOR the proposed amendments to the Bombardier Inc. 1986 Stock Option Plan set out in Schedule "A"; and

AGAINST each of the five shareholder proposals set out in Schedule "B".

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the transfer agent for our shares, Computershare Investor Services Inc., or Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 no later than 4:00 p.m. (Montréal time) on May 28, 2007.

Telephone

Registered shareholders electing to submit a proxy by telephone must do so by using a touchtone telephone. The telephone number to call for shareholders in Canada and in the United States is 1-866-732-VOTE (8683). For shareholders outside Canada and the United States, the telephone number to call is 312-588-4290. Shareholders must follow the instructions, use the form of proxy received from us and provide the 5-digit Control Number, the 11-digit Holder Account Number and the 5-digit Proxy Access Number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.computershare.com/proxy.

Registered shareholders must then follow the instructions and refer to the form of proxy received from us which contains a 6-digit Control Number, an 11-digit Holder Account Number and a 5-digit Access Number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-registered shareholders, or persons whose shares are held in "nominee" name, usually banks, trust companies, securities dealers or brokers or other financial institutions, will be provided with voting instructions by their nominee. Please see further instructions below under the heading "As a non-registered shareholder, how do I vote?" (page 4).

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the date of this Management Proxy Circular, our management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to our transfer agent, Computershare, no later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Who counts the proxies?

Proxies are counted by Computershare, the transfer agent for all of our shares.

Is my vote confidential?

Our transfer agent, Computershare, preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the management of Bombardier, and (b) as necessary in order to comply with legal requirements.

How are proxies solicited?

Management requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, our directors, officers and regular employees may also solicit proxies by telephone, over the Internet, in writing or in person.

How do our employees exercise their voting rights attached to the shares that they own under our Employee Share Purchase Plan?

If you are an employee and you own shares under Bombardier's Employee Share Purchase Plan, or the ESPP, your shares are registered in the name of Computershare Trust Company of Canada, the administrator of the ESPP, until such time as the shares are withdrawn from the ESPP pursuant to its terms and conditions. Voting rights attached to your shares may be exercised through the use of a voting instruction form which will permit the voting of shares by mail, fax, telephone (the number to dial for our employees in Canada and in the United States is 1-866-732-VOTE (8683) and for our employees outside Canada and the United States 312-588-4290) or over the Internet at www.computershare.com/proxy.

Your shares will be voted in accordance with your instructions as indicated in your duly completed voting instruction form. **If you are an employee shareholder and you do not indicate how your shares should be voted, then your shares will be voted:**

FOR the election of all the nominees proposed as directors by the management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as the auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation as proposed by the management of the Corporation;

FOR the proposed amendments to the Bombardier Inc. 1986 Stock Option Plan set out in Schedule "A"; and

AGAINST each of the five shareholder proposals set out in Schedule "B".

In order for you to exercise your voting rights as an employee shareholder under the ESPP, you must complete and return a voting instruction form by mail or fax or provide your instructions by phone or over the Internet.

As a non-registered shareholder, how do I vote?

If your shares are not registered in your own name, they are held in the name of a "nominee", usually a bank, trust company, securities dealer or broker or other financial institution. Applicable securities laws and regulations require nominees of non-registered shareholders to seek the latter's voting instructions in advance of the meeting. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Management Proxy Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. Each nominee has its own signature and return instructions. It is important that you comply with these instructions if you want the voting rights attached to your shares to be exercised. If you are a non-registered shareholder who has submitted a proxy and you wish to change your voting instructions, you should contact your nominee to find out whether this is possible and what procedure to follow.

As a non-registered shareholder, how do I vote in person at the meeting?

Since we and/or our transfer agent, Computershare, do not have at all times a record of the names of our non-registered shareholders, if you are a non-registered shareholder and you attend the meeting, we will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

How do I communicate with Computershare, our transfer agent?

You can communicate with Computershare, our transfer agent, at the following address:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
or by telephone at: 1-800-564-6253

Section 2 : Business of the Meeting

Election of Directors

Our articles of incorporation provide that our Board of Directors shall consist of not less than five and not more than 20 directors. Our directors are elected annually. **It is proposed by our management that 15 directors be elected for the current year.** The term of office of each director so elected expires upon the election of his or her successor unless he or she shall resign or his or her office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 15 nominees whose names are hereinafter set forth, all of whom are currently directors of Bombardier.

The management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors.

LAURENT BEAUDOIN, C.C., F.C.A. (A)



Chairman of the Board and Chief Executive Officer of Bombardier
Westmount, Québec, Canada
Age: 68
Director since 1975
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	11,126,951	2,738,493	400,000 (C)
2006	9,626,951	4,238,493	0
Change	1,500,000	(1,500,000)	400,000 (C)

Mr Laurent Beaudoin is a Chartered Accountant as well as a Fellow Chartered Accountant. He began his career in 1961 with Beaudoin, Morin, Dufresne & Associés, Chartered Accountants. In 1963, he joined Bombardier Limited as Comptroller. He was appointed General Manager in 1964 and, in 1966, became President. In 1979, he was appointed Chairman and Chief Executive Officer of Bombardier Inc. On February 1, 1999, he became Chairman of the Board and of the Executive Committee until June 10, 2003, when he was appointed Executive Chairman of the Board. Since December 13, 2004, he has assumed the responsibilities of Chairman of the Board and Chief Executive Officer of Bombardier and he has headed the Office of the President, whose members also include Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and Mr. André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier. He holds honorary doctorates from various universities and has received many awards and honours as a business leader, including Canada's Outstanding CEO of the Year and Canada's International Executive of the Year. Since June 2000, he has been on the Advisory Board of Lazard Canada. Since 2002, he has been a member of the International Business Council of the World Economic Forum based in Geneva, Switzerland. Since December 2003, he is the Chairman of the Board of Bombardier Recreational Products Inc.

PIERRE BEAUDOIN



President and Chief Operating Officer of Bombardier Aerospace
Executive Vice President of Bombardier
Westmount, Québec, Canada
Age: 44
Director since 2004
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	512,859	1,312	0
2006	512,859	1,312	0
Change	—	—	—

Mr. Pierre Beaudoin joined the Marine Products division of Bombardier in 1985. In October 1990, he was appointed Vice President, Product Development of the Sea-Doo/Ski-Doo division. From June 1992 to January 1994, he was Executive Vice President of the Sea-Doo/ Ski-Doo division of Bombardier and he acted as its President from January 1994, until April 1996. From April 1996, to January 2001, he was President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace in October 2001. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace, he was appointed Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. André Navarri, President of Bombardier Transportation, in the Office of the President and he also then became a member of the Board of Directors of Bombardier. He is a member of the Boards of Directors of Power Corporation of Canada and Bombardier Recreational Products Inc.

ANDRÉ BÉRARD



Corporate Director
Montréal, Québec, Canada
Age: 66
Director since 2004
Chairman of the Retirement Pension Oversight Committee
Member of the Audit Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	5,000	106,032
2006	0	5,000	68,960
Change	—	—	37,072

Mr. André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He is a member of the Boards of Directors of BCE Inc., BMTC Group Inc., Saputo Inc., Tembec Inc. and Transforce Income Fund.

J.R. ANDRÉ BOMBARDIER



Vice Chairman of Bombardier
Montréal, Québec, Canada
Age: 64
Director since 1975
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	(D)	265,774	0
2006	(D)	265,774	0
Change	—	—	—

Mr. J. R André Bombardier joined Bombardier in 1969 as Vice President, Industrial Division. He successively held the positions of Vice President, Research and Development, Ski-Doo Division (1970), Assistant to the President and in charge of new products (1973), Vice President of Marketing, Marine Products Division (1975) and President of Roski Ltd., a subsidiary of Bombardier (1976). He became Vice Chairman in 1978. He is a member of the Board of Directors of Bombardier Recreational Products Inc.

JANINE BOMBARDIER (E)



President and Governor,
J. Armand Bombardier Foundation,
charitable organization
Westmount, Québec, Canada
Age: 73
Director since 1984
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	(F)	40,001	104,479
2006	(F)	40,001	80,681
Change	—	—	23,798

Mrs. Janine Bombardier has been a Governor of the J. Armand Bombardier Foundation since March 27, 1965, and its President since August 21, 1978.

L. DENIS DESAUTELS, O.C., F.C.A.



Corporate Director
Ottawa, Ontario, Canada
Age: 63
Director since 2003
Chairman of the Audit Committee
Member of the Retirement Pension Oversight Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	6,500	57,014
2006	0	6,500	39,705
Change	—	—	17,309

Mr. L. Denis Desautels was Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montreal Office of Ernst & Young. In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is Chairman of Laurentian Bank of Canada and a director of Groupe Jean Coutu (PJC) Inc. and Alcan Inc. He also sits on the Board of Directors of CARE Canada and on the Board of Governors of the International Development Research Centre (IDRC). He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

MICHAEL J. DURHAM



Corporate Director
Dallas, Texas, United States
Age: 56
Director since 2005
Member of the Audit Committee and
the Retirement Pension Oversight Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	0	43,073
2006	0	0	23,388
Change	—	—	19,685

Mr. Michael J. Durham is the founder, President and Chief Executive Officer of Cognizant Associates, Inc., a consulting firm. He was with AMR Corporation for 20 years. He worked at American Airlines, Inc. for the first 17 years, notably as Senior Vice President, Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre, Inc., a company listed on the New York Stock Exchange providing information technology services to the travel industry. Mr. Durham is Chairman of the Board of Directors of Asbury Automotive Group Inc., and a director of AGL Resources, Inc., Acxiom Corporation, The Hertz Corporation, Culligan International, Inc. and SCI Solutions.

JEAN-LOUIS FONTAINE (G)



Vice Chairman of Bombardier
Director since 1975
Westmount, Québec, Canada
Age: 67
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	4,097,472	6,465	0
2006	4,097,472	6,465	0
Change	—	—	—

Mr. Jean-Louis Fontaine began his career with Bombardier in 1964 as Vice President, Production, of its Ski-Doo division and rose through the ranks to become Vice President, Transportation Products in 1974. He was named Vice President, Corporate Planning in 1977, a position he held until he became Vice Chairman in 1988. He currently serves on the Boards of Directors of AXA Assurances Inc. and Héroux-Devtek Inc.

DANIEL JOHNSON



Counsel, McCarthy Tétrault LLP, barristers and solicitors
Montréal, Québec, Canada
Age: 62
Director since 1999
Member of the Audit Committee and the Retirement Pension Oversight Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	1,200	87,574
2006	0	1,200	70,265
Change	—	—	17,309

A former Prime Minister of the Province of Québec, Mr. Daniel Johnson was a member of the National Assembly of Québec for more than 17 years and held numerous offices in the Government of Québec from 1985 to 1994. He is a director of The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, IGM Financial Inc. and the Chairman of the Board of Directors of Victhom Human Bionics Inc. He is also Honorary Consul of Sweden in Montréal.

JEAN C. MONTY



Corporate Director
Montréal, Québec, Canada
Age: 59
Director since 1998
Chairman of the Human Resources and Compensation Committee
Member of the Corporate Governance and Nominating Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	25,000	175,000	147,067
2006	25,000	175,000	111,676
Change	—	—	35,391

On April 24, 2002, Mr. Jean C. Monty retired as Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), following a 28-year career. Prior to joining BCE Inc., he was Vice Chairman and Chief Executive Officer of Nortel Networks Corporation. He joined Nortel in October 1992 as President and Chief Operating Officer, becoming President and Chief Executive Officer in March 1993. He began his career at Bell Canada in 1974 and held numerous positions in the BCE group. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year for 1997. He is Vice Chairman of the Board of Directors of Centria Inc., Chairman of the Board and Chief Executive Officer of Centria Commerce Inc., Chairman of the Board of Directors of Emergis Inc. and a director of Fiera Capital Inc.

ANDRÉ NAVARRI



President of Bombardier Transportation
Executive Vice President of Bombardier
Paris, France
Age: 54
Director since 2004
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	50,000	0
2006	0	50,000	0
Change	—	—	—

Mr. André Navarri has been President of Bombardier Transportation since February 22, 2004 and, since December 13, 2004, Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, in the Office of the President. On that same date, he also became a member of the Board of Directors of Bombardier. He is a member of the Supervisory Board of Corep Lighting S.A. Prior to February 22, 2004, he was President-Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002. From May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 as Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker. From April 1996 to April 1999, he was President of the Transport Sector of Alstom, a worldwide specialist in power, marine and transportation equipment. In May 2005, he was named Chairman of the Association of the European Railways Industries (UNIFE).

CARLOS E. REPRESAS



Chairman of the Board, Nestlé Group Mexico, a food and beverage company
Mexico City, Mexico
Age: 61
Director since 2004
Member of the Human Resources and Compensation Committee and the Retirement Pension Oversight Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	0	60,100
2006	0	0	40,415
Change	—	—	19,685

Mr. Carlos E. Represas has been Chairman of Nestlé Group Mexico since 1983. He has been a member of the Board of Directors of Vitro, S.A. de C.V. since 1998 and of the Board of Directors of Dreyer's Grand Ice Cream Holdings, Inc. since 2003. He is a member of the Latin American Business Council (CEAL). He is Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico and President of the Mexico Chapter of the Latinamerican Chamber of Commerce in Zurich, Switzerland. From 1994 to 2004, he was Executive Vice President and also President of the Americas of Nestlé, S.A. In July 2004, he retired from his executive responsibilities at Nestlé where he worked during 36 years (1968-2004) in seven different countries.

JEAN-PIERRE ROSSO



Chairman of World Economic Forum USA Inc.
New York, New York, United States
Age: 66
Director since 2006
Member of the Audit Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	0	21,267
2006	0	0	0
Change	—	—	21,267

Mr. Jean-Pierre Rosso has chaired World Economic Forum USA Inc., based in New York City, United States, since April 2006. He served as Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer, from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipement manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996. He was President of the Home & Building Control Business of Honeywell, Inc. from 1992 to 1994 and before that, President of European operations of Honeywell, Inc. from 1987 until 1991. He is a director of Medtronic Inc. and Eurazeo.

FEDERICO SADA G.



President and Chief Executive Officer, Vitro, S.A. de C.V., a glass producing company
Garza, Garcia, Mexico
Age: 57
Director since 2003
Member of the Corporate Governance and Nominating Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	0	100,319
2006	0	0	68,512
Change	—	—	31,807

Mr. Federico Sada G. joined Vitro, S.A. de C.V. in 1974, and on January 1, 1994, he was appointed as its President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), Regio Empresas, and University of Texas MD Anderson Cancer Center. He is a former Chairman of the Mexican Council for Foreign Trade (COMCE), President of the Mexico-France Bilateral Committee of the Mexican Council for Foreign Trade (COMCE), Chairman of the Fundación Pro Museo Nacional de Historia (Castillo de Chapultepec), A.C., and Chairman of Trustees of Parque Ecológico Chipinque. He is also a member of the International Business Council of the World Economic Forum, and the World Business Council for Sustainable Development based in Geneva, Switzerland.

HEINRICH WEISS



Chairman and Chief Executive Officer, SMS GmbH, holding of an international group of corporations active in plant construction and mechanical engineering related to the processing of steel, non-ferrous metals and plastics

Dusseldorf, Germany
Age: 64

Director since 2005
Member of the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee

Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2007	0	0	75,079
2006	0	0	36,754
Change	—	—	38,325

Dr. Heinrich Weiss is also a member of the Supervisory Boards of SMS Demag AG, Commerzbank AG, Deutsche Bahn AG, Thyssen-Bornemisza Group and Voith AG. He is Chairman of the Foreign Trade Advisory Council to the German Secretary of Economics and Labour, a member of the Board of the Asia Pacific Committee of German Business as well as a member of the Board of the East-West Trade Committee.

NOTES

(A) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A shares and 812,500 Class B shares.

(B) "Deferred Stock Units" are either, in the case of our non-executive directors, namely Mrs. Janine Bombardier and Messrs. André Bérard, L. Denis Desautels, Michael J. Durham, Daniel Johnson, Jean C. Monty, Carlos E. Represas, Jean-Pierre Rosso, Federico Sada G. and Heinrich Weiss, the Director Deferred Stock Units credited to each one of them pursuant to the Director Deferred Stock Unit Plan which is more fully explained on page 13 of this Management Proxy Circular, or, in the case of our Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the Deferred Stock Units awarded to him pursuant to the Deferred Stock Unit Plan for Senior Officers which is more fully explained on page 16 of this Management Proxy Circular. The number of Deferred Stock Units for each of our non-executive directors has been calculated as at January 31, 2007.

(C) As part of his compensation for the financial year ended January 31, 2006, Mr. Laurent Beaudoin, as Chief Executive Officer of our Corporation, received an annual incentive of $1,400,000 which he elected to be paid to him in the form of 400,000 Deferred Stock Units ($3.50 per Unit) pursuant to the Deferred Stock Unit Plan for Senior Officers. Please refer to note (6) of the Summary Compensation Table on page 15 of this Management Proxy Circular.

(D) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A shares.

(E) The normal retirement age for our directors is 72 years of age, unless otherwise determined by our Board of Directors. Although Mrs. Janine Bombardier has attained the prescribed retirement age, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has deemed it appropriate to propose to the shareholders of Bombardier to re-elect Mrs. Bombardier as a director of the Corporation during their Annual Meeting to be held on Tuesday, May 29, 2007.

(F) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A shares.

(G) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A shares.

(H) No Series 2, Series 3 or Series 4 Preferred Shares are beneficially owned by a nominee or are subject to his or her control or direction.

(I) The information appearing on pages 6 to 10 of this Management Proxy Circular is provided as at January 31, 2007.

The following table sets forth the number of meetings of our Board of Directors and its Committees held between February 1, 2006 and January 31, 2007 and the record of attendance of the nominees for election to the Board of Directors at these meetings:

Nominees	Board of Directors [1] 11 meetings	Audit Committee 6 meetings	Corporate Governance and Nominating Committee [2] 4 meetings	Human Resources and Compensation Committee 8 meetings	Retirement Pension Oversight Committee 4 meetings	Individual Attendance rate
Laurent Beaudoin [3]	11/11 = 100%	—	—	—	—	100%
Pierre Beaudoin	11/11 = 100%	—	—	—	—	100%
André Bérard [4][5]	10/11 = 91%	6/6 = 100%	—	4/4 = 100%	4/4 = 100%	96%
J.R. André Bombardier	11/11 = 100%	—	—	—	—	100%
Janine Bombardier	10/11 = 91%	—	—	—	—	91%
L. Denis Desautels [6]	11/11 = 100%	6/6 = 100%	—	—	4/4 = 100%	100%
Michael J. Durham	11/11 = 100%	6/6 = 100%	—	—	4/4 = 100%	100%
Jean-Louis Fontaine	11/11 = 100%	—	—	—	—	100%
Daniel Johnson [7]	10/11 = 91%	6/6 = 100%	2/2 = 100%	—	4/4 = 100%	96%
Jean C. Monty [8]	10/11 = 91%	—	4/4 = 100%	8/8 = 100%	—	96%
André Navarri	11/11 = 100%	—	—	—	—	100%
Carlos E. Represas	10/11 = 91%	—	—	6/8 = 75%	2/4 = 50%	78%
Jean-Pierre Rosso [9]	4/7 = 57%	3/3 = 100%	—	—	—	70%
Federico Sada G.	9/11 = 82%	—	3/4 = 75%	—	—	80%
Heinrich Weiss [10]	9/11 = 82%	2/3 = 67%	2/2 = 100%	3/4 = 75%	—	80%
Overall Attendance Rate	**93%**	**97%**	**92%**	**88%**	**90%**	**92%**

(1) Includes the two special sessions for the review of the strategic plan, business plan and budget of the Corporation.
(2) Mr. James E. Perrella is currently the Chairman of the Corporate Governance and Nominating Committee and also our Lead Director. However, he has tendered his resignation as a director of the Corporation. It has been accepted and, as a result, it will become effective the day before the Annual Meeting of shareholders on Tuesday, May 29, 2007.
(3) The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is not a member of any of the Committees of our Board; however he is entitled to attend and to participate in all the meetings of the Committees but not to vote.
(4) Mr. André Bérard is the Chairman of the Retirement Pension Oversight Committee.
(5) Mr. André Bérard was a member of the Human Resources and Compensation Committee from February 1, 2006 until May 30, 2006.
(6) Mr. L. Denis Desautels is the Chairman of the Audit Committee.
(7) Mr. Daniel Johnson was a member of the Corporate Governance and Nominating Committee from February 1, 2006 until May 30, 2006.
(8) Mr. Jean C. Monty is the Chairman of the Human Resources and Compensation Committee.
(9) On May 30, 2006, Mr. Jean-Pierre Rosso was elected as a director of the Corporation and became a member of the Audit Committee.
(10) On May 30, 2006, Mr. Heinrich Weiss ceased to be a member of the Audit Committee and became a member of both the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee.

To our knowledge and based upon information provided by the nominees for election to the Board of Directors, no such nominee:

(a) is, as at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Bombardier) that, while such person was acting in that capacity:

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; except for the following:

Michael J. Durham – Mr. Durham was a member of the Board of Fairchild Dornier GmbH until April 2002, approximately two months prior to the date on which the insolvency procedures over the estate of Fairchild Dornier GmbH were opened in Germany.

Daniel Johnson – Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

Jean C. Monty – Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Federico Sada G. – Mr. Sada was the non-Executive Chairman and a director of Anchor Glass Container Corporation in the United States when it filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 13, 1996.

Appointment of Auditors

Our management proposes that Ernst & Young, LLP, chartered accountants, be appointed as our external auditors and that our directors be authorized to fix their remuneration.

For each of the financial years ended January 31, 2007 and 2006, Ernst & Young, LLP, billed us the following fees for services:

Fees	Financial Year Ended January 31, 2007	Financial Year Ended January 31, 2006
Audit fees	US$12,809,000	US$13,147,000
Audit-related fees	US$736,000	US$935,000
Tax fees	US$1,666,000	US$2,297,000
All other fees	US$159,000	US$88,000
Total Fees	**US$15,370,000**	**US$16,467,000**

In the table above, the terms in the column "Fees" have the following meanings: "Audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by our auditors for the audit of our annual financial statements and those of our subsidiaries and the review of our quarterly financial statements as well as services normally provided by our external auditors in connection with statutory and regulatory filings and engagements; "Audit-related fees" refers to the aggregate fees billed for assurance and related services by our external auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees"; "Tax fees" refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice, and tax planning; and "All other fees" refers to the aggregate fees billed for products and services provided by our external auditors, other than "Audit fees", "Audit-related fees" and "Tax fees".

Our Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of our external auditors.

The Audit Committee has adopted a policy that prohibits us from engaging our external auditors for "prohibited" categories of non-audit services and requires pre-approval by such Committee of audit services and other services within certain permissible categories of non-audit services.

Except where authority to vote on the appointment of the auditors of the Corporation is withheld, the persons named in the accompanying form of proxy will vote FOR the appointment of Ernst & Young, LLP, chartered accountants, and FOR their remuneration to be fixed by the directors of the Corporation.

Audit Committee Information

Mr. L. Denis Desautels acts as Chairman of the Audit Committee and Messrs. André Bérard, Michael J. Durham, Daniel Johnson and Jean-Pierre Rosso are its other members. Each of them is independent and financially literate within the meaning of Multilateral Instrument 52-110-Audit Committees.

The education and related experience of each of the members of the Audit Committee is described below.

L. Denis Desautels (Chair) – Mr. Desautels, F.C.A., has a Bachelor of Commerce degree from McGill University. He served as Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montréal Office of Ernst & Young, LLP (formerly Clarkson Gordon). In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

André Bérard – Mr. Bérard has a Fellow's Diploma of the Institute of Canadian Bankers. He attended the Special Management Program at Harvard University. He served as Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He has been a member of the Audit Committee of Bombardier since 2004 as well as the audit committee of BCE Inc., BMTC Group Inc. and Transforce Income Fund.

Michael J. Durham – Mr. Durham has a B.A., Economics, from the University of Rochester and an M.B.A., Finance and Accounting, from Cornell University. For over 20 years, he held various positions of increasing responsibilities with AMR Corporation in the finance area. Among others, he was Treasurer of AMR Corporation in 1989 and Senior Vice President, Finance and Chief Financial Officer of American Airlines, Inc. from 1989 to 1995. After having been President of Sabre Technology Group, he acted as President and Chief Executive Officer of Sabre, Inc., a company listed on the New York Stock Exchange from 1995 to 1999.

Daniel Johnson – A law graduate of Université de Montréal and a member of the Québec bar since 1967, Mr. Johnson also holds LL.M. and Ph.D. degrees from the University of London (UK), as well as an M.B.A. from Harvard University. He was Secretary and Vice President of Power Corporation of Canada until 1981. As a member of the Québec Government from 1985 to 1994, he was Minister of Industry and Commerce, then Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. He was also Minister responsible for the Montréal region and a member of the Standing Cabinet Committee on Planning, Regional Development and the Environment and of the Legislation Committee. He became Leader of the Québec Liberal Party in December 1993, was Prime Minister of the Province of Québec until September 1994, and Leader of the Official Opposition until May 1998.

Jean-Pierre Rosso – Mr. Rosso has a B.S., Civil Engineering, from «École Polytechnique Fédérale de Lausanne (EPF)» and an M.B.A. from Wharton School of the University of Pennsylvania. He has chaired World Economic Forum USA Inc. since April 2006. He served as Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer, from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipment manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996. As a director of Medtronic Inc. since 1998, Mr. Rosso was Chairman of its Audit Committee until August 2006 and he continues to be one of its members.

Section 3: Remuneration of our Non-Executive Directors and Executive Officers

Remuneration of our Non-Executive Directors

Since February 1, 2006, our non-executive directors receive an annual Board retainer of $66,000. They also earn attendance fees of $2,500 for each Board or Committee meeting attended. Everytime a non-executive director has a one-way travel time of three hours or more from his or her residence, he or she is also entitled to travel fees of $2,500 to attend a meeting. In addition, a non-executive director receives additional annual fees of $10,000 for presiding over a Committee of the Board of Directors, except for the Chairman of the Audit Committee, who receives additional annual fees of $20,000. Committee members receive additional annual fees of $5,000. All of the dollar amounts mentioned above in relation to our non-executive directors' remuneration are in Canadian dollars for a non-executive director who is a resident of Canada and in US dollars for a director who is not a resident of Canada.

Director Deferred Stock Unit Plan

To encourage our non-executive directors to better align their interests with those of our shareholders by having an investment in the Corporation, we implemented, on April 1, 2000, a Director Deferred Stock Unit Plan, or the DDSU Plan, which was amended as of October 1, 2003, and February 1, 2006. Our DDSU Plan, as amended, provides that our non-executive directors are required to receive the entirety of their annual Board retainer in the form of Director Deferred Stock Units, or DDSUs, effective October 1, 2003, for at least six consecutive periods of twelve months each starting on October 1, 2003, and that, thereafter, they have the option to be paid their annual Board retainer fees in cash or to keep receiving 50% or more of such fees in the form of DDSUs. In addition, our non-executive directors may elect to receive 50% or more of any other remuneration (i.e., attendance fees and fees received by Committee chairs and members) in the form of DDSUs. Each DDSU has a value equal to the market value of our Class B subordinate shares at the time DDSUs are credited to the non-executive director. DDSUs take the form of a bookkeeping entry credited to the account of the non-executive director which cannot be redeemed for cash for as long as the non-executive director remains a member of our Board of Directors. All of a non-executive director's DDSUs will, upon request by such non-executive director, be redeemed for cash by us after he or she ceases to be a member of our Board of Directors; however, failing such request, the redemption of such DDSUs for cash will occur automatically upon the expiry of a period as determined under the DDSU Plan. The value of a DDSU, when redeemed for cash, will be equivalent to the market value of our Class B subordinate shares at the time of the redemption. DDSUs confer the right to receive dividends paid in the form of additional DDSUs at the same rate as the dividend paid on our Class B subordinate shares.

The following table shows the remuneration earned by our non-executive directors during the financial year ended January 31, 2007:

Financial Year Ended January 31, 2007	Retainer		Total	Attendance Fees		Total	Travel Fees (3)	Total Fees Earned	Total Fees Paid in Cash	Total Fees Credited in DDSUs
Non-Executive Director	**Board (1) ($)**	**Committee ($)**	**Retainer ($)**	**Board (2) ($)**	**Committee ($)**	**Attendance Fees ($)**	**($)**	**($)**	**($)**	**(#)**
André Bérard	66,000	16,667	82,667	25,000	35,000	60,000	—	142,667	—	37,072
Janine Bombardier	66,000	—	66,000	25,000	—	25,000	—	91,000	—	23,798
L. Denis Desautels	66,000	25,000	91,000	27,500	25,000	52,500	—	143,500	77,500	17,309 (4)
Michael J. Durham (3)	66,000	10,000	76,000	27,500	25,000	52,500	17,500	146,000	80,000	19,685 (4)
Daniel Johnson	66,000	11,667	77,667	25,000	30,000	55,000	—	132,667	66,667	17,309 (4)
Jean C. Monty	66,000	15,000	81,000	25,000	30,000	55,000	—	136,000	—	35,391
Carlos E. Represas (3)	66,000	10,000	76,000	25,000	20,000	45,000	12,500	133,500	67,500	19,685 (4)
Jean-Pierre Rosso (3)	44,000	3,333	47,333	10,000	7,500	17,500	7,500	72,333	—	21,267
Federico Sada G. (3)	66,000	5,000	71,000	22,500	7,500	30,000	7,500	108,500	—	31,807
Heinrich Weiss (3)	66,000	8,333	74,333	22,500	17,500	40,000	15,000	129,333	—	38,325

(1) The annual Board retainer of $66,000 has been fully credited to each non-executive director in DDSUs.
(2) Includes two special sessions for the review of the strategic plan, business plan and budget of the Corporation.
(3) This non-executive director receives his/her remuneration in US dollars and is also entitled to travel fees of $2,500 for each meeting which he or she attended. A non-executive director is entitled to receive additional fees of $2500 everytime he or she has a one-way travel time of three hours or more from his or her residence to attend a meeting.
(4) This non-executive director has elected to receive only his annual Board retainer of $66,000 in the form of DDSUs as more fully explained above.

Stock Option Plan for the Benefit of Non-Executive Directors

Effective October 1, 2003, we abolished our stock option plan for the benefit of our non-executive directors, or the Directors' Plan, which had provided for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 of our Class B subordinate shares. Despite the fact that we abolished the Directors' Plan, it continues to apply to outstanding, unexercised options. As at January 31, 2007, options for a total of 80,000 Class B subordinate shares had been granted and were outstanding.

The purchase price for the Class B subordinate shares, in respect of any outstanding option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the date on which such option was granted. The purchase price is payable in full at the time the option is exercised.

Each option is first exercisable at any time following the date of granting such option until the expiration of the tenth year following the date of granting of such option, unless the Human Resources and Compensation Committee decides otherwise provided, however, that an optionee shall not have purchased more than 20% of the aggregate number of shares covered by his or her option at the expiration of the first year following the date of granting of such option, more than 40% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting such option, more than 60% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting such option and more than 80% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date granting of such option. However, a director who, upon the date of his or her mandatory retirement, will have been a director of Bombardier for at least five years, will then be entitled, during the period of twelve months following such retirement, to exercise his or her option with respect to all the shares for which such option will not then have been exercised.

Options Exercised in the most recently Completed Financial Year

During the financial year ended January 31, 2007, no options were exercised to acquire Class B subordinate shares under the Directors' Plan.

Remuneration of Named Executive Officers Summary Compensation Table

The Summary Compensation Table shows certain compensation information for (i) our Chairman of the Board and Chief Executive Officer, (ii) our Senior Vice President and Chief Financial Officer and (iii) our three most highly compensated corporate management executive officers (all of whom are collectively referred to as our "Named Executive Officers" in this Management Proxy Circular), for services rendered in all capacities during the financial years ended January 31, 2007, 2006 and 2005. This information includes base salaries, bonus awards, the dollar amount of performance share units granted and certain other forms of compensation, whether actually paid or deferred.

		Annual Compensation			Long-Term Compensation			
					Awards			
Name and Principal Position	Year Ended January 31	Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)[2]	Securities Under Options Granted (#)	Performance Share Units ($)[3]	LTIP Payouts ($)	All Other Compensation ($)
Laurent Beaudoin Chairman and Chief Executive Officer	2007 2006 2005	— — —	2,285,000[4] 1,400,000[6] —	1,415,703[5] 1,415,703[5] 1,415,703[5]	— — —	— — —	— — —	— — —
Pierre Beaudoin President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President	2007 2006 2005	1,050,000 1,000,000 1,000,000	393,750 735,000 330,000	— — —	400,000 300,000 400,000	325,000 250,000 —	— — —	— — —
André Navarri President of Bombardier Transportation and Executive Vice President	2007 2006 2005	1,166,673[7] 1,153,588[7] 1,198,102[7]	1,004,926[7] 1,038,508[7] 503,302[7]	— — —	400,000 300,000 388,000	325,000 250,000 —	— — —	— — —
Pierre Alary Senior Vice President and Chief Financial Officer	2007 2006 2005	560,000 540,000 540,000	442,512 445,500 548,208[8]	— — —	125,000 100,000 250,000	162,500 125,000 —	— — —	— — —
Carroll L'Italien Senior Vice President and Chief Talent Officer	2007 2006 2005	525,000 525,000 525,000	414,855 433,125 532,980[8]	— — —	100,000 100,000 100,000	130,000 100,000 —	— — —	— — —

(1) Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned.
(2) The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.
(3) The amounts shown represent awards issued under the Performance Share Unit ("PSU") Plan, valued, as of the date of grant, on a share price of $3.25 for 2007 which was the closing price on the Toronto Stock Exchange of the Class B subordinate shares on June 7, 2006. For 2006, the share price was $2.50. The number of PSUs granted to each Named Executive Officer for 2007 is presented on page 20 of this Management Proxy Circular.The aggregate number of PSUs held by each Named Executive Officer and their value at January 31, 2007, based on the Class B subordinate share price of $4.45, was: 0 ($0) by Mr. Laurent Beaudoin, 200,000 ($890,000) by Mr. Pierre Beaudoin, 200,000 ($890,000) by Mr. André Navarri, 100,000 ($445,000) by Mr. Pierre Alary and 80,000 ($356,000) by Mr. Carroll L'Italien.
(4) This sum is paid in the form of 487,205 Deferred Stock Units ($4,69 per Unit) pursuant to the Deferred Stock Unit Plan for Senior Officers described on page 16 of this Management Proxy Circular. See also the report of the Human Resources and Compensation Committee at pages 25 and 26 of this Management Proxy Circular.
(5) This sum includes $1,115,703 paid to Mr. Beaudoin as pension benefits (please refer to page 21 of this Management Proxy Circular) and $300,000 paid to Mr. Beaudoin for his services as Chairman of the Board.
(6) This sum was paid in the form of 400,000 Deferred Stock Units ($3.50 per Unit) pursuant to the Deferred Stock Unit Plan for Senior Officers described on page 16 of this Management Proxy Circular.
(7) Mr. Navarri was appointed President of Bombardier Transportation on February 22, 2004. His remuneration is paid in euros and an exchange rate of CAN$1.4337 for 2007, CAN$1.4889 for 2006 and CAN$1.6490 for 2005 was used for conversion into Canadian dollars.
(8) For the financial year ended January 31, 2005, the bonus payable to certain senior corporate officers was paid, on April 29, 2005, 50% in cash and 50% in the form of units. The number of units granted on that date was based on the dollar amount of the portion of the bonus payable in units divided by the closing price of the Class B subordinate shares on the date of grant. The units will be converted into cash payments on the third anniversary of the date of grant based on the closing price of the Class B subordinate shares on that date.

Deferred Stock Unit Plan for Senior Officers

Under the Deferred Stock Unit Plan for Senior Officers, introduced in respect of the financial year ended January 31, 2006, designated senior officers are given the opportunity to receive all or a portion of the cash bonus awarded to them in respect of a financial year, if any, in the form of Deferred Stock Units, or DSUs. The number of DSUs credited to a senior officer who elects to participate in this plan is based on the value of our Class B subordinate shares, this value being determined in accordance with the terms of the plan. In addition, when we pay dividends on our Class B subordinate shares, additional DSUs are credited to the account of the participating senior officer. Upon the senior officer ceasing to be a senior officer (as a result of retirement, death, permanent disability, termination, or otherwise), the DSUs are automatically redeemed and converted to cash on the basis of the market value of our Class B subordinate shares when the conversion takes place.

Long-Term Incentive Plans

Prior to August 1, 2005, the long-term incentive plan offered to our key employees and those of our subsidiaries consisted of a Stock Option Plan. However, on March 29, 2005, upon the recommendation of the Human Resources and Compensation Committee, our Board of Directors approved a new Performance Share Unit Plan, which became effective on August 1, 2005. The criteria pursuant to which stock options are to be granted under the Stock Option Plan were also reviewed at the same time. The size of option grants to be awarded to our employees was reduced in order to take into account the value of the performance share units they would receive. No other changes were made to the rules of the Stock Option Plan, whose provisions are described below. A description of the Performance Share Unit Plan is provided on page 19 of this Management Proxy Circular.

Stock Option Plan

Our Stock Option Plan provided, prior to the amendments adopted on March 27, 2007 (as further explained on page 17 of this Management Proxy Circular) for the granting to our key employees and those of our subsidiaries of non-assignable options to purchase an aggregate number of Class B subordinate shares which may not exceed 133,782,688. The Stock Option Plan further provided that the number of shares reserved for issuance shall not exceed 10% of all our issued and outstanding Class A shares and Class B subordinate shares combined and that no single person may hold options to acquire shares representing more than 5% of all our issued and outstanding Class A shares and Class B subordinate shares combined. In addition, in any given one-year period, insiders and their associates may not be issued under the Stock Option Plan a number of shares exceeding 5% of all our issued and outstanding Class A shares and Class B subordinate shares combined. Furthermore, as of April 30, 2003, the number of Class B subordinate shares reserved for issuance to insiders under the Stock Option Plan was fixed at 26,910,324.

As at April 13, 2007, 30,266,342 Class B subordinate shares had been issued and 60,653,196 Class B subordinate shares remained issuable under future option grants pursuant to the Stock Option Plan representing, respectively, 1.73% and 3.46% of all our issued and outstanding Class A shares and Class B subordinate shares combined. In addition, 42,863,150 Class B subordinate shares are issuable under options already granted (i.e., unexercised options that have neither expired nor been cancelled), representing 2.45% of all our issued and outstanding Class A shares and Class B subordinate shares combined.

The option price is equal to the weighted average trading price of our Class B subordinate shares traded on the Toronto Stock Exchange, on the five trading days immediately preceding the day on which an option is granted. The option price is payable in full at the time the option is exercised.

Unless otherwise determined by our Board of Directors, options granted prior to May 27, 2003 are exercisable during periods commencing not earlier than two years following the date of granting and terminating not later than ten years after such date of granting. Furthermore, in respect of options granted prior to May 27, 2003, an optionee may not purchase more than 25% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fifth year following the date of granting such option. As a general rule, the number of Class B subordinate shares granted to each key employee is based on a multiple that is directly related to the key employee's management level in Bombardier or one of our subsidiaries.

On May 27, 2003, our Board of Directors approved certain amendments to the Stock Option Plan, including modifications to the applicable vesting periods. Options granted after May 27, 2003 are exercisable during periods commencing not earlier than the first anniversary of the date of granting and terminating no later than seven years after such date of granting. Furthermore, an optionee may not purchase more than 25% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option. In addition, the optionee shall, following the purchase of such shares, remain the direct owner of at least 25% of the number of shares purchased for a period of at least one year following the date of purchase.

On March 30, 2004, our Board of Directors approved additional amendments to the Stock Option Plan which introduced performance vesting criteria. According to this additional requirement, an optionee shall only be entitled to purchase shares covered by his or her option if, within the twelve (12) month period preceding the date on which the optionee has the right to purchase shares in accordance with the Stock Option Plan, the weighted average trading price of such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to a target price threshold established at the time the option was granted to the optionee. If, within such twelve (12) month period, the weighted average trading price of the shares has not reached the set target price threshold, then the optionee shall be entitled to purchase such shares only upon the same terms, conditions and with the target price threshold applicable to the next tranche (i.e., 25%) of the aggregate number of shares covered by his or her options as determined under the Stock Option Plan. If the target price threshold that has not been reached within such twelve (12) month period is the final target price threshold established with respect to a particular option grant, then the right of the optionee to purchase such shares can be exercised if, at any time after that twelve (12) month period, the weighted average trading price for such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to such final target price threshold as established for the remaining term of the option. Furthermore, once the target price threshold for any particular tranche of shares underlying an option has been reached in accordance with the above, the right of the optionee to purchase shares may thereafter be exercised notwithstanding any further variation in the weighted average trading price of such shares. The approved target price thresholds for options granted during the periods from June 2005 to May 2006 and from June 2006 to May 2007 respectively are presented in the Pay-for-Performance Table on page 25 of this Management Proxy Circular. Shareholder approval of the above amendments was not required by the Toronto Stock Exchange. These amendments apply to all options granted after May 27, 2003.

On March 29, 2005, the management level as of which a key employee becomes entitled to be granted a stock option was also raised and the recommended size of the grant was reduced.

On March 27, 2007, our Board of Directors approved certain administrative amendments to the Stock Option Plan with respect to the approval of amendments to the Stock Option Plan in accordance with the Toronto Stock Exchange Staff Notice 2005-0001 and further amendments to update limitations regarding insiders participation. Such amendments introduced further limitations to the effect that the number of shares issued to insiders within any one year cannot exceed 10% of all our issued and outstanding Class A shares and Class B subordinate shares combined. Shareholder approval of such amendments is not required by the Toronto Stock Exchange. In addition, our Board of Directors has approved, on the same date, further amendments to the Stock Option Plan in order to introduce a detailed amendment procedure and provisions that will allow for the extension of the expiration dates of stock options under certain circumstances. Such amendments are set out in Schedule"A", at pages 36 and 37 of to this Management Proxy Circular, and will be submitted to the shareholders of the Corporation for their approval during their Annual Meeting on Tuesday, May 29, 2007.

For options granted since March 22, 2002 and in the circumstances detailed below, optionees must exercise their options prior to the applicable expiration date and:

- in the case of "normal" retirement, options must be exercised during the three years following the date on which retirement commenced and the regular vesting rules continue to apply during this three-year period;
- in the case of early retirement authorized under an approved retirement plan and authorized leave of absence (including for sickness), options must be exercised within one year following the date on which the early retirement or authorized leave of absence commenced and, as of and from the date of early retirement or authorized leave of absence, the optionee's options are "frozen" and do not continue to vest;
- in the case of death, the legal representatives of the deceased optionee must exercise all options within 60 days commencing on the later of the date of death and the date of receipt of all required succession duty releases (if applicable), and, as of and from the date of death, the deceased optionee's options are "frozen" and do not continue to vest; and
- in the event of termination of employment or resignation by an optionee, such person's options shall terminate on the date of termination or resignation, as the case may be, unless otherwise determined by Human Resources and Compensation Committee.

In each of the above cases, all options that are not exercised prior to the end of the relevant period shall be deemed to have lapsed.

No option granted under the Stock Option Plan or any right in respect thereof may be transferred or assigned other than by will or in accordance with the laws of succession, and no option may be exercised by anyone other than the optionee during his or her life. Our Board of Directors may, subject to receiving the required regulatory approvals, amend or terminate the Stock Option Plan; however, no such amendment or termination shall affect the terms and conditions applicable to unexercised options previously granted without the consent of the relevant optionees, unless the rights of such optionees shall have been terminated or exercised at the time of the amendment or termination.

The following table sets forth, as at January 31, 2007, the information with respect to the Stock Option Plan pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for further issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by securityholders	44,529,150	$6.89	58,993,446
Equity compensation plans not approved by securityholders	—	—	—
Total	44,529,150	$6.89	58,993,446

Granting of Stock Options to our Named Executive Officers during the Financial Year Ended January 31, 2007

The following table sets forth information with respect to stock options granted to our Named Executive Officers during the financial year ended January 31, 2007:

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price [1] ($/Security)	Market Value of Securities Underlying Options on the Date of Grant [1] ($/Security)	Expiration Date
Laurent Beaudoin	—	—	—	—	—
Pierre Beaudoin	400,000	5.00%	$3.22	$3.22	June 6, 2013
André Navarri	400,000	5.00%	$3.22	$3.22	June 6, 2013
Pierre Alary	125,000	1.56%	$3.22	$3.22	June 6, 2013
Carroll L'Italien	100,000	1.25%	$3.22	$3.22	June 6, 2013

(1) The exercise price of the stock options in this table is equal to the weighted average trading price of our Class B subordinate shares on the Toronto Stock Exchange on the five trading days before the grant was effective.

Options Exercised during the Financial Year ended January 31, 2007 and Year-End Options Values

The following table summarizes for each of our Named Executive Officers the number of stock options exercised during the financial year ended January 31, 2007, the aggregate value realized upon exercise and the total number and value of unexercised options held as at January 31, 2007. Value realized upon exercise is the difference between the closing price of our Class B subordinate shares on the exercise date and the exercise price of the option. The value of unexercised options at financial year-end is the difference between the closing price of our Class B subordinate shares on the Toronto Stock Exchange on January 31, 2007, namely $4.45, and the exercise price.

Exercised and Unexercised Stock Options Financial Year Ended January 31, 2007

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End [1]		Date of Grant	Exercise Price ($)	Value of Unexercised Options at Financial Year-End	
			Exercisable (#)	Unexercisable (#)			Exercisable ($)	Unexercisable ($)
Laurent Beaudoin	—	—	2,000,000	—	1999-03-22	10.605	0	—
Pierre Beaudoin	—	—	200,000	—	1999-03-22	10.605	0	—
	—	—	375,000	125,000	2002-03-27	14.580	0	0
	—	—	187,500	62,500 [2]	2003-06-10	3.930	97,500	32,500
	—	—	200,000	200,000 [2]	2004-06-10	4.320	26,000	26,000
	—	—	75,000	225,000 [2]	2005-06-10	2.510	145,500	436,500
	—	—	—	400,000 [2]	2006-06-07	3.220	—	492,000
André Navarri	—	—	119,000	119,000 [2]	2004-02-24	6.850	0	0
	—	—	75,000	75,000 [2]	2004-06-10	4.320	9,750	9,750
	—	—	75,000	225,000 [2]	2005-06-10	2.510	145,500	436,500
	—	—	—	400,000 [2]	2006-06-07	3.220	—	492,000
Pierre Alary	—	—	50,000	—	1998-09-01	8.745	0	—
	—	—	50,000	—	1999-03-22	10.605	0	—
	—	—	50,000	—	2001-05-02	22.580	0	—
	—	—	75,000	25,000 [2]	2003-06-10	3.930	39,000	13,000
	—	—	125,000	125,000 [2]	2004-06-10	4.320	16,250	16,250
	—	—	25,000	75,000 [2]	2005-06-10	2.510	48,500	145,500
	—	—	—	125,000 [2]	2006-06-07	3.220	—	153,750
Carroll L'Italien	—	—	400,000	—	1999-07-26	11.220	0	—
	—	—	135,000	45,000	2002-03-27	14.580	0	0
	—	—	90,000	30,000 [2]	2003-06-10	3.930	46,800	15,600
	—	—	50,000	50,000 [2]	2004-06-10	4.320	6,500	6,500
	—	—	25,000	75,000 [2]	2005-06-10	2.510	48,500	145,500
	—	—	—	100,000 [2]	2006-06-07	3.220	—	123,000

(1) The numbers of options indicated in the above table have been adjusted to take into account two-for-one stock splits of our Class B subordinate shares which took place on July 10, 1998 and July 7, 2000.

(2) Options may only be exercised when the weighted average trading price of our Class B subordinate shares shall have reached the set target price thresholds in accordance with the March 30, 2004 amendments to the Stock Option Plan as described at pages 16 and 17 of this Management Proxy Circular.

Performance Share Unit Plan

The purpose of the Performance Share Unit Plan, or the PSU Plan, which became effective on August 1, 2005, is to compensate our key employees and those of our subsidiaries who make a particular contribution to the creation of economic value for Bombardier and its shareholders.

Our key employees may be granted Performance Share Units, or PSUs, which represent the right to receive Class B subordinate shares on the vesting date upon the attainment of specified performance objectives. The vesting date is to be determined at the date of the grant and will not exceed three years of such date. PSUs vest if the average Return on Equity (ROE) over that period reaches specific targets set by our Board of Directors on the date of the grant. PSUs shall expire on the vesting date if the minimum ROE target is not met. The number of our Class B subordinate shares which may be delivered upon a vesting date could be increased if the ROE targets are exceeded. The approved targets and payout ranges for PSUs granted during the periods from June 2005 to May 2006 and from June 2006 to May 2007 respectively are presented in the Pay-for-Performance Table at page 25 of this Management Proxy Circular. The PSU Plan is not dilutive in that PSUs are settled in Class B subordinate shares purchased on the secondary market.

Our Board of Directors may, subject to receiving regulatory approvals, if required, amend or terminate the PSU Plan. No such amendment or termination shall alter or impair any rights of a PSU holder previously granted without the consent of such PSU holder.

PSUs may vest or terminate prior to the vesting date in certain circumstances, including: (i) if the holder voluntarily resigns or is dismissed for cause, PSU grants shall expire; and (ii) if a PSU holder retires on or after age fifty-five and with five or more years of service with Bombardier or is dismissed without cause, the size of the grants will be reduced in proportion of the length of service between the award date and the date of departure to the length of the total period between the award and vesting dates. If the PSU holder retires on or after age 60 and with five or more years of service with Bombardier, dies or becomes disabled, the size of the grant shall not be affected by any of these events.

Granting of PSUs to our Named Executive Officers during the Financial Year Ended January 31, 2007

The following table sets forth information with respect to PSUs granted to our Named Executives Officers during the financial year ended January 31, 2007:

Name	Number of PSUs Granted (1) (#)	% of Total PSUs Granted to Employees in the Financial Year	Expiration Date
Laurent Beaudoin	—	—	—
Pierre Beaudoin	100,000	2.22%	June 6, 2009
André Navarri	100,000	2.22%	June 6, 2009
Pierre Alary	50,000	1.11%	June 6, 2009
Carroll L'Italien	40,000	0.89%	June 6, 2009

(1) The PSU grants to each of our Named Executive Officers described in the above table were made on June 7, 2006, on which date the closing price of our Class B subordinate shares on the Toronto Stock Exchange was $3.25. The closing price of our Class B subordinate shares on the Toronto Stock Exchange on January 31, 2007 was $4.45.

Pension Plan

Our executives, including our Named Executive Officers, participate in two non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average pensionable earnings in the three continuous years of service during which they were paid their highest salary (up to the maximum earnings according to the Income Tax Act (Canada) which, for 2007, is $111,111) multiplied by the number of years of credited service.

The supplemental plan provides for additional benefits, depending on the management level, of:

- 2% of average pensionable earnings up to $111,111 plus 1.75% of average pensionable earnings in excess of $111,111, or
- 2.25% of average pensionable earnings, or
- 2.50% of average pensionable earnings,

multiplied by the number of years of credited service (up to 40) less the pension payable from the basic plan and any benefits payable from our other pension plans. Pensionable earnings include base salary only, but excludes bonuses and any other compensation. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60th birthday or, if earlier, the date at which the participant's age plus his or her years of service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service.

The following table sets forth total annual benefits payable at age 60 from the basic plan and the supplemental plan for Messrs. Pierre Beaudoin, André Navarri, Pierre Alary and Carroll L'Italien which, on the date of retirement of each one of them, will be based on 2.50% of their respective average pensionable earnings and accumulated number of years of credited service. Upon the death of a participant, the spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and/or to the designated beneficiary. All benefits payable from these plans are in addition to government social security benefits.

Annual Benefits Payable at Age 60

Average Pensionable Earnings	Years of Service 15	20	25	30	35
$400,000	$150,000	$200,000	$250,000	$300,000	$350,000
$500,000	$187,500	$250,000	$312,500	$375,000	$437,500
$600,000	$225,000	$300,000	$375,000	$450,000	$525,000
$700,000	$262,500	$350,000	$437,500	$525,000	$612,500
$800,000	$300,000	$400,000	$500,000	$600,000	$700,000
$1,000,000	$375,000	$500,000	$625,000	$750,000	$875,000
$1,200,000	$450,000	$600,000	$750,000	$900,000	$1,050,000
$1,400,000	$525,000	$700,000	$875,000	$1,050,000	$1,225,000

Years of credited service as at January 31, 2007 for each of our Named Executive Officers are as follows:

Pierre Beaudoin	21 years and 5 months
André Navarri	2 years and 5 months
Pierre Alary	8 years and 5 months

At age 60, the Named Executive Officers whose names appear below will have the following numbers of years of credited service:

Pierre Beaudoin	36 years and 10 months
André Navarri	9 years and 1 month
Pierre Alary	18 years and 11 months

The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, reached the age of 60 in May 1998. Since October 1, 2003, he has received, pursuant to our basic pension and supplemental pension plans, an annual pension in the amount of $1,115,703. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

Mr. Carroll L'Italien, Senior Vice President and Chief Talent Officer, reached the age of 60 in October 2003. Pursuant to the basic pension plan and a special arrangement made with him under the supplemental pension plan, he would have been entitled to receive, had he retired as of January 31, 2007, an annual pension of $247,905. The pension to which he will be entitled at age 65 will be based on his pensionable earnings and his years of credited service as of that date. As at January 31, 2007, Mr. L'Italien had 15 years of credited service.

Supplemental Pension Disclosure

The table below sets forth the cost of membership in the non-contributory defined benefit pension plans for the financial year ended January 31, 2007:

Name	Annual Cost of Membership
Laurent Beaudoin	—
Pierre Beaudoin	$ 317,000
André Navarri	$ 399,000 (1)
Pierre Alary	$ 155,000
Carroll L'Italien	$ 194,000

(1) An exchange rate fo CAN$1.4889 was used for conversion of euros into Canadian dollars.

The following table sets forth the reconciliation of the total obligations with respect to the pensions of each of our Named Executive Officers between the beginning and end of the financial year ended January 31, 2007:

Name	Pension Obligation as of February 1, 2006	Change in Obligation During Year (1)	Pension Obligation as of January 31, 2007	Annual Pension Benefits at Age 65 (2)
Laurent Beaudoin	$13,513,000	($347,000)	$13,166,000	$1,115,703(3)
Pierre Beaudoin	$6,308,000	$1,097,000	$7,405,000	$1,050,000
André Navarri (4)	$729,000	$332,000	$1,061,000	$411,000
Pierre Alary	$1,142,000	$299,000	$1,441,000	$335,000
Carroll L'Italien	$2,641,000	$598,000	$3,239,000	$301,000

(1) The change in obligation includes interest on the obligation at the beginning of the year, the cost of membership during the year, changes in interest rate assumptions as a result of changes in long-term bond yields, changes in salary and changes in exchange rates.
(2) Based on the most recently disclosed compensation levels.
(3) Mr. Laurent Beaudoin is already receiving such pension benefits.
(4) An exchange rate of $1.4889 was used for conversion of euros into Canadian dollars of the pension obligation as of February 1, 2006 for Mr. André Navarri. An exchange rate of $1.4337 was used for conversion of euros into Canadian dollars of the pension benefits and obligation as of January 31, 2007.

The amounts presented in the tables above are estimates based on assumptions and employment conditions that can change over time. The assumptions used for the individual calculations are the same as those used for the computation of pension obligations in our financial statements. The method used to determine any estimated amounts may differ from that used by other companies and, for that reason, comparing the estimated amounts of our pension obligations with those of other companies is of limited use and any such comparison should be used with caution. Under these assumptions, the supplemental plan for all our past and present executives worldwide has a total liability of $291,538,000. As at January 31, 2007, there is an accrued benefit asset of $14,924,000 recognized in the balance sheet of Bombardier in respect of these executives.

Employment Arrangements

Pursuant to our current employment practices, the compensation of each of our Named Executive Officers is revised and set on an annual basis by the Human Resources and Compensation Committee. The Report of the Human Resources and Compensation Committee, on pages 23 to 26 of this Management Proxy Circular, provides for more information on our executive compensation policy.

In addition to the foregoing, we have entered into an employment agreement with Mr. Navarri that is governed by French law. Accordingly, Mr. Navarri would be entitled to receive a separation allowance in an amount equal to 24 months of basic salary and target bonus in the event his employment is terminated by Bombardier.

On June 17, 1999, we have also entered into an employment agreement with Mr. L'Italien pursuant to which he would be entitled to receive a separation allowance in an amount equal to 18 months of basic salary in the event his employment is terminated by Bombardier.

As of the date of this Management Proxy Circular, no other termination or severance agreement or arrangement, including change-of-control arrangements, had been signed by Bombardier with any other Named Executive Officer.

Report of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee, or the HRCC, is responsible for monitoring the compensation policy of the Corporation that rewards the creation of shareholder value and reflects an appropriate balance between the short-term and long-term performance of Bombardier and for assessing the performance of the Corporation's senior executives and determining their compensation. The Committee also reviews, reports and provides recommendations to the Board of Directors on succession planning matters.

As of January 31, 2007, the HRCC consisted of four independent directors, namely Mr. Jean C. Monty who is its Chairman, and Messrs. James E. Perrella, Carlos E. Represas and Heinrich Weiss. The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Senior Vice President and Chief Talent Officer, Mr. Carroll L'Italien, also attend meetings of the HRCC, but they do not have the right to vote on any matter before the HRCC. Messrs. Beaudoin and L'Italien do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate. The number of meetings held by the HRCC during the last financial year and the attendance records of its members are set out on page 11 of this Management Proxy Circular.

Independent consultant

The HRCC has the authority to retain any independent consultants to advise on total compensation policy matters, including fixing their fees and the terms and conditions of their engagement.

During 2006, the HRCC engaged Towers Perrin, a recognized independent external consultant, to provide advice and guidance on executive compensation matters. This includes conducting a comprehensive review of senior executive compensation relative to best market practices and obtaining their expertise with respect to the trends and practices of executive compensation. Towers Perrin reports directly to the HRCC on these matters. The decisions made by the HRCC are the responsibility of the Committee and may reflect factors and considerations other than information and recommendations provided by Towers Perrin. The HRCC reviewed both the mandate and performance of Towers Perrin, and found both to be satisfactory.

Towers Perrin earned $237,000 as an executive compensation consultant to the HRCC. They also earned $3,700,000 by providing consulting services to the management of Bombardier, mainly on actuarial valuation for funding and accounting purposes related to some of its pension and benefit plans worldwide.

During 2007, the HRCC intends to establish an arrangement whereby the HRCC will pre-approve additional work of a material nature assigned to an external executive compensation consultant and the HRCC will not approve any such work that, in its view, could compromise the independence of an external compensation consultant as advisor to the HRCC.

Leadership development and management succession

Bombardier is committed to the continued development of a strong leadership team which will drive our long term business success. This commitment was further strengthened early in the year when Mr. Carroll L'Italien, Senior Vice President, was also named Chief Talent Officer, and given a mandate to place an even greater emphasis on our leadership development processes. In doing so, he is building on the foundation of Bombardier's well-established performance management process (PMP) which directly links the achievement of business objectives with the personal development of leaders across the organization. The PMP sets the stage for our leadership development review and management succession sessions. The leadership development review and management succession sessions address overall leadership quality and depth, succession candidates for key positions, identification of high potentials and progress on development plans. The PMP originates in the operating groups and, after a series of escalating reviews, culminates in a detailed assessment of our leadership status by the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and Mr. L'Italien. A summary overview of this program is presented to the HRCC, which also monitors progress on the action plans identified in this program on a regular basis. A new feature introduced during 2006 is the formal periodic talent reviews during which a rigorous follow-up is conducted on the development plans of the organization's top 80 leaders. Three of these sessions were held during the year. These sessions are usually scheduled in conjunction with operational reviews, and involve the respective Group Presidents and the Group Vice Presidents for Human Resources.

Compensation policy of the Corporation

The compensation policy of the Corporation is designed to maximize the overall performance of Bombardier through the appropriate individual performance of its executives. The overall goals of the compensation policy are to attract, retain and motivate the executives to increase business performance and enhance shareholder value which support our pay-for-performance commitment. During the past year, the HRCC thoroughly reviewed and approved the Corporation's executive compensation policy based on the recommendation of Towers Perrin and in line with best market practices.

Bombardier's executive compensation policy focuses on total compensation: base salary, annual incentives, long-term incentives, pension, benefits and perquisites. Each of these components is considered in the benchmarking of the executive positions with the market. The Corporation's philosophy is to position the total executive compensation package at the median (50th percentile) of local markets.

Benchmarking is performed annually by Towers Perrin who are responsible for the gathering of comparator information relevant to Bombardier's executive positions. The composition of the comparator group is reviewed every year to ensure its continued relevance.

Base salary

Executive positions are benchmarked with positions of similar responsibility in their respective local markets. For example, executive positions based in Germany are compared with similar positions in German companies comparable in size and complexity with Bombardier. For Canadian-based positions, a comparator group including large Canadian companies with international operations is used.

Annual incentive plans

Our philosophy is to link our incentive plans to the overall performance of the Corporation.

The objective of our annual incentive plan is to motivate our employees to achieve and surpass the financial objectives approved by the Board of Directors at the beginning of each financial year. The metrics used for this plan are 100% based on financial measures.

On February 19, 2006, the HRCC approved the financial drivers of the annual incentive plan for the financial year ended January 31, 2007. The bonus targets for Bombardier Aerospace and Bombardier Transportation were based on their respective figures for free cash flow and earnings before interest and taxes (EBIT). The HRCC considered measuring performance against a peer group but decided not to do it based on the lack of readily available competitive information. However, during the year, a periodic review of the activities of each operating group is made in order to monitor its financial and operational performance against the objectives that it has to meet for the year and also to assess its performance against its direct competitors in light of various comparative factors. For the Corporate Office, the bonus targets were based on a blended average of the Bombardier Aerospace and Bombardier Transportation results as well as specific corporate objectives. The weightings for the incentive plan for the financial year ended January 31, 2007 were as follows:

Objectives

Bombardier Aerospace	Bombardier Transportation	Corporate Office
53% EBIT of the group and the divisions	50% EBIT of the group	45% Bombardier Aerospace objectives
47% Free Cash Flow of the group	50% Free Cash Flow of the group	45% Bombardier Transportation objectives
—	—	10% Corporate Office objectives

The plan specifies the target and maximum annual bonus as a percentage of base salary. These percentages vary based on the level of the position held, and the payout potential can reach twice of the target. The plan restricts the total bonus envelope to a predetermined percentage of EBIT for Bombardier Aerospace and Bombardier Transportation respectively. If the predetermined financial objectives are not met, all bonuses payable are proportionately reduced to remain within the limits of the bonus envelope. Accordingly, no bonus would be paid if EBIT for the year is nil or negative.

On March 26, 2007, the HRCC reviewed and approved the bonus payable for the financial year ended January 31, 2007, based on the following results:

- Bombardier Aerospace partially attained its EBIT and free cash flow targets and the bonus payout to eligible employees was impacted accordingly.
- Bombardier Transportation exceeded its EBIT and free cash flow targets; however, the bonus payout to eligible employees was reduced following the application of the bonus limit, defined as a percentage of Bombardier Transportation EBIT.
- Corporate Office bonus payout to eligible employees was based on the average results for Bombardier Aerospace and Bombardier Transportation and specific Corporate Office objectives that were exceeded.

Long-term incentive plans

Our long-term incentive objectives are to align our management's interest with shareholder value growth and to retain key talent. We grant long-term incentives on an annual basis, based on benchmark data of the comparator group and on individual executive performance. Bombardier's annual grant of stock options is within a 1% dilution limit.

The role of the HRCC is to review the provisions of the long-term incentive plans and to make appropriate recommendations to the Board of Directors to modify them, if required. It also determines the size of grants to be awarded by the Board of Directors to executives. On March 27, 2006, the 2006-2007 stock option and PSU plans and the aggregate number of stock options and PSUs to be granted were approved by the Board of Directors upon the recommendation of the HRCC. On May 29, 2006, the stock options and PSUs to be granted to each individual executive were approved by our Board of Directors upon the recommendation of the HRCC. These stock options and PSUs were granted on June 7, 2006.

In 2003, the Stock Option Plan (please refer to pages 16 to 19 of this Management Proxy Circular for details) was modified to include specific performance targets. In 2004, such performance targets were increased to better reflect market realities. Since 2003, the participants are required to keep at least 25% of shares purchased upon the exercise of options for a minimum of one year.

The Code of Ethics and Business Conduct of Bombardier provides that employees shall only trade on Bombardier shares within predetermined periods and shall not trade on Bombardier shares if they are aware of undisclosed material information. In addition, the Code also provides that under no circumstances shall any employee engage in hedging activity or in any form of transactions of publicly traded options on Bombardier shares, or any other form of derivatives relating to Bombardier shares, including "puts" and "calls". Furthermore, no employee of Bombardier shall sell Bombardier shares that he or she does not own (a "short sale").

Pension plan, benefits and perquisites

Our objective is to have our pension and benefits at the median of our comparator group. We offer a limited number of perquisites, such as a company provided car and financial counseling to certain executives. We use external consultants to evaluate our pension, benefits and perquisites and compare these results with the data of the comparator group. More information about our pension plan costs and features is available on pages 20 to 22 of this Management Proxy Circular.

Relative weighting of each compensation component

The relative weighting of each component of direct compensation is aligned with each executive's ability to influence our short and long-term performance.

The following table sets forth the percentage of each component comprising our Named Executive Officers' total target direct compensation package during the financial year ended January 31, 2007:

Name	Base Salary	Annual Incentive	Mid-Term and Long-Term Incentive	Other Compensation
Laurent Beaudoin	0%	64%	0%	36% (1)
Pierre Beaudoin	32%	29%	40%	0%
André Navarri	32%	29%	40%	0%
Pierre Alary	37%	33%	30%	0%
Carroll L'Italien	37%	33%	30%	0%

(1) Retirement pension and fees received in his capacity as Chairman of the Board.

Pay-for-Performance Table

The following table sets forth the impact of performance on the total compensation earned by our Named Executive Officers during the financial year ended January 31, 2007:

Compensation component	Performance objectives	Results
Annual Incentive • Bombardier Aerospace (BA) • Bombardier Transportation (BT) • Corporate Office	Payout ranges within 0% – 200% of target, based on: • EBIT and Free Cash Flow of BA • EBIT and Free Cash Flow of BT • Combination of BA and BT objectives plus the Corporate Office budget	 • 42% of target attained • 116% of target attained • 88% of target attained
Stock Options	Performance vesting requires that the target price threshold for Class B subordinate shares reaches: • $4.00 for options granted in 2005-2006 • $4.50 for options granted in 2006-2007	 • Target price threshold attained • Target price threshold not attained
Performance Share Units (PSUs)	Vesting at end of 3 years requires that 3-year average ROE is within or above target zone (PSUs expire if ROE is below threshold): • For PSUs granted in 2005-2006: payout ranges within 0% – 130% of grant based on actual ROE results • For PSUs granted in 2006-2007: payout ranges within 0% – 150% of grant based on actual ROE results	 • ROE slightly exceeded target for the first 2 years of the grant cycle • ROE slightly below target for the first year of the grant cycle

Chief Executive Officer's compensation

The individual performance of our Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is measured against the goals, objectives and standards approved annually by the HRCC. The goals include both financial and non-financial metrics.

Since October 1, 2003, Mr. Laurent Beaudoin has received the pension to which he is entitled under our basic pension plan and our supplemental pension plan. As Chairman of the Board, he has also been paid annual fees of $300,000 for the year ended January 31, 2007 but he has not received any additional retainer or attendance fees. A description of Mr. Laurent Beaudoin's compensation is set out in the Summary Compensation Table on page 15 of this Management Proxy Circular.

At its meeting held on March 27, 2006, the HRCC reviewed an annual incentive compensation proposal for Mr. Laurent Beaudoin, in view of his responsibilities as Chief Executive Officer. The overall value of this compensation package was set so that the sum of his annual pension and such annual incentive was within total compensation benchmarks for comparable positions in the marketplace. The annual incentive was targeted at $2,500,000 for the financial year ended January 31, 2007 and it was determined primarily as a function of the earnings and cash flow targets of Bombardier Aerospace and Bombardier Transportation (as per the pay-for-performance factors identified in the Pay-for-Performance Table above) for 50% of the annual incentive and the remainder of the incentive amount was determined to be a function of specific strategic objectives. The resulting annual incentive payment is to be paid either in cash or in equivalent value, at the option of Mr. Laurent Beaudoin. At its meeting of March 26, 2007, based on its assessment, the HRCC agreed to recommend to the Board of Directors, a $2,285,000 annual incentive compensation payment to Mr. Laurent Beaudoin for the financial year ended January 31, 2007. He has elected to receive this sum in the form of Deferred Stock Units pursuant to the Deferred Stock Unit Plan for Senior Officers as shown in the Summary Compensation Table on page 15 of this Management Proxy Circular. During the same meeting, the HRCC also approved for recommendation to the Board of Directors a similar annual incentive plan for the financial year ending January 31, 2008, with a target of $2,500,000. The performance criteria were allocated in a proportion of 75% as a function of specific financial targets and 25% based on specific strategic objectives.

The following table summarizes Mr. Laurent Beaudoin's total compensation value as established by the HRCC for the financial years ended January 31, 2007, 2006 and 2005:

Total Compensation (1) for the Years Ended January 31,

Laurent Beaudoin	**2007**	**2006**	**2005**
Base Salary	$0	$0	$0
Annual Incentive (2)	$2,285,000	$1,400,000	$0
Other annual Compensation	$1,415,703	$1,415,703	$1,415,703
Mid-Term and Long-Term Incentive	$0	$0	$0
Annual pension service cost	$0	$0	$0
Total Compensation	**$3,700,703**	**$2,815,703**	**$1,415,703**

(1) Please refer to the Summary Compensation Table on page 15 of this Management Proxy Circular.

(2) The annual incentive amounts awarded to Mr. Laurent Beaudoin are set out in notes (4) for 2007 and (6) for 2006 of the Summary Compensation Table on page 15 of this Management Proxy Circular.

The following table summarizes the aggregate holding of shares, DSUs, PSUs and stock options of Mr. Laurent Beaudoin and their respective value as at January 31, 2007, 2006 and 2005:

Aggregate Holding and Value of Shares, DSUs, PSUs and Stock Options as at January 31,

	2007		**2006**		**2005**	
Laurent Beaudoin	**(#)**	**($) (1)**	**(#)**	**($) (1)**	**(#)**	**($) (1)**
Shares						
Class A	11,126,951	49,848,740	9,626,951	29,073,392	9,626,951	26,955,463
Class B subordinate	2,738,493	12,186,294	4,238,493	12,630,709	4,238,493	11,104,852
DSUs	400,000 (2)	1,780,000	0	0	0	0
PSUs	0	0	0	0	0	0
Stock Options						
• Exercisable	2,000,000 (3)	0	6,000,000	0	6,000,000	0
• Unexercisable	0	0	0	0	0	0
Total	**16,265,444**	**63,815,034**	**19,865,444**	**41,704,101**	**19,865,444**	**38,060,314**

(1) Value calculated on the basis of the closing price of Class A shares and Class B subordinate shares on the Toronto Stock Exchange on January 31, 2007, 2006 and 2005.

(2) For the financial year ended January 31, 2006, Mr. Laurent Beaudoin earned an annual incentive amount of $1,400,000 which he elected to be paid to him in the form of DSUs as mentioned in note (6) of the Summary Compensation Table on page 15 of this Management Proxy Circular.

(3) This is the total number of outstanding stock options granted to Mr. Laurent Beaudoin. Please refer to the table Exercised and Unexercised Stock Options Financial Year Ended January 31, 2007 on page 19 of this Management Proxy Circular.

Summary

The HRCC is satisfied that Bombardier's current executive compensation policies, programs and levels of compensation are aligned with Bombardier's performance and reflect competitive market practices. The HRCC is confident that these policies and programs will allow Bombardier to attract, retain and motivate talented executives while adding shareholder value. The HRCC fully understands the long-term implications of executive employment agreements and the limitations that these agreements may impose on changing the compensation mix. The Chairman of the HRCC, Mr. Jean C. Monty, will be available to answer questions relating to Bombardier's executive compensation matters at the May 29, 2007 Annual Meeting of shareholders.

Submitted on March 26, 2007 by the Human Resources and Compensation Committee of the Board of Directors of Bombardier.

Jean C. Monty, Chairman

James E. Perrella   Carlos E. Represas   Heinrich Weiss

Section 4 : Additional Information

Performance Graph



Performance of the Class B subordinate shares of Bombardier Inc.
from January 31, 2002 to January 31, 2007
(Index: Closing Price 01/31/02 = 100)
Compounded Annual Growth Rate
(including dividends)
Bombardier: - 20.12% (1)
S&P/TSX: 13.46%
S&P/TSX
Bombardier
Market capitalization:
$7,746 M (CDN)
Market capitalization:
$20,140 M (CDN)
200
150
100
50
0
Jan. 2002
Jan. 2003
Jan. 2004
Jan. 2005
Jan. 2006
Jan. 2007

(1) Return on Class B subordinate shares

Statement of Corporate Governance Practices

We, at Bombardier, have always believed that what benefits our shareholders is of equal benefit to us. That is why we have always applied good corporate governance practices to ensure the proper management of Bombardier and to create sustained profitability and, therefore, enhance shareholder value.

In the past few years, there have been numerous developments in the field of corporate governance, including the coming into force in Canada of Multilateral Instrument 52-110-Audit Committees, or MI 52-110, which sets out rules regarding the composition and responsibilities of public company audit committees, National Policy 58-201-Corporate Governance Guidelines, or NP 58-201, and National Instrument 58-101-Disclosure of Corporate Governance Practices, or NI 58-101 as well as amendments to MI 52-110 to ensure that the definition of "independence" is consistent in each of NI 58-101 and MI 52-110.

As more fully described below, we have adopted and implemented corporate governance policies and practices that comply with and, in certain instances, surpass, these practices and rules. In addition, we continuously monitor the coming into effect of new regulatory requirements and the evolution of best practices over time so as to be able to adjust our policies and practices accordingly, but always in light of our own specificity. Proof of this is the creation of a new Finance and Risk Management Committee following the Annual Meeting of shareholders on May 29, 2007 (for more information, please refer to pages 30 and 32 of this Management Proxy Circular) and the adoption of a majority voting policy with respect to the election of the directors of the Corporation (for more information, please refer to page 33 of this Management Proxy Circular). We believe that this demonstrates our commitment to be among the leaders in matters of corporate governance.

The Board of Directors of Bombardier

Composition

- As of the date of this Management Proxy Circular, the Board of Directors of Bombardier is composed of 16 directors. Detailed information on each of the 15 nominees proposed to be re-elected as directors of the Corporation for the current year is found on pages 5 to 15 and their respective attendance records at Board and Committee meetings is found on page 11 of this Management Proxy Circular.
- The Chairman of the Board of Directors is Mr. Laurent Beaudoin. In December 2004, the Board of Directors approved the creation of the Office of the President to help ensure that Bombardier's focus is closely aligned with the best interests of all shareholders and to provide for continuity of leadership while the Corporation's long-term strategy for value creation is implemented. The Office of the President regroups strategic and executive management responsibilities. As a result, Mr. Laurent Beaudoin assumes the added responsibilities of Chief Executive Officer while Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, and Mr. André Navarri, President of Bombardier Transportation, continue to focus primarily on the day-to day operations of their respective businesses.
- The Corporate Governance and Nominating Committee has determined that nine of the 15 nominees proposed for re-election as directors of the Corporation are independent, thus representing a majority of the members of the Board of Directors.

Director	Management	Independent	Not Independent
Laurent Beaudoin	Chairman of the Board and Chief Executive Officer of Bombardier		Husband of Mrs. Claire Bombardier Beaudoin who, through holding corporations which she controls, either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine, holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier. Father of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Brother-in-law of Mr. J. R. André Bombardier, Vice Chairman, of Mr. Jean-Louis Fontaine, Vice Chairman, and of Mrs. Janine Bombardier, a director of the Corporation.
Pierre Beaudoin	President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier		Son of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mrs. Claire Bombardier Beaudoin. Nephew of Mrs Janine Bombardier, a director of the Corporation, of Mr. J. R. André Bombardier, Vice Chairman, and of Mr. Jean-Louis Fontaine, Vice Chairman.
André Bérard		✓	
J.R. André Bombardier	Vice Chairman of Bombardier		Brother-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and of Mr Jean-Louis Fontaine, Vice Chairman. Brother of Mrs. Janine Bombardier, a director of the Corporation. Through holding corporations which he controls, either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine, Mr. J. R André Bombardier holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.

Director	Management	Independent	Not Independent
Janine Bombardier			Sister-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and of Mr. Jean-Louis Fontaine, Vice Chairman. Sister of Mr. J. R. André Bombardier, Vice Chairman. Aunt of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Through holding corporations which she controls, either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Huguette Bombardier Fontaine and Mr. J. R. André Bombardier, Mrs. Janine Bombardier holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.
L. Denis Desautels		✓	
Michael J. Durham		✓	
Jean-Louis Fontaine	Vice Chairman of Bombardier		Brother-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, of Mr. J.R. André Bombardier, Vice Chairman and of Mrs. Janine Bombardier, a director of the Corporation. Uncle of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Husband of Mrs. Huguette Bombardier Fontaine who, through holding corporations which she controls, either directly or indirectly with Mr. J.R. André Bombardier, Mrs. Claire Bombardier Beaudoin and Mrs. Janine Bombardier, holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.
Daniel Johnson		✓	
Jean C. Monty		✓	
André Navarri	President of Bombardier Transportation and Executive Vice President of Bombardier		President of Bombardier Transportation and Executive Vice President of Bombardier.
Carlos E. Represas		✓	
Jean-Pierre Rosso		✓	
Federico Sada G.		✓	
Heinrich Weiss		✓	

Responsibilities of the Board of Directors

- **Mandate of the Board of Directors** The mandate of the Board of Directors is reproduced at Schedule "C" to this Management Proxy Circular on pages 41 and 42.

- **Stewardship of Bombardier** In accordance with the Canada Business Corporations Act (the "CBCA") and as stated in its mandate, the role of our Board of Directors is to supervise the management of Bombardier's business and affairs with the objective of creating sustained profitability and, therefore, enhancing shareholder value.

  It is the role of the corporate management to conduct the day-to-day operations of Bombardier in a way that is consistent with the strategy, business plan and budget approved by the Board of Directors. In this context, the Office of the President, composed of the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the President and Chief Operating Officer of Bombardier Aerospace, Mr. Pierre Beaudoin, and the President of Transportation, Mr. André Navarri, makes recommendations to the Board of Directors with respect to matters of corporate strategy and policy. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

  The Board of Directors decides all matters coming under its jurisdiction pursuant to the CBCA, Bombardier's articles of incorporation and by-laws, any applicable legislation, the policies of Bombardier or the mandate of the Board of Directors and the charter of its Committees. It also acts in accordance with the Code of Ethics and Business Conduct of Bombardier. The Board of Directors may assign to one of its Committees the prior review of any issues for which the Board is responsible. The recommendations of a Committee remain, however, subject to the approval of the Board of Directors.

  Any responsibility which is not delegated to either corporate management or a Committee of the Board of Directors remains with the Board of Directors. In general, all matters or policies and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board of Directors or of a Board Committee to which approval authority has been delegated.

- **Strategic planning** Every year, the President and Chief Operating Officer of Bombardier Aerospace, the President of Bombardier Transportation and other senior executives from the Corporate Office present, during two separate special sessions, the strategic plan, business plan and budget for the review and approval of the Board of Directors. As provided for under its mandate, the duties of the Board of Directors include adopting a strategic plan presented by corporate management and updating it, on at least an annual basis, by taking into account, among other things, the opportunities and risks of the business of Bombardier and the emerging trends. The Board of Directors' duties also include monitoring the implementation of the strategic plan by the corporate management.

  The Board of Directors also adopts each year an appropriate business plan and budget and reviews them on a quarterly basis.

- **Risk Management** Pursuant to its mandate, the Board of Directors reviews overall business risks and the practices and policies for dealing with these risks.

  Over time, the Board of Directors has delegated to the Audit Committee the responsibility to review the risk assessment process in place throughout Bombardier in order to identify, assess and manage the principal financial and risk exposures of the Corporation. However, the Board of Directors has recently determined that, given the major responsibilities already assigned to the Audit Committee and the significant workload that comes with it, it would be appropriate to transform the Retirement Pension Oversight Committee into a Finance and Risk Management Committee. Taking over some of the responsibilities of the Audit Committee, the new Finance and Risk Management Committee will, therefore, essentially assist the Board of Directors in fulfilling its oversight responsibilities with respect to

  - risk management matters,
  - financing activities,
  - retirement plan fund management,
  - environmental matters, and
  - any other matters delegated to this Committee by the Board of Directors.

  In this context, following the Annual Meeting of shareholders on May 29, 2007, the Retirement Pension Oversight Committee, in its actual form, will cease to exist and the Finance and Risk Management Committee will replace it. In so doing, the Corporation will thus align its corporate governance with the most recent trend and best practices with respect to risk management.

- **Human Resources** In accordance with its charter, the Human Resources and Compensation Committee reviews, reports and, where appropriate, submits recommendations to the Board of Directors, at least once a year, regarding the succession planning for the Chairman of the Board and Chief Executive Officer of Bombardier.

  In addition, it ensures that the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, has put in place and is monitoring succession planning systems and policies for senior executives.

  The Committee reviews and recommends to the Board of Directors the appointment of the Chairman of the Board and Chief Executive Officer and the senior executives reporting to him.

  The Committee assesses the performance of the Chairman of the Board and Chief Executive Officer against his objectives set at the beginning of each financial year and in light of such factors deemed appropriate and in the best interests of Bombardier, and it then submits its recommendations to the Board of Directors.

The Committee also reviews the performance assessment of other senior executives and reports its findings and conclusions to the Board of Directors.

- **Communications policy** On November 20, 2001, the Board of Directors adopted a corporate disclosure policy, which was updated on May 26, 2004 and February 21, 2006. Its objective is to ensure that communications to the investing public about Bombardier are (i) timely, factual and accurate, and (ii) disseminated in a fair and impartial manner in accordance with all applicable legal and regulatory requirements. Among other matters, the policy outlines how Bombardier should interact with analysts, investors, the media and other people and contains measures intended to ensure compliance with its timely disclosure obligations and avoid making selective disclosure of information. The Audit Committee has the responsibility, under its charter, of monitoring this policy and updating it, when needed.

  Each of the Board of Directors and the Audit Committee reviews and, where required, approves all major communications about Bombardier, including annual and quarterly financial statements and related management's discussion and analysis, financing documents and press releases in relation thereto or significant matters or issues affecting the Corporation as a whole prior to their dissemination and/or filing.

  In addition, there is also a process to respond to questions and concerns raised by shareholders and other stakeholders. All communications from shareholders and other stakeholders are referred to the appropriate corporate senior executive for response, consideration or action. If and when significant issues are raised, corporate management will promptly advise the Board of Directors of such matters.

  Bombardier communicates with its shareholders and other stakeholders, securities analysts and the media regularly on developments in its businesses and results, through its annual report, financial statements and, when needed, reports to shareholders, press releases and material change reports.

- **Financial reporting** The Board of Directors has delegated to the Audit Committee the responsibility of monitoring and assessing the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems. For this purpose, the Audit Committee reviews various presentations made periodically by the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, or the external auditors, Ernst & Young, LLP, as the case may be.

Committees of the Board of Directors

- The Board of Directors of Bombardier has four Committees. The charter of each Committee currently provides a position description for its respective chair. Essentially, the chair provides leadership to enhance the effectiveness of the Committee. The chair also sets the agenda, ensures that the conduct of meetings provides adequate time for discussion of relevant issues and ensures that the outcome of meetings is reported to the Board of Directors.

- **Audit Committee** It consists of five directors, all of whom are independent. They are also all financially literate as required by MI 52-110.

  Mr. L. Denis Desautels is its Chairman and Messrs. André Bérard, Daniel Johnson, Michael J. Durham and Jean-Pierre Rosso are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during the last financial year and the attendance records of its members.

  The Charter of the Audit Committee is reproduced at Schedule "D" attached to this Management Proxy Circular on pages 43 to 46.

  Pursuant to its charter, the mandate of the Committee is to help the directors meet their responsibilities with respect to accountability, to assist in maintaining good communication between the directors and the external auditors of Bombardier, Ernst & Young, LLP, to assist in maintaining the independence of Ernst & Young, LLP, to maintain the credibility and objectivity of the financial reports of Bombardier, and to investigate and assess any issue that raises significant concerns with the Committee. The Committee periodically monitors the adequacy and effectiveness of the disclosure controls and systems of internal control of Bombardier through the reports provided by the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and Ernst & Young, LLP, as the case may be.

  As a general rule, all meetings of the Committee are attended by the Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, the Senior Vice President and Treasurer as well as by the representatives of Ernst & Young, LLP, the external auditors of Bombardier. During such meetings, the Committee also holds private sessions with each of the Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the representatives of Ernst & Young, LLP, to discuss various topics of interest.

- **Human Resources and Compensation Committee** It consists of four directors, all of whom are independent.

  Mr. Jean C. Monty acts as its Chairman and Messrs. James E. Perrella, Carlos E. Represas and Heinrich Weiss are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by the Committee during the past year and the attendance records of its members.

  Pursuant to its charter, this Committee has the mandate to oversee the succession planning for the Chairman of the Board and Chief Executive Officer and senior executives' positions. In addition, the Committee assesses the performance of the Chairman and Chief Executive Officer, Mr. Laurent Beaudoin, and the senior executives reporting to him and determines their compensation.

The Committee also reviews and approves a total compensation policy that takes into account, among other things, (i) base salary, (ii) short-term and long-term incentives, and (iii) retirement benefits and perquisites. It reviews the design of equity-based compensation plans with respect to the granting of stock options and performance stock units and makes appropriate recommendations to the Board of Directors for its approval.

The Committee also reviews the salary classes as well as the levels and degrees of participation in incentive compensation programs whether bonuses or plans based on the evolution of the market performance of Bombardier's shares.

The report of the Committee on pages 23 to 26 of this Management Proxy Circular provides more information on its activities, and in particular, Bombardier's executive compensation policy.

- **Corporate Governance and Nominating Committee** It consists of four directors, all of whom are independent.

  Mr. James E. Perrella chairs this Committee and Messrs. Jean C. Monty, Federico Sada G. and Heinrich Weiss are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during the last financial year and the attendance records of its members.

  The charter of this Committee provides that it has the responsibility to monitor the selection criteria for candidates as directors and the credentials of nominees for election or re-election as members of the Board of Directors, the composition of the Board of Directors and its Committees as well as their performance and the remuneration of our non-executive directors.

  The Committee also oversees the evolution of Bombardier's corporate governance practices and policies, including its Code of Ethics and Business Conduct to ensure that Bombardier continues to comply with high standards of corporate governance.

- **Retirement Pension Oversight Committee** It consists of five directors, all of whom are independent.

  Mr. André Bérard acts as its Chairman and Messrs. L. Denis Desautels, Michael J. Durham, Daniel Johnson and Carlos E. Represas are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during this last financial year and the attendance records of its members.

  Pursuant to its charter, this Committee has the mandate to oversee, review and monitor the performance of Bombardier's obligations towards its various pension plans and matters related thereto and also to review and monitor the investment of assets of the pension plans and to report to the Board of Directors.

  As more fully discussed in the section entitled Risk Management on page 30 of this Management Proxy Circular, following the Annual Meeting of Shareholders on May 29, 2007, this Committee will then cease to exist and be replaced by the new Finance and Risk Management Committee.

Lead Director

In 2003, Mr. Laurent Beaudoin, who was then Executive Chairman of the Board, recommended that the Board of Directors should appoint a Lead Director, because he was not independent. Accordingly, since then the Board has named Mr. James E. Perrella to act as the Lead Director. Mr. Perrella is an independent director and he is also the Chairman of the Corporate Governance and Nominating Committee.

Meetings of the independent directors

A formal structure is in place to enable the Board of Directors to function independently of the management of Bombardier.

After a meeting of the Board of Directors, the directors who are not part of corporate management and/or the majority shareholder, namely the Bombardier family, will meet privately under the chairmanship of Mr. James E. Perrella, in his capacity as the Lead Director depending on the circumstances at hand and needs. They have, however, no decision-making power. The Lead Director transmits to the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, any comments, questions or suggestions raised during such meetings.

Between February 1, 2006, and January 31, 2007, four meetings were held by the independent directors.

Election and compensation of directors

The Corporate Governance and Nominating Committee, composed of independent members, has the responsibility of annually reviewing the credentials of nominees for election or re-election as members of the Board of Directors, monitoring the size and composition of the Board of Directors and its Committees to ensure effective decision-making and submitting its recommendations to the Board. As a result of the most recent assessment of the performance of the Board of Directors by its members, the Corporate Governance and Nominating Committee and the Board of Directors are of the view that its size and composition as well as the mix of talents, quality and skills are well suited to Bombardier's current circumstances and needs and allow for its efficient functioning as a decision-making body and promote sound governance.

In consultation with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the Committee determines appropriate selection criteria, including any additional skill sets deemed to be beneficial, when considering Board candidates, by taking into account Bombardier's circumstances and needs, whenever new directors have to be recruited.

Mr. Laurent Beaudoin, in cooperation with the Committee, identifies potential candidates as directors and the Committee examines such candidacies and makes appropriate recommendations to the Board of

Directors. Prior to agreeing to join our Board of Directors, a candidate is given a clear expectations of the workload and time commitment required.

The Corporate Governance and Nominating Committee has recently adopted a majority voting policy with respect to the election of the directors of the Corporation. It stipulates that if the votes in favour of the election of a director nominee at a shareholders' meeting represents less than a majority of the shares voted and withheld, the nominee would, as a result, submit his or her resignation promptly after the meeting, for the Corporate Governance and Nominating Committee consideration. The Committee would then make a recommendation to the Board of Directors after reviewing the matter, and the Board's decision to accept or reject the resignation offer would be disclosed to the public through a press release. The nominee would not participate in any Committee or Board deliberations on the resignation offer. The policy would not, however, apply in circumstances involving contested director elections,

The Committee has the responsibility to review, at least once a year, the compensation of the directors, in light of both market conditions and practices as well as their risks and responsibilities. It reviews the types of compensation and the amounts paid to directors of comparable publicly traded companies in Canada and makes appropriate recommendations to the Board of Directors. Any such review covers the members of the Board who are not officers of the Corporation as well as the Committee members and Chairs. The Committee has retained the services of Towers Perrin to be advised on the current trends and best practices in this area. Towers Perrin also provides services to the Human Resources and Compensation Committee on total compensation policy for executives and also, to the corporate management of Bombardier, mainly on actuarial issues related to some of the pension plans.

The Committee also reviews each year director share ownership guidelines.

The compensation received by the directors during the most recently completed financial year is described on pages 13 to 15 of this Management Proxy Circular.

Under the retirement age policy for the directors of the Corporation, any director who turns 72 years of age prior to the next annual shareholders meeting has to submit his/her resignation by the March Board meeting to the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the members of the Corporate Governance and Nominating Committee. They will then evaluate whether to accept the resignation depending on the needs of the Board and circumstances of Bombardier at that time. If the resignation is not accepted, each subsequent year, it will again be evaluated. If accepted, however, the resignation will become effective the day before the annual meeting of shareholders.

Assessment of the directors

Each year, the Corporate Governance and Nominating Committee conducts an evaluation of the performance and effectiveness of the Board of Directors and its Committees. Detailed questionnaires are submitted by the Corporate Secretary to the members of the Board of Directors and those of each Committee. A summary of the results of each evaluation is submitted by the Corporate Secretary to the review of the Corporate Governance and Nominating Committee and the Chairman of the Board and Chief Executive Officer.

Directors also meet with both the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Chairman of the Corporate Governance and Nominating Committee, Mr. James E. Perrella, to discuss their respective performance throughout the past year and to discuss any matter or issue they wish.

Based on the results of these evaluations, the Corporate Governance and Nominating Committee then assesses with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the operation and strategic direction of the Board and its Committees, their respective size, composition and structure, the performance of the directors both as a group as well as individually, the adequacy of information given to the directors, the communication between the Board and the corporate management and the processes related to the Board and its Committees. The Corporate Governance and Nominating Committee presents its findings and conclusions to the Board of Directors. The members of the Board of Directors and those of each Committee also receive a summary of the results of their respective evaluations for their review.

Mandates of the Chairman of the Board and Chief Executive Officer

The Board of Directors has adopted formal mandates which set out specific responsibilities for both the Chairman of the Board and the Chief Executive Officer.

As Chairman of the Board, Mr. Laurent Beaudoin is mainly responsible for ensuring that the Board of Directors carries out its responsibilities effectively and clearly. His specific responsibilities include:

- managing the Board and setting the agenda in consultation with the Presidents of Bombardier Aerospace and Bombardier Transportation who are members of the Office of the President;
- providing leadership to enhance Board effectiveness and ensuring that the Board works as a cohesive team;
- working with the Corporate Governance and Nominating Committee to ensure Board quality and continuity by:
  - reviewing the performance of the Board, its Committees and individual directors;
  - making sure the skills and competencies of individual directors are incremental to the Board as a whole; and
  - ensuring that the Board develops clear position descriptions for the Chairman and the chair of each Board Committee.

As Chief Executive Officer, Mr. Laurent Beaudoin is responsible for the management and execution of Bombardier's strategic and operational plans. His specific responsibilities include:

- executing the Board's resolutions and policies;
- providing long-term strategic orientation in the form of a strategic plan and a business plan;
- managing Bombardier's commercial and internal affairs by:
  - assuming responsibility for capital management and financial management;
  - implementing decisions with respect to acquisitions, divestitures, financings and similar activities, subject to prior approval of the Board;
  - ensuring that Bombardier has effective disclosure controls and procedures and internal controls in place; and
  - identifying, assessing and managing the risks involved in the course of business; and
- representing Bombardier to external groups.

The corporate objectives which the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is responsible for meeting are determined by the business plan and budget approved each year by the Board of Directors.

The performance of Mr. Laurent Beaudoin, as Chairman of the Board and Chief Executive Officer of the Corporation, is assessed against the achievement of the business plan and the budget and it may also be assessed, in part, in relation to specific objectives that have been fixed for him by the Board of Directors upon the recommendation of the Human Resources and Compensation Committee.

Orientation and continuing programs

- **Orientation programs for new directors** The Corporate Governance and Nominating Committee has implemented an orientation program for new directors, which enables them to participate in an initial information session on Bombardier in the presence of some of its senior executives to learn about, among others, the business of Bombardier, its financial situation and its strategic planning.

  In addition, new directors are furnished with appropriate documentation, including a director's manual, providing them with information about, among other matters, the corporate governance practices of Bombardier, the structure of the Board of Directors and its Committees, its history, its current commercial activities, its corporate organization, the charters of the Board and its Committees setting forth their respective roles and responsibilities, Bombardier's articles of incorporation and by-laws, the Code of Ethics and Business Conduct and relevant corporate policies.

  The meetings in which new directors participate (including the annual review sessions of the strategic plan, business plan and budget) as well as discussions with other directors and with Bombardier's senior executives also permit new directors to familiarize themselves rapidly with Bombardier's operations.

- **Continuing education program for directors** Bombardier encourages its directors to pursue continuing eduction activities which could provide them with information as to the best practices associated with boards and committees and as to emerging trends that may be relevant to their role as directors.

  In addition Bombardier's corporate management periodically makes presentations to the directors on various topics, trends and issues related to Bombardier's activities during the meetings of the Board or its Committees, as the case may be, which helps the directors to constantly improve their knowledge about Bombardier and its businesses.

  Visits to Bombardier's various facilities are also arranged, from time to time, for the Board of Directors, and, if so requested, individual visits.

Ethical business conduct

- Bombardier has a Code of Ethics and Business Conduct. It is available in 13 languages on our website at www.bombardier.com.
- A Corporate Compliance Officer was appointed in early 2004 to ensure full adherence to applicable laws and regulations and strict compliance with Bombardier's Code of Ethics and Business Conduct.
- The Code applies at all times, without exception, to all the members of our Board of Directors and to all Bombardier employees and managers. Bombardier's suppliers and partners, as well as third parties (such as agents), are also expected to adhere to the Code when dealing with or acting on behalf of Bombardier.
- The Code explains the standards of behaviour expected from everyone to whom it applies in his/her daily activities and in dealings with others. It does not foresee every situation that might arise. Rather, it identifies guiding principles to help one make decisions consistent with Bombardier's values and reputation.
- The Code outlines the key responsibilities of leaders within Bombardier which are to provide a model of high standards of ethical conduct and to create a work environment reflecting both the content and the spirit of the Code.
- Senior managers are required to take part in a mandatory Code compliance certification process. The certification process is designed to provide management with additional assurance on public disclosures and required corporate officer certifications; help integrate the Code into Bombardier's governance system ensure that the Code is a top priority with leadership and promote integrity as a core value.

Hiring of outside advisors

With the prior authorization of the Corporate Governance and Nominating Committee, each director or Committee may, when needed, retain the services of outside advisors at the expense of Bombardier, except the Audit Committee and the Human Resources and Compensation Committee, which do not require any such prior authorization to do so. During the most recently completed financial year, no outside advisor was retained by a director. Ernst & Young, LLP, are the external auditors of Bombardier and work closely with the Audit Committee.

Towers Perrin provides various consulting services on specific matters to the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee. Towers Perrin also provides services to the management of Bombardier on various matters.

Directors' and Officers' Insurance

We have in place a Directors' and Officers' Liability program for the benefit of the Corporation, its directors and officers to indemnify them against certain liabilities incurred by them in their capacity as directors and officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. The limit of insurance provided is US$190,000,000 per occurrence and in the aggregate per year, at a cost of US$2,186,295 per annum. The deductible applicable to the Corporation is US$2,500,000 for any insured occurrence.

Available Documentation

Copies of our 2007 Annual Information Form, this Management Proxy Circular and our 2007 Annual Report that includes our audited consolidated financial statements and our management's discussion and analysis for the financial year ended January 31, 2007, as well as our quarterly financial statements filed since the date of our latest audited financial statements, may be obtained on request from our Public Affairs Department or on our website at www.bombardier.com. Financial information related to Bombardier is provided in our comparative financial statements and management's discussion and analysis thereon for the financial year ended on January 31, 2007.

Proposals

Schedule "B" attached to this Management Proxy Circular (see pages 38 to 40) sets out the five shareholder proposals that have been submitted for consideration at our Annual Meeting of shareholders on May 29, 2007.

Shareholders who will be entitled to vote at our 2008 Annual Meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must submit such proposals to our Corporate Secretary no later than January 11, 2008.

Approval of Directors

The contents and the sending of this Management Proxy Circular have been approved by the directors of Bombardier Inc.

Montréal April 13, 2007

Roger Carle
Corporate Secretary

SCHEDULE "A"
BOMBARDIER INC.
PROPOSED AMENDMENTS TO THE BOMBARDIER INC. 1986 STOCK OPTION PLAN

The Toronto Stock Exchange (the "TSX") has recently advised listed issuers that, starting on June 30, 2007, any amendments (including amendments of a "housekeeping" nature) proposed to be made to a security based compensation arrangement (such as the Bombardier Inc. 1986 Stock Option Plan (the "Plan"), described at pages 16 to 19 of this Management Proxy Circular) will be subject to shareholder approval, unless the Plan provides for a specific amendment procedure approved by a majority of shareholders and by the TSX.

Accordingly, the Board of Directors of the Corporation adopted, on March 27, 2007, a resolution introducing a new specific amendment procedure to the Plan. The TSX has approved the proposed amendment procedure.

The resolution below details the amendments to the Plan for which the approval of the shareholders will be required following the adoption of the specific amendment procedure, and those for which the Board of Directors will be empowered to act, subject to the required approval of applicable regulatory authorities and stock exchanges.

If the specific amendment procedure is not included in the Plan, the Corporation will be required to obtain the approval of its shareholders for any amendment to the Plan, including administrative amendments. Management believes that imposing this requirement would unduly complicate the administration of the Plan, without providing any real benefit to the shareholders.

The Board of Directors also adopted, under the same resolution, an additional amendment to the Plan providing for a conditional option expiration date such that when the expiration date of an option falls within a period during which trading by option holders in securities of the Corporation is prohibited in accordance with our policies or within ten (10) business days following the expiration of such period, the exercise date in respect of such option is extended to ten (10) business days following the date on which trading is no longer prohibited.

These resolutions are subject to the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy and entitled to vote at their Annual Meeting.

Management of the Corporation recommends that shareholders **VOTE FOR** the amendments to the Plan.

RESOLUTION

WHEREAS on March 27, 2007, the Board of Directors of the Corporation adopted a resolution approving the introduction of a specific amendment procedure in the Corporation's Stock Option Plan (the "Plan");

WHEREAS on April 2, 2007, the Toronto Stock Exchange approved such amendment procedure;

WHEREAS the amendment to the Plan will only come into force upon being confirmed by a resolution of the shareholders of the Corporation;

IT IS RESOLVED:

THAT the following section 7.6, which was approved by the Board of Directors, be included in the Plan;

"7.6 If the expiration date of an option falls during, or within ten (10) business days following the expiration of, a Blackout period involving the Shares of the Corporation that applies to the Optionee, such expiration date shall automatically be extended for a period of ten (10) business days following the end of the Blackout period."

THAT Section 11 of the Plan be replaced by the following section, which has been approved by the Board of Directors:

"SECTION 11 AMENDMENT OF THE PLAN

11.1 The following amendments to the Plan or to options granted thereunder must be approved by the shareholders:

11.1.1 an amendment allowing the issuance of Shares to an Optionee without the payment of a cash consideration, unless provision has been made for a full deduction of the underlying Shares from the number of Shares reserved for issuance under the Plan;

11.1.2 a reduction in the purchase price for the Shares in respect of any option or an extension of the expiration date of any option beyond the exercise periods provided by the Plan;

11.1.3 the inclusion, on a discretionary basis, of non-employee directors of the Corporation as participants in the Plan;

11.1.4 an amendment allowing an Optionee to transfer options other than by will or pursuant to the laws of succession;

11.1.5 the cancellation of options for the purpose of issuing new options;

11.1.6 the grant of financial assistance for the exercise of options;

11.1.7 an increase in the number of Shares reserved for issuance under the Plan; and

11.1.8 any amendment to the method for determining the purchase price for the Shares, in respect of any option.

11.2 Subject to the foregoing paragraph, the Board may amend, suspend or terminate the Plan and any option granted thereunder without obtaining the prior approval of the shareholders. However, the Board must obtain, where necessary, the prior consent of applicable regulatory authorities and stock exchanges. Without limiting the generality of the foregoing, the Board may decide to:

11.2.1 wind up, suspend or terminate the Plan;

11.2.2 terminate an option granted under the Plan;

11.2.3 modify the eligibility for, and limitations on, participation in the Plan;

11.2.4 modify periods during which the options may be exercised;

11.2.5 modify the terms on which the options may be granted, exercised, terminated, cancelled and adjusted;

11.2.6 amend the provisions of the Plan to comply with applicable laws, the requirements of regulatory authorities or applicable stock exchanges;

11.2.7 amend the provisions of the Plan to modify the maximum number of Shares which may be offered for subscription and purchase under the Plan following the declaration of a stock dividend, a subdivision, consolidation, reclassification, or any other change with respect to the Shares;

11.2.8 amend the Plan or an option to correct or rectify an ambiguity, a deficient or inapplicable provision, an error or an omission; and

11.2.9 amend a provision of the Plan relating to the administration or technical aspects of the Plan.

11.3 The amendment, suspension or termination of the Plan shall not, except with the written consent of the Optionees concerned, in any way affect the terms and conditions of options previously granted under the Plan to the extent that such options have not been wholly exercised and are still outstanding."

THAT any officer of the Corporation be and is hereby authorized to sign any document and to take any measures including amendments to the Plan, required or useful to fully carry out the intent of the present resolution.

SCHEDULE "B"
BOMBARDIER INC.
SHAREHOLDER PROPOSALS

The following five shareholder proposals have been submitted by the *Mouvement d'éducation et de défense des actionnaires* (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3 for consideration at Bombardier's 2007 Annual Meeting of shareholders. They have each been submitted in French and translated by Bombardier into English.

Proposal 1

It is proposed that disclosure be made in the corporation's annual report of the names of compensation "experts", the term of their engagement, the sums paid to them, the firm to which they belong, the evaluation criteria they use and, if applicable, any other form of remuneration paid to them or affiliated firms.

The prodigious compensation of executive officers of public companies has been universally condemned in recent years. It is time for shareholders to put a stop to these practices! Jean-François Kahn, a French media owner, writes: "When top executives vote in favour of astronomical pay, golden handshakes or outrageous bonuses for themselves, it proves that they are incredibly disconnected from reality, that they suffer from a form of madness. No one is 600 times, let alone 1400 times, more intelligent than anyone else. We should demand that stock options be taxed at 90%." [translation].

The culture of greed and rapacity that pervades many public companies is corrosive and destructive and the cause of the proliferation of scandals that abound in the industrialized world.

The Board of Directors recommends that shareholders VOTE AGAINST this proposal for the following reasons.

Bombardier's Board of Directors, which is elected by the shareholders at their Annual Meeting, is responsible for monitoring Bombardier's compensation policy, which reflects an appropriate balance between the short-term and long-term performance of Bombardier, and for assessing the performance of the Corporation's senior executives and determining their compensation. This responsibility is delegated by the Board of Directors to the Human Resources and Compensation Committee. The Committee is composed of four independent directors who meet regularly throughout the year. For a number of years, the Committee has retained Towers Perrin, independent external consultants, to assist it in its work. Towers Perrin provides advice on current trends and best practices with respect to executive compensation. In its report on pages 23 to 26 of this Management Proxy Circular, the Committee discloses the name of its independent external consultants, the fees paid to them and other information to comply with the evolving requirements and practices applicable to such matters.

Therefore, we recommend that you **VOTE AGAINST** proposal 1.

Proposal 2

It is proposed that executive compensation be related to average salaries of employees, the corporation's costs and its financial successes.

The relationship between executive compensation, including stock options, and average salaries of employees of the corporation should be disclosed. Compensation should be awarded based on the financial results obtained. A recent study by the Ontario Municipal Employees Retirement System (OMERS) was unable to establish any correlation between the financial success of over sixty publicly listed Canadian companies and executive compensation. It is therefore logical to conclude that executive compensation at the corporation is fixed arbitrarily, without regard for principles of good governance and the interests of shareholders.

The Board of Directors recommends that shareholders VOTE AGAINST this proposal for the following reasons.

Bombardier's compensation policy is designed to maximize the overall performance of Bombardier through the appropriate individual performance of its executives. The overall goals of the compensation policy are to attract, retain and motivate the executives to increase business performance and enhance shareholder value. The Human Resources and Compensation Committee is responsible for thoroughly reviewing and approving the Corporation's executive compensation policy based on the recommendations of Towers Perrin and in line with best market practices.

Bombardier's executive compensation policy focuses on total compensation: base salary, annual incentives, long term incentives, pension, benefits and perquisites. Each of these components is considered in the benchmarking of the executive positions with the market. The Corporation's philosophy is to position the total executive compensation package at the median (50th percentile) compared with similar positions in companies that have international operations and are comparable in size and complexity to Bombardier in the relevant local markets.

Benchmarking is performed annually by Towers Perrin, who are responsible for the gathering of comparator information relevant to Bombardier's executive positions. The composition of the comparator group is reviewed every year to ensure its continued relevance.

Our philosophy is to link our incentive plans to the overall performance of the Corporation. The objective of our annual incentive plan is to motivate our employees to achieve and surpass the financial objectives approved by the Board of Directors at the beginning of each financial year.

Our long-term incentive objectives are to align our management's interests with shareholder value growth and to retain key talent. We grant long-term incentives on an annual basis, based on benchmark data of the comparator group and on individual executive performance.

Our objective is to have our pension and benefits at the median of our comparator group. We offer a limited number of perquisites, such as a company provided car and financial counselling to certain executives. We use external consultants to evaluate our pension, benefits and perquisites and compare these results with the data of the comparator group.

The relative weighting of each element of direct compensation is aligned with each executive's ability to influence our short term and long-term performance.

Therefore, we recommend that you **VOTE AGAINST** proposal 2.

Proposal 3

It is proposed that stock options awarded to executive officers be aligned strictly according to the corporation's Economic Value Added (EVA).

Stock options granted to executives create an incentive to increase the value of the shares in the short term, to the detriment of the interests of the corporation's shareholders. "If options vest immediately, you might as well just give them cash and get it over with," said Robert Bertram, Executive Vice-President of the powerful Ontario Teachers Pension Plan Board. "Don't go through the illusion that you are trying to tie them into shareholder value. Clearly the shareholders' interests are not being taken care of in those plans."

The cost of the options and their exercise must be tied to the creation of value for shareholders. If profits rise faster than debt, the EVA is positive. If EVA is positive, executives have created value for shareholders; if EVA is negative, executives have put shareholders' equity at risk, even if in the short term the stock trades at a higher value.

The Board of Directors recommends that shareholders VOTE AGAINST this proposal for the following reasons.

In connection with its responsibilities for Bombardier's total executive compensation policy, as we have explained moreover at greater length in our answer to proposal 2, the Human Resources and Compensation Committee periodically reviews the structure of equity-based compensation plans and grants of stock options and performance share units. In so doing, it submits appropriate recommendations for approval to the Board of Directors, which sees that the Corporation's objectives for long-term incentives, which are to align management's interests with the enhancement of shareholder value, are complied with.

Thus, in recent years, the Stock Option Plan (for details, see pages 16 to 19 of this Management Proxy Circular) was modified to better reflect market realities, such as to include specific performance targets, which were moreover subsequently raised. In addition, as a result of the introduction of a new Performance Share Unit Plan (for details, see pages 19 and 20 of this Management Proxy Circular), the criteria for granting stock options under the Stock Option Plan were reviewed and the size of option grants to be awarded to our employees was reduced in order to take into account the value of the performance share units they would receive.

It is therefore in the interest of shareholders that the Human Resources and Compensation Committee continue to examine Bombardier's long-term incentive plans so that the Corporation has at its disposal effective and appropriate mechanisms which will act as an incentive for the Corporation's executives to increase the Corporation's performance and enhance shareholder value.

Therefore, we recommend that you **VOTE AGAINST** proposal 3.

Proposal 4

It is proposed that no later than three years from the date hereof, at least one third of the members of the corporation's board of directors be women.

The percentage of women on the corporation's board of directors is ridiculously low, as a result of an old and outdated tradition of relegating women to an inferior status in public companies, despite the fact that women represent more than half of university graduates. In Quebec, 24 crown corporations will in future be obliged to see that **half** of their board members are women. This example should be followed in the longer term by the corporation, which is currently representative of an almost venerable age, illustrating how the boards of directors of the immense majority of public companies continue to be a male preserve. This is borne out by the fact that 30% of the boards of Canadian companies have only one woman director; 12% have two; 4% have three; 1% have four and 1% have 5, with National Bank of Canada, exceptionally, figuring in the latter category.

The Board of Directors recommends that shareholders VOTE AGAINST this proposal for the following reasons.

Bombardier's Board of Directors has no hesitation in supporting the objective of continuing to have women directors. Accordingly, when the time comes for the Corporate Governance and Nominating Committee to review the selection criteria with regard to a prospective candidate, the Committee undertakes to consider this objective, without losing sight of the importance of always selecting the most qualified individual who will be able to adequately serve the interests of Bombardier and its shareholders, having regard for the circumstances and the issues at such time.

Moreover, it should be noted that 9 of the 15 directors who are nominated for re-election by the shareholders at their meeting have only been in office since 2003 and that it would not be appropriate in the circumstances to replace them in the near term simply in order to acquiesce to this proposal.

Therefore, we recommend that you **VOTE AGAINST** proposal 4.

Proposal 5

It is proposed that the annual report include an exhaustive summary of the financial statements of the corporation's subsidiaries.

Section 157.(2) of the Canada Business Corporations Act states that: "Shareholders of a corporation and their personal representatives may on request examine the statements of [subsidiaries] during the usual business hours of the corporation and may make extracts free of charge." When the company objects to a shareholder's request to examine the statements, the shareholder has to incur significant legal expenses, making the recognition of this right difficult or illusory, although it could be satisfied in part by the publication in the Annual Report of a summary of the financial statements of the corporation's subsidiaries.

In truth, a prudent shareholder can only cast his vote based on accurate, audited information regarding all the business's operations, including subsidiaries whose financial statements are currently shielded from examination by the shareholders. A culture of secrecy is inconsistent with principles of good governance. It is contrary to logic and to the nature of things that a publicly listed company which raises funds publicly, should be both public and private!

The Board of Directors recommends that shareholders VOTE AGAINST this proposal for the following reasons.

The management of Bombardier submits annual financial statements consolidating the financial results of all its subsidiaries worldwide. These financial statements are prepared in accordance with strict accounting standards that take account of the financial results of its subsidiaries. Furthermore, these financial statements are carefully audited, in accordance with accepted auditing standards, by Bombardier's external auditors, Ernst & Young, LLP. That being the case, both the Board of Directors and the management of Bombardier are firmly convinced that the shareholders have all relevant information at their disposal to be able to analyse the Corporation's results and understand its operations. Moreover, to provide the information requested would merely add length, complexity and, in many cases, relatively unimportant details to Bombardier's audited annual consolidated financial statements, which, it must be said, are already very lengthy. The Corporation would incur substantially higher costs for the preparation of its annual financial statements for inclusion in its annual report, without real benefit for anyone.

Therefore, we recommend that you **VOTE AGAINST** proposal 5.

SCHEDULE "C"
BOMBARDIER INC.
MANDATE OF THE BOARD OF DIRECTORS

Mandate of the Board

The role of the Board is to supervise the management of Bombardier's business and affairs with the objective of increasing profitability and, therefore, enhancing shareholder value.

The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Management's role is to conduct the day-to-day operations in a way that is consistent with the business plan approved by the Board.

The Board decides all matters expressly stated herein to be under its jurisdiction or provided for under the Canada Business Corporations Act («CBCA») or other applicable legislation or Bombardier's articles of incorporation or by-laws (subject always to the power of the Board to delegate to a Committee or to individual directors or officers any part of its authority which it may lawfully so delegate). The Board may assign to any Board Committee the prior review of any issues the Board is responsible for. Board Committee recommendations are subject to Board approval. The Board is to be informed of any Board Committee decisions at the regular Board meeting next following such decision.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A. Approving Bombardier's strategy

- adopting a strategic plan, updating it on at least an annual basis, taking into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the strategic plan by management;
- adopting, on an annual basis, an appropriate business plan which reflects the implementation of the first year of the strategic plan, and reviewing it on a quarterly basis;

B. Monitoring financial matters and internal controls

- through the work and recommendations of the Audit Committee, monitoring the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
  - (a) the integrity and quality of Bombardier's financial statements and other financial information and the appropriateness of their disclosure;
  - (b) external auditors' independence and qualifications;
  - (c) the performance of Bombardier's internal audit function and of Bombardier's external auditors; and
  - (d) Bombardier's compliance with its own Code of Ethics and Business Conduct and all applicable legal and regulatory requirements;
- except to the extent delegated by the Board, the responsibility of all decisions involving a minimum amount, as provided in the Administration Policy pertaining to the various levels of authority;
- based on the recommendations of the Audit Committee, recommending to the shareholders of Bombardier the appointment of its external auditors;
- through the work and recommendations of the Audit Committee, ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of Bombardier's business;
- adopting communications policies and monitoring Bombardier's investor relations programs; Bombardier's communications policies (i) address how Bombardier interacts with analysts, investors, other key stakeholders and the public, (ii) contain measures for Bombardier to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) are reviewed at least annually.

C. Monitoring pension fund matters

- through the work and recommendations of the Retirement Pension Oversight Committee, monitoring and reviewing Bombardier's pension fund investment policies and practices, in the context of pension plan liabilities.

D. Monitoring environmental matters

- through the work and recommendations of the Audit Committee, monitoring and reviewing, as appropriate, Bombardier's environmental policies and practices and overseeing their compliance with applicable legal and regulatory requirements.

E. Monitoring occupational health and safety matters

- through the work and recommendations of the Human Resources and Compensation Committee, monitoring and reviewing, as appropriate, Bombardier's occupational health and safety policies and practices and overseeing their compliance with applicable legal and regulatory requirements.

F. Assessing and overseeing the succession planning of the Chairman of the Board and Chief Executive Officer and senior executives through the work and recommendations of the Human Resources and Compensation Committee:

- choosing the Chairman of the Board and Chief Executive Officer, approving the appointment of senior executives (as defined in the charter of the Human Resources and Compensation Committee) and monitoring the Chairman of the Board and Chief Executive Officer's and senior executives' performance;
- ensuring that an appropriate portion of the Chairman of the Board and Chief Executive Officer and senior executives' compensation is tied to both the short and longer-term performance of Bombardier;
- ensuring that processes are in place for the recruitment, training, development and retention of senior executives who exhibit high standards of integrity and competence.

G. Monitoring corporate governance issues through the work and recommendations of the Corporate Governance and Nominating Committee:

- monitoring the size and composition of the Board to ensure effective decision-making;
- overseeing management in the competent and ethical operation of Bombardier;
- monitoring Bombardier's approach to governance issues and monitoring and reviewing, as appropriate, Bombardier's Corporate Governance Manual and policies;
- reviewing, from time to time, Bombardier's Code of Ethics and Business Conduct applicable to Bombardier's directors, officers, and employees;
- ensuring the annual performance assessment of the Board, Board committees, board and committee chairs and individual directors and determining their remuneration;
- recommending to the Board (i) the Board nominees for election at the annual meeting of shareholders or (ii) up to two nominees to be appointed by the Board as additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders or (iii) the nominees to fill Board vacancies.

H. The Lead Director

- prior to or after each regular meeting of the Board, if required, the independent directors will meet under the chairmanship of the Lead Director who should preferably be the Chairman of the Corporate Governance and Nominating Committee;
- additional meetings may be held at the request of any independent director;
- thereafter, the Lead Director will transmit to the Chairman of the Board and Chief Executive Officer, any comment, question or suggestion of independent directors;
- independent directors have no decision-making power;
- independent directors may provide for their own procedure such as secretariat, notices of meeting, minutes and similar matters;
- their quorum is composed of a majority of the independent directors.

SCHEDULE "D"
BOMBARDIER INC.
CHARTER OF THE AUDIT COMMITTEE

Audit Committee

1.1 Membership and Quorum

- Five directors who shall all be outsiders, unrelated and independent.
- All the members of the Audit Committee shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Audit Committee; a member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bombardier's financial statements.
- Quorum: a majority of the members.

1.2 Frequency and Timing of Meetings

- Normally, in conjunction with Bombardier Board meetings.
- At least four times a year and as necessary.

1.3 Chairman of the Audit Committee

One of the members of the Audit Committee shall act as its Chairman. The responsibilities of the Chairman of the Audit Committee include the following:

A. PROVIDING LEADERSHIP TO ENHANCE THE AUDIT COMMITTE'S E EFFECTIVENESS

- ensuring that the Audit Committee works as a cohesive team and providing the leadership essential to achieve this;
- ensuring that the resources available to the Audit Committee (in particular timely and relevant information) are adequate to support its work.

B. MANAGING THE AUDIT COMMITTEE

- setting the agenda of the Audit Committee, in consultation with the Senior Vice President and Chief Financial Officer, and prior to the meeting of the Audit Committee, circulating the agenda to the members of the Audit Committee;
- adopting procedures to ensure that the Audit Committee can conduct its work effectively and efficiently, overseeing the Audit Committee structure and composition, scheduling and management of meetings;
- ensuring that the conduct of the Audit Committee meetings provides adequate time for serious discussion of relevant issues;
- ensuring that the outcome of the meeting of the Audit Committee and any material matters reviewed at such meeting are reported to the Board at its next regular meeting.

1.4 Mandate of the Audit Committee

A. PURPOSE

The Audit Committee is a Committee of the Board formed to assist it in overseeing the financial reporting process.

B. OBJECTIVES

The objectives of the Audit Committee are:

- to help the directors meet their responsibilities with respect to accountability;
- to assist in maintaining good communication between the directors and the external auditor;
- to assist in maintaining the external auditor's independence;
- with the assistance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, to ensure that an appropriate system of internal accounting and financial controls is maintained in view of the major business risks facing Bombardier;
- to maintain the credibility and objectivity of financial reports;
- to investigate and assess any issue that raises significant concern to the Audit Committee, with the assistance, if so required by the Audit Committee, of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and/or the external auditor.

C. MEETINGS

- Any member of the Audit Committee or the external auditor or the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment may request a meeting of the Committee.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Treasurer shall attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private

session not involving all or some of these officers as determined by the Audit Committee.

- The Chairman of the Board and Chief Executive Officer may, at his option, only attend that part of the meeting of the Audit Committee during which the quarterly or annual, as the case may be, consolidated financial statements of Bombardier, the related management's discussion and analysis and the press release to be issued on the consolidated financial statements are reviewed by the Audit Committee members.
- The Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment shall have direct access to the Audit Committee and shall receive notice of and attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The external auditor shall have direct access to the Audit Committee and shall receive notice of and have the right to attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment or any other representative of management whose presence is requested by the Chairman of the Audit Committee or any of the Audit Committee members, and the external auditor shall meet separately with the Audit Committee, in a private session held during the course of a meeting, at least once annually.
- Minutes of the meetings of the Audit Committee shall be kept by the Corporate Secretary. Supporting documents reviewed by the Audit Committee shall be kept by the Corporate Secretary. A copy of the minutes of any meeting or of any supporting document shall be made available for examination by any director of Bombardier upon request to the Corporate Secretary.

D. DUTIES AND RESPONSIBILITIES

- As they relate to the Board and financial reporting

a) Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to Bombardier's financial statements and its financial reporting practices and the system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of Bombardier's financial statements and the compliance by Bombardier with laws and regulations and its own Code of Ethics and Business Conduct.

b) Maintain a free and open line of communication with the management of Bombardier, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

c) Review, before their disclosure, Bombardier's quarterly consolidated financial statements, the related management's discussion and analysis and the press release on the quarterly financial results and, if appropriate, recommend to the Board their approval and disclosure.

d) Review, before their disclosure, Bombardier's annual audited consolidated financial statements, the related management's discussion and analysis, and the press release on the annual consolidated financial results and, if appropriate, recommend to the Board their approval and disclosure.

e) Review the presentation and impact of significant, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or reserves included in any financial statements.

f) Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

g) Review any litigation, claim or other contingency, including tax assessments and environmental situations, that could have a material adverse effect upon the financial position or operating results of Bombardier, and the manner in which these matters are disclosed in the financial statements.

h) Review the appropriateness of the accounting policies used in the preparation of Bombardier's financial statements, and consider recommendations for any material change to such policies.

i) To the extent not previously reviewed by the Audit Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in the prospectus and other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

j) Review the statement of management's responsibility for the financial statements as signed by the management of Bombardier and included in any published document.

k) Ensure that adequate procedures are in place for the review of Bombardier's public disclosure of financial information extracted or derived from

Bombardier's financial statements, other than the public disclosure referred to in paragraph c) or d) above, and periodically assess the adequacy of those procedures.

l) Ensure that procedures are in place for
   (i) the receipt, retention and treatment of complaints received by Bombardier regarding accounting, internal accounting controls, or auditing matters; and
   (ii) the confidential, anonymous submission by employees of Bombardier of concerns regarding questionable accounting or auditing matters.

m) Where there is to be a change of external auditor, review all issues related to the change, including any differences between Bombardier and the external auditor that relate to the external auditor's opinion or a qualification thereof or an external auditor's comment.

n) Review the minutes of any meeting of the audit committee of any subsidiary and any significant issues and external auditor's recommendations.

o) Monitor the application of, and, if need be, review and update the Corporate Disclosure Policy of Bombardier.

- As they relate to the external auditor

a) Explicitly affirm that the external auditor is independent and accountable to the Board and the Audit Committee, and in that context, work constructively with the external auditor to build an effective relationship that allow for full, frank and timely discussion of all material issues, with or without management as appropriate in the circumstances.

b) Recommend to the Board a firm of external auditors for submission to the shareholders of Bombardier.

c) Review and make recommendations to the Board with respect to the fees payable for the external audit.

d) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the terms of the external auditor's (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chairman of the Audit Committee.

e) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the scope of the (i) annual audit and of other audit related services and (ii) the quarterly review services to be rendered by the external auditor; in that context, ensure that the external auditor has access to all books, records, facilities and personnel of Bombardier.

f) Oversee the work of the external auditor for the purpose of preparing or issuing an external auditor's report or performing other audit, review or attest services for Bombardier.

g) Review with the external auditor the contents of its report with respect to the annual consolidated financial statements of Bombardier and the results of the external audit, any significant problems encountered in performing the external audit, any significant recommendations further to the external audit and management's response and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

h) Review any significant recommendations by the external auditor to strengthen the internal accounting and financial controls of Bombardier.

i) Review any unresolved significant issues between management and the external auditor that could affect the financial reporting or internal controls of Bombardier.

j) To the extent practicable, assess the performance of the external auditor at least once a year.

k) Ensure that the external auditor shall not provide the following services to Bombardier:
   - bookkeeping or other services related to the accounting records or financial statements of Bombardier;
   - financial information systems design and implementation;
   - appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
   - actuarial services;
   - internal audit outsourcing services;
   - management functions;
   - human resources;

- broker or dealer, investment adviser, or investment banking services;
- legal services; and
- expert services unrelated to the audit.

l) All non-audit services shall require the prior approval of the Audit Committee in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee.

m) Review and approve Bombardier's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Bombardier.

- As they relate to the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment

a) At least four times a year, normally in conjunction with Bombardier Board meetings, review the report of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment on the results of the work that the Corporate Audit Services and Risk Assessment function has performed and with respect to its organization, staffing, and independence.

b) Review and, if appropriate, approve the annual Corporate Audit Services and Risk Assessment plan.

c) Assess the Corporate Audit Services and Risk Assessment reporting lines and make such recommendations as are necessary to preserve the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment independence.

d) Review significant Corporate Audit Services and Risk Assessment findings and recommendations and management's responses thereto.

e) Once a year, assess the performance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and if the circumstances so warrant, review and recommend the removal of the then current incumbent and the appointment of his successor and report the findings and conclusions of the Audit Committee to the Human Resources and Compensation Committee and the Chairman of the Board and Chief Executive Officer of the Corporation.

f) Once a year, review the terms of the charter of the Corporate Audit Services and Risk Assessment to ensure that they continue to be relevant and, if need be, make any appropriate modifications thereto.

- As they relate to risk management

  From time to time, review the risk assessment process that is in place throughout Bombardier in order to identify, assess and manage the principal risks of Bombardier's business.

- As they relate to environmental matters

  Twice a year, review the report of the Vice President, Health, Safety and Environment to the Audit Committee with respect to environmental matters.

- As they relate to the Audit Committee's terms of reference

  Each year, review the terms of reference of the Audit Committee to ensure that they continue to be relevant and make recommendations to the Corporate Governance and Nominating Committee Board for improvements.

1.5 Miscellaneous

If required, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors, and is provided with the appropriate funding for payment of the external auditors and any advisors retained by it.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Bombardier's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure Bombardier's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

BOMBARDIER

Rapport annuel, exercice clos le 31 janvier 2007

UNE VISION GLOBALE



Tous les montants dans ce rapport annuel sont exprimés en dollars américains, à moins d'indication contraire.

FAITS SAILLANTS FINANCIERS

(en millions de dollars américains, sauf les montants par action et le carnet de commandes)

POUR LES EXERCICES CLOS LES 31 JANVIER	2007	2006
Revenus	**14 816 $**	14 726 $
Bénéfice découlant des activités poursuivies avant éléments spéciaux et impôts sur les bénéfices	**359 $**	238 $
Charge d'impôts sur les bénéfices	**92 $**	15 $
Bénéfice net	**268 $**	249 $
Bénéfice par action – de base et dilué	**0,14 $**	0,13 $
Dividende par action ordinaire (en dollars canadiens)		
Classe A	**– $**	– $
Classe B	**– $**	– $

AUX 31 JANVIER	2007	2006
Total actif	**18 577 $**	17 482 $
Capitaux propres	**2 733 $**	2 425 $
Acquisitions nettes d'immobilisations corporelles	**281 $**	222 $
Carnet de commandes (en milliards de dollars)	**40,7 $**	31,6 $
Valeur comptable de l'action ordinaire (en dollars)	**1,37 $**	1,19 $
Nombre d'actions ordinaires		
Classe A	**317 044 051**	319 260 212
Classe B	**1 421 575 917**	1 425 772 756

VARIATION DU COURS DE L'ACTION

(en dollars canadiens)

POUR LES EXERCICES CLOS LES 31 JANVIER	2007	2006
CLASSE A		
Haut	**4,61 $**	3,69 $
Bas	**2,69 $**	2,34 $
Fermeture	**4,48 $**	3,02 $
CLASSE B		
Haut	**4,62 $**	3,66 $
Bas	**2,68 $**	2,28 $
Fermeture	**4,45 $**	2,98 $

ÉVOLUTION DU COURS DE L'ACTION DE BOMBARDIER

Du 31 janvier 2002 au 31 janvier 2007


200
150
*100
50
0
JANVIER 2002
JANVIER 2003
JANVIER 2004
JANVIER 2005
JANVIER 2006
JANVIER 2007

CAPITALISATION BOURSIÈRE

7 746 MILLIONS $ CAN

(au 31 janvier 2007)

BBD
S&P 500
SPTSX

** Indice : Prix de clôture au 31 janvier 2002 = 100*

Bombardier est un chef de file mondial en solutions de transport novatrices, dans les secteurs des avions régionaux et des biréacteurs d'affaires et dans ceux du matériel et des systèmes de transport sur rail et services connexes. Bombardier, dont le siège social est situé à Montréal au Canada, est présente dans plus de 60 pays sur cinq continents et exploite des installations manufacturières dans 21 pays. Bombardier a atteint sa position de chef de file mondial en faisant preuve de vision, de persévérance et d'innovation ainsi qu'en concevant et en fabriquant des produits qui répondent aux besoins des clients en matière de qualité, de fiabilité et de rentabilité.

À titre de leader dans les secteurs de l'aéronautique et du transport sur rail—des industries essentielles à la façon dont les gens vivent et travaillent—Bombardier peut contribuer à élaborer des solutions de transport durables. Bombardier est en effet positionnée de façon unique pour y parvenir. Dotée d'opérations de par le monde et de la plus large gamme de produits dans deux secteurs du transport, Bombardier possède une stabilité et une souplesse d'exploitation pratiquement inégalées, dont bénéficient ses clients, actionnaires, partenaires et employés.

:: La ville de Shanghai est l'un des principaux centres industriels de la Chine, pays dans lequel Bombardier est présente depuis plus de 50 ans. La vaste gamme d'activités de Bombardier dans les secteurs du transport sur rail et de l'aéronautique a contribué au développement des infrastructures de transport de la Chine et continuera à jouer un rôle dans l'essor de ce pays et dans la réponse aux défis du nouveau siècle.



UNE PRÉSENCE MONDIALE



CHERS ACTIONNAIRES ET EMPLOYÉS

Dans le contexte évolutif des marchés mondiaux et des conditions commerciales, Bombardier a continué à bâtir, ces 12 derniers mois, sur les fondations établies au cours des années précédentes. Chez Bombardier Aéronautique, la forte demande pour nos avions d'affaires et biturbopropulseurs conjuguée à notre stratégie de diversification de produits a compensé certains défis posés par le marché des biréacteurs régionaux. Pendant ce temps, Bombardier Transport a réalisé des progrès solides et soutenus, poursuivant sa lancée sur les marchés traditionnels du rail, l'Europe et l'Amérique du Nord, ainsi que sur ceux des marchés émergents. Bien que nous soyons convaincus que la discipline et le travail intense des dernières années portent leurs fruits, nous continuons néanmoins de concentrer nos efforts à réduire nos coûts, de perfectionner notre exécution et d'améliorer notre service à la clientèle dans nos deux groupes.

Au cours de l'année, nous avons réalisé des progrès substantiels dans la consolidation de notre bilan. Nous avons achevé la liquidation progressive des activités de Bombardier Capital au troisième trimestre. Au cours de cette même période, nous avons procédé à un réaménagement des échéances de notre passif comprenant le refinancement de nos facilités bancaires, deux offres publiques de rachat et un remboursement de billets de respectivement 1 milliard € et 220 millions $, ainsi qu'une nouvelle émission de billets pour un montant équivalant à 1,9 milliard €. Cela nous a permis d'atteindre trois objectifs : nous assurer la disponibilité de facilités bancaires pour une période plus longue, tout en réduisant de façon significative les frais d'émission des lettres de crédit; tirer parti des conditions favorables des marchés de capitaux d'emprunt; et proroger notre profil d'échéances accroissant ainsi notre marge de manœuvre à court terme.

Le bénéfice découlant des activités poursuivies avant impôts sur les bénéfices de l'exercice 2007 a atteint 335 millions $, comparativement à 150 millions $ l'exercice précédent. Le bénéfice net pour la même période a totalisé 268 millions $, en hausse en regard de 249 millions $ pour l'exercice 2006, et le bénéfice par action a été de 0,14 $, en hausse par rapport à 0,13 $. À la fin de l'exercice 2007, les espèces et quasi-espèces se sont établies à 2,6 milliards $, reflétant des flux de trésorerie disponibles de 610 millions $ pour l'exercice 2007, contre 532 millions $ pour l'exercice 2006. Au 31 janvier 2007, le carnet de commandes de la Société a atteint un niveau sans précédent de 40,7 milliards $, en regard de 31,6 milliards $ à la fin de l'exercice 2006.

BOMBARDIER AÉRONAUTIQUE

Bombardier Aéronautique est bien positionné dans ses marchés, disposant d'avantages déterminants en matière d'offre de produits, de coûts d'exploitation, de communité des appareils et de flottes. La dernière année a été marquée par des ajustements à la demande dans nos marchés ainsi que par des augmentations de notre production de



Bureau du président,
de gauche à droite :

:: Pierre Beaudoin
Président et chef
de l'exploitation
Bombardier Aéronautique
Vice-président exécutif
Bombardier Inc.

:: André Navarri
Président
Bombardier Transport
Vice-président exécutif
Bombardier Inc.

:: Laurent Beaudoin, FCA
Président du conseil
d'administration et
chef de la direction
Bombardier Inc.

À LA HAUTEUR DU DÉFI







biturbopropulseurs et d'avions d'affaires à hautes performances. Ce fut également une année de rationalisation de la fabrication et d'exécution plus rigoureuse dans tous nos domaines d'activité.

Des avions d'affaires chefs de file du marché

Les avions d'affaires de Bombardier continuent d'être les appareils de choix pour les sociétés, les gouvernements et les particuliers fortunés. Nous livrons concurrence dans huit des neuf catégories de l'industrie et menons avec près du tiers du marché mondial en fonction des revenus. Au cours de la dernière année, nous avons livré 212 avions d'affaires Bombardier et remporté 274 commandes nettes, en regard de 197 livraisons et 219 commandes nettes l'année précédente. Les livraisons de la dernière année comprennent 55 biréacteurs *Challenger 300,* nouveau chef de file dans sa catégorie, ainsi que 42 biréacteurs *Global.*

Pendant des années, les États-Unis ont constitué le principal marché pour les avions d'affaires. Toutefois, nous voyons maintenant l'Europe ainsi que d'autres marchés, en particulier ceux de la Russie, de la Chine et de l'Inde, commencer à représenter une plus forte proportion des ventes à l'échelle mondiale. L'an dernier, 63 % des commandes provenaient de marchés extérieurs aux États-Unis qui, historiquement, totalisaient 51 % de nos ventes. Nous avons publié au cours de l'année 2006 nos prévisions pour le marché de l'aviation d'affaires, lesquelles anticipent de 600 à 700 livraisons d'avions d'affaires annuellement pour l'ensemble des manufacturiers d'ici 2010, soit une hausse par rapport aux 540 livraisons annuelles effectuées de 2001 à 2005.

Compte tenu des nombres records de commandes et de livraisons d'avions d'affaires Bombardier enregistrés au cours de la dernière année, nous bénéficions d'une solide position sur les marchés. Par ailleurs, en innovant continuellement, nous maintenons notre avantage compétitif dans un contexte où la concurrence pour les parts de marché est très vive et s'intensifie. À titre d'exemple, l'entrée en service de notre appareil de dernière génération *Learjet 40 XR* au début de l'an dernier a été suivie, en avril 2006, du vol inaugural de l'appareil intermédiaire perfectionné *Learjet 60 XR.*

L'appareil à large fuselage *Challenger* a également fait l'objet de nombreuses améliorations sur les plans du confort des passagers et des performances, et l'appareil de dernière génération *Challenger 605* devrait entrer en service cette année. Au cours de la dernière année, nous avons livré le 100e appareil *Challenger 300.* Premier véritable avion d'affaires superintermédiaire au monde, cet appareil a enregistré, depuis son entrée en service en janvier 2004, un taux de ponctualité des vols de 99,5 %. Parallèlement, la famille d'appareils *Global* a continué de gagner en popularité alors que nous avons livré le 200e appareil au cours de la dernière année.

Flexjet

Notre programme nord-américain *Flexjet* permet d'acheter des parts d'avion d'affaires Bombardier, assorties des services d'exploitation et de soutien. Au cours de la dernière année, une série d'innovations ont contribué à accroître de 17 % le nombre de clients. Ces innovations comprennent une zone de service secondaire élargie, la nouvelle carte avion *Flexjet 25* qui donne accès par bloc d'heures de vol

:: Le programme du nouveau biréacteur régional *CRJ1000* a été lancé avec 38 commandes fermes et 23 commandes conditionnelles et options. Brit Air, le client de lancement pour l'appareil *CRJ700* en 1997, est encore, une décennie plus tard, l'un des clients de lancement pour ce nouvel avion de Bombardier.

:: Depuis la première livraison en 1994, des avions amphibies *Bombardier 415*, reconnus pour leur efficacité, ont été livrés à des agences de lutte contre les incendies en Croatie, en France, en Grèce, en Italie, au Canada (Ontario et Québec) et en Espagne.

à notre flotte d'appareils d'affaires, l'appareil *Challenger 604* reconfiguré pour 12 passagers et une flotte plus importante d'appareils *Learjet 40 XR*.

De plus, notre rendement relatif aux facteurs clés de la satisfaction de la clientèle a été sans précédent. Notre plus haut taux de décollage à l'heure prévue jamais enregistré, nos plus faibles niveaux de nolisement, conjugués à d'importantes améliorations apportées aux commodités en cabine de nos appareils, ont entraîné un taux de satisfaction inégalé à ce jour selon les sondages réalisés auprès des clients.

Des biréacteurs régionaux qui améliorent la rentabilité de nos clients

Lorsque Bombardier a lancé l'appareil *CRJ100* en 1992, elle inaugurait également une nouvelle ère dans l'industrie de l'aviation régionale. Avec 1409 biréacteurs régionaux livrés au 31 janvier 2007, la série *CRJ* constitue le programme d'avions régionaux le plus populaire de toute l'histoire. Avec plus de 1000 biréacteurs régionaux *CRJ100/200* en service dans le monde, cet avion est au cœur des flottes de nombreux transporteurs aériens régionaux répondant au grand besoin de liaisons entre les aéroports des petites communautés et les grandes plaques tournantes. Au fur et à mesure que le marché évolue, de nouvelles liaisons enrichissent les réseaux existants. De plus, les avions d'occasion *CRJ100/200* pénètrent des marchés secondaires et desservent de nouveaux pays comme le Mexique, l'Afrique du Sud, le Nigeria, la Chine et la Russie. Certains appareils sont également convertis en avions-cargos ou en navettes d'entreprise.

Ces dernières années, l'industrie américaine des transporteurs aériens a subi une importante restructuration, la plupart des principaux exploitants recourant à la protection de la loi sur les faillites et s'ajustant aux coûts élevés du carburant. Bien que le marché des biréacteurs régionaux reste vigoureux, il traverse une phase de transition. Aujourd'hui, alors que les économies d'exploitation constituent un facteur primordial dans leurs décisions d'achat, les sociétés aériennes optent pour des biréacteurs régionaux de plus grande taille. Parallèlement, alors que la résurgence des biturbopropulseurs se poursuit, nos biturbopropulseurs de *Série Q* sont bien positionnés dans le marché en raison de leurs faibles coûts d'exploitation et de leur technologie de pointe, tel notre système exclusif antibruit et anti-vibration (NVS). Nous avons livré au cours de la dernière année 112 avions régionaux et remporté 87 commandes nettes. Ces livraisons incluent 63 biréacteurs régionaux *CRJ700* et *CRJ900*, tandis que le nombre de livraisons de biturbopropulseurs de *Série Q* a progressé pour s'établir à 48, contre 28 l'année précédente.

Nous avons annoncé en février 2007 le lancement de l'avion *CRJ1000*, constituant le plus récent chapitre de l'histoire du biréacteur régional *CRJ*. Conçu spécifiquement pour répondre aux besoins des transporteurs régionaux en biréacteurs offrant jusqu'à 100 sièges, le nouvel avion propose des coûts d'exploitation substantiellement moindres, des améliorations du confort en cabine ainsi qu'une réduction des émissions de dioxyde de carbone pouvant atteindre 30 %. Nous avons lancé le programme avec 38 commandes fermes, dont 15 sont des conversions de commandes de biréacteurs *CRJ900* par My Way

Airlines, auxquelles s'ajoutent 23 commandes conditionnelles et options. Brit Air, de Morlaix en France, filiale de Air France, a passé une commande ferme de huit biréacteurs *CRJ1000* et pris des options sur huit. Un client souhaitant garder l'anonymat a passé une commande ferme de 15 avions, assortie d'une commande conditionnelle de 15 autres. Le vol inaugural est prévu pour l'été 2008 et l'entrée en service au cours du quatrième trimestre de l'année civile 2009.

Selon nos prévisions, le marché de l'aviation commerciale devrait reprendre et continuera de favoriser les appareils régionaux de plus grande taille. Les prévisions anticipent pour les 20 prochaines années, la livraison sur les marchés mondiaux de 11 000 appareils commerciaux dans le segment des appareils de 20 à 149 sièges, évalués à 370 milliards $. Le segment des appareils de 60 à 99 sièges, qui constitue actuellement le segment en croissance pour les transporteurs régionaux, comptera 4100 appareils. Compte tenu des faibles coûts d'exploitation de nos biréacteurs régionaux *CRJ700*, *CRJ900* et *CRJ1000* qui livrent concurrence dans cette catégorie, nous sommes en bonne position pour nous approprier une part importante de cette demande. Les facteurs sous-jacents à la réussite du programme *CRJ* sont en effet plus convaincants que jamais : une plus faible consommation de carburant, une réduction des frais d'entretien et des frais de redevance d'aéroport, ainsi que des caractéristiques communes en matière de qualification de type des pilotes, de pièces de rechange et de formation. De plus, l'assouplissement des clauses de portée actuelles et futures (conventions de travail qui limitent la quantité de biréacteurs régionaux que les sociétés aériennes sont autorisées à exploiter, déterminée en fonction du nombre de sièges) permettra aux transporteurs d'utiliser davantage de biréacteurs régionaux de 70 à 99 sièges sur plus de routes.

Nous avons réussi à élargir notre clientèle internationale pour les appareils *CRJ900* avec des exploitants tels que Lufthansa CityLine d'Allemagne, Air Nostrum d'Espagne, Atlasjet Airlines de Turquie et Macedonian Airlines (MAT). Au cours de la dernière année, les transporteurs aériens italiens My Way et Air One ont commandé ces appareils pour étendre leurs liaisons. Ces deux clients ont déclaré que les coûts d'exploitation, le confort des passagers et les aspects environnementaux ont été des facteurs clés dans leur décision d'achat. Nous avons reçu une première commande africaine de Arik Air du Nigeria, de même qu'une importante commande de Northwest Airlines. Ensemble, ces clients ont commandé un total de 69 biréacteurs régionaux *CRJ900* au cours de la dernière année, et pris des options sur 104 appareils. L'année a également été marquée par la livraison à SkyWest Airlines, au Utah, de notre 250e appareil *CRJ700*. Client de longue date, SkyWest a été parmi les premières sociétés aériennes à signer une lettre d'intention en 1989 relative aux biréacteurs régionaux *CRJ*, avant même le lancement officiel du programme. Au début de la présente année, Delta Air Lines a commandé 30 biréacteurs régionaux *CRJ900* et pris des options sur 30 appareils *CRJ900* additionnels pour son réseau Delta Connections.

L'augmentation des ventes de biturbopropulseurs de *Série Q* au cours des dernières années reflète la sensibilité croissante du marché à l'égard des coûts d'exploitation. En effet, les 48 livraisons de biturbopropulseurs de la dernière année constituent un progrès important sur les 28 livraisons de l'année précédente. Nos prévisions de marché pour les 20 prochaines années anticipent que les biturbopropulseurs représenteront 37 % de toutes les livraisons d'appareils régionaux dans la catégorie des avions de moins de 100 sièges. Pour répondre à la demande, nous avons, au cours de la dernière année, augmenté la cadence de production des biturbopropulseurs *Q300* et *Q400* qui offrent aux exploitants et aux passagers un faible niveau de bruit en cabine et une grande fiabilité, combinés à des performances sur piste exceptionnelles. À ces avantages, l'appareil *Q400* ajoute des coûts d'exploitation très compétitifs et une vitesse de croisière élevée. Parmi les clients qui ont commandé l'appareil *Q400*, citons Frontier Airlines du Colorado et un nouvel exploitant canadien, Porter Airlines. Luxair, le transporteur aérien national du Luxembourg, ainsi que Tassili Airlines d'Algérie ont également commandé des appareils *Q400*. Tassili est notre premier client algérien pour cet appareil et notre deuxième en Afrique. Ces quatre exploitants ont commandé un total de 27 appareils *Q400* et pris des options sur 23 appareils.

Au cours de la dernière année, tandis que les discussions progressaient avec un nombre limité de partenaires internationaux, nous avons poursuivi le développement de notre concept de famille d'appareils *CSeries*. Ciblant de façon spécifique le segment inférieur du marché des avions de 100 à 149 sièges, nous procédons à l'optimisation du programme *CSeries* afin de répondre aux exigences des clients qui souhaitent un avion commercial plus économique, plus polyvalent et davantage axé sur les passagers. Nous continuerons d'évaluer la viabilité du programme *CSeries*.

L'appareil amphibie de lutte contre les incendies *Bombardier 415*, lancé en 1994, demeure l'avion de référence de l'industrie. Au cours de la dernière année, nous avons reçu des commandes d'appareils de la France et de l'Espagne, et l'Italie a commandé des trousses de modernisation pour ses appareils.

Un service qui accroît la valeur de l'investissement du client

De la fabrication à la formation, Bombardier Aéronautique offre une expérience client unique couvrant l'avion d'un bout à l'autre, du nez à la queue. Toutefois, l'élargissement de notre gamme de produits et l'innovation continue engendrent leurs propres défis. C'est la raison pour laquelle le service à la clientèle est notre priorité. Nous prenons des mesures pour reconquérir notre leadership sur le plan du service après-vente et procurer aux clients le soutien auquel ils ont droit. Au cours de la dernière année, nous avons continué à investir dans l'établissement, à l'échelle mondiale, d'un réseau de soutien de calibre international pour les pièces et les matériaux pour les exploitants de biréacteurs d'affaires et d'avions régionaux de Bombardier. Nos deux super-entrepôts de distribution de pièces de rechange, situés à Chicago et à

Francfort, assurent une gamme complète de services, en complément des dépôts de pièces de Dubaï, Sydney, Beijing, Montréal et Singapour. Nous avons également doublé notre capacité de service de Dallas, prolongé les heures d'ouverture de nos centres de service à la clientèle maintenant disponible 24 heures sur 24, sept jours sur sept, et nommé des représentants sur le terrain dans un plus grand nombre de régions.

L'optimisation de nos procédés de fabrication

En continuant de rationaliser tous nos sites de fabrication, nous en avons accru fortement le rendement. Cette rationalisation comprend l'évaluation de toutes les activités de fabrication et d'assemblage ainsi que l'établissement de cibles d'amélioration pour chacune des installations, conjugués à une plus importante intégration de l'aménagement intérieur des avions d'affaires à la chaîne d'assemblage final. Une étroite coordination entre nos unités d'affaires a permis des gains d'efficacité similaires chez nos fournisseurs. Cette approche de collaboration améliorée avec nos fournisseurs nous permet de tirer avantage de leurs idées et de leur expertise et ainsi de créer de la valeur dont les deux parties peuvent bénéficier.

En outre, notre site mexicain, qui a démarré ses activités en produisant des harnais électriques, fabrique aussi des composants de biréacteur *Challenger 850* et de biturbopropulseur *Q400*. De façon similaire, nous avons entamé le processus de transfert de certains composants de biturbopropulseur *Q400*, produits précédemment par un autre fournisseur, à Shenyang Aircraft Corporation, en Chine, qui travaille déjà sur la famille de biturbopropulseurs *Dash 8/Série Q* depuis les années 1980.

BOMBARDIER TRANSPORT

Le progrès constant réalisé au cours de la dernière année confirme que le programme d'amélioration du rendement de notre secteur transport sur rail, lancé il y a trois ans, commence à porter ses fruits. La marge BAII avant éléments spéciaux a progressé comme prévu, passant de 2,7 % à 3,9 %, tandis que les nouvelles commandes ont totalisé un montant record de 11,8 milliards $ pour l'exercice 2007, dépassant notre précédent niveau record de commandes de l'exercice 2004 et représentant un ratio de nouvelles commandes sur revenus de 1,8. Notre carnet de commandes totalise 27,5 milliards $, le plus élevé de l'industrie. Tout aussi significatif, Bombardier Transport a réalisé de solides gains d'efficacité afin de devenir plus compétitif dans davantage de marchés, comme le reflète le nombre d'importantes commandes obtenues de par le monde et portant sur nos différentes gammes de produits.

Tout en célébrant les progrès importants accomplis par Bombardier Transport, nous reconnaissons qu'il reste encore du travail à faire. Nous poursuivons notre programme d'amélioration du rendement, visant à réduire les coûts, en insistant encore plus sur la gestion de projets afin de contrôler plus efficacement les risques et d'accroître notre avantage compétitif. À titre d'exemple, nous avons achevé au cours de la dernière année le plan de restructuration pluriannuel, assurant ainsi une meilleure adéquation entre la capacité de production et la demande du marché. Nous continuons de revoir notre processus d'approvisionnement, qui représente environ 60 % des coûts. Nos équipes s'emploient à établir le nombre adéquat de fournisseurs pour nos familles de produits, à simplifier le choix des pièces et à chercher des sources d'approvisionnement à faibles coûts. Nous perfectionnons également le service à la clientèle en étant plus proactifs et continuons d'améliorer notre processus de soumission et la qualité de notre carnet de commandes.

Nous concentrons aussi les efforts de Bombardier Transport sur les activités de services et de signalisation à marges plus élevées. Forts de nos produits chefs de file et de notre personnel dévoué, nous sommes convaincus que les progrès réalisés l'an dernier ne sont qu'un aperçu de ce qui nous attend.

Le leader mondial dans le transport sur rail

Nous avons maintenu notre leadership dans l'industrie mondiale du transport sur rail au cours de la dernière année,





:: L'avion *Challenger 300* est le premier véritable avion d'affaires à réaction super-intermédiaire qui offre, avec huit passagers à bord, une distance franchissable transcontinentale et une vitesse de croisière supérieure sur de longs trajets. Le 100e appareil *Challenger 300* a été livré le 27 octobre 2006.

:: Un tramway *FLEXITY* Outlook à Bruxelles en Belgique. La Société des Transports Intercommunaux Bruxellois, STIB, exploite 68 de ces tramways bidirectionnels qui constituent la pierre angulaire du système de transport public de la région. Bombardier est le chef de file mondial des fournisseurs de véhicules légers sur rail et de tramways. En 2006, Bombardier a signé plusieurs importants contrats en Europe.





CRH

:: Les automotrices diesels *VLocity* 160 fournissent du service régional dans l'État de Victoria en Australie. La coentreprise australienne de Bombardier produit également des automotrices électriques pour les états du Queensland et d'Australie occidentale.

:: Bombardier Sifang Power (Qingdao) Transportation Ltd. fabrique actuellement 40 trains électriques à grande vitesse dans les installations de Qingdao, en Chine. Basés sur une conception européenne, les nouveaux trains desserviront le réseau ferroviaire interurbain en croissance de la Chine.

avec des parts du marché pertinent totalisant 21 %. Le parc de Bombardier Transport compte plus de 100 000 véhicules et locomotives à l'échelle mondiale. En tête dans huit des dix segments de notre marché, nos solutions de transport sur rail comprennent du matériel roulant, des systèmes de propulsion et de contrôle, des bogies, des services, des systèmes de transport et des systèmes de contrôle ferroviaire. Au cours de la dernière année, nous avons élargi notre leadership dans les marchés des véhicules légers sur rail ainsi que des trains suburbains et régionaux. Nous avons également décroché plusieurs importants contrats de service, secteur que nous développons avec énergie.

Chef de file par ses idées et ses produits

Générateur d'innovations par excellence, Bombardier Transport a apporté plus de nouvelles idées que tout autre joueur clé au salon ferroviaire bisannuel Innotrans de Berlin—la plus importante exposition de l'industrie du transport sur rail au monde. *ORBITA*, notre plus récente innovation en matière de services embarqués, fournit des données de diagnostic et de maintenance prédictive, en temps réel, nous permettant d'identifier et de régler des problèmes potentiels de matériel avant que ceux-ci n'affectent le service de l'exploitant. First ScotRail du Royaume-Uni, un des premiers clients pour ce système, a doté son parc d'automotrices diesels du système *ORBITA*.

Un autre exemple, notre nouveau système *SEKURFLO* répond à une préoccupation mondiale croissante en matière de sécurité publique. En plus de fournir de la vidéosurveillance, *SEKURFLO* répond aux besoins de sécurité de l'exploitant, permettant ainsi au personnel d'intervenir rapidement en cas de problème de sécurité, tout en minimisant les risques associés à la vie et aux biens.

En Europe, nous portons une attention particulière au déploiement de systèmes transfrontaliers et de signalisation. Pour contribuer à trouver des solutions à ces enjeux, nous continuons à jouer un rôle prédominant dans le développement du système européen de gestion du trafic ferroviaire (ERTMS). ERTMS est une norme de signalisation à la fine pointe de la technologie qui finira par remplacer les divers systèmes utilisés actuellement dans différents pays européens et permettra aux trains de franchir les frontières sans avoir à changer de locomotive ou de conducteur. Ce système universel est maintenant en fonction en Italie, en Suisse et en Espagne et sera bientôt implanté aux Pays-Bas. L'ERTMS représente une innovation déterminante qui aidera grandement à concrétiser la vision européenne de trains franchissant sans difficulté les frontières. Nous fournissons aussi l'ERTMS aux marchés en rapide croissance de l'Asie-Pacifique.

Au salon InnoTrans, nous avons également dévoilé la première locomotive diesel-électrique de notre populaire famille de locomotives *TRAXX*. Celle-ci s'ajoute aux modèles *TRAXX* à courant alternatif, à courant continu et polycourant. Exploités sur plusieurs continents, les produits *TRAXX* constituent la première famille complète de locomotives au monde. Les clients peuvent commander plusieurs versions et s'attendre à bénéficier d'une réduction de coûts grâce à la communité de pièces, de documentation, de formation, de logistique et d'installations de service. Dotée du système européen de gestion du trafic ferroviaire/système européen de contrôle ferroviaire (ERTMS/ETCS), qui utilise un ordinateur à bord pour maintenir automatiquement la vitesse du train sous la vitesse maximale permise sur toute section de voie, la plateforme *TRAXX* constitue la plateforme de locomotive la plus attrayante en ce qui concerne le système trans-européen émergent, où 50 % du trafic de transport de marchandises est transfrontalier.

Contrats clés remportés

Au cours de 2006, nous avons obtenu l'un des plus importants contrats au monde portant sur la fourniture de 372 trains suburbains à la Société Nationale des Chemins de fer Français (SNCF) et au réseau de banlieue d'Île-de-France. Ce contrat historique dans un marché très compétitif tire ses origines du succès de longue date remporté par nos Autorails Grande Capacité (AGC) actuellement livrés à 21 régions françaises. La SNCF a commandé 112 trains AGC additionnels au cours de la dernière année, portant à 612 trains le nombre total d'AGC ayant fait l'objet de commandes fermes.

En Allemagne, la Régie des transports de Francfort nous a accordé un contrat record portant sur des véhicules légers sur rail, alors que la Deutsche Bahn de Berlin a commandé des voitures à deux niveaux, portant son parc de ce type de voitures à 1400. La Deutsche Bahn nous a également attribué un prix spécial pour la qualité et la fiabilité exceptionnelles de nos voitures à deux niveaux de la série 2003. Celui-ci a été suivi, au début de cette année, d'un contrat cadre historique avec la Deutsche Bahn portant sur la fourniture de 321 trains électriques *TALENT* 2. Très polyvalents sur le plan de l'exploitation et de la conception modulaire, les trains *TALENT* 2 seront déployés sur les lignes régionales partout en Allemagne.

Nos produits et services font l'objet d'une grande demande dans d'autres parties de l'Europe. Par exemple, en plus de Francfort, les tramways *FLEXITY* ont été choisis par Cracovie en Pologne, Palerme en Italie et Porto au Portugal. C'est ainsi qu'au cours de la dernière année, notre 1500e tramway *FLEXITY* a été commandé. La ville de Palerme a également commandé un système de gestion du trafic *CITYFLO* 150 alors que Porto a inclu un contrat de service de cinq ans dans sa transaction.

Les chemins de fer d'État d'Espagne (RENFE) nous ont accordé un important contrat pour la fourniture de 100 locomotives *TRAXX*, accompagné d'une entente de maintenance d'une durée de 14 ans. Cette commande confirme le rôle prépondérant que Bombardier joue en tant que fournisseur clé de l'Espagne dans le cadre des projets de trains à grande et à très grande vitesse. Au Royaume-Uni, où nous avons reçu le prix Golden Spanner pour les meilleures automotrices diesels-électriques de l'ère moderne, Transport for London nous a commandé 152 automotrices électriques *Electrostar*, dont plus de 1600 sont en exploitation dans l'ensemble du pays. En fin d'année, le plus important exploitant des Pays-Bas, Nederlandse Spoorwagen, a commandé 50 automotrices électriques à deux niveaux (de type VIRM), s'ajoutant à son parc actuel de 378 voitures VIRM.

En Amérique du Nord, nous avons obtenu un important contrat pour des voitures de métro de la Chicago Transit Authority, laquelle exploite le deuxième réseau de transport en commun aux États-Unis. Nous avons également signé des contrats clés avec la Toronto Transit Commission pour remplacer son parc de voitures de métro vieillissantes et avec la Greater Vancouver Transportation Authority pour lui fournir des voitures MK II utilisant la technologie ART (Advanced Rapid Transit) pour son système de métro automatique SkyTrain.

En Asie-Pacifique, un consortium dirigé par Bombardier à Kuala Lumpur, en Malaisie, a remporté un contrat pour fournir des voitures additionnelles entièrement automatisées ART MK II, élargissant ainsi le parc existant de l'exploitant. Ces voitures assureront le service sur la ligne Kelana Jaya de 29 km, le plus long système de métro entièrement automatique et sans conducteur en Asie, construit en 1998 par un consortium dirigé par Bombardier. En Chine, nous participons à trois coentreprises et possédons trois entreprises en propriété exclusive. Bombardier Sifang Power (Qingdao) Transportation Ltd., l'une de ces coentreprises, a terminé la livraison de voitures destinées à être exploitées en haute altitude par Qinghai-Tibet Railway. Nous avons également décroché plusieurs projets de prestige, dont l'un pour des voitures qui seront exploitées sur la ligne qui reliera l'aéroport international Capital de Beijing, le centre-ville de Beijing et le village olympique des Jeux d'été de 2008. Le contrat, accordé à notre partenaire de longue date, Changchun Railway Vehicules (CRC), prévoit des voitures entièrement automatisées ART MK II de Bombardier. Bombardier a souligné en juin 2006 la livraison de sa millième voiture de métro à la Chine, une voiture *MOVIA* produite par CRC.

En Afrique du Sud, à titre de membre du consortium Bombela, nous avons remporté au cours de la dernière année un important contrat du gouvernement de la province de Gauteng pour un réseau de trains interurbains. Notre part du contrat de conception et de construction comprend 96 véhicules *Electrostar*, une technologie de commande de train *CITYFLO* 250 et d'autres systèmes. En vertu d'un contrat distinct, nous fournirons également des services de maintenance pour la ligne pendant 15 ans.

En Australie, nous avons également obtenu deux importants contrats à la fin de la dernière année. Les gouvernements de l'Australie occidentale et du Queensland ont chacun octroyé à notre coentreprise australienne une commande additionnelle pour des rames automotrices électriques de banlieue de trois voitures chacune.

Des services et des systèmes : valeur ajoutée à la relation avec le client

La large gamme de services, de systèmes de signalisation et autres solutions de Bombardier Transport apportent une plus-value significative, permettant aux clients de se concentrer sur leurs activités pendant que nous gérons l'entretien et les autres aspects non stratégiques. Au cours de la dernière année, Trenitalia d'Italie nous a accordé un important contrat pour effectuer l'entretien de son parc de locomotives construites par Bombardier. First Great Western, la principale entreprise de transport au Royaume-Uni, nous a choisis pour remettre à neuf plus de 400 voitures. En Amérique du Nord, nous avons obtenu un contrat pour la révision des voitures pour Metro-North Railroad de New York.

Dans le domaine de la signalisation, nous avons inauguré aux Pays-Bas le premier système de gestion automatisée du trafic *INTERFLO* 450 sur la ligne Amsterdam-Utrecht, l'une les plus achalandées d'Europe. Nous avons également mis en service notre premier système d'enclenchement informatisé *EBI* auprès de la Deutsche Bahn, en Allemagne, perçant ainsi un marché potentiel dans ce pays. Dans le cadre de notre consortium Metronet Rail, qui détient un contrat de modernisation et de maintenance pour une période de 30 ans pour les deux-tiers du métro de Londres, nous avons également obtenu un contrat pour fournir la signalisation et d'autres systèmes pour la ligne Waterloo & City.

UN HOMMAGE À NOTRE PERSONNEL

À l'origine petite société entrepreneuriale, Bombardier a grandi pour devenir une entreprise d'envergure internationale qui chevauche les continents et emploie des dizaines de milliers de femmes et d'hommes dans des douzaines de communautés. Nous devons cette extraordinaire transformation au talent et au dévouement de nos employés.

Aujourd'hui, toutefois, nous évoluons dans des marchés mondiaux où la concurrence est beaucoup plus vive qu'elle ne l'était il y a dix ou même cinq ans. Il incombe à chaque employé et gestionnaire, en raison de ces pressions, de concentrer ses efforts sur les qualités qui nous ont menés là où nous sommes. Ces qualités sont l'ingéniosité, l'intégrité, la passion et l'esprit d'équipe. Mais le contexte plus compétitif que nous connaissons aujourd'hui exige que nous insistions sur une exécution impeccable de toutes nos tâches. Les employés font preuve de leadership et d'engagement et comprennent que le succès que nous partageons repose sur un nombre incalculable de décisions individuelles prises quotidiennement dans l'ensemble de la Société. Il n'existe pas de raccourci et la détermination à faire le petit effort supplémentaire qui nous permet d'aller un pas plus loin se traduit par une clientèle plus satisfaite, une part plus grande de marché, de l'investissement dans de nouveaux produits et marchés et, ultimement, une croissance renouvelée. Nous remercions tous nos employés pour leurs remarquables efforts et leur engagement envers notre avenir commun.

Régie d'entreprise et responsabilité d'entreprise

Une fois encore cette année, nous avons tiré parti de la communication ouverte qui caractérise notre façon de travailler avec le conseil d'administration de la Société. Le Bureau du président et la haute direction ont maintenu les administrateurs informés des enjeux et des occasions au fur et à mesure qu'ils surgissaient; ceci permet au conseil d'administration d'être au fait et de prendre des décisions éclairées pour notre avenir. Nous désirons remercier nos administrateurs pour le dévouement et l'intégrité avec lesquels ils ont rempli leurs obligations à l'égard des actionnaires. Leurs compétences et leur solide expertise en aéronautique, en transport sur rail, en fabrication et en commerce international ont bien servi Bombardier, et nous serons heureux de continuer cette collaboration au cours de l'année à venir.

Nous souhaitons exprimer notre gratitude à notre confrère du conseil d'administration, James E. Perrella, qui quittera ses fonctions en mai 2007. Dès sa nomination à titre d'administrateur en 1999, monsieur Perrella a partagé son immense bagage de connaissances et d'expérience avec ses collègues du conseil et la haute direction de Bombardier. Il avait été nommé administrateur principal en 2003.

Lors de notre assemblée annuelle en mai 2006, Jean-Pierre Rosso, un administrateur indépendant, s'est joint au conseil d'administration. La vaste expérience de monsieur Rosso dans les hautes sphères du commerce international et de la fabrication démontre déjà qu'il constitue un atout précieux pour notre Société.

La régie d'entreprise de Bombardier satisfait à toutes les exigences de divulgation de l'information et de réglementation et répond aux normes d'éthique les plus élevées. Nous croyons que l'honnêteté, la transparence et l'équité, tel qu'énoncés dans notre code d'éthique, constituent les piliers de notre réputation et de notre succès. Toutefois, même si ces principes sont partie intégrante de notre culture, nous sommes déterminés à aller encore plus loin. Nous vous invitons à prendre connaissance plus en détail de notre engagement formel en matière de responsabilité d'entreprise dans les pages qui suivent.

Une vision à long terme

Société offrant des solutions de transport à l'échelle mondiale, Bombardier a une orientation clairement définie. Nous sommes convaincus que nous disposons des atouts nécessaires pour renforcer notre position de chef de file dans chacun de nos deux secteurs d'activité. Évidemment, les défis continueront d'être au rendez-vous, comme toujours. Toutefois, les principes fondamentaux que nous avons établis, il y a plusieurs années, continuent de porter fruits, se traduisant par des progrès constants, et nous sommes persuadés que nous atteindrons notre objectif de croissance durable et rentable.

LAURENT BEAUDOIN, FCA
Président du conseil
d'administration
et chef de la direction,
Bombardier Inc.

PIERRE BEAUDOIN
Président et chef de l'exploitation,
Bombardier Aéronautique
Vice-président exécutif,
Bombardier Inc.

ANDRÉ NAVARRI
Président,
Bombardier Transport
Vice-président exécutif,
Bombardier Inc.

CONSEIL D'ADMINISTRATION

LAURENT BEAUDOIN, C.C., FCA
Président du conseil
d'administration
et chef de la direction
Bombardier Inc.

PIERRE BEAUDOIN
Président et chef de l'exploitation
Bombardier Aéronautique
Vice-président exécutif
Bombardier Inc.

ANDRÉ NAVARRI
Président
Bombardier Transport
Vice-président exécutif
Bombardier Inc.

ANDRÉ BÉRARD
Administrateur de sociétés
Président: Comité de surveillance
des caisses de retraite
Membre: Comité de vérification

J.R. ANDRÉ BOMBARDIER
Vice-président du conseil
Bombardier Inc.

JANINE BOMBARDIER
Présidente et gouverneure
Fondation J. Armand Bombardier

L. DENIS DESAUTELS
Administrateur de sociétés
Président: Comité de vérification
Membre: Comité de surveillance
des caisses de retraite

MICHAEL J. DURHAM
Administrateur de sociétés
Membre: Comité de vérification,
Comité de surveillance des caisses
de retraite

JEAN-LOUIS FONTAINE
Vice-président du conseil
Bombardier Inc.

DANIEL JOHNSON
Avocat-conseil
McCarthy Tétrault s.r.l.
Membre: Comité de vérification,
Comité de surveillance des caisses
de retraite

JEAN C. MONTY
Administrateur de sociétés
Président: Comité des ressources
humaines et de la rémunération
Membre: Comité de la régie
d'entreprise et des nominations

JAMES E. PERRELLA
Président du conseil et
chef de la direction à la retraite
Ingersoll-Rand Company
Président: Comité de la régie
d'entreprise et des nominations
Membre: Comité des ressources
humaines et de la rémunération

CARLOS E. REPRESAS
Président du conseil
Nestlé Group México
Membre: Comité des ressources
humaines et de la rémunération,
Comité de surveillance des caisses
de retraite

JEAN-PIERRE ROSSO
Président du conseil
World Economic Forum USA Inc.
Membre: Comité de vérification

FEDERICO SADA G.
Président et chef
de la direction
Vitro, S.A. de C.V.
Membre: Comité de la régie
d'entreprise et des nominations

HEINRICH WEISS
Président du conseil
d'administration
et chef de la direction
SMS GmbH
Membre: Comité des ressources
humaines et de la rémunération,
Comité de la régie d'entreprise
et des nominations



De gauche à droite
ligne du haut:
Laurent Beaudoin
Pierre Beaudoin
André Navarri
André Bérard
J.R. André Bombardier
Janine Bombardier
L. Denis Desautels
Michael J. Durham

De gauche à droite
ligne du bas:
Jean-Louis Fontaine
Daniel Johnson
Jean C. Monty
James E. Perrella
Carlos E. Represas
Jean-Pierre Rosso
Federico Sada G.
Heinrich Weiss

Bombardier a réussi au pays et à l'étranger en consolidant sa position concurrentielle dans les marchés traditionnels tout en identifiant les occasions de croissance à haut potentiel dans de nouveaux marchés. L'expansion des marchés géographiques de chacun des secteurs d'activité continue chez Bombardier, toujours attentive aux défis actuels et futurs.

En aéronautique, Bombardier est bien établie aux États-Unis dans le marché des avions régionaux et celui des avions d'affaires et continue de diversifier sa base de clients à l'international. Tout en élargissant continuellement sa présence dans ces deux marchés en Europe, Bombardier poursuit sa percée des marchés à fort potentiel comme la Chine, l'Inde, la Russie et l'Europe de l'Est. La flotte croissante d'avions régionaux *CRJ* et de *Série Q* de Bombardier et de biréacteurs d'affaires de Bombardier *Learjet*, *Challenger* et *Global*, chefs de file de l'industrie, la positionne bien pour faire face à la concurrence et pour répondre à la forte demande à l'échelle internationale.

De même, lorsque l'un des exploitants ferroviaires les plus respectés au monde œuvrant dans l'un des marchés les plus exigeants choisit Bombardier pour l'un des plus importants contrats de matériel ferroviaire jamais accordé, cela en dit long sur son acceptation par le marché et sur sa position concurrentielle. Cela témoigne également de la haute considération dont Bombardier jouit auprès de ses clients, en l'occurrence la SNCF (Société Nationale des Chemins de fer Français) qui a commandé 372 trains de banlieue à la fine pointe de la technologie destinés au réseau d'Île-de-France. D'importantes commandes reçues récemment de Malaisie, d'Afrique du Sud et de Chine soulignent également la compétitivité de Bombardier dans ces marchés.

:: Train de banlieue de la région Île-de-France (concept artistique)

:: Biréacteur d'affaires *Global Express XRS*





ÉVOLUER AVEC LES MARCHÉS



Reconnaissant que chaque marché a des besoins qui lui sont propres, lesquels appellent des solutions spécifiques, Bombardier a créé l'un des portefeuilles de produits les plus complets au monde dans les secteurs de l'aéronautique et du transport sur rail.

Prenons l'exemple du biturbopropulseur *Q400*. Lancé en 1995, cet appareil de 68 à 78 sièges est maintenant commandé ou utilisé par 20 exploitants sur quatre continents. Assurant plus de 220 liaisons et effectuant quelque 19 500 départs par mois, les biturbopropulseurs *Q400*, de par leurs faibles coûts d'exploitation, offrent aux exploitants du monde entier de nouvelles occasions de générer des revenus. Grâce à sa technologie de pointe, il procure aux exploitants et aux passagers les performances et le confort dignes d'un biréacteur, sans le bruit et la vibration associés aux avions à turbopropulsion. Ses capacités considérables font également du biturbopropulseur *Q400* une solution idéale pour la patrouille maritime, la collecte de renseignements et autres missions non commerciales.

Dotée d'une gamme de 20 trains interurbains et à grande vitesse, incluant sept différentes motrices à grande vitesse, Bombardier est impliquée dans la production de trains à grande vitesse et à très grande vitesse parmi les plus réputés en exploitation dans le monde. Ces trains comprennent plus de 540 trains à très grande vitesse exploités au cœur du plus grand marché du rail mondial qu'est l'Europe. Parmi les exemples bien connus de produits européens à très grande vitesse, citons les trains ICE en Allemagne et aux Pays-Bas, TGV en France, ETR 500 en Italie et AVE S-102 en Espagne.

:: Biturbopropulseur *Q400*

:: Train à très grande vitesse AVE S-102


Q400
turboProfits



OFFRIR LES PRODUITS RECHERCHÉS



La réputation d'excellence et d'innovation dont jouit Bombardier à l'échelle mondiale repose sur l'apport de ses quelque 56 000 employés, ceux et celles qui œuvrent dans ses installations de fabrication, de service et de vente réparties dans le monde entier. Par leur ingéniosité, leur intégrité, leur passion et leur esprit d'équipe, ils font de Bombardier une entreprise de calibre international.

Alors que la concurrence s'intensifie, Bombardier encourage un environnement de travail, dans ses installations de fabrication et de service, permettant à ses employés de contribuer pleinement. Un environnement qui invite à prendre des initiatives, où les équipes peuvent diriger leurs efforts sur l'amélioration des processus en identifiant et en adoptant les meilleures pratiques. Un environnement qui donne aux employés le pouvoir de prendre des décisions cruciales au quotidien. Un environnement de travail qui est, en fin de compte, plus stimulant et gratifiant que jamais.

Ce vaste engagement des employés, et ses conséquences sur le milieu de travail, génère des résultats positifs chez Bombardier tant pour son personnel que sur les plans organisationnel et financier. Ce climat de collaboration constructive et productive reflète le type de leadership exemplaire que Bombardier a défini et encourage à tous les échelons de l'entreprise.

:: Michèle Dumont, assembleuse (à gauche), et Jonathan Piché, mécanicien (à droite), travaillant sur un biréacteur d'affaires *Challenger 605* à l'usine de Bombardier située à Dorval au Canada.

:: Robert Boulanger, tuyauteur / monteur (à gauche), et Rodolphe Catoire, technicien d'atelier (à droite), travaillant à l'assemblage d'un Autorail Grande Capacité (AGC) à l'usine de Bombardier située à Crespin en France.


5717

AVOIR LES MEILLEURS EMPLOYÉS



NOTRE ENGAGEMENT ENVERS LA RESPONSABILITÉ D'ENTREPRISE

Nous nous engageons, chez Bombardier, à être un citoyen corporatif responsable. À titre de chef de file dans la fabrication de solutions de transport durables à l'échelle mondiale, nous reconnaissons la responsabilité qui nous incombe d'agir conformément à notre mission, à nos valeurs fondamentales et à nos caractéristiques de leadership. Notre engagement envers la responsabilité d'entreprise repose sur trois piliers : l'excellence, les personnes et l'environnement.

L'EXCELLENCE

Nous sommes fiers de notre travail, tant sur le plan de la conception que sur ceux de la fabrication et de l'entretien de produits et systèmes qui facilitent la mobilité de personnes et de biens. À titre de chef de file, nous jouons un rôle central dans l'élaboration de solutions de transport répondant aux défis et aux possibilités que présente la mobilité à l'échelle mondiale. Nous cherchons à atteindre l'excellence dans tout ce que nous entreprenons par le biais de nos interactions avec nos employés, actionnaires, clients et fournisseurs, ainsi qu'avec les communautés dans lesquelles nous exerçons nos activités et nos autres parties prenantes.

LES PERSONNES

Nous accordons la priorité aux personnes. Nous communiquons ouvertement avec nos employés pour créer un environnement qui favorise l'équité, le respect et la diversité, et qui reconnaît l'effort fourni. Le respect des normes en matière de santé et de sécurité et de celles du travail constitue une responsabilité fondamentale qui régit toutes nos activités. Au sein des communautés dans lesquelles nous exerçons nos activités, notre contribution se fait de façon constructive par le biais d'initiatives telles que le partenariat, la philanthropie ou le bénévolat.

L'ENVIRONNEMENT

Nous favorisons la durabilité. Afin de maximiser les avantages environnementaux inhérents à nos produits, nous incorporons l'efficacité énergétique dès l'étape de conception. Nous intégrons la notion de fin de vie à la recherche et à la conception de produits. Afin de minimiser l'impact de nos activités et de nos produits sur l'environnement, nous adaptons nos systèmes de gestion et notre exploitation en établissant des cibles exigeantes qui nous aident à améliorer continuellement nos performances en matière de durabilité.

RESPONSABILITÉ D'ENTREPRISE

NOTRE DÉMARCHE

OÙ NOUS EN ÉTIONS

Comme le démontrent nos politiques, nos programmes, notre code de conduite, nos valeurs et l'engagement de la haute direction, la durabilité a toujours fait partie intégrante de la façon dont Bombardier gère ses activités.

Toutefois, même si ces pratiques sont en place, nous reconnaissons que nous pouvons faire plus. Nous avons donc commencé à explorer la possibilité d'élargir notre responsabilité d'entreprise par le biais d'un engagement formel et une approche de communication renouvelée.

Dans un premier temps, nous avons consacré plusieurs mois à dresser un inventaire complet de nos activités et pratiques relatives à la responsabilité d'entreprise afin d'obtenir un portrait précis de notre situation.

Cet inventaire comprend un rapport de Bombardier Transport, publié en mars 2007, qui répond aux exigences, à titre de signataire, de la Charte de l'Union Internationale des Transports Publics (UITP) sur le développement durable.

OÙ NOUS EN SOMMES

Les résultats de notre inventaire démontrent que même si nous appuyons et nous nous conformons déjà à de multiples normes de régie d'entreprise et mesures de durabilité, il y a encore place à amélioration. Nous continuons à utiliser des outils d'analyse comparative pour nous assurer que tous les secteurs clés de la responsabilité d'entreprise seront identifiés et couverts.

Nous avons progressé jusqu'ici en définissant et officialisant l'engagement de Bombardier à l'égard de la responsabilité d'entreprise. Cet engagement assurera une compréhension et une approche communes de la durabilité pour tous les sites d'exploitation de nos groupes Aéronautique et Transport.

OÙ NOUS ALLONS

Avec notre engagement comme guide, nous irons de l'avant de manière ciblée et déterminée. Toutefois, nous sommes réalistes et reconnaissons que la mise en œuvre d'un programme de responsabilité d'entreprise détaillé et transparent est un long processus.

Comme prochaine étape, nous préparons une feuille de route qui sera diffusée au cours du premier semestre de l'année 2007.

Nous serons heureux de partager nos progrès avec nos parties prenantes et de démontrer le renouvellement continu de notre imputabilité au fur et à mesure que nous concrétiserons notre engagement envers la responsabilité d'entreprise.

:: Bombardier est fière d'appuyer la Fondation J. Armand Bombardier en contribuant aux fonds dont elle a besoin pour remplir sa mission. Au cours de la dernière année, en plus de verser 4 millions $ CAN à la Fondation, Bombardier s'est engagée directement sous forme de dons ou de commandites dans des projets contribuant au bien-être des communautés dans lesquelles elle exerce ses activités. Au Canada ainsi que dans des villes comme Washington, Wichita, Mexico, Belfast et Berlin, le montant versé à ces projets a totalisé près de 5 millions $ l'an dernier. Pour plus d'information, nous vous invitons à consulter notre feuille de route relative à la responsabilité d'entreprise qui sera publiée au cours du premier semestre de l'année 2007.

LA FONDATION J. ARMAND BOMBARDIER CÉLÈBRE UN CENTIÈME ANNIVERSAIRE

Joseph-Armand Bombardier, inventeur, entrepreneur, pilier de sa communauté et fondateur d'entreprise, est né il y a 100 ans à Valcourt, au Québec. Monsieur Bombardier avait compris l'importance d'investir dans sa communauté. Il était convaincu que nous partageons tous la responsabilité de maintenir nos communautés dynamiques et fortes. Pour honorer l'esprit humanitaire de monsieur Bombardier, sa famille a créé en 1965 une fondation soutenant des causes dans les domaines de l'éducation et de la santé ainsi que dans les domaines social, philanthropique et culturel, au Québec et au Canada. Depuis sa création, la Fondation a accordé plus de 80 millions $ CAN à un grand nombre d'organismes caritatifs ainsi que 2,6 millions $ CAN en bourses d'études.

La Fondation célèbre ce centenaire tant au Musée J. Armand Bombardier qu'au Centre culturel Yvonne L. Bombardier à Valcourt. Une exposition permanente, *Joseph-Armand Bombardier: 1907-2007, la passion d'inventer et d'entreprendre,* a été inaugurée au seul musée privé de sciences et de technologie du Québec, alors que le Centre culturel, nommé ainsi en l'honneur de l'épouse de monsieur Bombardier, présente une exposition consacrée à un autre natif de la région, le peintre Frédérick S. Coburn (1871-1960). Le Centre culturel encourage les créateurs locaux et poursuit sa mission par le biais de sa bibliothèque, de sa galerie d'art et de ses ateliers.

Au cours de la dernière année, la Fondation a versé plus de 5 millions $ CAN à un grand nombre de causes. Elle s'est également jointe à la famille Bombardier et aux employés de la Société pour contribuer aux campagnes corporatives de Centraide/United Way à Montréal et dans d'autres communautés canadiennes où Bombardier exerce ses activités. La Fondation a également déboursé un montant majeur pour la campagne *Ensemble* de la Fondation de l'Université de Sherbrooke qui regroupe six centres reconnus pour leur excellence dans les domaines de la santé et de l'éducation, deux des quatre secteurs clés sur lesquels la Fondation concentre son appui.

ÉDUCATION

Reconnaissant que l'éducation est à la base de toute société prospère, la Fondation a investi plus de 56 % de son budget dans ce domaine, plus particulièrement dans d'importantes universités canadiennes. À titre d'exemple, à l'Université de Colombie-Britannique, une chaire en transport urbain apporte de nouveaux éclairages sur les liens fondamentaux existant entre les systèmes de transport, l'utilisation du sol et le développement, afin d'aider les communautés à bâtir des villes plus saines. À l'Université du Québec à Trois-Rivières, la Chaire de recherche J. Armand Bombardier sur les relations interentreprises et la gestion du risque élabore les meilleures pratiques visant à rendre les petites et moyennes entreprises plus compétitives à l'échelle mondiale. À l'Université McGill, une chaire conjointe de recherche pluridisciplinaire en dynamique informatisée des fluides utilise la modélisation informatique sophistiquée de l'écoulement de l'air dans l'optique de construire des avions plus sécuritaires et plus performants. La Fondation a aussi contribué à une importante campagne de financement de l'Université du Québec à Montréal visant l'établissement d'un centre où les étudiants pourront mieux se préparer à passer un séjour à l'étranger sur les plans personnel, financier et social et à tirer pleinement parti de l'expérience. Les Bourses internationalistes J. Armand Bombardier, programme quinquennal de bourses de la Fondation totalisant 1,75 million $ CAN, s'est terminé avec succès au cours de l'année. Il aura aidé 125 étudiants à vivre une expérience enrichissante lors de leurs études à l'étranger.

LA FONDATION J. ARMAND BOMBARDIER

DÉVELOPPEMENT SOCIAL ET HUMANITAIRE

Afin de perpétuer l'esprit humanitaire de M. Bombardier, la Fondation a consacré 25 % de son budget à plusieurs organismes voués au développement communautaire, au bien-être de familles et d'enfants, de même qu'à la lutte contre la violence, les abus sexuels, la pauvreté, la dépendance et la discrimination.

Parmi les nombreux groupes qui ont reçu l'appui de la Fondation, PROMIS aide les immigrants à s'intégrer à la société canadienne, en leur donnant accès à une grande variété de services et à du logement temporaire. La Fondation Ressources Jeunesse offre des ateliers sur le leadership, s'inspirant de la carrière de J. Armand Bombardier, à de jeunes adultes sans emploi pour les aider à prendre en main leur propre carrière et à intégrer le marché du travail. La Maison l'Escargot, située en Montérégie au Québec, fournit un environnement chaleureux et du soutien à des enfants de trois à six ans abandonnés ou susceptibles de l'être. Ces enfants sont souvent si meurtris sur le plan émotif qu'ils ont besoin d'aide professionnelle pour guérir et, ultimement, être accueillis dans une famille adoptive. Dans un milieu plus urbain, le Centre 1, 2, 3, GO! travaille dans des quartiers défavorisés pour offrir à des enfants de moins de trois ans un environnement plus favorable pour grandir et s'épanouir. Portant son action au delà de nos frontières, la Fondation a également appuyé le programme d'aide humanitaire d'Oxfam-Québec au cours de la dernière crise d'importance ayant secoué le Moyen-Orient.

SANTÉ

La Fondation a maintenu son soutien de longue date aux secteurs de la santé et de la recherche au cours de l'exercice 2007. Parmi les bénéficiaires, on retrouve la Fondation de la recherche sur le diabète juvénile dont les chercheurs s'appliquent à réduire les souffrances associées au diabète de type 1 et à ses complications. La Société d'arthrite, Division du Québec finance des services, des traitements, de la recherche et des efforts de sensibilisation du public. Dans le domaine du cancer de la prostate, ProCURE Alliance apporte un soutien pour ce qui est des soins aux patients, de l'éducation, de la sensibilisation ainsi que de la recherche liée à cette forme de cancer, la plus courante chez les hommes. Travaillant de concert avec quatre grandes universités, ProCURE crée actuellement une biobanque pour aider les chercheurs et les cliniciens à trouver un remède. Enfin, la Fondation du Centre hospitalier Notre-Dame de la Merci consacre ses efforts à améliorer la qualité de vie de ses patients confinés à leur lit ou à leur fauteuil roulant.

ARTS ET CULTURE

En appui aux arts de la scène, la Fondation a contribué au Fonds de création des Grands Ballets Canadiens de Montréal qui investit dans des nouvelles productions, des costumes et des décors. La Maison Théâtre, un autre bénéficiaire de la Fondation, subventionne des douzaines de troupes ambulantes qui font vivre une expérience théâtrale à des milliers d'enfants et de jeunes de tous les milieux et de toutes les régions du Québec. Le célèbre Orchestre symphonique de Montréal a également reçu un don de la Fondation pour contribuer à son développement et à la poursuite de son excellence.

Au cours de cette année soulignant le centième anniversaire de naissance de J. Armand Bombardier, la Fondation honorera plus que jamais l'héritage qu'a laissé derrière lui cet homme remarquable ainsi qu'une vie consacrée à célébrer tant le cœur que l'esprit.

RENSEIGNEMENTS À L'INTENTION DES INVESTISSEURS

CAPITAL SOCIAL

Autorisé, émis et en circulation au 31 janvier 2007

	AUTORISÉ	ÉMIS ET EN CIRCULATION
Actions classe A	1 892 000 000	317 044 051
Actions classe B	1 892 000 000	1 433 422 917*
Actions privilégiées, série 2	12 000 000	2 597 907
Actions privilégiées, série 3	12 000 000	9 402 093
Actions privilégiées, série 4	9 400 000	9 400 000

* Dont 11 847 000 actions achetées et détenues en mains tierces pour le régime d'unités d'actions fondé sur le rendement.

INSCRIPTIONS BOURSIÈRES

Actions classes A et B	Toronto (Canada)
Actions privilégiées, série 2, série 3 et série 4	Toronto (Canada)
Symbole des actions	BBD (Toronto)

DATES DE VERSEMENT DES DIVIDENDES SUR ACTIONS PRIVILÉGIÉES

Pour l'exercice 2008 – Versements sujets à l'approbation du conseil d'administration

SÉRIE 2

DATE D'INSCRIPTION	DATE DE VERSEMENT	DATE D'INSCRIPTION	DATE DE VERSEMENT
2007-01-31	2007-02-15	2007-07-31	2007-08-15
2007-02-28	2007-03-15	2007-08-31	2007-09-15
2007-03-30	2007-04-15	2007-09-28	2007-10-15
2007-04-30	2007-05-15	2007-10-31	2007-11-15
2007-05-31	2007-06-15	2007-11-30	2007-12-15
2007-06-29	2007-07-15	2007-12-31	2008-01-15

Convertible le 1er août 2007 en actions privilégiées rachetables, à dividende cumulatif, série 3 (Voir note 11 – Capital social, afférente aux états financiers consolidés)

SÉRIE 3

DATE D'INSCRIPTION	DATE DE VERSEMENT
2007-04-13	2007-04-30
2007-07-13	2007-07-31
2007-10-19	2007-10-31
2008-01-18	2008-01-31

Convertible le 1er août 2007 en actions privilégiées rachetables, à dividende cumulatif, série 2 (Voir note 11 – Capital social, afférente aux états financiers consolidés)

SÉRIE 4

DATE D'INSCRIPTION	DATE DE VERSEMENT
2007-04-13	2007-04-30
2007-07-13	2007-07-31
2007-10-19	2007-10-31
2008-01-18	2008-01-31

ACTIONNAIRES

Si vous souhaitez obtenir un exemplaire de ce rapport annuel ou d'autres documents corporatifs, nous vous encourageons à les télécharger à partir du site Internet de la Société à l'adresse www.bombardier.com, permettant un accès pratique, rapide et écologique. Vous pouvez toutefois en commander des versions papier sur le site Internet de la Société dans la section Relations avec les investisseurs, puis Contacts, ou en faire la requête à l'adresse suivante :

BOMBARDIER INC.
AFFAIRES PUBLIQUES
800, boul. René-Lévesque Ouest
Montréal (Québec)
Canada H3B 1Y8
Téléphone : +1 514 861-9481, poste 3390
Télécopieur : +1 514 861-2420

INVESTISSEURS

BOMBARDIER INC.
RELATIONS AVEC LES INVESTISSEURS
800, boul. René-Lévesque Ouest
Montréal (Québec)
Canada H3B 1Y8
Téléphone : +1 514 861-9481, poste 3487
Télécopieur : +1 514 861-2420
Courriel : investisseurs@bombardier.com

AGENT DE TRANSFERT ET AGENT COMPTABLE DES REGISTRES

Les actionnaires qui désirent de l'information sur leurs actions doivent communiquer avec :

SERVICES AUX INVESTISSEURS
COMPUTERSHARE INC.
100, avenue University, 9e étage
Toronto (Ontario)
Canada M5J 2Y1

1500, rue University, bureau 700
Montréal (Québec)
Canada H3A 3S8

Téléphone : +1 514 982-7555 ou +1 800 564-6253 (sans frais, Amérique du Nord seulement)
Télécopieur : +1 416 263-9394 ou +1 888 453-0330 (sans frais, Amérique du Nord seulement)
Courriel : service@computershare.com

INCORPORATION

La Société a été incorporée par lettres patentes le 19 juin 1902 et prorogée en vertu de la Loi canadienne sur les sociétés par actions le 23 juin 1978.

VÉRIFICATEURS

Ernst & Young s.r.l.
1, Place Ville-Marie
Montréal (Québec)
Canada H3B 3M9

ASSEMBLÉE ANNUELLE

L'assemblée annuelle des actionnaires aura lieu le mardi 29 mai 2007, à 9 h 30 à l'adresse suivante :
Hyatt Regency Montréal
Grand Salon
1255, rue Jeanne-Mance
Montréal (Québec)
Canada H5B 1E5

ENVOIS MULTIPLES : Malgré les vérifications faites pour n'adresser qu'un exemplaire de chaque document aux actionnaires inscrits de Bombardier, les envois multiples sont inévitables si les titres sont immatriculés à des noms ou à des adresses différents. Prière de signaler pareil cas à l'un des numéros suivants : +1 514 982-7555 ou +1 800 564-6253 (sans frais, Amérique du Nord seulement), ou envoyer un courriel à l'adresse suivante : service@computershare.com.

SECTION FINANCIÈRE

RAPPORT DE GESTION

Tous les montants présentés dans les tableaux de ce rapport sont en millions de dollars américains, à moins d'indication contraire.

ÉNONCÉS PROSPECTIFS

Le présent rapport de gestion contient des énoncés prospectifs. Les énoncés prospectifs se reconnaissent habituellement à l'emploi de termes comme « pouvoir », « prévoir », « avoir l'intention de », « estimer », « planifier », « entrevoir », « croire », « continuer », la forme négative de ces termes ou de leurs variations, ou une terminologie semblable. De par leur nature, les énoncés prospectifs exigent que Bombardier Inc. (la « Société ») formule des hypothèses et sont assujettis à d'importants risques et incertitudes, connus et inconnus, de sorte que les résultats réels des périodes futures de la Société pourraient différer de façon importante des résultats prévus. Bien que la Société juge ses hypothèses raisonnables et appropriées selon l'information à sa disposition, il existe un risque qu'elles ne soient pas exactes. Pour en savoir davantage sur les hypothèses sous-jacentes aux énoncés prospectifs formulés dans le présent rapport, se reporter aux sections sur le secteur aéronautique de la Société (« Aéronautique ») et sur le secteur transport de la Société (« Transport ») du présent rapport.

Parmi les facteurs qui pourraient faire en sorte que les résultats réels diffèrent de manière importante des résultats prévus dans les énoncés prospectifs, notons les risques liés à la conjoncture économique, au contexte commercial de la Société (la situation financière de l'industrie aérienne, les politiques et priorités gouvernementales et la concurrence d'autres entreprises), à l'exploitation (la réglementation et la dépendance à l'égard du personnel clé, les partenaires commerciaux, le développement de nouveaux produits et services, les pertes découlant de garanties et de sinistres, les aspects juridiques découlant de poursuites, la dépendance à l'égard de certains clients clés et fournisseurs clés, les engagements à modalités fixes, les ressources humaines et l'environnement), au financement (la dépendance à l'égard de l'aide gouvernementale, le financement en faveur de certains clients, les liquidités et l'accès aux marchés financiers, les modalités de certaines clauses restrictives de conventions d'emprunt et le marché – y compris les risques de change, de taux d'intérêt et de prix des produits de base). Pour plus d'information, se reporter à la section Risques et incertitudes. Le lecteur est prévenu que la présente liste de facteurs pouvant influer sur la croissance, les résultats et le rendement futurs n'est pas exhaustive et qu'il ne faudrait pas s'y fier indûment. Les énoncés prospectifs décrits aux présentes reflètent les attentes de la Société à la date du présent rapport et pourraient subir des modifications après cette date. À moins qu'elle n'y soit tenue selon les lois sur les valeurs mobilières applicables, la Société nie expressément toute intention ou obligation de mettre à jour ou de réviser tout énoncé prospectif, que ce soit à la lumière de nouveaux renseignements, d'événements futurs ou autrement.

SOMMAIRE

I. PROFIL

Bombardier Inc. est un chef de file mondial en solutions de transport novatrices œuvrant dans deux secteurs d'activité : Aéronautique et Transport.

- Aéronautique est un chef de file mondial dans la conception et la fabrication de produits d'aviation novateurs et la prestation de services connexes sur les marchés des avions d'affaires, des avions régionaux et des avions spécialisés. Aéronautique offre des familles complètes de biréacteurs et de biturbopropulseurs régionaux ainsi qu'un vaste éventail de biréacteurs d'affaires. Il offre également le programme de multipropriété *Flexjet*, des programmes donnant droit à des heures de vol *Skyjet*, des services de logistique de pièces, des services techniques, des services d'entretien d'avions et des services de formation au pilotage. Aéronautique a représenté 56 % du total des revenus de l'exercice 2007.
- Transport est le chef de file mondial dans la fabrication de matériel et de systèmes de transport sur rail et la prestation de services connexes et offre une gamme complète de véhicules de transport-passagers, de locomotives, de véhicules légers sur rail et de systèmes de navettes automatisées. Il propose aussi des bogies, des systèmes de propulsion électrique, de contrôle et des services d'entretien, ainsi que des systèmes de transport et des solutions de contrôle ferroviaire. Transport a représenté 44 % du total des revenus de l'exercice 2007.

Le total des revenus s'est établi à 14,8 milliards $ pour l'exercice 2007. La Société tire 45 % de ses revenus de l'Europe et 32 % des États-Unis. Plus de 96 % de ses revenus proviennent de marchés à l'extérieur du Canada. La Société avait des effectifs mondiaux de quelque 56 000 employés au 31 janvier 2007.

Bénéfice net de

268$

millions

Flux de trésorerie disponibles de

610$

millions

FAITS SAILLANTS

> Carnet de commandes de 40,7 milliards $ au 31 janvier 2007, une amélioration de 9,1 milliards $ comparativement au 31 janvier 2006.
> BAIIA découlant des activités poursuivies avant éléments spéciaux de 1095 millions $ (1071 millions $ après éléments spéciaux), comparativement à 990 millions $ (902 millions $ après éléments spéciaux) pour l'exercice précédent.
> Bénéfice découlant des activités poursuivies de 243 millions $ (0,12 $ par action), comparativement à 135 millions $ (0,06 $ par action) pour l'exercice précédent.
> Bénéfice net de 268 millions $, en regard de 249 millions $ pour l'exercice précédent.
> Flux de trésorerie disponibles de 610 millions $, une augmentation de 78 millions $ en regard de l'exercice précédent.
> Remboursement de 2,3 milliards $ de dettes à long-terme et émission de 1,6 milliard € (2,1 milliards $) et de 385 millions $ de billets de premier rang et clôture de la facilité de lettres de crédit de 4,3 milliards € (5,6 milliards $) dans le cadre d'un plan de refinancement afin d'offrir à la Société une flexibilité financière et opérationnelle accrue.

II. MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Ce rapport de gestion repose sur les résultats établis selon les principes comptables généralement reconnus du Canada (« PCGR ») et sur les mesures financières non conformes aux PCGR suivantes découlant des activités poursuivies :

BAIIA	BAIIA AVANT ÉLÉMENTS SPÉCIAUX	BAII AVANT ÉLÉMENTS SPÉCIAUX	BAI AVANT ÉLÉMENTS SPÉCIAUX	BPA AVANT ÉLÉMENTS SPÉCIAUX	FLUX DE TRÉSORERIE DISPONIBLES
Bénéfice (perte) avant revenus de financement, dépenses de financement, impôts sur les bénéfices et amortissement	*Bénéfice (perte) avant revenus de financement, dépenses de financement, impôts sur les bénéfices, amortissement et éléments spéciaux*	*Bénéfice (perte) avant revenus de financement, dépenses de financement, impôts sur les bénéfices et éléments spéciaux*	*Bénéfice (perte) avant impôts sur les bénéfices et éléments spéciaux*	*Bénéfice (perte) par action avant éléments spéciaux*	*Flux de trésorerie liés aux activités d'exploitation, déduction faite des acquisitions nettes d'immobilisations corporelles*

Ces mesures non conformes aux PCGR découlent directement des états financiers consolidés, mais n'ont pas un sens normalisé prescrit par les PCGR; par conséquent, d'autres sociétés utilisant ces termes peuvent les calculer différemment. Le rapprochement avec les mesures conformes aux PCGR découlant des activités poursuivies les plus comparables est présenté dans les sections suivantes :
- BAIIA, BAIIA avant éléments spéciaux et BAII avant éléments spéciaux, par rapport au BAII – se reporter aux tableaux Analyse des résultats des secteurs Aéronautique et Transport.
- BAII et BAI avant éléments spéciaux, par rapport au BAI – se reporter au tableau Principales informations financières ci-après.
- Bénéfice par action avant éléments spéciaux par rapport au bénéfice par action – se reporter aux tableaux du rapprochement du bénéfice par action ci-après.
- Flux de trésorerie disponibles par rapport aux flux de trésorerie liés aux activités d'exploitation – se reporter au tableau Flux de trésorerie ci-après.

La direction croit qu'un grand nombre d'utilisateurs de son rapport de gestion analysent les résultats de la Société d'après ces mesures du rendement et que cette présentation est conforme aux pratiques de l'industrie. Les éléments spéciaux sont liés au plan de restructuration de Transport lancé au cours de l'exercice 2005. De l'avis de la direction, ces éléments pourraient nuire à l'analyse des tendances.

III. INFORMATIONS FINANCIÈRES CONSOLIDÉES

PRINCIPALES INFORMATIONS FINANCIÈRES

Les principales informations financières étaient comme suit pour les exercices:

	2007	2006
Revenus	**14 816 $**	14 726 $
BAIIA découlant des activités poursuivies avant éléments spéciaux	**1 095 $**	990 $
Amortissement	**518**	545
BAII découlant des activités poursuivies avant éléments spéciaux	**577**	445
Revenus de financement	**(157)**	(156)
Dépenses de financement	**375**	363
BAI découlant des activités poursuivies avant éléments spéciaux	**359**	238
Éléments spéciaux	**24**	88
BAI découlant des activités poursuivies	**335**	150
Impôts sur les bénéfices	**92**	15
Bénéfice découlant des activités poursuivies	**243**	135
Bénéfice découlant des activités abandonnées, après impôts[1]	**25**	114
Bénéfice net	**268 $**	249 $
Bénéfice par action de base et dilué *(en dollars)*:		
Découlant des activités poursuivies	**0,12 $**	0,06 $
Bénéfice net	**0,14 $**	0,13 $
(en pourcentage des revenus)		
BAIIA découlant des activités poursuivies avant éléments spéciaux	**7,4 %**	6,7 %
BAII découlant des activités poursuivies avant éléments spéciaux	**3,9 %**	3,0 %
BAI découlant des activités poursuivies avant éléments spéciaux	**2,4 %**	1,6 %
BAI découlant des activités poursuivies	**2,3 %**	1,0 %
Carnet de commandes *(en milliards de dollars)*	**40,7 $**	31,6 $
Espèces et quasi-espèces	**2 648 $**	2 917 $
Flux de trésorerie disponibles	**610 $**	532 $

1 Lié aux activités de financement de stocks, de maisons usinées au bilan et hors bilan, de financement de biens de consommation et de wagons à marchandises au bilan et hors bilan de Bombardier Capital (« BC ») (se reporter à la note 6–Activités abandonnées et actifs détenus à des fins de vente, afférente aux états financiers consolidés), qui étaient toutes vendues au 31 janvier 2007.

Le rapprochement du bénéfice par action découlant des activités poursuivies avant et après éléments spéciaux se présente comme suit pour les exercices:

	2007	2006
Bénéfice découlant des activités poursuivies avant éléments spéciaux, après impôts	**265 $**	212 $
Éléments spéciaux, après impôts	**(22)**	(77)
Bénéfice découlant des activités poursuivies	**243 $**	135 $
Bénéfice par action de base et dilué *(en dollars)*:		
Découlant des activités poursuivies avant éléments spéciaux, après impôts	**0,14 $**	0,11 $
Éléments spéciaux, après impôts	**(0,01)**	(0,04)
Découlant des activités poursuivies	**0,12 $**	0,06 $

REVENUS DÉCOULANT DES ACTIVITÉS POURSUIVIES
en milliards de dollars


15,5
14,7
14,8
8,0
7,6
8,1
6,6
8,2
6,6
E2005
E2006
E2007

Aéronautique
Transport
Total

BAIIA DÉCOULANT DES ACTIVITÉS POURSUIVIES AVANT ÉLÉMENTS SPÉCIAUX


5,0 %
6,7 %
7,4 %
785
990
1095
E2005
E2006
E2007

en millions de dollars
en pourcentage des revenus

BPA
en dollars


(0,06)
0,13
0,14
E2005
E2006
E2007

FLUX DE TRÉSORERIE DISPONIBLES
en millions de dollars


206
532
610
E2005
E2006
E2007

ANALYSE DES RÉSULTATS

Revenus

La hausse de 90 millions $ reflète surtout :

- l'augmentation des revenus de fabrication des avions d'affaires (528 millions $);
- la progression des revenus de services et de systèmes et signalisation de Transport (237 millions $);
- la hausse des revenus de services de Aéronautique (85 millions $); et
- la progression des revenus tirés de la multipropriété et des revenus liés aux activités de sous-traitance externe (64 millions $).

En partie contrebalancées par :

- la baisse du nombre total de livraisons et des prix de vente des avions régionaux (568 millions $); et
- le recul des revenus de matériel roulant (290 millions $).

Marge BAIIA découlant des activités poursuivies avant éléments spéciaux

La progression de 0,7 point de pourcentage est essentiellement attribuable à :

- la marge BAIIA plus élevée de Transport, surtout due au déploiement du programme d'amélioration des marges et de la qualité, axé sur l'approvisionnement, l'ingénierie et la gestion de projets; et
- la marge BAIIA plus élevée de Aéronautique, découlant surtout de la hausse du nombre total de livraisons d'avions d'affaires et de biturbopropulseurs, de la combinaison favorable et de l'amélioration des prix de vente pour les avions d'affaires, de la baisse des coûts des mesures incitatives à la vente, et d'éléments non récurrents, en partie contrebalancés par la baisse du nombre de livraisons d'appareils *CRJ200*, par la hausse de la charge nette au titre de l'excédent sur les coûts moyens de production, par la baisse du nombre total de livraisons, des prix de vente et des marges pour les avions *CRJ700* et *CRJ900*, et par la baisse des marges sur les livraisons d'aménagements intérieurs d'avions d'affaires à large fuselage.

Amortissement
La baisse de 27 millions $ est surtout due à une charge de dépréciation, constatée au cours de l'exercice 2006, relativement à des marques de commerce.

Revenus de financement et dépenses de financement
Les dépenses nettes de financement ont totalisé 218 millions $, par rapport à 207 millions $ pour l'exercice précédent. L'augmentation de 11 millions $ reflète principalement :
- la baisse des revenus de financement provenant de prêts et de créances liées aux contrats de location relativement à des portefeuilles de financement d'avions, qui correspond à la réduction du solde moyen de ces portefeuilles (28 millions $);
- la hausse des intérêts débiteurs sur la dette à long terme (11 millions $); et
- les frais de financement liés au plan de refinancement (11 millions $).

En partie compensés par :
- la hausse des intérêts créditeurs sur les espèces et quasi-espèces (16 millions $); et
- la diminution de la charge de désactualisation liée à certaines mesures incitatives à la vente (11 millions $).

Éléments spéciaux
Les éléments spéciaux sont liés au plan de restructuration de Transport lancé au cours de l'exercice 2005, qui est maintenant terminé. La charge finale liée à ce plan a été comptabilisée au cours du premier trimestre de l'exercice 2007.

Impôts sur les bénéfices
Pour l'exercice 2007, le taux d'imposition effectif a été de 27,5 %, comparativement au taux d'imposition prévu par la loi de 32,8 %. Le taux effectif est inférieur au taux prévu par la loi principalement en raison de la variation nette des montants constatés au titre des économies fiscales liées aux pertes d'exploitation et aux écarts temporaires, des écarts permanents et des taux d'imposition plus faibles des sociétés émettrices étrangères, en partie contrebalancés par la moins-value d'actifs d'impôts sur les bénéfices reportés.

Pour l'exercice 2006, le taux d'imposition effectif s'est élevé à 10,0 %, comparativement au taux d'imposition prévu par la loi de 32,0 %. Le taux effectif est inférieur au taux prévu par la loi principalement en raison de la variation nette des montants constatés au titre des économies fiscales liées aux pertes d'exploitation et aux écarts temporaires, des taux d'imposition plus faibles des sociétés émettrices étrangères et de l'incidence du raffermissement du dollar canadien par rapport au dollar américain sur les actifs d'impôts sur les bénéfices reportés libellés en dollars canadiens, en partie contrebalancés par les écarts permanents et la moins-value d'actifs d'impôts sur les bénéfices reportés.

Les détails des composantes de la charge d'impôts sur les bénéfices sont présentés à la note 16 – Impôts sur les bénéfices, afférente aux états financiers consolidés.

Bénéfice découlant des activités abandonnées, après impôts
Pour l'exercice 2007, le bénéfice découlant des activités abandonnées, après impôts, comprend un gain net après impôts de 17 millions $ et des résultats d'exploitation de 8 millions $ (respectivement 90 millions $ et 24 millions $ pour l'exercice 2006).

FLUX DE TRÉSORERIE

Le tableau qui suit résume les flux de trésorerie tels qu'ils sont présentés dans les états des flux de trésorerie consolidés pour les exercices :

	2007	2006
Bénéfice découlant des activités poursuivies	243 $	135 $
Éléments hors caisse	469	508
Variation nette des soldes hors caisse liés à l'exploitation	179	111
Flux de trésorerie liés aux activités d'exploitation	891	754
Acquisitions nettes d'immobilisations corporelles	(281)	(222)
Flux de trésorerie disponibles	610	532
Flux de trésorerie liés aux activités d'investissement (à l'exclusion des acquisitions nettes d'immobilisations corporelles)	(1 138)	1 556
Flux de trésorerie liés aux activités de financement	57	(907)
Incidence des fluctuations du taux de change sur les espèces et quasi-espèces	134	(174)
Flux de trésorerie liés aux activités poursuivies	(337)	1 007
Flux de trésorerie liés aux activités abandonnées	63	(440)
Augmentation (diminution) nette des espèces et quasi-espèces	(274) $	567 $

Flux de trésorerie disponibles

L'augmentation de 78 millions $ est surtout attribuable à :

- l'accroissement des flux de trésorerie disponibles de Transport (221 millions $).

En partie contrebalancé par :

- la baisse des flux de trésorerie disponibles de Aéronautique (86 millions $); et
- l'incidence négative des impôts sur les bénéfices et des dépenses nettes de financement (57 millions $).

Flux de trésorerie liés aux activités d'investissement (à l'exclusion des acquisitions nettes d'immobilisations corporelles)

Les flux de trésorerie utilisés au cours de l'exercice 2007 reflètent essentiellement :

- l'acquisition des titres déposés en garantie des obligations de la Société en vertu de la nouvelle facilité de lettres de crédit de 4,3 milliards € (5,6 milliards $) consentie en décembre 2006 (la « nouvelle facilité de lettres de crédit ») (1,1 milliard $); et
- le paiement anticipé en vertu d'un contrat d'échange (150 millions $).

En partie contrebalancés par :

- la cession d'activités abandonnées, déduction faite des espèces cédées (161 millions $) (se reporter à la note 6 – Activités abandonnées et actifs détenus à des fins de vente, afférente aux états financiers consolidés).

Les flux de trésorerie pour l'exercice 2006 reflètent surtout la cession d'activités abandonnées, déduction faite de l'encaisse cédée (1,4 milliard $), et le produit du règlement d'un instrument financier dérivé avant son échéance (209 millions $).

Flux de trésorerie liés aux activités de financement

Les flux de trésorerie pour l'exercice 2007 reflètent surtout :

- l'émission, en novembre 2006, de 1,6 milliard €, (2,1 milliards $) et de 385 millions $ de billets de premier rang.

En partie contrebalancée par :

- le remboursement, avant leur échéance, de 220 millions $, et le rachat de 500 millions € (640 millions $) de billets de BC, ainsi que le rachat de 218 millions € (279 millions $) de l'encours de 500 millions € (640 millions $) de billets, en novembre 2006;
- les remboursements, à l'échéance, respectivement de 450 millions $ et de 200 millions $ CAN (176 millions $) de billets de BC en juin et juillet 2006; et
- les remboursements, à l'échéance, respectivement de 175 millions £ (305 millions $) et de 150 millions $ CAN (130 millions $) de débentures en février et décembre 2006.

Les flux de trésorerie utilisés pour l'exercice 2006 reflètent le remboursement net de dette à long terme (868 millions $).

Flux de trésorerie découlant des activités abandonnées

Les flux de trésorerie pour l'exercice 2007 reflètent surtout les flux de trésorerie liés aux activités d'exploitation (65 millions $).

Les flux de trésorerie utilisés au cours de l'exercice 2006 reflètent :

- les flux de trésorerie utilisés dans le cadre des activités de financement (586 millions $).

En partie contrebalancés par :

- les flux de trésorerie liés aux activités d'exploitation et d'investissement (146 millions $).

Par suite des éléments susmentionnés, les espèces et quasi-espèces totalisaient 2,6 milliards $ au 31 janvier 2007, en regard de 2,9 milliards $ au 31 janvier 2006.

CARNET DE COMMANDES

L'augmentation de 9,1 milliards $ découle :

- des nouvelles commandes supérieures aux revenus comptabilisés de Transport (5,2 milliards $) et Aéronautique (2,5 milliards $); et
- de l'incidence positive nette des rajustements de taux de change dans Transport (1,4 milliard $), attribuable surtout au raffermissement de l'euro et de la livre sterling par rapport au dollar américain au 31 janvier 2007 en regard du 31 janvier 2006.

CARNET DE COMMANDES
(aux 31 janvier, en milliards de dollars)


31,5
10,2
21,3
31,6
10,7
20,9
40,7
13,2
27,5
2005
2006
2007

Transport
Aéronautique

IV. RÉSULTATS DU QUATRIÈME TRIMESTRE

FAITS SAILLANTS

> BAIIA découlant des activités poursuivies de 372 millions $, comparativement à 306 millions $ avant éléments spéciaux (269 millions $ après éléments spéciaux) pour la période correspondante de l'exercice précédent.
> Bénéfice net de 112 millions $ (0,06 $ par action), par rapport à 86 millions $ (0,05 $ par action) pour la période correspondante de l'exercice précédent.
> Flux de trésorerie disponibles de 1,1 milliard $, une augmentation de 473 millions $ en regard de la période correspondante de l'exercice précédent.
> Remboursements de dette à long-terme de 2,3 milliards $ et émission de 1,6 milliard € (2,1 milliards $) et de 385 millions $ de billets de premier rang et clôture de la nouvelle facilité de lettres de crédit, dans le cadre d'un plan de refinancement pour offrir à la Société une flexibilité financière et opérationnelle accrue.

PRINCIPALES INFORMATIONS FINANCIÈRES TRIMESTRIELLES

Les principales informations financières étaient comme suit pour les trimestres terminés les 31 janvier :

			2007			2006
	BA	BT	TOTAL	BA	BT	TOTAL
Revenus	**2 558 $**	**1 829 $**	**4 387 $**	2 400 $	1 635 $	4 035 $
BAIIA découlant des activités poursuivies avant éléments spéciaux	**253 $**	**119 $**	**372 $**	197 $	109 $	306 $
Amortissement	**95**	**33**	**128**	90	56	146
BAII découlant des activités poursuivies avant éléments spéciaux	**158**	**86**	**244**	107	53	160
Éléments spéciaux	**–**	**–**	**–**	–	37	37
BAII découlant des activités poursuivies	**158 $**	**86 $**	**244**	107 $	16 $	123
Revenus de financement			**(48)**			(52)
Charges de financement			**118**			98
BAI découlant des activités poursuivies			**174**			77
Charge (recouvrement) d'impôts sur les bénéfices			**62**			(8)
Bénéfice découlant des activités poursuivies			**112**			85
Bénéfice découlant des activités abandonnées, après impôts			**–**			1
Bénéfice net			**112 $**			86 $
Bénéfice par action de base et dilué *(en dollars)* :						
Découlant des activités poursuivies			**0,06 $**			0,05 $
Bénéfice net			**0,06 $**			0,05 $
(en pourcentage des revenus)						
BAIIA découlant des activités poursuivies avant éléments spéciaux	**9,9 %**	**6,5 %**	**8,5 %**	8,2 %	6,7 %	7,6 %
BAII découlant des activités poursuivies avant éléments spéciaux	**6,2 %**	**4,7 %**	**5,6 %**	4,5 %	3,2 %	4,0 %
BAII découlant des activités poursuivies	**6,2 %**	**4,7 %**	**5,6 %**	4,5 %	1,0 %	3,0 %
BAI découlant des activités poursuivies			**4,0 %**			1,9 %
Flux de trésorerie disponibles			**1 120 $**			647 $

BA : Aéronautique; BT : Transport.

ANALYSE DES RÉSULTATS

Revenus

L'augmentation de 352 millions $ est surtout attribuable à :
- la hausse des revenus de matériel roulant (104 millions $);
- l'augmentation des revenus de fabrication des avions d'affaires (97 millions $); et
- l'accroissement du nombre de livraisons et la combinaison favorable pour les avions régionaux d'occasion (76 millions $).

En partie contrebalancés par :
- la baisse des revenus de fabrication des avions régionaux (99 millions $).

Marge BAIIA découlant des activités poursuivies avant éléments spéciaux

La progression de 0,9 point de pourcentage reflète surtout une marge BAIIA plus élevée de Aéronautique et de Transport.

La marge BAIIA plus élevée de Aéronautique est surtout attribuable à :
- l'augmentation du nombre total de livraisons, une combinaison favorable et une amélioration des prix de vente des avions d'affaires;
- un gain de 34 millions $ découlant du règlement d'un litige avec US Airways Group, Inc. et ses filiales; et à
- la hausse du nombre de livraisons de biturbopropulseurs.

En partie contrebalancés par :
- la baisse du nombre total de livraisons, des prix de vente et des marges pour les avions *CRJ700* et *CRJ900;*
- la diminution des marges sur les livraisons d'aménagements intérieurs des avions d'affaires à large fuselage; et par
- la baisse du nombre de livraisons d'appareils *CRJ200*.

Le BAIIA plus élevé de Transport est surtout attribuable au déploiement du programme d'amélioration des marges et de la qualité, axé sur l'approvisionnement, l'ingénierie et la gestion de projets.

Amortissement

La baisse de 18 millions $ est surtout due à une charge de dépréciation, constatée au cours du quatrième trimestre de l'exercice 2006, relativement à des marques de commerce.

Revenus de financement et dépenses de financement

Les dépenses nettes de financement ont totalisé 70 millions $, en regard de 46 millions $ pour la période correspondante de l'exercice précédent. Cette augmentation de 24 millions $ est essentiellement attribuable à :
- la hausse des intérêts débiteurs sur la dette à long terme (18 millions $);
- aux frais de financement liés au plan de refinancement (11 millions $); et
- au recul des revenus de financement provenant des portefeuilles de prêts et de créances liées aux contrats de location relativement à des portefeuilles de financement d'avions, qui correspond à la réduction du solde moyen de ces portefeuilles (11 millions $).

En partie contrebalancés par :
- les intérêts créditeurs sur les titres déposés en garantie (4 millions $); et
- une baisse de la charge de désactualisation liée à certaines mesures incitatives à la vente (4 millions $).

Éléments spéciaux

Les éléments spéciaux pour la période de trois mois terminée le 31 janvier 2006 ont trait au plan de restructuration de Transport lancé au cours de l'exercice 2005.

Impôts sur les bénéfices

Pour la période de trois mois terminée le 31 janvier 2007, le taux d'imposition effectif a été de 35,6 %, par rapport au taux d'imposition prévu par la loi de 32,8 %. Le taux effectif plus élevé que le taux prévu par la loi est surtout dû à la moins-value d'actifs d'impôts sur les bénéfices reportés, en partie contrebalancée par les écarts permanents et la variation nette des montants constatés au titre des économies fiscales liées aux pertes d'exploitation et aux écarts temporaires.

Pour la période de trois mois terminée le 31 janvier 2006, la Société a constaté un recouvrement d'impôts de 8 millions $ sur un BAI découlant des activités poursuivies de 77 millions $ par suite de l'incidence de l'accroissement des taux d'imposition adoptés au Québec sur des actifs d'impôts sur les bénéfices reportés et du raffermissement du dollar canadien par rapport au dollar américain.

Flux de trésorerie disponibles

L'augmentation de 473 millions $ est surtout attribuable aux :
- accroissements des flux de trésorerie disponibles de Aéronautique (301 millions $) et de Transport (213 millions $).

En partie contrebalancés par :
- l'incidence négative des impôts sur les bénéfices et des dépenses nettes de financement incluse dans la variation nette des soldes hors caisse liés à l'exploitation (41 millions $).

AÉRONAUTIQUE

BAII


2,5%
3,3%
3,9%
203
266
322
E2005
E2006
E2007

▭ *en millions de dollars*
▬ *en pourcentage des revenus*

COMMANDES NETTES D'AVIONS
en unités


288
302
363
159
128
219
81
274
87
E2005
E2006
E2007

Avions d'affaires
▭ *Avions régionaux*
▬ *Total, incluant les avions amphibies*

Aéronautique est un chef de file mondial dans la conception et la fabrication de produits d'aviation novateurs et la prestation de services connexes sur les marchés des avions d'affaires, des avions régionaux et des avions spécialisés. Aéronautique a des sites de production au Canada, aux États-Unis, au Royaume-Uni (Irlande du Nord) et, depuis peu, au Mexique. En outre, Aéronautique compte des centres de service d'entretien, des centres de service agréés, des centres de distribution et des dépôts de pièces de rechange, ainsi que plusieurs bureaux de vente et de commercialisation partout dans le monde. Aéronautique est présent dans 20 pays et compte des effectifs de quelque 27 000 employés.

ÉNONCÉS PROSPECTIFS

Les énoncés prospectifs de la section Aéronautique du présent rapport sont fondés sur :

> *une croissance stable du produit intérieur brut en dollars constants (« PIB ») et une hausse des profits des sociétés aux États-Unis et dans les marchés internationaux;*
> *le carnet de commandes fermes actuel et les commandes futures estimatives selon :*
  – *une demande semblable d'avions d'affaires (définie comme les commandes) sur le marché américain et une croissance continue de la demande des marchés internationaux;*
  – *une demande soutenue de biréacteurs et biturbopropulseurs régionaux de plus grande taille; et*
  – *la croissance prévue des services du marché de l'après-vente.*
> *le déploiement et l'exécution continus d'initiatives stratégiques liées à la réduction des coûts.*

363
commandes nettes

Carnet de commandes de
13,2 $
milliards

BAII de
322 $
millions

FAITS SAILLANTS

> 363 commandes nettes et 326 livraisons d'avions neufs, contre respectivement 302 et 337 pour l'exercice précédent.

> Carnet de commandes de 13,2 milliards $, en regard de 10,7 milliards $ au 31 janvier 2006.

> BAII de 322 millions $ ou 3,9 % des revenus, en regard de 266 millions $ ou 3,3 % des revenus pour l'exercice précédent.

> Flux de trésorerie disponibles de 814 millions $, comparativement à 900 millions $ pour l'exercice précédent.

> Le 19 février 2007, Aéronautique a lancé le biréacteur régional *CRJ1000* conçu spécifiquement pour répondre au besoin croissant des transporteurs aériens en biréacteurs offrant jusqu'à 100 sièges.

I. PROFIL

MARCHÉ

Avions d'affaires

Le marché des avions d'affaires se divise en deux segments: les appareils à fuselage étroit et les appareils à large fuselage, selon la taille de la cabine, la distance franchissable et le prix des appareils. Les avions à fuselage étroit se subdivisent en quatre catégories distinctes: les appareils très légers, légers, légers-supérieurs et intermédiaires. Les avions à large fuselage se subdivisent en cinq catégories distinctes: les appareils super-intermédiaires, grands, supergrands, très long-courriers et les navettes d'entreprise. Aéronautique livre concurrence dans huit des neuf catégories, de l'appareil léger à la navette d'entreprise, qui, en fonction des revenus, représentaient 97 % du marché total des avions d'affaires pour l'année civile 2006.

Selon un rapport publié par la General Aviation Manufacturers Association (« GAMA ») le 9 février 2007, les livraisons de tous les types d'avions d'affaires se sont accrues au cours de l'année civile 2006, menant ainsi à un nouveau sommet de l'industrie au chapitre de la facturation. D'après ce rapport, 798 avions d'affaires, allant de la catégorie des appareils légers à celle des navettes d'entreprise, ont été livrés au cours de l'année civile 2006, en regard de 679 au cours de l'année civile 2005, ce qui bat le record précédent de 695 atteint au cours de l'année civile 2000. Au cours de l'année civile 2006, Aéronautique a livré 213 avions d'affaires, comparativement à 188 au cours de l'année civile 2005. Le rapport confirme que Aéronautique est le chef de file du marché des avions d'affaires en fonction des revenus et qu'il détient une part de marché de 27 % fondée sur le nombre de livraisons dans les catégories où il livre concurrence. L'information recueillie auprès de GAMA et d'autres sources n'est généralement disponible que par année civile.

Les revenus tirés de la fabrication d'avions d'affaires ont représenté 47 % du total des revenus de Aéronautique pour l'exercice 2007, en regard de 41 % pour l'exercice 2006. Aéronautique compte sept concurrents dans les catégories d'avions d'affaires où il livre concurrence.

Avions régionaux

Les transporteurs aériens régionaux exploitent habituellement des avions régionaux (biréacteurs et biturbopropulseurs) d'une capacité allant jusqu'à 100 sièges sur les liaisons intérieures et régionales. Les grandes sociétés aériennes exploitent généralement des avions de plus de 100 sièges sur des liaisons intérieures et internationales. Les transporteurs régionaux alimentent les plates-formes de correspondances des grandes sociétés aériennes dans le monde et fournissent des services de liaisons directes à fréquence élevée traditionnellement assurés par les grandes sociétés aériennes. D'après des données accessibles au public, un total de 245 avions régionaux offrant jusqu'à 100 sièges ont été livrés dans le monde au cours de l'année civile 2006, en regard de 288 avions régionaux au cours de l'année civile 2005. La demande sur le marché continue de se déplacer des biréacteurs et biturbopropulseurs régionaux de plus petite taille vers ceux de plus grande taille.

En réponse à la préférence du marché pour des avions régionaux de plus grande taille, Aéronautique a lancé, le 19 février 2007, l'appareil *CRJ1000* de 100 sièges. Aéronautique offre maintenant une gamme complète de biréacteurs et biturbopropulseurs régionaux, offrant de 37 à 100 sièges. Au cours de l'année civile 2006, Aéronautique a livré 126 avions régionaux, comparativement à 153 au cours de l'année civile 2005, ce qui lui a valu une part de marché de 61 % dans les marchés dans lesquels il a un produit en service. Aéronautique a un concurrent important dans le marché des biréacteurs régionaux, et un autre dans le marché des biturbopropulseurs. Les revenus tirés de la fabrication d'avions régionaux ont représenté 26 % du total des revenus de Aéronautique au cours de l'exercice 2007, en regard de 33 % au cours de l'exercice 2006.

PRODUITS ET SERVICES

Le portefeuille de produits de Aéronautique comprend une gamme complète d'avions d'affaires, de biréacteurs et biturbopropulseurs régionaux et d'avions amphibies. Le tableau ci-dessous présente les principaux produits et services des unités d'affaires :

AVIONS D'AFFAIRES	AVIONS RÉGIONAUX	SERVICES À L'AVIATION ET PROGRAMME DU NOUVEL AVION COMMERCIAL	FLEXJET ET SKYJET
BIRÉACTEURS D'AFFAIRES À FUSELAGE ÉTROIT - *Learjet 40/40 XR* - *Learjet 45/45 XR* - *Learjet 60/60 XR* BIRÉACTEURS D'AFFAIRES À LARGE FUSELAGE - *Challenger 300* - *Challenger 604/605* - *Bombardier Global 5000* - *Global Express XRS* - Série *Challenger 800*	BIRÉACTEURS RÉGIONAUX - *CRJ200* - *CRJ700* - *CRJ705* - *CRJ900* - *CRJ1000*[1] BITURBOPROPULSEURS - *Q200* - *Q300* - *Q400*	- Logistique des pièces - Entretien d'avions - Formation à l'aviation commerciale - Formation à l'aviation militaire - Avions amphibies - Solutions d'avions spécialisés	- Programme de multipropriété - Programmes donnant droit à des heures de vol

1 Programme lancé le 19 février 2007.

CLIENTS

Les clients de Aéronautique sont essentiellement des personnes ou des entreprises, dont la valeur nette est élevée, pour les avions d'affaires, et des transporteurs régionaux pour les avions régionaux. Les clients de Aéronautique sont établis dans plus de 70 pays, les États-Unis représentant 48 % du total des revenus de Aéronautique au cours de l'exercice 2007. Les facteurs concurrentiels pour ces deux types d'avion comprennent le prix de l'appareil et ses coûts d'exploitation, la qualité et la fiabilité du produit, la taille et le confort de la cabine, la distance franchissable et la vitesse de l'avion, et le soutien des produits et services.

II. CONTEXTE COMMERCIAL

CONJONCTURE DE L'EXERCICE 2007

Avions d'affaires

La progression de la demande dans le marché des avions d'affaires s'est poursuivie au cours de l'exercice 2007. Les conditions économiques sous-jacentes qui influent sur la demande d'avions d'affaires, notamment la croissance du PIB et les profits des sociétés, sont demeurées saines au cours de l'année. En outre, les économies émergentes des pays d'Europe de l'Est, dont la Russie, et l'appréciation de l'euro par rapport au dollar américain ont soutenu une demande internationale plus forte, au point où les marchés internationaux (non américains) ont représenté environ 50 % du marché mondial fondé sur les commandes au cours de l'année civile 2006, comparativement à environ 45 % au cours de l'année civile 2005.

La concurrence entre fabricants s'est accentuée ces dernières années, car de nouveaux participants sont entrés sur les divers segments de marché. Au cours de l'année civile 2006, des concurrents ont lancé deux nouveaux produits et six produits dérivés sur le marché des avions d'affaires. Aéronautique entend par produit dérivé un avion doté d'une cabine aux mêmes dimensions que celle de son prédécesseur, mais avec des modifications importantes de sa structure ou de ses systèmes (fuselage plus long, nouveau cockpit, nouveau moteur ou nouvelles ailes). Au cours de l'exercice 2007, deux produits dérivés de Aéronautique ont été mis en service, les appareils *Challenger 605* et *Learjet 40 XR*, et un troisième nouveau produit dérivé, l'appareil *Learjet 60 XR*, sera mis en service au cours du premier semestre de l'exercice 2008. Les prix des avions d'affaires neufs continuent de se raffermir par suite de la hausse de la demande combinée avec la stabilité des stocks d'avions d'affaires d'occasion disponibles à la vente. L'accroissement de la demande à l'égard des programmes de multipropriété et des programmes donnant droit à des heures de vol a également eu un effet positif sur la demande d'avions d'affaires.

Avions régionaux

Selon un rapport publié par *Airline Monitor* de janvier-février 2007, après cinq ans de pertes importantes, l'industrie mondiale du transport aérien a affiché des résultats au seuil de la rentabilité pour l'année civile 2006 et devrait réaliser des profits pour l'année civile 2007. Les grandes sociétés aériennes continuent de mettre l'accent sur la réduction des coûts en réponse aux prix élevés du carburant et à la baisse des rendements (soit les revenus moyens par passager sur les revenus passagers-kilomètres), en partie causée par l'accroissement du nombre de transporteurs à prix modiques dans la plupart des régions du monde. Par conséquent, la demande d'avions neufs s'est déplacée des avions régionaux de plus petite taille vers ceux de plus grande taille, offrant un plus grand nombre de sièges et des coûts unitaires (sièges-kilomètres) plus faibles. Étant donné les économies supérieures offertes par les biturbopropulseurs, qui consomment moins de carburant et dont les coûts d'entretien sont inférieurs à ceux des biréacteurs de taille similaire pour les vols court-courriers jusqu'à 500 milles marins, ce segment a enregistré une hausse importante de ses commandes mondiales ces dernières années.

Les grandes sociétés aériennes ont été obligées de réduire davantage leurs coûts tout en maintenant leurs réseaux. Par conséquent, il est prévu que les grandes sociétés aériennes continueront d'impartir les liaisons courte distance et à faible densité à des exploitants à coûts plus faibles, représentés actuellement par leurs transporteurs régionaux partenaires. Vu cette approche, les grandes sociétés aériennes peuvent maintenir la fréquence et l'horaire des liaisons qui ne sont pas autrement rentables avec leurs propres avions. Les clauses de portée des conventions collectives de pilotes aux États-Unis continuent également de s'assouplir, de sorte qu'un plus grand nombre d'avions régionaux de plus grande taille peuvent être pilotés par les pilotes des affiliés régionaux des grandes sociétés aériennes grâce à une entente de partage de codes. Cela permet aux grandes sociétés aériennes et aux transporteurs régionaux de livrer concurrence plus efficacement dans un contexte de faible rendement.

La demande internationale d'avions régionaux (biréacteurs et biturbopropulseurs) de grande taille augmente, tandis que les sociétés aériennes européennes continuent d'agrandir leur flotte d'avions de ce type. Les économies émergentes contribuent elles aussi à la croissance des transporteurs régionaux, employant à la fois des avions neufs et des avions d'occasion. En outre, la disponibilité de biréacteurs régionaux de 50 sièges sur les marchés secondaires a aidé Aéronautique à développer de nouveaux marchés comme le Mexique, l'Inde et la Russie.

Services à l'aviation

L'industrie a enregistré une augmentation globale de la demande de services à l'aviation, qui est influencée par un certain nombre de facteurs, dont les suivants : la taille et le vieillissement des flottes, une augmentation globale de l'utilisation des appareils et une tendance vers l'impartition des activités liées à l'entretien, aux réparations et à la révision. Les activités de rationalisation entreprises par de nombreux transporteurs régionaux ont aussi offert des occasions d'affaires pour les services d'entretien d'avions. En outre, le nombre accru de livraisons d'avions d'affaires au cours de l'exercice 2007 a eu un effet positif sur les services de formation à l'aviation commerciale.

Se reporter à la section Inducteurs de marché pour plus de détails.

TENDANCES PRÉVUES

Croissance économique

Une économie forte affichant une croissance stable du PIB et une hausse des profits des sociétés se traduisent habituellement par un accroissement de la demande d'avions. D'après les données fournies par Global Insight, Inc. en janvier 2007, les taux de croissance du PIB aux États-Unis et à l'échelle mondiale devraient s'établir respectivement à 2,3 % et 3,3 % pour l'année civile 2007, comparativement à respectivement 3,3 % et 3,9 % pour l'année civile 2006. Au cours des trois prochaines années, le PIB américain et le PIB mondial devraient augmenter à un taux annuel moyen respectivement de 3,0 % et 3,5 %. Les taux de croissance du PIB pour les marchés émergents comme la Chine, l'Inde et les pays d'Europe de l'Est devraient demeurer fermes au cours des prochaines années.

Dans ce contexte, Aéronautique s'attend à ce que la demande reste forte, surtout sur les marchés internationaux des avions d'affaires. Aéronautique prévoit une demande soutenue de biréacteurs et biturbopropulseurs régionaux de plus grande taille.

Avions d'affaires

Selon une enquête effectuée par Honeywell et datée d'août 2006, les prévisions mondiales annuelles relativement à toutes les catégories d'avions d'affaires, sauf celle des navettes d'entreprise, sont de 1085 livraisons en moyenne de 2006 à 2016, pour une valeur estimative totale de 195 milliards $. Ces livraisons annuelles moyennes se sont établies à 817 au cours de l'année civile 2006. De plus, l'enquête prévoit que le pourcentage de propriétaires actuels ayant l'intention d'acheter un avion d'affaires neuf au cours des cinq prochaines années est plus élevé à l'étranger qu'aux États-Unis. Les marchés émergents en Chine, en Inde et dans les pays d'Europe de l'Est offrent les meilleures possibilités d'expansion des activités d'avions d'affaires et des infrastructures connexes. Dans les segments de marché où Aéronautique est présent, la concurrence devrait s'intensifier, car les avionneurs offrent de nouveaux produits ou des produits dérivés pour stimuler la demande.

Les coûts énergétiques toujours élevés et l'introduction possible de frais d'utilisation (frais imposés à ceux qui utilisent le système de contrôle aérien, peu importe la taille de l'appareil) aux États-Unis pourraient freiner la demande d'avions d'affaires à court ou moyen terme. Par contre, l'arrivée d'un grand nombre de nouveaux biréacteurs d'entrée de gamme et le développement du concept de taxi aérien ouvriront le marché à bon nombre de nouveaux clients.

Avions régionaux

Selon les données fournies par Global Insight, Inc. en décembre 2005, la moyenne sur vingt ans du taux de croissance annuelle du PIB à l'échelle mondiale devrait graviter autour de 3,1 %. D'après ce taux de croissance, Aéronautique prévoit que la capacité mondiale de transport aérien, soit les sièges-kilomètres offerts, va plus que doubler. De 2006 à 2025, Aéronautique prévoit donc 5200 livraisons d'avions régionaux de 20 à 100 sièges, d'une valeur estimative totale de 150 milliards $, ce qui représente des livraisons annuelles moyennes de 260 appareils, comparativement à 245 au cours de l'année civile 2006. L'Amérique du Nord (soit les États-Unis et le Canada) et l'Europe continueront de représenter les marchés les plus importants. Le taux de croissance le plus élevé de la capacité est prévu en Chine et en Inde.

En Europe, la combinaison d'un environnement très concurrentiel et de l'importance grandissante des questions environnementales obligera les sociétés aériennes à maintenir des avions modernes et efficaces par des renouvellements réguliers de leur flotte. Aux États-Unis, les clauses de portée des pilotes continuent d'évoluer afin de permettre graduellement l'intégration d'avions de plus grande taille chez les transporteurs régionaux. À moyen terme, l'assouplissement de la portée semble s'orienter des avions de 50 sièges vers les avions de 100 sièges. Ces modifications se feront progressivement sentir dans l'industrie au cours des prochaines années.

Se reporter à la section Inducteurs de marché pour plus de détails.

PRINCIPAUX FACTEURS DE SUCCÈS

Les principaux facteurs de succès dans le contexte commercial actuel incluent :

- la performance concurrentielle des produits et services existants dans des segments de marché ciblés;
- les améliorations novatrices des produits et des services;
- la capacité d'offrir une expérience client extraordinaire à tous les points de contact;
- l'accroissement de la présence sur les marchés émergents; et
- une organisation efficace sur le plan des coûts et une main-d'œuvre motivée et qualifiée.

III. OBJECTIFS ET STRATÉGIES

L'objectif financier principal de Aéronautique consiste à poursuivre la mise en œuvre de son plan visant à porter le BAII à 8 % d'ici trois ans. Le plan repose sur trois priorités, qui ont été communiquées à l'échelle de l'entreprise et qui sont comprises et peuvent être appliquées par les employés à tous les échelons de l'organisation :

- s'assurer de la participation de tous les employés et leur offrir un environnement de travail sécuritaire et gratifiant;
- offrir une expérience client extraordinaire; et
- réduire les frais d'exploitation en éliminant le gaspillage sous toutes ses formes.

Le tableau suivant présente ces priorités, ainsi que les réalisations accomplies au cours de l'exercice 2007 et les mesures prévues pour l'exercice 2008 pour chacune de ces priorités :

PRIORITÉS DE AÉRONAUTIQUE	RÉALISATIONS DE 2007	MESURES PRÉVUES POUR 2008
S'assurer de la participation de tous les employés et leur offrir un environnement de travail sécuritaire et gratifiant	PARTICIPATION DES EMPLOYÉS > Déploiement du programme « Atteindre l'excellence », processus permettant aux employés de comparer la performance de leur équipe aux normes les plus élevées de l'industrie et d'élaborer des plans d'action pour atteindre ces normes. - Majorité des employés certifiés au niveau Bronze, premier des cinq niveaux du programme. - Accroissement de la satisfaction des employés par suite du programme, comme le valide le sondage annuel.	PARTICIPATION DES EMPLOYÉS > Obtention par tous de la certification Bronze du programme « Atteindre l'excellence » et engagement de tous les employés dans le processus pour atteindre le prochain niveau de certification (Argent), autre étape vers la réalisation d'une performance de classe mondiale.
	GESTION DES TALENTS > Poursuite du déploiement et de l'amélioration des processus de gestion des talents, des programmes de formation et des outils de planification de la relève.	GESTION DES TALENTS > Développement plus poussé d'outils et de processus.
	SANTÉ ET SÉCURITÉ > Mise en œuvre de nouveaux programmes et de nouvelles pratiques menant à la réduction de la fréquence et de la gravité des accidents de travail.	SANTÉ ET SÉCURITÉ > Rehaussement des normes de santé et de sécurité du travail et application des meilleures pratiques dans tous les sites de fabrication.

PRIORITÉS DE AÉRONAUTIQUE	RÉALISATIONS DE 2007	MESURES PRÉVUES POUR 2008
Offrir une expérience client extraordinaire	RÉORGANISATION/RESTRUCTURATION > Réorganisation des entités de logistique des pièces et des centres de service sous la direction d'un nouveau cadre supérieur. > Changement important au sein de la direction de l'exploitation dans les postes en interaction avec les clients clés.	LIVRAISON À TEMPS > Poursuite de la réduction du temps de cycle et amélioration des processus pour l'aménagement intérieur des avions à large fuselage.
	SERVICE À LA CLIENTÈLE > Ajout de représentants du service sur place et agrément d'établissements de maintenance en ligne dans le réseau de service. > Mise en place des activités 24 heures sur 24, sept jours sur sept à tous les centres de service de Aéronautique. > Agrandissement du centre de service à Dallas.	SERVICE À LA CLIENTÈLE > Lancement des centres de service à la clientèle intégrés ouverts 24 heures sur 24, sept jours sur sept et offrant des services pour les avions immobilisés au sol aux clients d'avions d'affaires. > Ajout d'établissements au réseau mondial de centres de service et d'entretien agréés. > Lancement du service spécialisé de livraison de pièces pour avions immobilisés au sol, en faisant appel à la flotte de *Flexjet* (« Parts Express »).
	DISPONIBILITÉ DES PIÈCES > Optimisation des niveaux des stocks de pièces–plus particulièrement les pièces dont la demande est élevée pour tous les modèles en production.	DISPONIBILITÉ DES PIÈCES > Poursuite de la stratégie de déploiement des stocks de pièces.
Réduire les frais d'exploitation en éliminant le gaspillage sous toutes ses formes	STRATÉGIE DE SÉLECTION DES FOURNISSEURS > Établissement de stratégies pour la chaîne d'approvisionnement selon les principaux types de produits de base. > Mise en place d'équipes multidisciplinaires conjointes avec des fournisseurs clés pour relever les activités sans valeur ajoutée de la chaîne d'approvisionnement. > Établissement de nouvelles sources d'aluminium de qualité aéronautique (dont une en Russie) pour Bombardier et les fournisseurs retenus.	STRATÉGIE DE SÉLECTION DES FOURNISSEURS > Poursuite de la recherche de stratégies pour la chaîne d'approvisionnement selon les types de produits de base. > Déploiement des équipes multidisciplinaires chez d'autres fournisseurs. > Atténuation des pressions inflationnistes sur le coût des composants et obtention de l'engagement des fournisseurs à améliorer l'efficacité.
	STRATÉGIE INDUSTRIELLE > Achèvement d'une évaluation détaillée du réseau industriel et réévaluation des décisions de fabriquer ou d'acheter et des lieux de production des composants clés. > Démarrage de la production de harnais électriques et de composants aéronautiques structuraux à l'usine de Querétaro, au Mexique. > Transfert de la production du fuselage du biturbopropulseur *Q400*, des gouvernes de vol et des pièces de Mitsubishi Heavy Industries aux établissements de Aéronautique au Mexique, à Belfast et au Canada et à Shenyang Aircraft Corporation en Chine.	STRATÉGIE INDUSTRIELLE > Accélération de la production de harnais électriques à l'usine au Mexique. > Accélération de la production de composants aéronautiques structuraux transférée en Chine et à l'usine au Mexique. > Poursuite de l'exécution réussie des transferts de la production des principaux composants aéronautiques structuraux en Chine et au Mexique. > Poursuite de l'étude sur le potentiel de fabrication futur dans des pays stratégiques.
	PRODUCTION RATIONALISÉE > Mise en œuvre d'initiatives de production rationalisée aux établissements de Montréal et de Belfast, menant à des améliorations au chapitre des coûts, de la qualité et de la stabilité du calendrier.	PRODUCTION RATIONALISÉE > Poursuite de la détermination des améliorations possibles sur tout le réseau de fabrication.
	IMPARTITION DES PROCESSUS > Poursuite de l'accélération de l'activité au centre d'ingénierie en Inde.	

IV. ANALYSE DES RÉSULTATS

Les résultats de Aéronautique ont été les suivants pour les exercices :

	2007	2006
Revenus		
Fabrication :		
Avions d'affaires[1]	**3 858 $**	3 330 $
Avion régionaux[1]	**2 122**	2 690
Autres	**400**	332
Total des revenus de fabrication	**6 380**	6 352
Services[2]	**1 293**	1 208
Autres[3]	**557**	527
Total des revenus	**8 230**	8 087
Coût des ventes	**7 013**	6 925
Marge	**1 217**	1 162
Frais d'exploitation[4]	**486**	490
BAIIA	**731**	672
Amortissement	**409**	406
BAII	**322 $**	266 $
(en pourcentage du total des revenus)		
Marge	**14,8 %**	14,4 %
BAIIA	**8,9 %**	8,3 %
BAII	**3,9 %**	3,3 %

1 À compter du premier trimestre de l'exercice 2007, les commandes, les livraisons et les revenus de la catégorie des navettes d'entreprise, représentée par les appareils de série *Challenger 800*, ont été reclassés des avions régionaux aux avions d'affaires.
2 Comprennent les revenus liés à la logistique des pièces, aux activités de service du programme de multipropriété et des programmes donnant droit à des heures de vol, à l'entretien d'avions, à la formation à l'aviation commerciale et à la formation à l'aviation militaire.
3 Comprennent surtout les ventes d'avions d'occasion.
4 Comprennent les frais de vente et d'administration ainsi que les frais de recherche et de développement.

Le nombre total de livraisons d'avions a été comme suit pour les exercices :

	2007	2006[1]
Avions d'affaires (y compris ceux du programme de multipropriété[2])	**212**	197
Avions régionaux	**112**	138
Avions amphibies	**2**	2
	326	337

1 Onze livraisons de la catégorie des navettes d'entreprise ont été reclassées pour l'exercice 2006 des avions régionaux aux avions d'affaires.
2 Une livraison d'avion est comprise dans le tableau ci-dessus lorsque l'équivalent de toutes les parts d'un modèle d'avion a été vendu à des clients externes.

Aéronautique prévoit une augmentation du nombre total de livraisons d'avions pour l'exercice 2008.

LIVRAISONS D'AVIONS
en unités


329
337
326
131
197
138
197
112
212
E2005
E2006
E2007

Avions d'affaires
Avions régionaux
Total, incluant les avions amphibies

Revenus de fabrication

L'augmentation de 28 millions $ est surtout attribuable à :

- l'augmentation du nombre total de livraisons, une combinaison favorable et l'amélioration des prix de vente des avions d'affaires (528 millions $); et à
- la progression des revenus tirés de la multipropriété et la hausse des revenus liés aux activités de sous-traitance externe (64 millions $).

En partie contrebalancées par :

- la baisse du nombre total de livraisons et la diminution des prix de vente des avions régionaux (568 millions $).

Revenus liés aux services

L'augmentation de 85 millions $ est surtout attribuable à :

- l'augmentation des revenus tirés de la vente de pièces de rechange (70 millions $);
- la progression du niveau d'activités de service du programme de multipropriété et des programmes donnant droit à des heures de vol (51 millions $); et à
- la hausse des revenus tirés des services d'entretien d'avions et de formation (29 millions $).

En partie contrebalancées par :

- la baisse des revenus tirés de la formation à l'aviation militaire, attribuable principalement à l'atteinte de jalons importants dans un contrat au cours de l'exercice 2006 (77 millions $).

Autres revenus

L'augmentation de 30 millions $ est surtout attribuable à :

- la hausse du nombre de livraisons et la combinaison favorable des avions régionaux d'occasion (71 millions $).

En partie contrebalancées par :

- la baisse du nombre de livraisons et une combinaison défavorable des avions d'affaires d'occasion (29 millions $).

Marge en pourcentage

La progression de 0,4 point de pourcentage est essentiellement attribuable à :

- la hausse générale du nombre de livraisons, la combinaison favorable et l'amélioration des prix de vente des avions d'affaires;
- la baisse des coûts des mesures incitatives à la vente en raison de l'amélioration de la situation financière de certains clients américains; et à
- l'augmentation du nombre de livraisons de biturbopropulseurs.

En partie contrebalancées par :

- la baisse du nombre de livraisons d'appareils *CRJ200* (une livraison au cours de l'exercice 2007, en regard de 36 livraisons au cours de l'exercice 2006);
- la charge nette au titre de l'excédent sur les coûts moyens de production, y compris l'incidence nette d'une charge découlant de l'alignement des dates d'achèvement aux fins comptables des programmes d'avions *CRJ700* et *CRJ900* et des réductions de coûts pour les avions d'affaires et les appareils de série *CRJ*, qui ont mené à une révision des estimations de coûts;
- la diminution du nombre total de livraisons, des prix de vente et des marges pour les appareils *CRJ700* et *CRJ900*; et par
- la baisse des marges sur les livraisons d'aménagements intérieurs d'avions d'affaires à large fuselage.

La marge en pourcentage pour l'exercice 2007 a également profité des éléments non récurrents suivants (voir la section Avions régionaux pour de plus amples détails) :

- un gain de 84 millions $ découlant du règlement avec Mitsubishi Heavy Industries of Japan (« MHI »);
- un gain de 34 millions $ découlant du règlement d'un litige avec US Airways Group, Inc. et ses filiales; et
- l'incidence négative de 19 millions $ des coûts d'indemnités de départ et autres coûts de cessation d'emploi pour départ involontaire.

Frais d'exploitation

La diminution de 4 millions $ est essentiellement attribuable à :

- la baisse des frais de recherche et développement liés à l'évaluation du programme *CSeries* (55 millions $).

En partie contrebalancée par :

- la hausse des frais de recherche et de développement, surtout liés au lancement du programme *CRJ1000* et au développement de nouvelles technologies à l'égard des matériaux composites (39 millions $); et par
- l'augmentation des frais de vente et de commercialisation liés aux avions d'affaires (12 millions $).

Amortissement
L'augmentation de 3 millions $ est essentiellement attribuable à la hausse de l'amortissement de l'outillage des programmes en raison de l'accroissement des dépenses d'outillage liées aux récents programmes (se reporter à la section Information sur les programmes ci-après pour plus de renseignements).

FLUX DE TRÉSORERIE DISPONIBLES

Les flux de trésorerie disponibles de Aéronautique ont été comme suit pour les exercices:

	2007	2006
BAII	322 $	266 $
Éléments hors caisse:		
Amortissement		
Outillage des programmes	269	254
Autres	140	152
Perte à la cession d'immobilisations corporelles	–	10
Rémunération à base d'actions	8	4
Variation nette des soldes hors caisse liés à l'exploitation	292	381
Acquisitions d'immobilisations corporelles, montant net	(217)	(167)
Flux de trésorerie disponibles	814 $	900 $

La diminution de 86 millions $ est surtout attribuable à:
- l'écart négatif d'un exercice à l'autre de la variation nette des soldes hors caisse liés à l'exploitation (89 millions $) (voir l'explication ci-après); et à
- la hausse du montant net des acquisitions d'immobilisations corporelles (50 millions $), par suite de l'achat d'outillage pour le programme d'avions *CRJ700*, auparavant visé par un contrat de location-exploitation.

En partie contrebalancés par:
- la hausse des flux de trésorerie liés aux activités d'exploitation avant la variation nette des soldes hors caisse liés à l'exploitation (53 millions $).

Variation nette des soldes hors caisse liés à l'exploitation
Pour l'exercice 2007, le montant de 292 millions $ découle principalement de la diminution du financement d'avions et de l'augmentation des créditeurs et frais courus.

Pour l'exercice 2006, le montant de 381 millions $ est principalement attribuable à la diminution du financement d'avions, en partie compensée par un accroissement des débiteurs.

INFORMATION SUR LES PROGRAMMES

La valeur comptable de l'excédent sur les coûts moyens de production inclus dans les Stocks et la valeur comptable des coûts de l'outillage des programmes compris dans les Immobilisations corporelles étaient comme suit aux 31 janvier:

	2007			2006		
FAMILLE DE PROGRAMMES	EXCÉDENT SUR LES COÛTS MOYENS DE PRODUCTION	OUTILLAGE DES PROGRAMMES	TOTAL	EXCÉDENT SUR LES COÛTS MOYENS DE PRODUCTION	OUTILLAGE DES PROGRAMMES	TOTAL
Avions d'affaires						
Série *Learjet*	163 $	89 $	252 $	221 $	111 $	332 $
Challenger 300	122	380	502	140	414	554
Challenger 604/605	–	56	56	–	38	38
Série *Global*	245	268	513	319	351	670
Avions régionaux						
Série *CRJ*	–	403	403	54	413	467
Série Q	–	80	80	23	64	87
	530 $	1 276 $	1 806 $	757 $	1 391 $	2 148 $

EXCÉDENT SUR LES COÛTS MOYENS DE PRODUCTION
(aux 31 janvier, en millions de dollars)


919
137
782
757
77
680
530
530
2005
2006
2007

Avions d'affaires
Avions régionaux

Le recul de l'excédent sur les coûts moyens de production est essentiellement attribuable au fait que tous les programmes ont atteint le point où le coût unitaire réel est inférieur au coût unitaire moyen constaté dans le Coût des ventes. La diminution nette de 227 millions $ du solde de l'excédent sur les coûts moyens de production pour l'exercice 2007 est principalement attribuable à une charge nette de 277 millions $, ou 3,4 % du total des revenus, en partie contrebalancée par une hausse de 50 millions $ relativement à l'achat d'outillage auparavant visé par un contrat de location-exploitation pour le programme d'avions *CRJ700*. Pour l'exercice 2006, la diminution nette de 162 millions $ du solde de l'excédent sur les coûts moyens de production a représenté une charge de 2,0 % du total des revenus.

La diminution de 115 millions $ de l'outillage des programmes est principalement attribuable à l'avantage tiré de l'optimisation d'investissements antérieurs dans les plateformes de produits, ce qui a donné lieu à un investissement dans les programmes en développement ou dans les phases initiales de production inférieur à l'amortissement des programmes en production. Cette baisse a été en partie compensée par une augmentation de l'outillage des programmes par suite du transfert de la production de certains composants des biturbopropulseurs *Q400* de MHI à Aéronautique, ainsi que de l'achat de l'outillage lié au programme d'avions *CRJ700* auparavant visé par un contrat de location-exploitation. L'amortissement de l'outillage des programmes s'est élevé à 269 millions $ pour l'exercice 2007, en regard de 254 millions $ pour l'exercice 2006.

Le tableau ci-dessous présente la quantité d'avions des programmes aux fins comptables et le nombre de livraisons restantes des programmes comportant un solde de l'excédent sur les coûts moyens de production au 31 janvier 2007 :

FAMILLE DE PROGRAMMES	QUANTITÉ D'AVIONS DES PROGRAMMES AUX FINS COMPTABLES	NOMBRE DE LIVRAISONS RESTANTES
Série *Learjet*	600	222
Challenger 300	300	158
Série *Global*	450	222

DÉVELOPPEMENT DE PRODUITS

Au cours de l'exercice 2007, Aéronautique a investi 329 millions $ dans le développement de produits, ou 5,2 % des revenus de fabrication, comparativement à 338 millions $, ou 5,3 %, pour l'exercice 2006.

Les frais de développement de produits ont compris ce qui suit pour les exercices :

	2007	2006
Outillage des programmes[1]	**160 $**	138 $
Modifications aux programmes et ingénierie[2]	**91**	108
Recherche et développement[3]	**78**	92
	329 $	338 $

1 Capitalisés dans Immobilisations corporelles.
2 Inclus dans Coût des ventes.
3 Inclus dans Recherche et développement.

Les frais de développement des produits ont été plus faibles au frais de l'exercice 2007, surtout à cause d'une diminution des frais de recherche et de développement liée à l'évaluation du programme *CSeries* et d'une réduction des dépenses liées aux modifications des programmes et à l'ingénierie pour les avions régionaux et les avions d'affaires, en partie contrebalancées par une augmentation des frais de recherche et de développement liés au lancement du programme d'avions *CRJ1000* annoncé le 19 février 2007.

Aéronautique participe à un programme de recherche national de trois ans au Royaume-Uni visant à développer et à valider les technologies qui devraient mener à une nouvelle génération d'ailes d'avion. Aéronautique se concentrera surtout sur le développement de technologies à l'égard des matériaux composites, dont les techniques de design et d'analyse, la simulation et la modélisation, le choix des matériaux et les procédés de fabrication de pointe.

Évaluation du programme CSeries

Aéronautique évalue la viabilité du programme *CSeries*, pour cibler le segment inférieur du marché des avions de 100 à 149 sièges.

Aéronautique continue de raffiner son plan d'affaires relatif au programme d'avions *CSeries*, et les discussions avec un nombre limité de partenaires internationaux progressent. L'équipe responsable du programme continue d'optimiser la configuration des avions afin de répondre aux exigences des clients à l'égard d'un appareil de ligne plus économique, plus polyvalent et davantage axé sur les passagers. Les nouveautés à l'étude comprennent une plus grande utilisation de matériaux composites pour les ailes et le fuselage et une technologie motrice de dernière génération, qui pourrait procurer jusqu'à 15 % d'efficacité carburant de plus par rapport à la technologie existante des avions actuellement en production. L'intérêt renouvelé des clients et des fournisseurs renforce la confiance de Aéronautique dans le segment inférieur du marché des avions de 100 à 149 sièges. La date cible pour la mise en service serait 2013.

CARNET DE COMMANDES

La valeur du carnet de commandes de Aéronautique était comme suit aux 31 janvier:

(en milliards de dollars)	**2007**	2006
Programmes d'avions	**12,2 $**	9,6 $
Formation à l'aviation militaire	**1,0**	1,1
	13,2 $	10,7 $

L'augmentation du carnet de commandes découle principalement des nouvelles commandes supérieures aux livraisons enregistrées pour les avions d'affaires.

MAIN-D'ŒUVRE ET RELATIONS DE TRAVAIL

Le nombre total d'employés et le pourcentage d'employés visés par des conventions collectives se présentaient comme suit aux 31 janvier:

	2007	2006
Nombre total d'employés	**27 130**	26 800
Pourcentage d'employés visés par des conventions collectives	**57 %**	56 %

L'augmentation du nombre total d'employés résulte principalement de l'ouverture de l'usine de Querétaro, au Mexique, ainsi qu'à un accroissement de la cadence de production des biturbopropulseurs *Q400* au site de Toronto. Cette augmentation a été en partie contrebalancée par les réductions des effectifs des installations au Canada, surtout à cause de l'alignement de la cadence de production des appareils *CRJ700* et *CRJ900* afin de refléter la demande actuelle du marché. Au 31 janvier 2007, il restait environ 700 mises à pied à faire sur les 1330 mises à pied annoncées au cours du troisième trimestre de l'exercice 2007. Ces mises à pied restantes devraient avoir lieu d'ici juillet 2007.

Principales conventions collectives

Montréal–Le 13 mai 2006, la Société a conclu une nouvelle convention collective de trois ans avec la section locale 712 de l'Association internationale des machinistes et des travailleurs de l'aérospatiale (« AIMTA »), le plus important syndicat de Aéronautique qui représente environ 5000 employés de la région de Montréal. Cette convention collective est en vigueur depuis le 1er décembre 2005 et vient à échéance le 20 novembre 2008.

Toronto–Le 23 juin 2006, la Société a conclu une nouvelle convention collective de trois ans avec les Travailleurs et travailleuses canadiens de l'automobile, qui représente environ 3200 employés à Toronto. Cette convention collective est en vigueur depuis le 23 juin 2006 et vient à échéance le 22 juin 2009.

Wichita–Le 23 octobre 2006, la Société a signé une nouvelle convention collective de trois ans avec l'AIMTA visant environ 1100 employés à Wichita. Cette convention collective est en vigueur depuis le 2 octobre 2006 et vient à échéance le 5 octobre 2009. Dans le cadre du renouvellement de cette entente, une grève a eu lieu à l'usine de Wichita du 2 octobre 2006 (date à laquelle la convention collective a expiré) au 23 octobre 2006.

Belfast–Les conventions collectives des syndicats Amicus, Amalgamated Transport & General Workers Union et General Machinists & Boilermakers, visant environ 4600 employés à Belfast, ont expiré le 24 janvier 2007. La Société est présentement en pourparlers avec les syndicats à Belfast. Les clauses des conventions collectives échues demeureront en vigueur jusqu'à la signature de nouvelles conventions.

V. AVIONS D'AFFAIRES

INDUCTEURS DE MARCHÉ

Performance économique américaine

Le marché américain demeure encore le principal marché pour les ventes d'avions d'affaires; cependant, les marchés internationaux ont connu une expansion rapide ces dernières années et représentaient environ 50 % du marché mondial au cours de l'année civile 2006, en fonction des commandes. Aéronautique dépend de moins en moins du marché américain et élargit sa clientèle à l'échelle internationale.

Faits nouveaux sur les marchés internationaux

Au cours de l'année civile 2006, les marchés internationaux représentaient environ 50 % des commandes du marché mondial. Le recul du dollar américain au cours des dernières années, comparativement surtout à l'euro, la plus forte performance économique en Europe et l'émergence de nouveaux marchés, comme la Russie et l'Europe de l'Est, ont contribué à stimuler les ventes à l'échelle internationale. Les commandes d'Aéronautique passées sur le marché international se sont élevées à environ 59 % au cours de l'année civile 2006, contre environ 51 % au cours de l'année civile 2005.

Niveau des stocks de biréacteurs d'affaires d'occasion et justes valeurs marchandes

Le prix des biréacteurs d'affaires d'occasion est un inducteur clé pour l'industrie. Avec l'augmentation des stocks d'avions d'occasion disponibles à la vente, leurs prix peuvent diminuer, rendant ces avions plus abordables pour les acheteurs. Lorsque la disponibilité d'avions d'occasion à vendre sur le marché est faible, leurs prix peuvent augmenter, réduisant ainsi l'écart avec le prix d'un avion neuf, ce qui rend le choix d'un avion neuf plus attrayant pour un acheteur potentiel. D'après la base de données Jetnet, le nombre absolu de biréacteurs d'affaires d'occasion disponibles à la vente totalisait 1679 unités, ou 11,9 % de la flotte en service, au 31 décembre 2006, en regard de 1602 unités, ou 12,0 %, au 31 décembre 2005. Ce recul a contribué à raffermir les prix des avions d'occasion, de sorte que les avions neufs sont devenus un choix plus attrayant pour les acheteurs potentiels.

Lancement de nouveaux modèles d'avion

L'introduction de nouveaux modèles d'avion stimule généralement la demande des avions d'affaires. Au fur et à mesure que de nouveaux produits sont lancés, l'acheteur dispose d'un meilleur choix de modèles selon une variété de prix et d'éléments de performance. Le lancement d'un nouveau produit peut attirer de nouveaux acheteurs potentiels si ce modèle répond à leurs besoins en matière de prix et de capacité. Les acheteurs potentiels qui sont déjà propriétaires d'un avion d'affaires pourraient être tentés de remplacer leur modèle actuel par un plus évolué qui intègre les progrès technologiques les plus récents. D'autres acheteurs potentiels pourraient être attirés par un nouveau produit dans une catégorie ou un segment où ce type de produit n'était pas offert auparavant.

CONCURRENCE

Les concurrents de Aéronautique sont : Cessna Aircraft Company (« Cessna »), filiale de Textron Inc., Raytheon Aircraft Company (« Raytheon »), qui a vendu sa division des avions d'affaires à Onex Corporation et à GS Capital Partners en mars 2007, Gulfstream Aerospace Corporation (« Gulfstream »), filiale de General Dynamics, Dassault Aviation (« Dassault »), Embraer-Empresa Brasileira de Aeronáutica S.A. (« Embraer »), Boeing et Airbus S.A.S. (« Airbus »).

Le tableau ci-dessous illustre les concurrents de Aéronautique par segment. Les zones ombragées représentent les catégories dans lesquelles les concurrents de Aéronautique offrent des produits.

	FUSELAGE ÉTROIT				LARGE FUSELAGE				
	TRÈS LÉGER	LÉGER	LÉGER-SUPÉRIEUR	INTER-MÉDIAIRE	SUPER-INTERMÉDIAIRE	GRAND	SUPER-GRAND	TRÈS LONG-COURRIER	NAVETTE D'ENTREPRISE
Aéronautique[1]		*L40/L40 XR*	*L45/L45 XR*	*L60/L60 XR*	*CL300*	*CL605*	*G5000*	*GEX XRS*	*SÉRIE CL800*
Cessna	■	■	■	■	■				
Raytheon	■	■	■	■	■				
Gulfstream				■	■	■	■	■	
Dassault					■	■	■	■	
Embraer	■	■							■
Boeing									■
Airbus									■

1. L pour *Learjet*, CL pour *Challenger*, G pour *Global* et GEX XRS pour *Global Express XRS*.

DÉVELOPPEMENT DE PRODUITS

Au cours de l'exercice 2007 :

- L'appareil *Challenger 605* a reçu la certification de type de Transports Canada (« TC »), de l'Agence Européenne de la Sécurité Aérienne (« AESA ») et de la Federal Aviation Administration des États-Unis (« FAA ») et a été mis en service en janvier 2007.
- Le biréacteur léger *Learjet 40 XR* a été mis en service en février 2006.
- Le biréacteur intermédiaire *Learjet 60 XR* a réussi son vol inaugural et devrait être mis en service au cours du premier semestre de l'exercice 2008.

LIVRAISONS D'AVIONS

Les livraisons d'avions d'affaires ont été comme suit pour les exercices :

			2007			2006
		FLEXJET [1]	TOTAL		FLEXJET [1]	TOTAL
Biréacteurs d'affaires à fuselage étroit						
Learjet 40/40 XR/Learjet 45/45 XR	**47**	**5**	**52**	49	6	55
Learjet 60	**18**	**1**	**19**	14	–	14
Biréacteurs d'affaires à large fuselage						
Challenger 300	**49**	**6**	**55**	44	8	52
Challenger 604/Challenger 605	**29**	**3**	**32**	35	–	35
Bombardier Global 5000/ Global Express XRS	**42**	**–**	**42**	30	–	30
Série *Challenger 800*	**12**	**–**	**12**	11	–	11
	197	**15**	**212**	183	14	197

1 Une livraison d'avion est comprise dans le tableau ci-dessus lorsque l'équivalent de toutes les parts d'un modèle d'avion a été vendu à des clients externes.


LIVRAISONS D'AVIONS D'AFFAIRES
en unités
131
84
47
197
128
69
212
141
71
E2005
E2006
E2007
Fuselage étroit
Large fuselage

La hausse de 8 % du nombre de livraisons d'avions d'affaires reflète le nombre accru de livraisons dans chacun des segments des biréacteurs d'affaires à fuselage étroit et à large fuselage. Le recul du nombre de livraisons de l'appareil *Challenger 604* découle de la transition vers le nouvel appareil *Challenger 605*, qui est entré en service en janvier 2007. La grève à l'usine de Wichita au cours du troisième trimestre de l'exercice 2007 a nui aux livraisons d'avions de la série *Learjet*.

Au cours de l'exercice 2007, le 100e appareil *Challenger 300*, le 200e appareil de la famille *Global* et le 300e appareil *Learjet 45* ont été livrés.

COMMANDES NETTES

Au cours de l'exercice 2007, Aéronautique a reçu des commandes nettes de 274 avions d'affaires, comparativement à des commandes nettes de 219 au cours de l'exercice 2006. Cette hausse témoigne de la vigueur continue du marché des avions d'affaires, du bon positionnement des produits de Aéronautique sur le marché et de ses investissements dans le développement de produits pour répondre à l'évolution des besoins de la clientèle. Un nouveau record a été atteint quant au nombre de commandes nettes d'avions d'affaires reçues par Aéronautique au cours de l'exercice 2007. Le carnet de commandes des avions d'affaires demeure solide pour chaque famille de produits.

PART DE MARCHÉ

Le nombre total de livraisons et la part de Aéronautique du marché des avions d'affaires dans lequel il livre concurrence ont été comme suit pour les années civiles:

		2006			2005		
			AÉRONAUTIQUE			AÉRONAUTIQUE	
CATÉGORIE	PRODUIT	MARCHÉ TOTAL [1] (EN UNITÉS)	TOTAL DES LIVRAISONS (EN UNITÉS)	PART DE MARCHÉ [2]	MARCHÉ TOTAL [1] (EN UNITÉS)	TOTAL DES LIVRAISONS (EN UNITÉS)	PART DE MARCHÉ [2]
Léger/ Léger-supérieur	*Learjet 40/40 XR/ Learjet 45/45 XR*	**284**	**56**	**20 %**	248	49	20 %
Intermédiaire	*Learjet 60*	**152**	**15**	**10 %**	126	18	14 %
Superintermédiaire	*Challenger 300*	**98**	**55**	**56 %**	91	50	55 %
Grand	*Challenger 604/ Challenger 605*	**73**	**29**	**40 %**	71	36	51 %
Supergrand/Très long-courrier	*Bombardier Global 5000/ Global Express XRS*	**123**	**40**	**33 %**	104	30	29 %
Navette d'entreprise[3]	Série *Challenger 800*	**68**	**18**	**26 %**	39	5	13 %
		798	**213**	**27 %**	679	188	28 %

1 Le nombre de livraisons dans la catégorie des appareils très légers (87 unités pour l'année civile 2006 et 71 unités pour l'année civile 2005) n'est pas inclus dans le marché total ci-dessus étant donné que Aéronautique n'offre pas de produits dans cette catégorie.
2 L'évaluation des parts de marché dans l'industrie des avions d'affaires se fonde sur les données de livraison de GAMA pour l'année civile et, par conséquent, ne correspond pas au nombre de livraisons d'avions enregistré au cours de l'exercice de la Société terminé le 31 janvier. Pour certains concurrents, GAMA fournit seulement de l'information par famille de produits. En pareils cas, Aéronautique estime le nombre de livraisons par catégorie d'après les registres de la FAA, d'autres bases de données publiques, les tendances historiques et les analyses sur la concurrence.
3 La catégorie des navettes d'entreprise a été reclassée des avions régionaux aux avions d'affaires.

La hausse de 18 % du nombre de livraisons du marché total est surtout le fait du raffermissement général du marché des avions d'affaires, attribuable à la solide conjoncture économique et à la croissance des marchés émergents. Le recul de 1 % de la part de marché de Aéronautique reflète surtout une réduction du nombre de livraisons d'appareils *Challenger 604* à mesure que le programme évoluait vers l'appareil *Challenger 605*. En outre, il y a eu une diminution de la part de Aéronautique dans la catégorie intermédiaire, résultant de l'entrée en service de deux produits dérivés de concurrents au cours de l'année civile 2006. La grève à l'usine de Wichita au cours du troisième trimestre de l'exercice 2007 a également eu un effet négatif sur la part de marché de Aéronautique par son incidence sur le nombre de livraisons d'avions de la série *Learjet*. Ces trois facteurs ont été compensés par une augmentation du nombre de livraisons d'appareils de la série *Global* et une hausse du nombre de livraisons d'avions de la série *Challenger 800*.

Le dernier rapport de GAMA sur les livraisons sur le marché des avions d'affaires daté du 9 février 2007 confirme que la Société était le chef de file du marché des avions d'affaires en fonction des revenus pour l'année civile 2006.

PERSPECTIVES

Des prévisions de Honeywell Aerospace datées d'août 2006 pour les avions d'affaires indiquent que, si la croissance du PIB américain dépasse 3 %, la vitalité du marché des avions d'affaires devrait se maintenir. Selon des données fournies par Global Insight, Inc. en janvier 2007, les taux de croissance du PIB aux États-Unis et à l'échelle mondiale devraient s'établir en moyenne respectivement à 3,0 % et 3,5 % au cours des trois prochaines années. Comme sa clientèle est de plus en plus internationale, Aéronautique est bien placé pour tirer parti de la solidité continue du marché des avions d'affaires.

Dans les segments de marché où Aéronautique livre concurrence, il est prévu que la concurrence s'intensifiera, puisque des avionneurs offriront de nouveaux produits ou des produits dérivés pour stimuler la demande. Aéronautique devrait mettre en service au cours du premier semestre de l'exercice 2008 un nouveau dérivé, soit l'appareil *Learjet 60 XR*.

VI. AVIONS RÉGIONAUX

INDUCTEURS DE MARCHÉ

Conjoncture économique

Au cours de l'année civile 2006, la conjoncture économique mondiale et la restructuration continue des sociétés aériennes américaines ont contribué à l'amélioration des résultats financiers des sociétés aériennes par rapport aux cinq années précédentes. Le marché des transporteurs aériens régionaux a partagé cette croissance, les grandes sociétés aériennes continuant de se fier aux avions régionaux et aux transporteurs régionaux partenaires pour offrir de plus petites unités de capacité à des coûts concurrentiels qui viennent s'ajouter aux avions des grandes sociétés aériennes et ouvrir de nouveaux marchés. L'industrie du transport aérien aux États-Unis continue de relever des défis financiers et a vécu une importante restructuration. Deux grandes sociétés aériennes, Northwest Airlines, Inc. (« Northwest ») et Delta Airlines, Inc. (« Delta »), qui exercent actuellement leurs activités sous la protection de la loi sur les faillites, ont l'intention de déposer leur plan de restructuration. Les transporteurs aériens régionaux affiliés continuent de jouer un rôle important dans les plans de restructuration des grandes sociétés aériennes, comme le prouvent les récentes commandes de biréacteurs régionaux de grande taille passées par Northwest et Delta. Les sociétés aériennes européennes continuent également d'accroître leur flotte d'avions régionaux de grande taille. De plus, les économies émergentes contribuent à la croissance des transporteurs aériens régionaux, utilisant des avions neufs ainsi que des avions d'occasion.

Disponibilité du financement d'avions

La disponibilité du financement d'avions régionaux demeure un défi. Les coûts liés à la propriété d'un avion constituent une tranche importante des frais d'exploitation pour la plupart des sociétés aériennes. Ainsi, la disponibilité d'un financement attrayant représente une part importante des plans d'affaires des transporteurs aériens régionaux. À l'échelle mondiale, la pression exercée sur les flux de trésorerie des transporteurs aériens a influé sur le financement d'avions. En outre, l'industrie du transport aérien aux États-Unis a été particulièrement touchée du fait que les principales sociétés aériennes ont cherché à se placer sous la protection de la loi sur les faillites. Aéronautique continue de travailler étroitement avec les grandes institutions financières et les organismes gouvernementaux pour aider les transporteurs aériens régionaux à obtenir du financement.

Revenus passagers-kilomètres et capacité de passagers disponible

Les principales sociétés aériennes continuent d'impartir des liaisons à leurs partenaires aériens régionaux afin de réduire les coûts. Les transporteurs aériens régionaux optent pour l'achat d'avions neufs offrant une plus grande capacité. Cette évolution est attribuable aux coûts moins élevés des sièges-kilomètres offerts par les avions de plus grande taille, ce qui contribue à préserver la rentabilité des sociétés aériennes, même en période où les tarifs sont très bas. Les sièges additionnels permettent également aux sociétés aériennes d'accueillir plus de passagers à mesure que le trafic-passagers continue d'augmenter.

Selon la Regional Airline Association (RAA), les transporteurs aériens régionaux américains ont affiché une croissance de 5,9 % des revenus passagers-kilomètres au cours de la période de douze mois terminée en septembre 2006. Les revenus passagers-kilomètres sont une mesure du trafic-passagers payant et représentent la demande de passagers pour le transport aérien (définis comme un passager payant transporté sur un kilomètre). Les sièges-kilomètres offerts, qui sont une mesure de la capacité offerte aux passagers (définis comme un siège transporté sur un kilomètre, qu'un passager l'occupe ou non), sont demeurés relativement stables, affichant une diminution de 0,2 % pour la période de douze mois terminée en septembre 2006, comparativement à la même période terminée en septembre 2005. Bien que la capacité américaine soit restée relativement stable, telle qu'elle est mesurée par les sièges-kilomètres offerts, la demande de transport aérien régional, mesurée par les revenus passagers-kilomètres, a continué d'augmenter. Ces résultats ont valu un coefficient d'occupation des sièges de 74 % pour la période de douze mois terminée en septembre 2006, contre 70 % pour la période correspondante terminée en septembre 2005. Le coefficient d'occupation des sièges s'entend du nombre de passagers transportés divisé par le nombre de sièges. Le coefficient d'occupation des sièges est une mesure de la santé de l'industrie du transport aérien. Des coefficients élevés d'occupation des sièges contribuent à la demande d'avions régionaux de plus grande capacité afin de satisfaire à une demande élevée.

Selon la European Regions Airline Association (ERAA), les transporteurs aériens régionaux en Europe ont eux aussi enregistré une croissance de 10,6 % des revenus passagers-kilomètres pour la période de janvier à novembre 2006, en regard de la période de onze mois terminée en novembre 2005. Les sièges-kilomètres offerts ont affiché une progression de 7,0 %. Le coefficient d'occupation des sièges des transporteurs aériens régionaux en Europe s'est élevé à 64 % pour la période de onze mois terminée en novembre 2006, contre 62 % pour la période correspondante terminée en novembre 2005.

Prix du carburant et réglementation environnementale

La persistance du prix élevé du pétrole brut, depuis le milieu de 2003, continue d'exercer de la pression sur les résultats des sociétés aériennes. Ainsi, les grandes sociétés aériennes continuent d'impartir des liaisons à leurs partenaires régionaux afin de réduire les coûts. Les achats d'avions neufs des transporteurs aériens régionaux évoluent vers des avions de plus grande capacité qui offrent des coûts par siège-kilomètre moins élevés et contribuent à préserver la rentabilité des sociétés aériennes, même en période où les tarifs sont très bas. Les coûts des biturbopropulseurs, qui reposent sur des coûts d'entretien, de carburant et d'acquisition beaucoup moins élevés pour les vols court-courriers jusqu'à 500 milles marins, comparativement à des biréacteurs de même taille, sont devenus plus attrayants dans un contexte de hausse des prix du carburant. La nouvelle réglementation environnementale relative à l'industrie du transport aérien fait pression sur les sociétés aériennes pour qu'elles renouvellent leur flotte en acquérant des appareils plus écoénergétiques et plus respectueux de l'environnement, comme les biturbopropulseurs et les biréacteurs régionaux. Ces appareils offrent une consommation de carburant moins élevée et une réduction des émissions de dioxyde de carbone par rapport aux appareils des générations précédentes actuellement en service.

Clauses de portée

Les clauses de portée des conventions collectives des pilotes américains continuent de s'assouplir, de sorte que plus de biréacteurs régionaux de plus grande taille peuvent être pilotés par les pilotes des affiliés régionaux des grandes sociétés aériennes grâce à une entente de partage de codes. Parmi les clauses de portée plus libérales, notons les cas de Delta, Northwest et US Airways.

CONCURRENCE

Les principaux concurrents de Aéronautique sont Embraer, dans le secteur des biréacteurs régionaux, et Avions de Transport Régional (« ATR ») dans le secteur des biturbopropulseurs.

Le tableau ci-après illustre les principaux concurrents de Aéronautique par catégorie, dans les segments où Aéronautique livre concurrence. Les zones ombragées représentent les catégories où les concurrents de Aéronautique offrent des produits.

	BIRÉACTEURS RÉGIONAUX				BITURBOPROPULSEURS		
	20-39	40-59	60-79	80-100	20-39	40-59	60-90
Aéronautique		COMMUNITÉ DES PRODUITS			COMMUNITÉ DES PRODUITS		
		CRJ200	CRJ700/705	CRJ900/CRJ1000[1]	Q200	Q300	Q400
Embraer	■	■	■	■			
ATR						■	■

1 Programme lancé le 19 février 2007.

Aéronautique propose actuellement deux familles d'avions régionaux éprouvées qui offrent une communité de produits dans les segments des biréacteurs et biturbopropulseurs régionaux. Selon une publication de Air Transport World datée de janvier 2007, les avions régionaux de Aéronautique sont en service auprès de douze des vingt plus grandes sociétés aériennes mondiales, de leurs filiales ou de leurs sociétés affiliées.

Biréacteurs régionaux

La famille des appareils de série *CRJ* offre aux transporteurs régionaux une solution réseau composée d'appareils de 40 à 100 sièges dont la communité inclut des compétences d'équipage, des pièces de rechange et des procédures d'entretien communes. Aéronautique soutient que les appareils de cette famille procurent un avantage économique en raison de leurs coûts d'exploitation moins élevés, dont une efficience énergétique supérieure, un poids inférieur et des coûts d'entretien plus faibles.

Biturbopropulseurs

La famille des appareils de *Série Q* offre des biturbopropulseurs de 37 à 78 sièges dont la communité inclut des compétences d'équipage, des pièces de rechange et des procédures d'entretien communes. Les biturbopropulseurs de *Série Q* offrent des coûts d'exploitation plus faibles que les biréacteurs régionaux sur les vols jusqu'à 500 milles marins, répondant ainsi davantage aux demandes économiques des sociétés aériennes dans les secteurs du court-courrier. L'avantage concurrentiel de l'avion *Q400* réside dans ses économies d'exploitation supérieures, offrant le coût par siège le moins élevé de l'industrie des avions régionaux. Il offre également une vitesse digne d'un avion à réaction sur des liaisons plus courtes et une distance franchissable accrue, ce qui permet aux transporteurs aériens régionaux d'exploiter l'avion *Q400* dans des marchés qui n'étaient pas traditionnellement desservis par les biturbopropulseurs.

DÉVELOPPEMENT DE PRODUITS

En février 2007, Aéronautique a annoncé le lancement du biréacteur régional *CRJ1000*, la prochaine grande étape de l'évolution de la famille d'avions de série *CRJ*. Connu auparavant sous le nom de projet *CRJ900X*, le biréacteur régional *CRJ1000* est conçu spécifiquement pour répondre aux besoins croissants des transporteurs régionaux en biréacteurs offrant jusqu'à 100 sièges. Il propose des coûts d'exploitation faibles et un confort amélioré en cabine.

Le nouveau biréacteur régional *CRJ1000*, dont le vol inaugural est prévu pour le milieu de l'exercice 2009, devrait être mis en service au cours du quatrième trimestre de l'exercice 2010. Affichant une masse maximale au décollage de 41 632 kilogrammes (91 800 livres), le biréacteur régional *CRJ1000* disposera d'une autonomie maximale de 3139 kilomètres (1691 milles marins) avec 100 passagers, sous certaines conditions d'exploitation. Comparativement aux avions des générations précédentes dotés d'un nombre de sièges similaire, qui sont présentement en service, le biréacteur régional *CRJ1000* est conforme aux exigences environnementales actuelles grâce à une consommation de carburant substantiellement moindre et à une réduction pouvant atteindre 30 % des émissions de dioxyde de carbone. En outre, le concurrent le plus proche de cet appareil a des coûts d'exploitation directs jusqu'à 15 % plus élevés.

Les autres avantages économiques incluent une communité d'environ 90 % des pièces avec les autres appareils de la famille *CRJ* et des compétences d'équipage communes. Le biréacteur régional *CRJ1000* misera sur le succès de la famille actuelle d'appareils *CRJ*, qui a un parc d'environ 1400 avions.

Le programme du biréacteur *CRJ1000* a été lancé avec 38 commandes fermes, dont 15 sont des conversions de commandes de biréacteur *CRJ900*, en plus de 23 commandes conditionnelles et options.

AUTRES ÉVÉNEMENTS

Au cours de l'exercice 2007, les événements suivants ont eu lieu:

- une entente a été conclue avec MHI, un fournisseur de composants d'avions régionaux, en vue de transférer la production de certains composants de biturbopropulseur *Q400* aux installations de fabrication de Aéronautique à Belfast, à Montréal et à Querétaro, au Mexique, et à la Shenyang Aircraft Corporation (« SAC ») en Chine. Dans le cadre de cette entente, MHI a effectué un paiement de 84 millions $ à la Société relativement au transfert de la production, ce qui a donné lieu à un gain du même montant;
- par suite des modifications des clauses de portée aux États-Unis, il est devenu plus difficile de prédire la combinaison des commandes futures pour les programmes d'avions *CRJ700* et *CRJ900*. Par conséquent, Aéronautique a décidé d'aligner la date d'achèvement de ces programmes aux fins comptables sur la date la plus rapprochée des deux dates initiales. Ainsi, les quantités d'avions des programmes aux fins comptables ont été réduites, passant de 550 à 420 unités, et une charge de 74 millions $ a été comptabilisée;
- le 14 décembre 2006, le tribunal de la faillite des États-Unis du East District of Virginia, Alexandria Division, a approuvé une lettre de règlement global entre US Airways Group, Inc. et la Société, qui a été signée par les parties le 10 novembre 2006. En vertu de la lettre de règlement global, tous les litiges de la Société à l'encontre de US Airways Group et de ses filiales dans les causes du chapitre 11 ont été réglées, et la Société a obtenu une réclamation non garantie générale qui a été monétisée par la suite en un produit de 34 millions $, ce qui a donné lieu à un gain du même montant;
- au cours du troisième trimestre de l'exercice 2007, Aéronautique a annoncé qu'elle réduirait la cadence de production de ses biréacteurs régionaux *CRJ700* et *CRJ900* pour refléter la demande actuelle du marché, ce qui entraînera une baisse des effectifs d'environ 1330 employés. Les indemnités de départ et autres coûts de cessation d'emploi pour départ involontaire liés à ces mises à pied, totalisant 31 millions $, ont été comptabilisés au cours du troisième trimestre de l'exercice 2007. En outre, au cours du premier trimestre de l'exercice 2007, la Société a révélé que le reste des mises à pied annoncées au cours de l'exercice 2006 aux installations de Belfast n'aurait pas lieu en raison du rapatriement de certains sous-ensembles de travaux liés au biturbopropulseur *Q400* de MHI. Par conséquent, la provision pour indemnités de départ d'environ 12 millions $ liée à ces mises à pied restantes a été reprise. L'incidence nette des indemnités de départ et autres coûts de cessation d'emploi pour départ involontaire s'est établie à 19 millions $ pour l'exercice 2007;
- le 26 octobre 2006, le tribunal de la faillite des États-Unis du Southern District of New York a approuvé des ententes entre la Société, Northwest, Exportation et développement Canada et General Electric Capital Corporation relativement aux arrangements de restructuration de Northwest approuvés par le tribunal de la faillite des États-Unis. Dans le cadre de ces ententes, la Société versera des paiements incitatifs. Certains de ces paiements incitatifs ont entraîné une réclamation permise à l'égard du patrimoine de Northwest, qui a été vendue pour une contrepartie au comptant. En outre, dans le cadre de ces ententes, Northwest a renoncé à certains de ses droits en vertu d'ententes sur les mesures incitatives à la vente. Ces ententes ont eu une incidence neutre sur les résultats d'exploitation de la Société; et
- le 5 juin 2006, la Société a conclu une entente avec Delta relativement à l'arrangement de restructuration approuvé par le tribunal de la faillite des États-Unis pour Delta et Comair, Inc. (« Comair »). Ainsi, les montants à verser à Delta et Comair conformément aux accords sur les mesures incitatives à la vente ont été compensés par des prêts de financement provisoire, totalisant 171 millions $, consentis par la Société à ces entités. L'entente conclue avec Delta a eu une incidence neutre sur les résultats d'exploitation de la Société.

LIVRAISONS D'AVIONS

Le nombre de livraisons d'avions régionaux a été comme suit pour les exercices:

	2007	2006
Biréacteurs régionaux		
CRJ200	1	36
CRJ700	13	47
CRJ705	–	15
CRJ900	50	12
Biturbopropulseurs		
Q200	1	1
Q300	16	11
Q400	31	16
	112	138

Ces livraisons reflètent un déplacement de la demande vers les biréacteurs et biturbopropulseurs régionaux de plus grande taille. En réponse à ce déplacement de la demande,

LIVRAISONS D'AVIONS RÉGIONAUX
en unités


197
22
78
97
138
28
74
36
112
48
63
1
E2005
E2006
E2007
CRJ200
CRJ700/705/900
Série Q

Aéronautique a annoncé qu'il procéderait au rajustement de la cadence de production de ses avions régionaux pour refléter la demande actuelle du marché. À compter de novembre 2006, la cadence de production des biréacteurs régionaux *CRJ700* et *CRJ900* a donc été réduite, passant d'un avion produit tous les trois jours à un avion produit tous les cinq jours, ce qui diminuera le nombre de livraisons prévues, soit d'environ 63 avions pour l'exercice 2007 à près de 50 avions pour le prochain exercice. Cette réduction a été compensée par l'augmentation du niveau de production de biturbopropulseurs *Q400* en réponse au besoin croissant pour ce type d'avion. Le nombre de livraisons prévues des avions de la famille des biturbopropulseurs de *Série Q* s'établira à environ 65 livraisons pour le prochain exercice, comparativement à 48 livraisons au cours de l'exercice 2007.

CARNET DE COMMANDES

Les commandes d'avions régionaux reçues par type d'appareil se présentaient comme suit aux 31 janvier :

	2007				2006
	COMMANDES	ÉCHANGES	ANNULATIONS/ RETRAITS	COMMANDES NETTES	COMMANDES NETTES
Biréacteurs régionaux					
CRJ200	–	(15)	(1)	(16)	(23)
CRJ700	8	(12)	(29)	(33)	43
CRJ900	72	27	(1)	98	17
Biturbopropulseurs					
Q200	3	–	–	3	2
Q300	11	–	–	11	8
Q400	24	–	–	24	34
	118	–	(31)	87	81

Au cours de l'exercice 2007 :
- SkyWest, Inc. et Air Nostrum ont exercé leurs droits de conversion visant l'échange de respectivement 17 appareils *CRJ700* et 15 appareils *CRJ200* contre 32 appareils *CRJ900*.
- Mesa Air a échangé cinq appareils *CRJ900* contre cinq appareils *CRJ700*.
- En raison d'une entente conclue avec US Airways en novembre 2006, Aéronautique a retiré 29 appareils *CRJ700* et un appareil *CRJ200* de son carnet de commandes (se reporter à la section Autres événements ci-dessus pour plus de renseignements).
- Par suite de la faillite de Styrian Spirit, Aéronautique a retiré un appareil *CRJ900* de son carnet de commandes.

Aéronautique a reçu les importantes commandes nettes suivantes au cours de l'exercice 2007:

CLIENTS	AVION	UNITÉS
Biréacteurs régionaux		
Northwest Airlines	*CRJ900*	36
My Way Airlines	*CRJ900*	19[1]
Air One	*CRJ900*	10
GE Commercial Aviation Services (GoJet Airlines)	*CRJ700*	5
Arik Air	*CRJ900*	4
Brit Air	*CRJ700*	3
Biturbopropulseurs		
Frontier Airlines	*Q400*	10
Tassili Airlines	*Q400*	4
National Air Support	*Q300*	3
Air New Zealand	*Q300*	3
Japan Coast Guard	*Q300*	3
Luxair	*Q400*	3

1 Avec le lancement du programme du biréacteur régional *CRJ1000*, 15 de ces commandes fermes ont été converties en commandes d'avions *CRJ1000* en février 2007.

Le carnet de commandes d'avions régionaux, ainsi que les options et les commandes conditionnelles, se présentaient comme suit au 31 janvier 2007:

	COMMANDES FERMES	OPTIONS ET COMMANDES CONDITIONNELLES
Biréacteurs régionaux		
CRJ200	–	208
CRJ700	5	121
CRJ705	–	–
CRJ900[1]	71	150
Biturbopropulseurs		
Q200	4	–
Q300	15	8
Q400	57	87
	152	574

1 Avec le lancement du programme d'avions *CRJ1000*, 15 de ces commandes fermes ont été converties en commandes d'avions *CRJ1000* en février 2007.

De plus, le 8 février 2007, Aéronautique a annoncé que Delta avait passé une commande ferme de 30 appareils *CRJ900* et pris des options sur 30 autres appareils *CRJ900*. Le tribunal de la faillite des États-Unis pour le Southern District of New York a accordé son autorisation pour ce contrat.

PART DE MARCHÉ

Part de marché fondée sur les livraisons

Le nombre total de livraisons et la part de marché dans les catégories où des produits de Aéronautique ont été mis en service se présentaient comme suit pour les années civiles:

	2006			2005[1]		
		AÉRONAUTIQUE			AÉRONAUTIQUE	
	MARCHÉ MONDIAL (EN UNITÉS)	TOTAL DES LIVRAISONS (EN UNITÉS)	PART DE MARCHÉ[2]	MARCHÉ MONDIAL (EN UNITÉS)	TOTAL DES LIVRAISONS (EN UNITÉS)	PART DE MARCHÉ[2]
Biréacteurs régionaux	**133**[3]	**78**	**59 %**	233[3]	125	54 %
Biturbopropulseurs	**72**[4]	**48**	**67 %**	43[4]	28	65 %
	205	**126**	**61 %**	276	153	55 %

1 La part de marché dans la catégorie des navettes d'entreprise a été exclue du tableau ci-dessus et est maintenant présentée dans la section Avions d'affaires.
2 L'évaluation de la part de marché dans l'industrie des avions régionaux est établie d'après le nombre de livraisons d'avions enregistrées pendant l'année civile, ce qui ne correspond pas au nombre de livraisons d'avions enregistrées au cours des exercices de la Société terminés les 31 janvier.
3 Appareils de 40 à 90 sièges.
4 Appareils de 20 à 90 sièges.
Source: rapports de la concurrence.

La diminution de 26 % sur le marché mondial des avions régionaux, mesurée par le nombre de livraisons, est surtout attribuable à la baisse du nombre de livraisons dans la catégorie de biréacteurs régionaux de 50 à 70 sièges, en partie contrebalancée par un accroissement du nombre de livraisons dans la catégorie des biréacteurs régionaux de 90 sièges et des biturbopropulseurs de grande taille.

La hausse de 6 % de la part de marché de Aéronautique dans les catégories où il livre concurrence reflète principalement l'accroissement du nombre de livraisons de biréacteurs régionaux *CRJ900* et de biturbopropulseurs de *Série Q*.

AVIONS RÉGIONAUX – MARCHÉ MONDIAL
FONDÉ SUR LES LIVRAISONS
en unités


341
32
309
276
43
233
205
72
133
2004
2005
2006

Biréacteurs régionaux
Biturbopropulseurs

PERSPECTIVES

D'après les données fournies par Global Insight, Inc. en janvier 2007, le PIB américain et le PIB mondial devraient augmenter à un taux annuel moyen respectivement de 3,0 % et 3,5 % au cours des trois prochaines années. Dans ce contexte, Aéronautique prévoit une demande soutenue de biréacteurs régionaux et de biturbopropulseurs de plus grande taille. Dans sa publication Economics Briefing de janvier 2007, l'Association du transport aérien international (« IATA ») a déclaré que le taux de croissance de la demande de trafic-passagers devrait diminuer par rapport aux taux de croissance exceptionnels des trois dernières années civiles; cependant, la plupart des sociétés aériennes restent persuadées que la croissance de la demande de trafic-passagers sera positive au cours de l'année civile 2007.

Au cours des douze prochains mois, la tendance continue à utiliser des avions de plus grande taille devrait se poursuivre, tant chez les transporteurs aériens régionaux que chez les grandes sociétés aériennes, afin de réduire les coûts par siège. Une croissance continue est également prévue pour les transporteurs à faibles tarifs, un certain nombre d'exploitants utilisant des biréacteurs et biturbopropulseurs régionaux de grande taille pour accroître leurs débouchés.

Les transporteurs régionaux offriront encore des possibilités d'impartition à faibles coûts aux grandes sociétés aériennes et aux transporteurs à faibles tarifs, en raison de la structure de faibles coûts indirects des transporteurs régionaux. Les transporteurs régionaux continuent de jouer un rôle clé dans les plans de réorganisation des grandes sociétés aériennes, surtout aux États-Unis.

Série *CRJ* – La concurrence dans les catégories des biréacteurs régionaux de 60 à 100 sièges restera intense. Aéronautique croit être bien positionné dans ces catégories compte tenu des avantages économiques de ses produits et des avantages de communité pour la famille des appareils de série *CRJ* de 40 à 100 sièges. Étant donné l'importance de la flotte d'avions *CRJ100/200*, il est possible que les clients de ces avions décident de passer aux appareils de plus grande capacité *CRJ700* et *CRJ900* et au biréacteur régional récemment annoncé *CRJ1000*, comme en témoignent de récentes commandes d'avions.

Aéronautique accroît sa clientèle à l'extérieur du Canada et des États-Unis, tout particulièrement en Europe, au Moyen-Orient, en Amérique latine et en Russie. La flotte actuelle semble répondre à la demande de biréacteurs régionaux de 50 sièges. Aéronautique continue d'étudier les possibilités de recommercialiser les avions *CRJ200* d'occasion dans les marchés des avions régionaux partout dans le monde. En outre, Aéronautique développe des marchés secondaires pour les avions *CRJ200* de 50 sièges, et certains sont recommercialisés en configuration pour le fret aérien.

À la fin de l'exercice 2007, environ 27 appareils *CRJ100/200* inexploités étaient encore disponibles sur le marché secondaire par rapport à environ 100 appareils à la fin de l'exercice 2006. La plupart de ces appareils ont été ou sont en voie d'être remis en service, surtout par des sociétés aériennes américaines, à mesure qu'elles terminent leur restructuration.

Série Q – Étant donné les coûts d'exploitation plus faibles des biturbopropulseurs, ce segment a connu une autre année d'activité intense au chapitre du nombre de commandes à l'échelle mondiale. Grâce à sa gamme complète de biturbopropulseurs de *Série Q*, Aéronautique continue d'être bien positionné pour tirer parti de la croissance de ce marché. Puisqu'une réduction des coûts par siège-kilomètre s'impose devant la diminution persistante des rendements des sociétés aériennes et la hausse des prix du carburant, Aéronautique prévoit une demande soutenue de biturbopropulseurs.

VII. SERVICES À L'AVIATION ET PROGRAMME DU NOUVEL AVION COMMERCIAL

ÉVALUATION DU PROGRAMME CSERIES

Voir la section Développement de produits pour de l'information.

LOGISTIQUE DES PIÈCES

Aéronautique fournit des services de soutien 24 heures sur 24 pour les pièces de rechange, dont l'expédition régulière, l'entretien des avions immobilisés au sol, des programmes de location, des programmes donnant droit à des heures de vol, des programmes de gestion de pièces avec échange, des services de vente de pièces excédentaires et de réparation de pièces appartenant à des clients. Ces services sont offerts aux clients à partir :

- des principaux centres de distribution de Chicago (238 000 pi² – 22 110 m²) et Francfort (50 000 pi² – 4650 m²); et
- des dépôts de pièces de rechange de Montréal, Singapour, Sydney, Dubaï et Beijing.

Deux nouveaux dépôts de pièces de rechange, l'un à Sao Paulo, au Brésil, et l'autre à Narita, au Japon, devraient ouvrir au cours de l'exercice 2008 afin de répondre à la demande croissante des marchés internationaux. Ces deux dépôts serviront les clients d'avions d'affaires et d'avions régionaux de Aéronautique.

L'organisation de la logistique des pièces répond aux besoins de pièces de pratiquement tous les clients de Aéronautique durant toute la vie utile des appareils. La demande de pièces de rechange découle de la taille de la flotte d'appareils de Aéronautique, du nombre d'heures de vol et du nombre d'appareils qui ne sont plus sous garantie. La croissance continue de la flotte contribuera à la croissance de la demande de pièces de rechange.

Aéronautique livre concurrence à divers fournisseurs, petits et grands, de pièces d'avion. Les avantages concurrentiels de Aéronautique comprennent la disponibilité de la plupart des pièces de rechange pour ses appareils, service géré au moyen d'un système intégré afin de répondre aux demandes des clients. Aéronautique est également avantagé en offrant la certification de fabricant de pièces d'origine (« OEM ») ainsi que des conseils techniques OEM. Aéronautique offre aussi à sa clientèle un certain nombre de programmes de pièces de rechange, notamment le programme Smart Parts, qui permet aux clients d'acheter des pièces de rechange à un coût établi par heure de vol. La demande à l'égard des programmes globaux de pièces de rechange et de services (« guichet unique ») devrait continuer à augmenter.

ENTRETIEN D'AVIONS

Aéronautique offre des services d'entretien à ses clients d'avions d'affaires dans ses cinq centres OEM situés aux États-Unis à Fort Lauderdale, Hartford, Wichita, Tucson et Dallas. Des travaux d'agrandissement ont été effectués au centre de Dallas afin d'accroître sa capacité de service.

Aéronautique compte 34 établissements de maintenance en ligne et de service agréés pour ses avions d'affaires. Ces centres de service sont situés en Amérique du Nord, en Europe, en Asie, en Australie, en Afrique et en Amérique du Sud. Est inclus dans ces 34 centres de service agréés d'avions d'affaires un centre de service à Berlin, en Allemagne, dans lequel la Société détient une participation. En outre, Aéronautique a trois stations satellites OEM qui assurent des services d'entretien léger à Teterboro et Addison, aux États-Unis, et à Munich, en Allemagne.

Aéronautique offre également des services d'entretien à ses clients d'avions régionaux dans deux centres de service OEM situés à Tucson et à Bridgeport, aux États-Unis. Aéronautique compte trois établissements de service agréés pour les avions régionaux en Europe et en Asie.

FORMATION À L'AVIATION COMMERCIALE

Aéronautique offre une gamme complète de programmes de formation au pilotage et à l'entretien d'avions de série *CRJ* à Montréal ainsi que dans le cadre d'une coentreprise à Berlin. Un fournisseur externe donne de la formation sur les biturbopropulseurs.

Aéronautique offre de la formation personnalisée au pilotage et à l'entretien d'avions d'affaires, de même que d'autres formations complémentaires. Les centres de formation se trouvent à Montréal et à l'aéroport international de Dallas/ Fort Worth.

FORMATION À L'AVIATION MILITAIRE

La division de Formation à l'aviation militaire de Aéronautique, en collaboration avec une équipe de sous- traitants, offre des solutions de formation à l'aviation intégrées.

Cette division a actuellement deux importants contrats de formation à l'aviation militaire au Canada : le programme d'entraînement au vol des pilotes de l'OTAN au Canada et le programme du Système avancé d'entraînement à distance pour le combat (« SAEDC ») des CF-18.

Parmi les pays participant actuellement au programme d'entraînement au vol des pilotes de l'OTAN, notons le Danemark, le Royaume-Uni, la République de Singapour, l'Italie, la Hongrie et le Canada. La Finlande, la Suède, la France et l'Allemagne ont également envoyé des pilotes instructeurs pour participer au programme.

Le programme pour le SAEDC comprend la conception et la construction d'installations à des fins précises, ainsi que la prestation de services d'instruction et de soutien sur une période allant jusqu'à 15 ans pour le programme SAEDC des CF-18 des Forces armées canadiennes.

AVIONS AMPHIBIES

Aéronautique construit et commercialise l'avion amphibie *Bombardier 415*, avion conçu pour la lutte contre les incendies. Il peut également s'adapter en version multimission, l'appareil *Bombardier 415* MP pouvant servir dans diverses missions spéciales, comme la recherche et le sauvetage, la protection de l'environnement, la patrouille côtière et le transport.

En février 2006, Aéronautique a relancé le programme d'avions *CL-215* T en réponse à la demande de la clientèle, principalement au Canada, à l'égard de la conversion d'un avion *CL-215* à moteur à pistons en un biturbopropulseur. L'avion *CL-215* T converti affiche une performance comparable à celle de l'avion *Bombardier 415*.

SOLUTIONS D'AVIONS SPÉCIALISÉS

Aéronautique continue d'identifier et de fournir des solutions d'avions de missions spéciales aux gouvernements et à des organismes du monde entier ayant des exigences spéciales. Aéronautique reconnaît le potentiel commercial des versions pour missions spéciales des avions régionaux et des avions d'affaires et se consacre à explorer davantage ce marché. Aéronautique travaille avec des spécialistes techniques et des tiers à appuyer la conversion de ces avions aux fins de leur rôle particulier.

VIII. FLEXJET ET SKYJET

FLEXJET

Grâce au programme nord-américain *Flexjet*, les propriétaires achètent des parts d'avions d'affaires qui comprennent des services d'exploitation et de soutien, dont l'équipage, l'entretien, les redevances d'abri et les assurances. De plus, le programme *Flexjet* commercialise, au nom de Jet Solutions L.L.C., la carte avion *Flexjet 25* (donnant droit à des blocs de 25 heures de vol), qui a été lancée en juin 2006.

Le programme *Flexjet* regroupait 93 avions en service en Amérique du Nord au 31 janvier 2007, en regard de 84 avions au 31 janvier 2006. La hausse de 11 % est principalement attribuable à la popularité accrue des appareils *Challenger 300* et *Learjet 40* offerts dans le cadre du programme *Flexjet*. *Flexjet* a continué d'apporter des améliorations opérationnelles et a aligné sa flotte d'avions en service sur le nombre de parts d'avions vendues.

SKYJET

Le programme nord-américain *Skyjet* offre des services de vols nolisés sur demande et des droits à des heures de vol. Le programme *Skyjet International*, visant les marchés d'Europe, d'Asie et du Moyen-Orient, permet aux clients d'acheter des droits à des heures de vol plutôt que des parts d'avions d'affaires. Le programme *Skyjet* prend, pour ses clients, les arrangements de vol à bord de biréacteurs d'affaires auprès de sociétés de vols nolisés sélectionnées.

NOMBRE DE CLIENTS DES PROGRAMMES FLEXJET ET SKYJET

Le nombre de clients qui détiennent ou louent des parts d'avions d'affaires ou encore qui ont des droits à des heures de vol se présentait comme suit aux 31 janvier :

	2007	2006
Flexjet	717[1]	612
Skyjet	329	288
	1 046	900

1 Le nombre de clients comprend les clients possédant une carte de membre *Flexjet 25* commercialisée pour le compte de Jet Solutions, L.L.C. Les vols *Flexjet* sont exploités par Jet Solutions, L.L.C.

Flexjet

L'augmentation nette de 105 clients est essentiellement attribuable aux innovations du programme *Flexjet*, qui visent à accroître la valeur pour le propriétaire et à établir un avantage concurrentiel dans le marché de la multipropriété. Parmi les innovations lancées au cours de l'exercice 2007, notons une zone de service secondaire étendue pour les avions *Challenger* qui comprend dorénavant le Mexique. De plus, la reconnaissance accrue par le marché de la qualité du service du programme *Flexjet* a suscité la confiance dans le programme chez les clients qui étaient auparavant avec des concurrents et qui représentent maintenant un nombre grandissant de nouveaux clients du programme *Flexjet*.

Skyjet

L'augmentation nette de 41 clients ayant des droits à des heures de vol est essentiellement attribuable au succès de la formule à la carte *Skyjet* (bloc de 25 heures donnant droit à des heures de vol) et à la reconnaissance accrue de la marque en Europe et au Moyen-Orient.

IX. PAYS STRATÉGIQUES

L'obtention du succès sur les marchés internationaux à croissance rapide fait partie intégrante de la stratégie à long terme de Aéronautique. Pour ce faire, Aéronautique a nommé, au cours de l'exercice 2007, des représentants principaux de pays pour quatre pays stratégiques : la Chine, l'Inde, la Russie et le Mexique. Ces représentants principaux de pays sont nommés conjointement avec Transport, et leur rôle consiste à aligner les efforts de Bombardier sur leur marché, à entrer en contact avec les leaders du milieu des affaires et de la scène politique, à appuyer les équipes des ventes d'avions d'affaires et d'avions régionaux, et à mener et à soutenir des activités précises de développement des affaires. Pour chacun de ces marchés, une stratégie intégrée de Aéronautique a été préparée, englobant des possibilités de croissance des revenus tirés des produits et des services et d'engagement industriel.

Aéronautique a ouvert une usine à Querétaro, au Mexique, pour compléter ses sites manufacturiers existants. Depuis le début des activités en mai 2006, l'installation de fabrication a créé environ 300 emplois. À l'heure actuelle, cette installation fabrique des harnais électriques et des composants aéronautiques structuraux, ce qui permet à Aéronautique de développer une capacité manufacturière interne à faibles coûts visant à réduire la dépendance envers des tiers pour certains composants aéronautiques et contribuer à réduire les frais d'exploitation.

Au cours de l'exercice 2007, Aéronautique a conclu une entente avec l'entreprise chinoise SAC, filiale de la société d'État de l'industrie aéronautique China Aviation Industry Corporation I (« AVIC I »). En vertu de cette entente, SAC fabriquera certains composants aéronautiques structuraux d'appareils *Q400* auparavant fournis par MHI. Cette entente s'appuie sur les relations de longue date entre Aéronautique et SAC, en vertu desquelles SAC a produit des sous-composants d'avions *Q100/200/300*.

TRANSPORT

BAII
AVANT ÉLÉMENTS SPÉCIAUX


3,9 %
2,7 %
255
179
0,4 %
33
2005
2006
2007

en millions de dollars
en pourcentage des revenus

NOUVELLES COMMANDES –
RATIO NOUVELLES COMMANDES
SUR REVENUS
(aux 31 janvier)


1,8
1,1
11,8
7,3
0,6
4,4
2005
2006
2007

Nouvelles commandes – en milliards de dollars
Ratio nouvelles commandes sur revenus

Transport est le chef de file mondial dans la fabrication de matériel et de systèmes de transport sur rail et la prestation de services connexes et offre une gamme complète de véhicules de transport-passagers, de locomotives, de véhicules légers sur rail et de systèmes de navettes automatisées. Il propose aussi des bogies, des systèmes de propulsion électrique et de contrôle et des services d'entretien, ainsi que des systèmes de transport et des solutions de contrôle ferroviaire. La présence de Transport dans 21 pays comprend 42 sites de production et 22 centres de service. Transport a des effectifs d'environ 29 000 employés.

ÉNONCÉS PROSPECTIFS

Les énoncés prospectifs de la section Transport du présent rapport reposent sur ce qui suit :

> *le carnet de commandes actuel et les nouvelles commandes futures estimatives;*
> *le maintien du leadership sur le marché dans les domaines du matériel roulant et des systèmes;*
> *l'expansion prévue des activités Services et Signalisation;*
> *l'exécution normale des contrats et le déploiement continu des initiatives stratégiques, surtout celles liées aux réductions de coûts, dont les initiatives d'amélioration de l'approvisionnement et de l'exploitation;*
> *les prévisions du marché, d'après les modèles de la demande du marché à long terme et les bases de données des projets futurs, conformément aux prévisions du marché accessibles au public;*
> *les récentes tendances de l'industrie susceptibles de se maintenir dans un avenir prévisible; et*
> *un niveau soutenu de dépenses publiques.*

Nouvelles commandes de

11,8 $

milliards

Carnet de commandes de

27,5 $

milliards

BAII avant éléments spéciaux de

255 $

millions

FAITS SAILLANTS

> Nouvelles commandes de 11,8 milliards $ (ratio nouvelles commandes sur revenus de 1,8) et carnet de commandes de 27,5 milliards $, deux nouveaux records pour l'industrie du transport sur rail.

> Maintien du leadership sur le marché dans les domaines du matériel roulant, des services et des systèmes.

> BAII avant éléments spéciaux de 255 millions $ ou 3,9 % des revenus, contre 179 millions $, ou 2,7 %, pour l'exercice précédent.

> Flux de trésorerie disponibles de 95 millions $, soit une amélioration de 221 millions $ en regard de l'exercice précédent.

I. PROFIL

MARCHÉ

Le marché mondial du transport sur rail (« marché total ») englobe le matériel roulant, les services, les systèmes et la signalisation, dont du matériel de télécommunication lié au rail, et les infrastructures. D'après l'étude intitulée « Worldwide rail market study-status quo and outlook 2015 » publiée par l'Union des industries ferroviaires européennes en janvier 2007 (« étude de marché de UNIFE »), le marché total atteignait 103,3 milliards € (124,6 milliards $) pour l'année civile 2006, dont un montant de 71,8 milliards € (86,6 milliards $) représente le marché total accessible par appel d'offres (« marché accessible »).

Les données du marché dans le présent rapport représentent, à moins d'indication contraire, le marché dans lequel Transport offre des produits (« marché pertinent »), défini comme le marché accessible, sauf:

- le Japon et la part des entrepreneurs locaux dans les marchés émergents, auxquels Transport n'a pas accès; et
- le marché nord-américain des locomotives et les marchés mondiaux des wagons à marchandises, des infrastructures ferroviaires, les marchés de l'électrification de réseau ferroviaire, et le segment de marché du matériel de communication, où Transport n'offre pas de produits.

Les données du marché pour le matériel roulant et les systèmes sont fondées sur les commandes annuelles publiées. Pour les services et la signalisation, les données du marché reposent sur l'étude de marché de UNIFE.

Étant donné la nature cyclique des segments de marché, la part de marché de Transport pour le matériel roulant, les systèmes et la signalisation représente la moyenne sur trois ans de la valeur totale des nouvelles commandes de Transport par rapport à la moyenne sur trois ans du marché pertinent total. Pour les services, elle représente la valeur totale des revenus annuels de Transport par rapport au marché pertinent total.

Le marché pertinent total et la part de Transport étaient comme suit pour les années civiles :

(en milliards de dollars)	2006		2005	
	MARCHÉ TOTAL	PART DE MARCHÉ DE TRANSPORT	MARCHÉ TOTAL	PART DE MARCHÉ DE TRANSPORT
Matériel roulant	**21,4 $**	**28 %**	17,1[1] $	31 %[1]
Services	**12,2**	**12 %**	11,7[2]	11 %[2]
Systèmes	**2,0**	**34 %[3]**	1,8	61 %[3,4]
Signalisation	**6,8**	**8 %**	6,5[5]	8 %[5]
	42,4 $	**21 %**	37,1 $	23 %[6]

1 Redressé pour exclure les wagons à marchandises, segment dont Transport s'est retiré.
2 Redressé d'après l'étude de marché de UNIFE. Les chiffres excluent maintenant la partie services sur le marché nord-américain des locomotives et le marché mondial des wagons à marchandises, dans lesquels Transport n'offre pas de produits.
3 La part de marché est calculée en fonction du marché total de 4,2 milliards $, dont quelque 2,2 milliards $ ont trait à la partie matériel roulant, services et signalisation des commandes pour l'année civile 2006 (respectivement 2,6 milliards $ et 800 millions $ pour l'année civile 2005).
4 Redressé sur une moyenne de trois ans suivant la pratique de l'industrie (moyenne de cinq ans utilisée l'an dernier).
5 Redressé selon l'étude de marché de UNIFE, exclusion faite du pur matériel de communication, marché où Transport n'offre pas de produits.
6 Déduction faite du projet du métro de Londres attribué dans l'année civile 2003, la part de marché pour l'année civile 2005 est de 27 % pour le matériel roulant, de 19 % pour les systèmes et de 18 % pour le marché total.

MARCHÉ MONDIAL PERTINENT POUR TRANSPORT
en milliards de dollars


30,8
7,1
11,6
12,1
37,1
8,3
11,7
17,1
42,4
8,8
12,2
21,4
2004
2005
2006

Matériel roulant
Services
Systèmes et signalisation

Transport analyse également le marché pertinent par région géographique : l'Europe, l'Amérique du Nord, l'Asie-Pacifique et la région Autres. La région Autres englobe tous les pays à l'extérieur de l'Europe, de l'Amérique du Nord et de l'Asie-Pacifique et comprend la Communauté des États indépendants (« CEI »). L'Europe représente toujours le plus grand marché, réunissant 62 % du marché pertinent.

Sur une moyenne de trois ans (années civiles 2004 à 2006), Transport demeure le chef de file de l'industrie du transport sur rail avec une part du marché pertinent de 21 %. Les fournisseurs du marché du transport sur rail sont passablement concentrés, les trois plus importants concurrents représentant environ 55 % du marché pertinent. Les principaux concurrents mondiaux de Transport sont Alstom Transport (« Alstom »), division de Alstom SA, et Siemens Transportation Systems (« Siemens »), division de Siemens AG, œuvrant tous deux sur les mêmes marchés que Transport.

PRODUITS ET SERVICES

Le matériel roulant demeure la principale activité de Transport et représente 62 % des revenus, contre 66 % pour l'exercice précédent, en raison d'un déplacement des activités vers les secteurs à marge plus élevée des services, et systèmes et signalisation. Le parc mondial de matériel roulant de Transport dépasse 100 000 véhicules et locomotives.

Le tableau ci-dessous présente les principaux segments de marché ainsi qu'un sommaire des principaux produits et services.

MATÉRIEL ROULANT			SERVICES	SYSTÈMES ET SIGNALISATION	
MATÉRIEL ROULANT	PROPULSION ET CONTRÔLES	BOGIES	SERVICES	SYSTÈMES	SIGNALISATION
Grandes lignes - Locomotives - Trains à très grande vitesse - Trains à grande vitesse - Trains interurbains - Trains régionaux - Trains suburbains **Transport en commun** - Voitures de métro - Véhicules légers sur rail	- Convertisseurs de puissance - Convertisseurs auxiliaires - Ensembles moteur-réducteur - Systèmes de communication et de contrôle	- Portefeuille de produits qui couvrent toute la gamme de véhicules sur rail - Gamme complète des services sur tout le cycle de vie des bogies	- Gestion de parcs de véhicules - Gestion des pièces de rechange et de la logistique - Remise à neuf et révision des voitures - Remise à neuf et révision des composantes - Soutien technique	- Systèmes de navettes automatisées - Systèmes de métro automatique - Systèmes de tramways - Systèmes clé en main - Systèmes de monorail automatisé - Exploitation et maintenance liées aux systèmes	- Systèmes de contrôle intégrés - Systèmes informatiques embarqués - Systèmes de protection et d'exploitation automatique des trains - Systèmes et matériel d'enclenchement le long des voies

Les contrats de transport sur rail sont habituellement de taille importante et de conception relativement complexe. Bien que les fabricants de matériel préfèrent généralement les plateformes communes, la majorité des contrats, surtout ceux visant le matériel roulant, nécessitent la personnalisation des produits pour qu'ils respectent les caractéristiques uniques de chacun des réseaux ferroviaires. Les projets exigent souvent des travaux d'ingénierie et de conception étendus avant la mise en production, d'où les délais de livraison importants. Néanmoins, le marché se tourne actuellement vers les plateformes modulaires, pour les locomotives en particulier, qui exigent moins de personnalisation des produits et permettront de raccourcir les délais de livraison.

CLIENTS

Le marché du transport sur rail consiste principalement en des clients des secteurs public ou parapublic, comme les grands chemins de fer nationaux, les chemins de fer régionaux et les autorités municipales de transport en commun. Les tendances à la déréglementation sur certains marchés, en particulier dans le transport régional de passagers et de marchandises, font émerger des exploitants privés. Cependant, les entités du secteur public dominent encore le marché et profitent d'une certaine forme de participation de l'État pour le financement de l'exploitation ou de l'infrastructure. Dans bien des pays, l'investissement dans l'infrastructure ferroviaire est perçu comme une obligation du secteur public. À l'exception de quelques exploitants privés transnationaux, les activités des clients restent pour la plupart nationales. Transport compte des clients dans 60 pays, et l'Europe représente 70 % des revenus de l'exercice 2007. Parmi les principaux critères de sélection des clients, mentionnons : la fiabilité, la disponibilité, la maintenabilité et la sécurité du véhicule, la conformité technique aux exigences particulières du client, le prix du véhicule et l'efficacité énergétique. Pour la plupart des exploitants publics, le contenu local constitue également un critère important.

II. CONTEXTE COMMERCIAL

CONJONCTURE ÉCONOMIQUE DE L'EXERCICE 2007

L'urbanisation, la croissance démographique et les préoccupations environnementales grandissantes sont tous des facteurs qui font progresser la demande de transport public.

Matériel roulant

La demande de matériel roulant a été exceptionnellement élevée au cours de l'année civile 2006 avec des commandes atteignant 21,4 milliards $, ce qui représente une hausse de 25 % par rapport à la demande déjà forte de l'année civile 2005. L'Europe est demeurée la région la plus importante et le principal moteur de la croissance. La demande a été surtout alimentée par le besoin en remplacement de voitures des parcs existants en Europe de l'Ouest, principalement pour le transport suburbain et régional, et par une hausse de la demande sur le marché des locomotives de trains à marchandises. Selon une étude publiée par la Commission économique des Nations Unies pour l'Europe en février 2007, le trafic-passagers a augmenté de 3 %, et le transport sur rail de marchandises s'est accru de 5 % en Europe au cours des trois premiers trimestres de l'année civile 2006. Une demande soutenue de locomotives polycourant de la part des exploitants privés découle de leurs activités de transport transfrontalier de marchandises. La demande de véhicules légers sur rail est demeurée ferme, surtout en Allemagne.

En Amérique du Nord, la demande de voitures de transport en commun a été vive, les grandes villes remplaçant ou agrandissant leur parc de trains suburbains ou de voitures de métro en réponse à l'accroissement du nombre de passagers. D'après les données de l'American Public Transport Association (« APTA ») datées de janvier 2007, le trafic-passagers a augmenté de 3 % dans les trains régionaux et les trains suburbains et de 2 % dans les véhicules légers sur rail au cours des trois premiers trimestres de l'année civile 2006.

En Asie-Pacifique, la demande de remplacement a également été vive, l'Australie y étant pour beaucoup. Après une très forte demande de la Chine ces dernières années, principalement stimulée par le segment des trains de grandes lignes, les commandes de matériel roulant ont été ramenées à un niveau plus facile à soutenir. Au cours de l'année civile 2006, la demande a été essentiellement centrée sur le transport de marchandises et le transport urbain. D'importants programmes d'investissement en vue d'améliorer les systèmes de transport-passagers sur rail pourraient également être observés sur d'autres marchés émergents, comme l'Afrique du Sud, la Malaisie et la Russie.

Services et Systèmes et signalisation

Du côté des services, la tendance mondiale à l'impartition s'est poursuivie. Cependant, puisque certains exploitants ferroviaires nationaux se sont bâti une expertise et une capacité d'assurer eux-mêmes l'entretien et la remise en état de leurs véhicules, la progression de l'impartition demeure modérée. En Europe, le Royaume-Uni reste le marché le plus accessible. La demande la plus grande vient des exploitants privés, bien que les exploitants publics du sud de l'Europe, surtout en Italie et en Espagne, aient commencé à attribuer des contrats d'entretien pour leur nouveau parc de véhicules. En Amérique du Nord, le développement de nouveaux services de trains suburbains a tendance à faire appel à des partenaires du secteur privé pour les volets exploitation et maintenance.

Au chapitre des systèmes, les régions de l'Asie-Pacifique et Autres ont été les principaux inducteurs de la croissance du marché, où les commandes pour les nouveaux projets clés en main ont totalisé 3,2 milliards $ (75 % du marché pertinent des systèmes) dans l'année civile 2006, contre 1,7 milliard $ (65 % du marché pertinent des systèmes) dans l'année civile 2005. Parallèlement, la pression continue exercée sur le financement public et les budgets gouvernementaux contribue à la mise en œuvre de nouveaux modèles de financement et d'exploitation de transports publics.

Dans le domaine de la signalisation, les principaux inducteurs de marché demeurent l'utilisation de la technologie numérique, la standardisation et le déplacement vers l'automatisation et les solutions sans conducteur. Les fournisseurs et exploitants d'infrastructure optimisent leurs systèmes en installant des solutions de signalisation en vue d'offrir un service plus fiable et plus efficace. Le système de gestion du trafic ferroviaire européen (« ERTMS »), issu des nouvelles normes européennes pour les systèmes de contrôle ferroviaire par signalisation en cabine, est devenu la norme de signalisation des grandes lignes généralement acceptée, n'étant pas uniquement instauré en Europe, mais également dans de nombreux pays partout dans le monde.

Se reporter aux sections Inducteurs de marché pour de plus amples renseignements.

TENDANCES PRÉVUES

Les tendances prévues comprennent une déréglementation plus poussée des marchés du transport sur rail et un mouvement continu des exploitants vers l'impartition des services d'entretien du matériel et services connexes. L'urbanisation, la congestion routière, la croissance des populations et la multiplication des grandes villes dans les régions d'Asie-Pacifique et du Moyen-Orient devraient être les principaux catalyseurs de la demande de systèmes de transport urbain.

Ces derniers mois, le débat public et politique sur le réchauffement climatique s'est intensifié. Devant la sensibilisation grandissante du public à cette question, les gouvernements cherchent de nouvelles façons de réduire les effets néfastes sur l'environnement. Les mesures discutées vont de réseaux routiers urbains à péage à de nouveaux mécanismes fiscaux appliqués aux véhicules automobiles et à la hausse des taxes sur le carburant, et ont une incidence positive à la fois sur le trafic-passagers et sur le trafic-marchandises. Même une économie en croissance comme la Chine insiste davantage sur le développement durable, se fixant des objectifs précis en matière de réduction de la consommation d'énergie dans son onzième plan quinquennal. Ce virage vers le transport vert de passagers et de marchandises devrait avoir des retombées positives sur le marché du transport sur rail.

La nécessité de remplacer du matériel roulant et des infrastructures existantes présentent une possibilité intéressante pour du nouveau matériel. Les actifs ferroviaires ont une longue durée de vie, habituellement autour de 30 ans. De nombreux parcs actuels approchent la fin de leur durée de vie utile, de sorte que le remplacement du matériel roulant et des systèmes de signalisation en place sera un inducteur important de la demande future.

Du côté des services, la tendance persistante vers l'impartition de l'entretien des véhicules et des activités de soutien offre une autre possibilité de croissance. En outre, la tendance vers les contrats de service à plus long terme aidera à raffermir les revenus de Transport.

L'intérêt de l'Europe pour les services ferroviaires transfrontaliers jouera également un rôle, à mesure que l'expansion du transport sur rail de marchandises et de passagers sur les couloirs internationaux suscitera la demande de locomotives polycourant et de l'ERTMS. Les nouveaux règlements et les nouvelles tendances vers l'automatisation et les systèmes de transport sur rail sans conducteur présenteront des possibilités de croissance dans le marché de la signalisation. L'accent accru mis sur la sécurité dans tous les modes de transport jouera un rôle dans la définition de nouveaux produits et de nouvelles caractéristiques de transport sur rail.

Les marchés émergents ayant un fort potentiel, comme la Chine, l'Inde, la Russie et l'Europe de l'Est, sont également très prometteurs. Au Moyen-Orient et en Afrique, la progression de la croissance et du développement crée des possibilités dans le marché des systèmes.

Les défis potentiels incluent le risque de retard ou d'annulation de projets, la réduction éventuelle du financement public, l'intensification de la concurrence menant à l'érosion des prix et l'éventualité que les exploitants recourent à l'impartition des services à un rythme plus lent que prévu.

Se reporter à la section Inducteurs de marché pour plus de détails.

PRINCIPAUX FACTEURS DE SUCCÈS

Les principaux facteurs de succès dans le contexte commercial actuel comprennent :

- un vaste portefeuille de produits de pointe pouvant être personnalisés;
- des compétences en ingénierie supérieures liées à des processus de gestion de projets des plus évolués;
- une présence mondiale renforcée par des partenaires locaux bien établis;
- un coût d'achat initial concurrentiel et des coûts de cycle de vie attrayants grâce à l'optimisation de l'approvisionnement et à l'amélioration de l'ingénierie;
- un bassin de fournisseurs solides et fiables;
- un bassin de talents de travailleurs bien formés; et
- la capacité de protéger et de gérer efficacement la propriété intellectuelle.

III. OBJECTIFS ET STRATÉGIES

Le montant record de nouvelles commandes enregistré au cours de l'exercice 2007 illustre l'amélioration de la compétitivité du portefeuille de produits et de services de Transport, avec un nombre croissant de contrats importants ayant été obtenus dans de nombreux segments de marché et de régions géographiques. Le programme de redressement global que Transport a lancé il y a trois ans compte pour beaucoup dans ce succès. S'articulant autour de dix initiatives d'amélioration, ce programme a permis à Transport d'améliorer l'exécution des contrats, de réduire les risques et de réaliser une croissance rentable. Les progrès constants enregistrés au cours des trois derniers exercices grâce à diverses initiatives ont grandement contribué à l'accroissement de la marge BAII avant éléments spéciaux, la faisant passer de 0,4 % pour l'exercice 2005 à 3,9 % pour l'exercice 2007.

Transport réaffirme son objectif de porter la marge BAII à 6 % d'ici trois ans. Transport a maintenant achevé son plan de restructuration lancé au cours de l'exercice 2005, de sorte que l'attention est maintenant concentrée sur six initiatives d'amélioration : leadership sur le marché, portefeuille de produits, excellence opérationnelle, gestion de projets, approvisionnement et ressources humaines. Pour l'exercice 2008, Transport aura entre autres priorités celles de renforcer davantage l'offre de produits et de trouver de nouveaux débouchés. Parallèlement, avec les nouveaux contrats importants qui sont mis en production, la gestion de projets et l'exécution des contrats demeureront des priorités principales.

Le tableau ci-après présente les priorités de Transport, ainsi que les réalisations de l'exercice 2007 et les mesures prévues pour l'exercice 2008 à l'égard de chacune de ces priorités.

PRIORITÉS DE TRANSPORT	RÉALISATIONS DE 2007	MESURES PRÉVUES POUR 2008
Améliorer l'exécution des contrats	> Lancement du programme d'amélioration des marges et de la qualité, axé sur l'approvisionnement, l'ingénierie et la gestion de projets dans toutes les divisions. > Intensification de l'accent mis sur l'organisation de la gestion de projets	> Continuation de la mise en œuvre du programme d'amélioration des marges et de la qualité dans les nouveaux projets. > Nouveau renforcement de l'organisation de la gestion de projets, à l'aide de formations et de vérifications de projets plus poussées
Maintenir le leadership sur les marchés du matériel roulant et des systèmes	> Maintien du leadership dans les domaines du matériel roulant et des locomotives pour le transport de passagers grâce à l'attribution de contrats importants dans les secteurs des trains suburbains, des trains régionaux, du transport en commun et du transport de marchandises. > Maintien de la position de chef de file dans le domaine des systèmes grâce à la commande de Gautrain Rapid Rail Link en Afrique du Sud.	> Nouveau renforcement de la position sur les marchés émergents, surtout en Chine, en Inde, en Russie et en Europe de l'Est.

PRIORITÉS DE TRANSPORT	RÉALISATIONS DE 2007	MESURES PRÉVUES POUR 2008
Accroître les activités de service et signalisation	> Augmentation des nouvelles commandes de services en Europe, grâce à des contrats à long terme importants obtenus auprès d'exploitants des secteurs public et privé. > Amélioration de la position sur le marché des services en Amérique du Nord en remportant des projets clés et en améliorant la couverture des centres de service.	> Du côté des services, continuation du déploiement des solutions d'entretien prédictif et de la mise en œuvre d'autres meilleures pratiques dans les sites et les projets. > En signalisation, établissement d'un portefeuille de croissance rentable dans les applications de transport en commun et de trains de grandes lignes, et pénétration de nouveaux marchés.
Tirer parti de la vaste gamme de produits actuelle et améliorer encore le portefeuille	> Achèvement du portefeuille de locomotives modulaires *TRAXX*. > Lancement de solutions innovatrices dans les domaines de l'entretien prédictif (*ORBITA*), des solutions intégrées en matière de sécurité du transport sur rail (*SEKURFLO*) et des systèmes de contrôle et de gestion des trains (*MITRAC* TCMS).	> Lancement de la nouvelle plateforme régionale *TALENT* 2, pouvant être adaptée aux exigences changeantes des clients même après la livraison, afin de raffermir davantage le leadership dans le segment des trains régionaux/suburbains. > Poursuite de l'élargissement du portefeuille de produits par l'ajout de solutions innovatrices.
Poursuivre l'élaboration d'initiatives pour l'ensemble du groupe	> Achèvement réussi du plan de restructuration lancé au cours de l'exercice 2005. > Renforcement des initiatives interdivisions.	> Recherche d'autres possibilités interdivisions entre les divisions du matériel roulant, des services, des systèmes et signalisation.

IV. ANALYSE DES RÉSULTATS

Les résultats d'exploitation de Transport, utilisant des monnaies fonctionnelles autres que le dollar américain, principalement l'euro, la livre sterling et d'autres devises d'Europe de l'Ouest, sont convertis en dollars américains aux taux de change moyens des périodes visées. L'appréciation de l'euro et d'autres devises européennes par rapport au dollar américain au cours de l'exercice 2007 en regard de l'exercice 2006 a profité aux revenus (« incidence positive des taux de change ») et nui aux dépenses (« incidence négative des taux de change »). Se reporter à la section Taux de change pour les taux de change moyens utilisés pour convertir les revenus et les dépenses.

Les résultats de Transport ont été comme suit pour les exercices :

	2007	2006
Revenus		
Matériel roulant	**4 066 $**	4 356 $
Services	**1 404**	1 329
Systèmes et signalisation[1,2]	**1 116**	954
Total des revenus	**6 586**	6 639
Coût des ventes	**5 672**	5 794
Marge	**914**	845
Frais d'exploitation[3]	**550**	527
BAIIA avant éléments spéciaux	**364**	318
Amortissement	**109**	139
BAII avant éléments spéciaux	**255**	179
Éléments spéciaux	**24**	88
BAII	**231 $**	91 $
(en pourcentage du total des revenus)		
Marge	**13,9 %**	12,7 %
BAIIA avant éléments spéciaux	**5,5 %**	4,8 %
BAIIA	**5,2 %**	3,5 %
BAII avant éléments spéciaux	**3,9 %**	2,7 %
BAII	**3,5 %**	1,4 %

1 Les revenus de systèmes et signalisation sont présentés sous Autres revenus dans les états des résultats consolidés.
2 Excluant la tranche du matériel roulant des commandes de systèmes fabriqué par les autres divisions de Transport.
3 Constitués des frais de vente et d'administration ainsi que des frais de recherche et de développement.

Revenus par région géographique	2007		2006	
Europe	4 618 $	70 %	4 781 $	72 %
Amérique du Nord	1 015	15 %	1 209	18 %
Asie-Pacifique	714	11 %	495	7 %
Autres	239	4 %	154	3 %
	6 586 $		6 639 $	


REVENUS PAR RÉGION
GÉOGRAPHIQUE
4 %
11 %
15 %
70 %
E2007
Europe
Amérique du Nord
Asie-Pacifique
Autres

Revenus de matériel roulant
La diminution de 290 millions $ est essentiellement attribuable à :
- la baisse des revenus des trains de grandes lignes en Europe, surtout au Royaume-Uni, en Allemagne et aux Pays-Bas, en raison d'un niveau d'activité moins élevé dans ces marchés (450 millions $); et à
- la réduction des revenus en Amérique du Nord, attribuable à l'achèvement de deux contrats importants (120 millions $).

En partie contrebalancées par :
- l'intensification des activités dans le segment en expansion des véhicules légers sur rail (134 millions $);
- l'accroissement du niveau d'activité dans les marchés émergents en croissance (Chine, Taiwan et Corée) (120 millions $); et par
- l'incidence positive des taux de change (57 millions $).

Revenus de services
L'augmentation de 75 millions $ est surtout attribuable à :
- l'augmentation du niveau d'activité, principalement en Europe (45 millions $); et à
- l'incidence positive des taux de change (27 millions $).

Revenus de systèmes et signalisation
La progression de 162 millions $ est surtout attribuable à :
- un niveau plus élevé d'activité relative au contrat du métro de Londres (101 millions $);
- un niveau plus élevé d'activité en Asie (Chine, Corée et Taiwan) et en Espagne (60 millions $); et à
- l'incidence positive des taux de change (13 millions $).

Marge en pourcentage
L'amélioration de 1,2 point de pourcentage est essentiellement attribuable au déploiement du programme d'amélioration des marges et de la qualité, axé sur l'approvisionnement, l'ingénierie et la gestion de projets.

Frais d'exploitation
L'augmentation de 23 millions $ est surtout attribuable à :
- l'incidence négative des taux de change (10 millions $);
- la hausse des frais de recherche et de développement liés aux activités de développement de produits, pour la plupart dans le cadre du projet *TALENT* 2 pour le transport régional et suburbain futur (9 millions $); et à
- l'augmentation des frais de vente et d'administration pour soutenir la croissance, en accord avec la vision stratégique de Transport (9 millions $).

En partie contrebalancées par :
- la diminution des coûts liés aux appels d'offres relatifs aux systèmes et aux trains de grandes lignes (12 millions $).

Amortissement
Le recul de 30 millions $ résulte surtout d'une charge de dépréciation relativement à des marques de commerce, constatée au cours de l'exercice 2006.

FLUX DE TRÉSORERIE DISPONIBLES

Les flux de trésorerie disponibles de Transport ont été comme suit pour les exercices :

	2007	2006
BAII	231 $	91 $
Éléments hors caisse :		
Amortissement	109	139
Gain sur cessions d'immobilisations corporelles	(1)	(4)
Rémunération à base d'actions	7	3
Éléments spéciaux	24	88
Variation nette des soldes hors caisse liés à l'exploitation	(209)	(388)
Acquisitions d'immobilisations corporelles, montant net	(66)	(55)
Flux de trésorerie disponibles	95 $	(126) $

La hausse de 221 millions $ est principalement attribuable :

- à l'écart positif d'un exercice à l'autre de la variation nette des soldes hors caisse liés à l'exploitation (179 millions $) (voir l'explication ci-après), découlant essentiellement de la baisse des sorties de fonds liées au plan de restructuration lancé au cours de l'exercice 2005 (93 millions $); et
- aux flux de trésorerie liés aux activités d'exploitation avant la variation nette des soldes hors caisse liés à l'exploitation (53 millions $).

Variation nette des soldes hors caisse liés à l'exploitation

Pour l'exercice 2007, le montant de 209 millions $ est essentiellement attribuable à la diminution des créditeurs, en partie contrebalancée par les paiements reçus, les avances et les facturations progressives.

Pour l'exercice 2006, le montant de 388 millions $ est principalement attribuable à la baisse des paiements reçus, des avances et des facturations progressives, à la baisse de créditeurs et à la hausse de débiteurs, en partie contrebalancées par une diminution des stocks.

CARNET DE COMMANDES

Transport a reçu les principales commandes suivantes au cours de l'exercice 2007 :

CLIENT	PRODUIT / SERVICE	NOMBRE DE VÉHICULES	TOTAL	MATÉRIEL ROULANT	SERVICES	SYSTÈMES ET SIGNALISATION
Société Nationale des Chemins de fer Français (« SNCF »), France	Trains suburbains de grande capacité (Nouvelle automotrice du Transilien ou NAT)	1 321	1 800 $	1 800 $	– $	– $
Gouvernement de la province de Gauteng, Afrique du Sud (commande pour le Gautrain Rapid Rail Link)	Système de métro automatique, avec automotrices électriques, type *Electrostar*, système de contrôle ferroviaire *CITYFLO* 250 et contrat de services d'entretien de 15 ans	96	1 650[1]	250	700	700
SNCF, France	Trains régionaux de grande capacité, type AGC	428	605	605	–	–
Chicago Transit Authority, États-Unis	Voitures de métro	406	577	577	–	–
Nederlandse Spoorwegen (NS–chemins de fer néerlandais), Pays-Bas	Automotrices électriques à deux niveaux, type VIRM	200	569	569	–	–
Red Nacional de los Ferrocarriles Españoles (RENFE), Espagne	Locomotives *TRAXX*, type F140 DC et contrat de services d'entretien de 14 ans	100	549	327	222	–

CLIENT	PRODUIT / SERVICE	NOMBRE DE VÉHICULES	TOTAL	MATÉRIEL ROULANT	SERVICES	SYSTÈMES ET SIGNALISATION
Toronto Transit Commission (TTC), Canada	Nouvelles voitures de métro Rocket	234	473[2]	473	–	–
Transport for London (TfL), Royaume-Uni	Automotrices électriques, type *Electrostar* et contrat de services d'entretien de 7,5 ans	152	425	347	78	–
Verkehrsgesellschaft Frankfurt am Main (VGF), Allemagne	Véhicules légers sur rail à plancher haut *FLEXITY* Swift	146	361	361	–	–
First Great Western (FGW), Royaume-Uni	Révision de bogies de trains à grande vitesse et travaux de développement technique	–	160	–	160	–
CBRail (Euro) Limited, Royaume-Uni	Locomotives *TRAXX*, type F140 MS/DE	35	156	156	–	–
Syarikat Prasarana Negara Berhad (SPNB), Malaisie	Voitures MK II utilisant la technologie automatisée ART	88[3]	147	147	–	–
Metro do Porto, S.A., Portugal	Véhicules légers sur rail à plancher bas bidirectionnels *FLEXITY* Swift	30[4]	114	105	9	–
Shanghai Shensong Line Mass Transit Company Ltd., Chine	Voitures de métro *MOVIA*	306[5]	104	104	–	–
FGW, Royaume-Uni	Rénovation de voitures-passagers de trains à grande vitesse	405	100	–	100	–

1 Valeur totale du contrat, y compris celle du partenaire de consortium, de 3,3 milliards $.
2 Valeur totale du contrat, y compris les pièces de rechange et du matériel supplémentaire. Valeur du contrat seulement pour les voitures de 431 millions $.
3 Nombre total de voitures commandées, Bombardier et son partenaire de consortium combinés. Valeur totale du contrat de 210 millions $.
4 Nombre total de voitures commandées, Bombardier et son partenaire de consortium combinés. Valeur totale du contrat de 148 millions $.
5 Nombre total de voitures commandées, Bombardier et son partenaire de consortium combinés. Valeur totale du contrat de 326 millions $.

De plus, les principaux contrats suivants ont été attribués à Transport au cours de l'exercice 2007:

- Transport a reçu une commande de First ScotRail, au Royaume-Uni, pour l'entretien d'un parc de véhicules, introduisant les systèmes de surveillance et de diagnostic à distance innovateurs *ORBITA*. Transport prévoit déployer cette nouvelle technologie pour d'autres clients.
- Transport a obtenu un contrat quinquennal de services d'entretien du parc de locomotives de la société ferroviaire d'État de l'Italie (« Trenitalia »). C'est la première fois que Trenitalia confie en impartition tout l'entretien de son parc.
- Dans le secteur des trains à grande vitesse, Transport a reçu une commande additionnelle de voitures intermédiaires pour le Oslo Airport Express, permettant ainsi au client d'accroître la capacité par train de plus de 40 %.
- Transport a encore raffermi sa position dans le secteur du transport en commun en Chine grâce à la commande de 40 voitures de métro automatique pour la liaison vers l'aéroport international Capital de Beijing et à la commande de l'équipement Bombardier *MITRAC* de propulsion et de contrôle pour le métro de Beijing.

En outre, après la clôture de l'exercice 2007, Transport a signé l'accord-cadre et les contrats suivants, qui ne sont pas inclus dans le carnet de commandes au 31 janvier 2007:

- Transport et Deutsche Bahn AG (« DB ») ont signé un accord-cadre pour la fourniture de 321 nouveaux trains *TALENT* 2, d'une valeur d'environ 1,2 milliard € (1,6 milliard $). La fourniture d'automotrices électriques de nouvelle génération constituera avec les trains à deux niveaux et les locomotives *TRAXX* de Bombardier l'épine dorsale du service de transport régional allemand de DB.
- Transport a obtenu une commande de la société chinoise Dalian Locomotives and Rolling Stock Co. Ltd., portant sur la fourniture de 500 locomotives électriques de fret pour le compte du Ministère Chinois des Transports. Le montant total du contrat est évalué à 1,1 milliard € (1,4 milliard $), et la part de Transport s'élève à 480 millions $. Le contrat englobe la conception et le soutien techniques ainsi que la version à la fine pointe de l'équipement *MITRAC* de propulsion et de contrôle.

- Transport a reçu une commande portant sur la fourniture de 150 autres locomotives électriques E464 à Trenitalia d'une valeur de 487 millions $. Avec 350 locomotives de ce type déjà en service, Trenitalia exploitera l'un des plus importants parcs d'un même véhicule en Europe.
- Transport a reçu une commande clé de l'exploitant suédois Banverket en vue de doter la ligne Västerdalsbanan du système de signalisation de pointe *INTERFLO* 150, la première technologie ERTMS optimisée pour le transport régional.

Les nouvelles commandes de Transport ont été comme suit pour les exercices :

(en milliards de dollars)	**2007**	2006
Matériel roulant	**7,8 $**	5,3 $
Services	**2,5**	1,2
Systèmes et signalisation	**1,5**	0,8
	11,8 $	7,3 $

La progression est essentiellement attribuable à :
- la hausse des nouvelles commandes de systèmes de transport et de services (Afrique du Sud), de trains de grandes lignes (Europe et États-Unis), de véhicules légers sur rail (Europe) et de services (Europe).

En partie atténuée par :
- la baisse du niveau de nouvelles commandes de locomotives comparativement au niveau de nouvelles commandes exceptionnellement élevé de l'exercice 2006 (Europe).

Le carnet de commandes de Transport était comme suit aux 31 janvier :

(en milliards de dollars)	**2007**	2006
Matériel roulant	**15,9 $**	11,6 $
Services	**5,9**	4,4
Systèmes et signalisation	**5,7**	4,9
	27,5 $	20,9 $

L'augmentation découle des nouvelles commandes supérieures aux revenus comptabilisés (5,2 milliards $) et à un écart de conversion net positif (1,4 milliard $). L'écart de conversion net positif est attribuable surtout à un raffermissement de l'euro et de la livre sterling par rapport au dollar américain au 31 janvier 2007 comparativement au 31 janvier 2006.

RESTRUCTURATION

Le plan de restructuration lancé au cours de l'exercice 2005 et visant à réduire la structure de coûts de Transport est terminé. Les sorties de fonds nettes devraient maintenant totaliser 452 millions $, dont 394 millions $ avaient été déboursés au 31 janvier 2007. Les sorties de fonds nettes ont atteint 77 millions $ au cours de l'exercice 2007 (170 millions $ au cours de l'exercice 2006).

MAIN-D'ŒUVRE ET RELATIONS DE TRAVAIL

Le nombre total d'employés s'établissait comme suit aux 31 janvier :

	2007	2006
Europe	**22 387**	21 551
Amérique du Nord	**5 690**	6 163
Autres	**1 027**	930
	29 104[1]	28 644[1]

1 Comprend respectivement 2899 et 2070 employés contractuels aux 31 janvier 2007 et 2006.

L'accroissement du nombre total d'employés est principalement attribuable à une augmentation nette en Europe, surtout en Hongrie, au Royaume-Uni, en République Tchèque, en Pologne et en Autriche, en partie contrebalancée par une diminution nette en Amérique du Nord, surtout au Canada.

En Europe et en Amérique du Nord, respectivement 80 % et 40 % des employés étaient visés par des conventions collectives au 31 janvier 2007. Au cours de l'exercice 2008, la plupart des conventions collectives en Amérique du Nord devraient être renouvelées. En Europe, les conventions collectives en vigueur viennent à échéance à différentes dates au cours des exercices 2008 et 2009.

APERÇU DU MARCHÉ

L'année civile 2006 a été une année record pour les commandes de matériel roulant. La demande résultait surtout du besoin en remplacement des parcs de véhicules existants en Europe de l'Ouest et en Amérique du Nord, ainsi que de l'établissement de nouvelles lignes en Asie-Pacifique, en Russie et en Afrique du Sud.

Le marché pertinent total par région géographique et la part de marché moyenne sur trois ans de Transport se sont établis comme suit pour les années civiles :

(en milliards de dollars)	2006		2005	
	MARCHÉ TOTAL		MARCHÉ TOTAL[1]	
Europe	26,3 $	62 %	22,4 $	60 %
Asie-Pacifique	6,2	15 %	5,6	15 %
Amérique du Nord	3,9	9 %	4,7	13 %
Autres	6,0	14 %	4,4	12 %
	42,4 $			37,1 $
Part de marché de Transport	21 %		23 %[2]	

1 Redressé (se reporter à la section Profil).
2 Déduction faite du projet du métro de Londres attribué dans l'année civile 2003, la part de marché pour l'année civile 2005 est de 18 %.

MARCHÉ MONDIAL
PERTINENT POUR TRANSPORT


14 %
15 %
9 %
62 %

2006

Europe
Asie-Pacifique
Amérique du Nord
Autres

- Le marché européen, déjà à un haut niveau dans l'année civile 2005, s'est encore accru au cours de l'année civile 2006 grâce aux importants remplacements de matériel roulant et aux projets de systèmes.
- Le marché de l'Asie-Pacifique a progressé davantage dans l'année civile 2006 en raison du niveau plus élevé d'investissement dans du nouveau matériel roulant et une forte croissance de la demande de projets de systèmes.
- Le marché nord-américain a connu un ralentissement par suite d'une diminution de la demande de projets de systèmes, en partie compensé par une progression de la demande de remplacements de matériel roulant.
- Les autres marchés se sont développés, principalement grâce à la commande de Gautrain Rapid Rail Link (Afrique du Sud), que Transport a obtenue, et à une commande de trains à très grande vitesse (Russie).

Après avoir connu une demande exceptionnellement élevée au cours de l'année civile 2006, le marché pertinent devrait recouvrer un niveau plus soutenable d'environ 35 milliards $.

V. MATÉRIEL ROULANT

INDUCTEURS DE MARCHÉ

La demande de matériel roulant résulte principalement du besoin en remplacement de voitures sur les marchés parvenus à maturité d'Europe et d'Amérique du Nord. Une nouvelle demande provient de la reprise du segment des véhicules légers sur rail et de l'expansion des trains régionaux et suburbains en Europe et en Amérique du Nord, ainsi que de nouvelles lignes et nouveaux réseaux de transport sur les marchés émergents de l'Asie-Pacifique, de la CEI, du Moyen-Orient et de l'Afrique. Les investissements dans les infrastructures représentent l'un des principaux indicateurs de la demande de matériel roulant et induiront la demande en Chine, où le réseau prévu doit être prolongé de 15 600 km et atteindre alors 90 000 km d'ici 2010. En Europe, le transport ferroviaire tirera parti du projet de système ferroviaire transeuropéen, qui vise à améliorer les conditions générales de transport en Europe jusqu'en 2020 et comptera 25 000 km de voies ferrées nouvelles ou améliorées. De plus, la libéralisation du marché du transport sur rail continue d'avoir un effet positif, avec l'émergence de nouveaux exploitants en transport sur rail de marchandises et de passagers.

Grandes lignes

Le parc mondial de matériel roulant de grandes lignes, pratiquement le même que pour l'exercice précédent, était comme suit pour l'année civile 2006 :

	NOMBRE DE VÉHICULES	
Asie-Pacifique	170 400	34 %
Europe	168 100	34 %
Amérique du Nord	51 100	10 %
Autres	106 500	22 %
	496 100	

Source : d'après l'étude de marché de UNIFE.

L'Europe de l'Ouest compte à elle seule 132 000 véhicules, plus de 20 % de son parc ayant dépassé le seuil de remplacement de 30 ans et 25 % arrivant à ce seuil au cours de la prochaine décennie, surtout des trains à grande et à très grande vitesse et des automotrices. La construction de nouvelles lignes à grande et à très grande vitesse partout en Europe et en Asie-Pacifique contribue également à accroître la demande de ces trains, qui allient les nouvelles technologies en matière de systèmes de propulsion et de contrôle.

Une grande partie des régions de l'Asie-Pacifique et Autres, principalement la CEI, n'est pas accessible à la concurrence internationale. L'ouverture en cours de ces régions devrait offrir de nouvelles possibilités pour Transport.

Transport en commun

Le parc mondial de matériel roulant destiné au transport en commun compte environ 63 000 voitures de métro (environ 100 systèmes de métro) et 47 000 véhicules légers sur rail. Ce parc, pratiquement inchangé par rapport à l'exercice précédent, était comme suit pour l'année civile 2006 :

	NOMBRE DE VÉHICULES	
Europe	43 000	39 %
Asie-Pacifique	19 800	18 %
Amérique du Nord	18 200	16 %
Autres	29 300	27 %
	110 300	

Source : d'après l'étude de marché de UNIFE.

La demande de matériel roulant dans le secteur du transport en commun est principalement attribuable aux nouveaux systèmes de transport en Asie, au Moyen-Orient et en Afrique du Nord, qui sont induits par la croissance économique et l'urbanisation, et au prolongement des réseaux existants et aux besoins de remplacement en Europe et en Amérique du Nord. De 25 % à 30 % des parcs de voitures de métro et de véhicules légers sur rail en Europe ont dépassé le seuil de remplacement de 30 ans, et 30 % atteindront ce seuil au cours de la prochaine décennie. L'Europe de l'Est compte de grands systèmes de véhicules légers sur rail; cependant, la demande progresse lentement en raison des problèmes de financement. Quelque 40 % du parc de voitures de métro d'Amérique du Nord a dépassé le seuil de remplacement de 30 ans, et 30 % atteindra ce seuil au cours de la prochaine décennie.

CONCURRENCE

Transport a deux principaux concurrents mondiaux, soit Alstom et Siemens, œuvrant tous deux sur les mêmes marchés.

Ansaldobreda Spa Transport (« Ansaldo ») est également un fournisseur offrant une gamme complète de produits, établi en Italie et dans d'autres pays d'Europe. Construcciones y Auxiliar de Ferrocarriles SA (« CAF »), Patentes Talgo SA et Stadler Rail AG se spécialisent dans le domaine des voitures-passagers, principalement en Europe. CAF et Ansaldo exercent également leurs activités en Amérique du Nord. Vossloh AG œuvre dans le domaine des locomotives diesels et des systèmes de propulsion en Europe. Le fournisseur russe CJSC Transmashholding commence à exercer des activités en Europe.

Les fournisseurs japonais comme Kawasaki Heavy Industries Ltd., Kinki Sharyo Co., Ltd., Mitsubishi Electric Corporation, Nippon Sharyo Ltd. et Toshiba Corporation sont des concurrents exerçant leurs activités principalement en Asie et aux États-Unis dans les secteurs du matériel roulant et des systèmes de propulsion électrique. Rotem Company est un fabricant coréen de matériel roulant pour le transport de passagers, présent sur les marchés de l'Asie, de l'Amérique du Nord et de l'Europe. Hitachi Ltd., qui exerce des activités en Asie-Pacifique, a elle aussi pénétré le marché européen.

Transport a toujours établi des relations d'affaires dans le cadre de projets avec nombre de ses concurrents, particulièrement en Europe.

Avantages concurrentiels clés

Transport tire un avantage concurrentiel clé de son vaste portefeuille de produits dans le secteur du matériel roulant pour le transport de passagers, qui comprend tous les types de trains et grands sous-systèmes, allant des applications en milieu urbain au transport par train à très grande vitesse, dont les voitures à un et deux niveaux, les automotrices et les trains tirés par des locomotives, les systèmes de propulsion électrique et diesel, ainsi que les caisses en acier et en aluminium, et les bogies. Ce portefeuille permet à Transport de satisfaire à un large éventail d'exigences des clients partout dans le monde.

Un autre avantage concurrentiel clé de Transport réside dans sa bonne réputation au sein de l'industrie pour son orientation client, la fiabilité de ses produits et la valeur pour le prix livrée à ses clients. Ceci est démontré par les commandes importantes reçues de clients de Transport au cours de l'exercice 2007, des principaux exploitants en place en Europe, mais aussi du marché des systèmes grâce à des commandes additionnelles au Canada (voitures ART, Vancouver), en Malaisie (voitures ART, Kuala Lumpur) et aux États-Unis (navettes automatisées, Las Vegas). De plus, Transport a obtenu presque tous les contrats clés sur ses marchés principaux : France (NAT, Île-de-France), Allemagne (véhicules légers sur rail, Francfort), États-Unis (voitures de métro pour Chicago Transit Authority), Canada (voitures de métro pour Toronto Transit Commission) et Espagne (locomotives de trains de marchandises pour RENFE). En outre, au cours de l'exercice 2007, les voitures à deux niveaux de Transport ont été reconnues les véhicules les plus fiables en service quotidien par DB, selon le degré élevé de satisfaction des passagers et du client.

DÉVELOPPEMENT DE PRODUITS

Au cours de l'exercice 2007, Transport a apporté d'autres améliorations à ses parcs de trains régionaux et suburbains destinés au marché européen. Le train suburbain mis au point pour le réseau d'Île-de-France est conçu pour offrir un maximum de confort, de sûreté et de sécurité aux voyageurs et est basé sur des technologies de Bombardier largement éprouvées en service commercial, permettant d'offrir un haut niveau de fiabilité.

Le train *TALENT 2*, conçu pour le transport régional et suburbain futur, s'inscrit dans le développement continu du concept modulaire de Transport, qui a déjà été introduit avec succès en France avec le train AGC (Autorail Grande Capacité). Ce concept de design offre une souplesse et une modularité inégalées en accord avec les besoins des clients. Ces caractéristiques représentent un avantage concurrentiel pour les exploitants sur un marché européen caractérisé par la croissance et la libéralisation. En février 2007, Transport a signé avec DB un accord-cadre pour la fourniture de 321 nouveaux trains *TALENT* 2 (se reporter à la section Carnet de commandes pour de plus amples détails).

En septembre 2006, lors de la plus importante exposition ferroviaire du monde (InnoTrans, Allemagne), Transport a présenté la nouvelle locomotive diesel-électrique *TRAXX*, qui complète la famille de locomotives de plateforme *TRAXX* et consolide la position de Transport dans le marché des locomotives diesels.

Dans le cadre du projet « Train vert », Transport a commencé les essais du premier bogie mécatronique en collaboration avec la société suédoise Banverket. Cette solution technologique innovatrice intéresse de plus en plus les exploitants ferroviaires, car elle permet de surveiller l'état des rails et de réduire les dommages qui leur sont causés. Au Royaume-Uni, les exploitants paient des frais pour les dommages que leurs trains causent aux voies ferrées, pratique qui pourrait s'étendre à d'autres pays.

Au cours de l'exercice 2007, Transport a remporté une commande de Neoman Bus GmbH, l'un des plus importants fabricants d'autobus sur le marché mondial, visant la conception et la fabrication de systèmes de propulsion *MITRAC 500* pour équiper 80 trolleybus pour Barquisimeto, au Venezuela. Avec cette commande, Transport a élargi l'application de sa très fiable gamme de systèmes de propulsion *MITRAC* pour inclure le marché des trolleybus. Étant donné son expérience fructueuse dans ce segment, le système *MITRAC* 500 peut désormais propulser des tramways, des systèmes de navettes et des trolleybus.

CARNET DE COMMANDES

Transport comptabilise les revenus selon la méthode de l'avancement des travaux en fonction des coûts réels engagés par rapport au total des coûts prévus pour l'ensemble d'un contrat, à l'exclusion des coûts qui ne sont pas représentatifs de la mesure du degré d'avancement. Le carnet de commandes, exprimé en pourcentage de l'avancement des travaux, était comme suit aux 31 janvier :

(en milliards de dollars)	**2007**	2006
0 % à 25 %	**10,0 $**	6,4 $
25 % à 50 %	**3,1**	2,4
50 % à 75 %	**1,6**	1,2
75 % à 100 %	**1,2**	1,6
	15,9 $	11,6 $

L'évolution de ces catégories reflète les nouvelles commandes reçues, qui ont plus que compensé la progression des contrats pendant l'exercice.

PART DE MARCHÉ

Le marché pertinent total du matériel roulant par région géographique et la part de marché moyenne sur trois ans de Transport étaient comme suit pour les années civiles :

(en milliards de dollars)	**2006**		2005	
	MARCHÉ TOTAL	PART DE MARCHÉ DE TRANSPORT	MARCHÉ TOTAL[1]	PART DE MARCHÉ DE TRANSPORT
Europe	**12,8 $**	**34 %**	10,3 $	37 %
Asie-Pacifique	**3,0**	**13 %**	3,1	10 %
Amérique du Nord	**2,4**	**41 %**	2,5	32 %
Autres	**3,2**	**7 %**	1,2	4 %
	21,4 $	**28 %**	17,1 $	31 %[2]

1 Redressé (se reporter à la section Profil).
2 Déduction faite du projet du métro de Londres attribué dans l'année civile 2003, la part de marché pour l'année civile 2005 est de 27 %.

- Déduction faite du projet du métro de Londres, Transport a porté sa part de marché à 28 %, contre 27 % pour l'année civile précédente.
- L'Europe représente toujours le plus important marché pour le matériel roulant. Les commandes annuelles ont augmenté de 2,5 milliards $ par rapport à l'année précédente, principalement en raison des besoins en remplacement de véhicules, avec des commandes importantes dans les secteurs des trains régionaux et suburbains (France et Pays-Bas), des locomotives (Espagne) et des véhicules légers sur rail (Allemagne). Transport a confirmé sa position de chef de file dans ces secteurs.

- Le marché d'Asie-Pacifique est demeuré essentiellement constant, car la baisse des investissements dans le matériel roulant en Chine a été compensée par des investissements importants dans d'autres pays comme l'Australie et la Malaisie. Au cours de l'exercice 2007, Transport, avec son partenaire de coentreprise EDI Rail, a reçu deux commandes de l'Australie pour des trains régionaux et suburbains. Avec ses commandes de voitures de métro, de trains régionaux et de trains suburbains, Transport a accru sa part de marché dans cette région.
- En Amérique du Nord, Transport a accru sa part du marché du matériel roulant pour le transport de passagers en obtenant d'importants contrats auprès de Chicago Transit Authority et de Toronto Transit Commission.
- La croissance de la région Autres résulte principalement de deux grandes commandes : celle de Gautrain Rapid Rail Link en Afrique du Sud, que Transport a obtenue, et celle de trains à très grande vitesse en Russie.

PERSPECTIVES

Selon l'étude de marché de UNIFE et compte tenu du montant record des nouvelles commandes de 21,4 milliards $ pour l'année civile 2006, qui comprenait la réalisation de nombreux grands projets, le marché du matériel roulant pertinent devrait retrouver un niveau plus soutenable de 14 milliards $ à 15 milliards $ pour l'année civile 2007. À long terme, le marché du matériel roulant devrait augmenter, pour la période de 2005 à 2015, à un taux de croissance annuel composé de 1,5 % à 2 %. À court terme, la demande de matériel roulant dépend du moment et de la réalisation des grands projets à venir.

L'Europe devrait demeurer le plus important marché du transport sur rail au cours de la prochaine décennie, quoique à un degré moindre. Transport attend des commandes importantes d'Europe de l'Ouest, surtout d'Allemagne, de France et d'Italie, et prévoit une hausse de la demande également de la part des nouveaux états membres de l'Union européenne.

En Asie-Pacifique, le marché du matériel roulant dépend essentiellement du développement du marché chinois, qui devrait rester considérable, avec des commandes importantes de locomotives, de voitures de métro, de trains interurbains et de trains à grande vitesse. De plus, le potentiel de hausse est tributaire d'une ouverture encore plus grande du marché indien, surtout dans le secteur du transport en commun, et du marché russe.

En Amérique du Nord, le marché du matériel roulant devrait ralentir légèrement au cours des prochaines années, en raison d'un moins grand nombre de contrats importants prévus dans les secteurs des voitures de métro et des trains suburbains.

VI. SERVICES

INDUCTEURS DE MARCHÉ

La tendance mondiale à l'impartition des services devrait se poursuivre à un rythme modéré. L'émergence d'entreprises de location de matériel roulant et de nouveaux exploitants privés d'activités de transport sur rail de marchandises et de passagers demeure un inducteur de croissance clé pour l'impartition. De plus, la pression exercée sur les budgets publics mène certains exploitants nationaux à l'impartition. Des chemins de fer nationaux démontrent de l'intérêt pour les solutions d'impartition qui font appel à leurs propres effectifs. Cependant, les exploitants ferroviaires nationaux, qui se sont bâti avec le temps une expertise et une capacité considérables, assurent toujours eux-mêmes une grande partie de l'entretien et de la remise en état des véhicules. Pour accélérer l'impartition et s'emparer d'une partie des travaux effectués par les principaux exploitants publics en place en Europe, les fournisseurs devront offrir une valeur ajoutée originale à leurs clients. De plus, le resserrement des règlements accélère la croissance sur des marchés adjacents comme ceux de la sécurité et des solutions énergétiques. L'ajout de ces solutions sur les parcs existants ouvre de nouvelles possibilités de croissance.

En Europe, le marché le plus important demeure le Royaume-Uni, où de nouvelles possibilités de services d'entretien de parcs de véhicules sont liées au regroupement continu et au renouvellement des appels d'offres. Les exploitants du Royaume-Uni font face à une vive concurrence, et leur défi consiste à améliorer la disponibilité et la fiabilité des véhicules à moindre coût. Transport est bien placé pour aider les exploitants à relever ce défi au moyen d'un éventail de solutions de valeur, comme l'entretien prédictif. Partout en Europe, le haut niveau des activités de remise à neuf et de révision de véhicules devrait se maintenir.

En Amérique du Nord, la croissance démographique et l'expansion des zones urbaines commandent de nouveaux services de trains suburbains. Les récentes mises en service ont tendance à faire appel à des partenaires du secteur privé pour les activités d'exploitation et de maintenance. Les pressions à la baisse persistantes exercées sur les budgets du transport public forcent les autorités de transport à étudier des façons innovatrices de satisfaire aux besoins de maintenance. Tandis que les autorités s'appliquent à maintenir le parc de véhicules en bon état et à en améliorer la ponctualité, les clients commencent à voir les avantages d'un entretien prédictif des actifs.

En Asie-Pacifique, l'introduction de nouveau matériel roulant d'une plus grande complexité technologique et le développement de nouvelles voies ferrées, plus particulièrement dans le secteur du transport en commun et des trains à grande vitesse, stimulent le marché des services dans les marchés émergents. L'accessibilité du marché des services pour les fournisseurs externes devrait se limiter encore au soutien technique, aux solutions en matériaux et aux projets de systèmes. Dans des marchés davantage parvenus à maturité, comme l'Australie, l'impartition de l'entretien des parcs de véhicules et la remise à neuf des parcs existants constituent les principaux inducteurs de la croissance.

CONCURRENCE

Pour les services relatifs aux trains construits par Transport, qui sont la priorité de ses activités de service, Transport rivalise avec des exploitants de transport sur rail, des fournisseurs de sous-systèmes et de composants, ainsi que des fournisseurs externes de services. Les exploitants nationaux en place demeurent les plus grands concurrents de Transport. En Europe et en Amérique du Nord, Transport est le chef de file du marché pertinent dans le domaine des services ferroviaires. Pour les contrats combinés de matériel roulant et d'entretien, Transport a les deux mêmes concurrents que pour le matériel roulant, soit Alstom et Siemens, qui offrent également une gamme complète de services. La plupart des autres fabricants de matériel roulant sont également présents dans le secteur des services.

Avantages concurrentiels clés

L'avantage stratégique de Transport est son important parc de plus de 100 000 véhicules et locomotives dans des marchés clés. Ce parc correspond à un volume de services annuel total estimatif de plus de 8,0 milliards $, dont 4,0 milliards $ sont soumis à la concurrence, et représente une possibilité de croissance importante pour Transport, qui enregistre actuellement des revenus annuels tirés des services de 1,4 milliard $.

Les clients apprécient l'expérience et l'avantage technologique de Transport. La chaîne d'approvisionnement complète en matériaux et le réseau mondial de Transport viennent assurer sa compétitivité dans le secteur des services. Bien que son propre parc de véhicules demeure sa priorité, Transport cible également le marché de la remise à neuf et de la modernisation des trains de ses concurrents.

Au cours de l'exercice 2007, les automotrices électriques et diesels fabriquées et entretenues par Transport ont été reconnues comme les plus fiables du Royaume-Uni pour la cinquième année d'affilée.

DÉVELOPPEMENT DE PRODUITS

Au cours de l'exercice 2007, Transport a lancé le système d'entretien prédictif *ORBITA*, qui a été mis au point pour aider les exploitants à accroître l'utilisation de leurs parcs, améliorer la fiabilité et la disponibilité et ultimement l'expérience globale de transport du voyageur. *ORBITA* devrait soutenir la croissance de Transport dans le marché des services. Lancé avec succès en Europe au cours de l'exercice 2007, *ORBITA* sera introduit sur le marché nord-américain au cours de l'exercice 2008.

PART DE MARCHÉ

Par marché des services, Transport entend les activités dans les domaines de la gestion de parcs de véhicules, de la gestion de pièces de rechange et de la logistique, de la remise en état et de la révision des véhicules et des composants, et du soutien technique. Le marché accessible des services comprend la partie des activités confiées en impartition par les exploitants de transport sur rail à l'industrie de l'approvisionnement ou à des tiers. Le marché pertinent exclut les services des véhicules de plus de 40 ans, puisqu'ils ont largement dépassé leur espérance de vie moyenne de 30 ans.

Le marché pertinent total des services par région géographique et la part de marché de Transport étaient comme suit pour les années civiles:

(en milliards de dollars)	2006		2005	
	MARCHÉ TOTAL		MARCHÉ TOTAL[1]	
Europe	**8,6 $**	**70 %**	8,3 $	71 %
Asie-Pacifique	**1,2**	**10 %**	1,1	9 %
Amérique du Nord	**0,8**	**7 %**	0,8	7 %
Autres	**1,6**	**13 %**	1,5	13 %
	12,2 $		11,7 $	
Part de marché de Transport	**12 %**		11 %	

1 Redressé (se reporter à la section Profil).

- En Europe, de loin le marché accessible le plus important, Transport a maintenu son leadership. Transport a obtenu des contrats auprès de clients du secteur privé (bogies et voitures-passagers de train à grande vitesse pour First Great Western au Royaume-Uni) et du secteur public (contrat de services d'entretien de cinq ans pour 20 locomotives de Trenitalia, en Italie).
- En Asie-Pacifique, Transport continuera de rechercher des clients sur les marchés en croissance par l'intermédiaire de ses activités en Australie.
- En Amérique du Nord, la libéralisation progressant plus lentement, Transport a renforcé sa position dans le domaine de la révision des voitures et des composants grâce à un contrat de révision de 64 voitures Comet II pour Metro-North Railroad (« MNR ») à New York.

PERSPECTIVES

Le marché accessible des services relatif aux parcs de véhicules de Transport devrait augmenter à un taux de croissance annuel composé de 2 % à 3 % au cours de la prochaine décennie. Les facteurs qui influenceront la demande incluent le rythme d'impartition, le progrès de la libéralisation et l'émergence de nouveaux exploitants privés dans le transport de passagers et de marchandises. Transport est bien positionné pour profiter de cette croissance, ayant le plus important parc de véhicules et les taux de livraison de matériel roulant neuf les plus élevés. Une croissance accrue sera possible au moyen de la diversification des produits et de la pénétration de nouveaux marchés.

VII. SYSTÈMES ET SIGNALISATION

SYSTÈMES

INDUCTEURS DE MARCHÉ

L'urbanisation, la croissance démographique et les préoccupations environnementales grandissantes sont tous des facteurs qui font progresser la demande de transport public et, par conséquent, de nouveaux systèmes. Le niveau de financement public et l'engagement croissant des pays à améliorer leurs systèmes de transport sur rail stimulent la demande de systèmes de transport. Parallèlement, la pression continue exercée sur le financement public et sur les budgets gouvernementaux contribue à la mise en œuvre de nouveaux modèles de financement et d'exploitation de transports publics. La part des contrats clés en main pour de nouveaux systèmes devrait également croître en raison des progrès des nouvelles technologies comme l'exploitation sans conducteur des systèmes de transport en commun.

CONCURRENCE

Les principaux concurrents mondiaux de Transport, Mitsubishi Heavy Industries Ltd., Alstom et Siemens, continuent d'accroître leurs compétences en matière de systèmes.

De plus, les sociétés d'ingénierie, d'approvisionnement et de construction, dont Bechtel Corporation, SNC-Lavalin Inc., Dragados S.A. et Washington Group, sont également actives dans le secteur du développement de projets de transport sur rail. Sur le marché des navettes automatisées, Doppelmayr Cable Car GmbH est le principal concurrent de Transport. Hitachi Ltd. et KL Monorail System Sdn Bhd sont présentes sur le marché du monorail.

Avantages concurrentiels clés

Transport a une place de choix sur ce marché en tant que chef de file mondial dans la conception, la fabrication, la mise en service, l'exploitation et l'entretien de systèmes de navettes automatisées et de systèmes de métro automatique. Ces systèmes permettent l'exploitation automatisée de trains avec une grande fiabilité dans les aéroports à fort achalandage et dans les zones urbaines. Le portefeuille de systèmes automatisés de Transport comprend des solutions sur pneus et sur roues d'acier, ainsi que des technologies de propulsion électrique classiques et d'autres innovatrices.

Le système de tramways de Nottingham Express Transit, construit par Transport, a gagné le prix du « Best Operational Transport Project » au Royaume-Uni à l'occasion de la cérémonie « Public Private Finance Awards ».

DÉVELOPPEMENT DE PRODUITS

Au cours de l'exercice 2007, Transport a procédé au lancement de plusieurs produits qui aident ses clients partout dans le monde à gérer leurs systèmes de transport :

- le système de contrôle et de gestion de trains *MITRAC* TCMS, dont la valeur unique a été démontrée sur le marché sur le plan de la technologie IP évoluée, de l'architecture ouverte, de l'intégration et de la capacité de communication entre les trains et les postes en bordure de voie. Le système *MITRAC* TCMS est la plateforme qui permet les nouvelles solutions de Transport comme *SEKURFLO*, *ORBITA* et le système d'information-passagers et de divertissement.
- *SEKURFLO*, système de gestion de la sécurité évolué, mobile et embarqué destiné au marché du transport-passagers sur rail. Prochaine génération de solutions de sécurité et de surveillance pour le secteur du transport en commun, *SEKURFLO* veille à la bonne marche et à la sécurité du trafic de passagers. Fabriqué expressément pour cette fonction, ce système garantira à la fois la sécurité des passagers et l'efficacité des exploitants de transport sur rail.

PART DE MARCHÉ

L'ensemble du marché et la part de marché comprennent l'ensemble des activités couvertes par les projets clés en main : l'intégration des systèmes, les services d'ingénierie et services propres au projet, l'approvisionnement en matériel comme le matériel roulant, les systèmes d'automatisation et de signalisation, ainsi que l'exploitation et l'entretien. Le volet construction des projets n'est pas inclus, car Transport n'exerce pas d'activité dans ce domaine.

Selon cette définition, le marché pertinent total des systèmes par région géographique et la part de marché moyenne sur trois ans de Transport étaient comme suit pour les années civiles :

(en milliards de dollars)	2006		2005	
	MARCHÉ TOTAL		MARCHÉ TOTAL	
Asie-Pacifique	**0,8 $**	**19 %**	0,1 $	4 %
Europe	**0,6**	**14 %**	0,1	4 %
Amérique du Nord	**0,4**	**10 %**	0,8	31 %
Autres	**2,4**	**57 %**	1,6	61 %
	4,2[1] $		2,6[1] $	
Part de marché de Transport	**34 %**		61 %[2]	

1 Dont quelque 2,2 milliards $ se rapportent à la tranche du matériel roulant, des services et des systèmes de signalisation des commandes, comparativement à 800 millions $ pour l'année civile 2005. L'augmentation est principalement attribuable à la commande de Gautrain Rapid Rail Link.
2 Redressé (se reporter à la section Profil). Déduction faite du projet du métro de Londres attribué dans l'année civile 2003, la part de marché pour l'année civile 2005 est de 19 %.

- En raison des valeurs importantes des contrats et du petit nombre de projets sur le marché des systèmes, la division géographique du marché peut varier beaucoup d'une année à l'autre.
- En Asie-Pacifique, la demande a progressé, surtout celle des systèmes de transport en commun.
- Le ralentissement de la demande sur le marché nord-américain a été compensé par les nouveaux systèmes de véhicules légers sur rail dans le sud de l'Europe.
- L'Afrique du Sud, qui est incluse dans la région Autres, représentait le plus grand marché grâce à la commande de Gautrain Rapid Rail Link, que Transport et ses partenaires de consortium ont remportée pendant l'année civile 2006.

PERSPECTIVES

Une fois les principales commandes remplies en Afrique du Sud, l'ensemble du marché des systèmes devrait revenir à un niveau historique plus soutenable, dépassant 2,0 milliards $ en moyenne au cours des trois prochaines années.

La croissance soutenue et le développement en Asie-Pacifique, au Moyen-Orient et en Afrique devraient créer une forte demande de systèmes de transport. Grâce à la demande renouvelée de systèmes de véhicules légers sur rail, une croissance additionnelle est prévue en Europe.

SIGNALISATION

INDUCTEURS DE MARCHÉ

Le passage des systèmes analogiques à la technologie numérique et le déplacement vers l'automatisation et les solutions sans conducteur dans le secteur du transport en commun constituent les principales tendances qui devraient influer sur le marché de la signalisation. De plus, la standardisation et le remplacement du matériel existant créent une forte demande, surtout dans le secteur des grandes lignes.

La volonté grandissante des propriétaires d'infrastructures ferroviaires à optimiser l'exploitation de leur réseau et à remplacer les systèmes vieillissants stimule la demande de services de signalisation. Parallèlement, les demandes en matière de capacité et de vitesse sur les tronçons stratégiques influencent l'orientation de la signalisation vers une technologie informatisée offrant une fiabilité et une efficacité accrues.

L'ERTMS, issu des nouvelles normes européennes pour les systèmes de contrôle ferroviaire par signalisation en cabine, est maintenant généralement accepté et n'est pas uniquement mis en œuvre en Europe, mais également dans de nombreux pays partout dans le monde. La technologie ERTMS est la base des produits compatibles avec l'ERTMS pour qu'ils soient généralement acceptés comme norme de signalisation mondiale sur les grandes lignes. Le financement ciblé des gestionnaires d'infrastructure consenti par l'Union européenne (« UE ») et les engagements ferroviaires relativement aux activités transfrontalières stimulent la croissance dans ce secteur au sein des États membres de l'UE, qu'ils soient déjà bien établis ou nouveaux.

La migration de la technologie en bordure de voie de l'ERTMS influe parallèlement sur le remplacement du matériel embarqué, qui sera entrepris dans les années à venir.

Dans le secteur du transport en commun, Transport constate encore une tendance vers une plus grande automatisation, particulièrement les systèmes de commande de rames basés sur les communications qui satisfont aux exigences des clients en matière de capacité accrue et d'interruption minimale de l'exploitation pendant la mise en œuvre. Transport prévoit un nombre grandissant de possibilités en Asie pour les nouveaux systèmes de signalisation pour le transport en commun, plus particulièrement en Chine et en Inde.

CONCURRENCE

Les principaux concurrents dans le marché sont Alstom, Ansaldo, General Electric, Invensys plc, Siemens et Thales S.A., qui a acquis la division de signalisation d'Alcatel en janvier 2007.

Avantages concurrentiels clés

Par des investissements continus dans le secteur de l'ERTMS, Transport s'y est taillé une place reconnue et envisage des possibilités de croissance future sur le marché.

Dans le secteur des grandes lignes, Transport est bien placé grâce à son portefeuille complet de produits qui répondent aux besoins de clients de pays d'Europe de l'Ouest, d'Asie et d'Amérique latine. Des alliances stratégiques fructueuses dans les marchés en croissance de Pologne et de Russie offrent un avantage concurrentiel pour saisir les nouvelles possibilités sur le marché.

Dans le secteur du transport en commun, Transport a obtenu la commande importante de Gautrain Rapid Rail Link (Afrique du Sud) et a raffermi sa position dans les marchés existants grâce à des commandes reçues en Italie, en Corée, en Espagne, au Royaume-Uni et au Brésil.

DÉVELOPPEMENT DE PRODUITS

L'amélioration constante du matériel selon les toutes dernières normes ERTMS est demeurée la priorité des activités de développement de produits de Transport au cours de l'exercice 2007 :

- Transport a terminé l'introduction de produits à Taiwan et en Corée du système ERTMS Niveau 1 et les systèmes nationaux de protection automatique, prouvant ainsi sa capacité de livraison sur les marchés asiatiques.
- Transport a été le premier à pénétrer le marché de l'équipement embarqué *EBI* Cab ERTMS Niveau 2 aux Pays-Bas et à recevoir l'approbation d'un module de transmission spécifique (STM) conforme à la technologie ERTMS, qui permet d'affecter des trains aux services ferroviaires transfrontaliers. Qui plus est, des adaptations propres à chaque pays de l'équipement embarqué ont été réalisées pour les marchés allemand et espagnol.

D'autres améliorations des systèmes d'enclenchement ont été apportées au système de verrouillages informatisés *EBI* Lock 950, augmentant ainsi la pénétration du marché par ce produit.

Les autres domaines de développement de produits comprennent l'amélioration continue et l'accroissement de la fonctionnalité de la gamme de produits actuelle de Transport, en particulier l'amélioration de la détection des trains par *EBI* Track, des signaux *EBI* Light et des aiguillages *EBI* Switch. Ces améliorations ouvriront de nouveaux débouchés à Transport.

PART DE MARCHÉ

Le marché pertinent total des systèmes de signalisation par région géographique et la part de marché moyenne sur trois ans de Transport étaient comme suit pour les années civiles :

(en milliards de dollars)		**2006**		2005
	MARCHÉ TOTAL		MARCHÉ TOTAL	
Europe	**4,0 $**	**59 %**	3,8 $	59 %
Asie-Pacifique	**1,2**	**17 %**	1,1	17 %
Amérique du Nord	**0,8**	**12 %**	0,8	12 %
Autres	**0,8**	**12 %**	0,8	12 %
	6,8 $		6,5 $	
Part de marché de Transport	**8 %**		8 %[1]	

1 Redressé (se reporter à la section Profil).

- L'Europe est le plus important marché de la signalisation, stimulé surtout par le financement de l'ERTMS et du renouvellement des infrastructures consenti par l'UE en Europe de l'Ouest, ainsi que par les nouveaux pays d'Europe de l'Est admis au sein de l'UE. Transport a fait des progrès importants en Europe de l'Est au cours de l'exercice 2007, surtout en Pologne, et au chapitre de la mise en œuvre de la technologie ERTMS en Italie, aux Pays-Bas et dans les pays nordiques.
- Le marché de l'Asie-Pacifique est soutenu par la demande dans le secteur du transport en commun, l'introduction des nouvelles technologies dans le secteur des grandes lignes et la reconnaissance grandissante de la technologie ERTMS. En Asie, Transport a maintenu sa position de chef de file en matière de technologie en Thaïlande, à Taiwan et en Corée du Sud.
- En Amérique du Nord, le marché demeure solide, grâce à la croissance actuelle du transport de marchandises et des investissements importants prévus dans le transport en commun.

PERSPECTIVES

Le marché devrait connaître un taux de croissance annuel composé se situant entre 1 % et 2 % au cours de la prochaine décennie. Les principaux facteurs qui alimentent la demande comprennent la technologie ERTMS, qui est de plus en plus reconnue dans le monde entier, le marché du transport en commun qui doit répondre à une demande croissante en Asie et en Europe, et le nouveau besoin de renouvellement et d'amélioration des infrastructures dans le secteur des grandes lignes.

VIII. PAYS STRATÉGIQUES

L'obtention du succès sur les marchés internationaux à croissance rapide fait partie intégrante de la stratégie à long terme de Transport. Pour ce faire, Transport a renforcé son réseau international de représentants principaux de pays pour les marchés importants et les marchés émergents au cours de l'exercice 2007. Quatre représentants principaux de pays ont été nommés conjointement avec Aéronautique pour la Chine, l'Inde, la Russie et le Mexique. Le rôle de ces représentants consiste à aligner les efforts de Bombardier sur ces marchés, à entrer en contact avec les leaders du milieu des affaires et de la scène politique, à appuyer les équipes de vente, et à mener et à soutenir des activités précises de développement des affaires. Pour chacun de ces marchés, des stratégies intégrées ont été préparées, englobant des possibilités de croissance de revenus tirés des produits et des services et d'engagement industriel.

LIQUIDITÉS ET SOURCES DE FINANCEMENT

Afin d'offrir une flexibilité financière et opérationnelle accrue, la Société a mis en œuvre un plan de refinancement important pour modifier le profil de son passif. Le plan a été élaboré à partir de la récente stratégie visant à financer les besoins en fonds de roulement uniquement à partir des liquidités disponibles. Il incluait le remplacement de facilités de crédit importantes afin de réduire considérablement les coûts d'utilisation, en concluant une nouvelle facilité de lettres de crédit réservée uniquement à l'émission de lettres de crédit, et en les adossant à des titres déposés en garantie. Le plan comportait aussi un refinancement de la dette à long terme à brève échéance ainsi que des emprunts additionnels visant à reconstituer les liquidités utilisées pour financer les titres déposés en garantie en vertu de la nouvelle facilité de lettres de crédit. Ce refinancement a permis à la Société de repousser l'échéance moyenne pondérée de sa dette à long terme de trois ans. Les sections ci-dessous expliquent les diverses composantes de cet exercice de gestion du passif et son incidence sur les liquidités de la Société.

Les détails sur les montants disponibles en vertu des facilités de crédit et sur la dette à long terme aux 31 janvier 2007 et 2006 figurent à la note 8 – Facilités de crédit et à la note 10 – Dette à long terme, afférentes aux états financiers consolidés.

TITRES DÉPOSÉS EN GARANTIE, LIQUIDITÉS ET DETTE À LONG TERME
en milliards de dollars
(aux 31 janvier)


2,3
5,7
2,9
4,7
1,1
2,6
5,0
2005
2006
2007

Titres déposés en garantie
Espèces et quasi-espèces
Dette à long terme

ÉCHÉANCE MOYENNE PONDÉRÉE DE LA DETTE À LONG TERME
(aux 31 janvier)


5,0
4,9
7,9
2005
2006
2007

en année

I. LIQUIDITÉS

Comme la nouvelle facilité de lettres de crédit est uniquement réservée à l'émission de lettres de crédit, tandis que certaines des facilités de crédit antérieures pouvaient être utilisées pour prélever des fonds et émettre des lettres de crédit, les liquidités de la Société ne comprennent que les espèces et les quasi-espèces.

L'évolution des espèces et quasi-espèces a été comme suit pour l'exercice 2007 :

Solde au 31 janvier 2006[1]	2 917 $
Produit de l'émission de dette à long terme	2 442
Remboursements de dette à long terme	(2 306)
Titres déposés en garantie	(1 145)
Flux de trésorerie disponibles	610
Cession d'activités abandonnées, déduction faite des espèces cédées	161
Incidence des fluctuations de taux de change sur les espèces et quasi-espèces	134
Flux de trésorerie découlant des activités abandonnées	63
Autres	(228)
Solde au 31 janvier 2007	**2 648 $**

1 Exclut 5 millions $ en espèces et quasi-espèces liées aux activités abandonnées.

La Société est d'avis que ses espèces et quasi-espèces lui permettront de mettre en œuvre des programmes d'investissement, de développer de nouveaux produits, de soutenir la croissance de ses activités, de verser des dividendes sur les actions privilégiées et lui permettront de combler tous les autres besoins financiers prévus.

II. FACILITÉS DE CRÉDIT

En décembre 2006, la Société a contracté une nouvelle facilité de lettres de crédit afin de remplacer les facilités de crédit existantes de 3,2 milliards € en Europe, et de 1,1 milliard $ en Amérique du Nord et les facilités de lettres de crédit de 290 millions € en Europe (les « facilités de crédit antérieures ») avant leurs échéances respectives au cours des exercices 2008 et 2009. La Société disposait d'une période de transition de 90 jours à partir du 18 décembre 2006, date d'entrée en vigueur de l'entente, pour annuler toutes les facilités de crédit antérieures et transférer les lettres de crédit connexes prélevées à la nouvelle facilité de lettres de crédit. À la date du présent rapport, toutes les facilités de crédit antérieures étaient annulées.

Les facilités de crédit et leur échéance ont été comme suit aux dates :

	MONTANTS CONFIRMÉS	MONTANTS DISPONIBLES	ÉCHÉANCE
31 janvier 2007	**5 590 $**	**1 179 $**	**2012**
31 janvier 2006	5 282 $	1 033 $	2008-2009

III. REFINANCEMENT DE LA DETTE À LONG TERME

En novembre 2006, la Société a émis les billets de premier rang suivants :

- 800 millions € (1,0 milliard $), à taux variable, échéant en novembre 2013;
- 385 millions $, portant intérêt à 8 %, échéant en novembre 2014; et
- 800 millions € (1,0 milliard $), portant intérêt à 7,25 %, échéant en novembre 2016.

Le produit net des billets de premier rang a été affecté aux éléments suivants :

- le remboursement de billets en circulation de BC totalisant 220 millions $ échéant en mars 2007;
- le rachat de billets en circulation de BC totalisant 500 millions € (640 millions $) échéant en mai 2007;
- le rachat de 218 millions € (279 millions $) de billets en circulation totalisant 500 millions € (640 millions $) échéant en février 2008;
- le financement de titres déposés en garantie de 869 millions € (1,1 milliard $) à l'égard des obligations de la Société envers les banques émettant les lettres de crédit en vertu de la nouvelle facilité de lettres de crédit; et
- les fins générales de la Société, y compris le versement des honoraires et frais liés à l'émission des billets de premier rang.

IV. BESOINS FUTURS DE LIQUIDITÉS

La Société a principalement besoin de liquidités pour le fonds de roulement, les dépenses en capital, le développement de produits, les remboursements de capital et versements d'intérêts sur la dette à long terme, le paiement des obligations en vertu des contrats de location et les distributions aux actionnaires.

Le tableau suivant résume les obligations de la Société à l'égard de sa dette à long terme, ses contrats de location et ses autres obligations au 31 janvier 2007, de même que le calendrier prévu des paiements :

	TOTAL	MOINS D'UN AN	1 AN À 3 ANS	4 À 5 ANS	PAR LA SUITE
Dette à long terme[1]	4 974 $	36 $	981 $	28 $	3 929 $
Obligations au titre de contrats de location-acquisition[1]	106	8	16	18	64
Obligations au titre de contrats de location-exploitation[2]	767	126	220	109	312
Engagements au titre de l'impartition	810	208	398	75	129
Obligations d'achat[3]	8 260	5 362	2 550	218	130
Autres obligations[4]	304	47	100	48	109
	15 221 $	5 787 $	4 265 $	496 $	4 673 $

1 Comprennent les remboursements de capital seulement.
2 Comprennent les obligations au titre des opérations de cession-bail et en vertu des contrats de location-exploitation.
3 Les obligations d'achat découlent d'ententes contractuelles exécutoires sur l'achat de biens ou de services dans le cours normal des affaires qui précisent toutes les modalités importantes, y compris : les quantités fixes ou minimums devant être achetées; les modalités de prix fixe, minimum, variable ou indexé; et le moment approprié de l'opération. Ces ententes sont résiliables moyennant une pénalité substantielle.
4 Remboursements de capital relatifs aux obligations de remboursement issues de mesures incitatives à la vente offertes par Aéronautique.

OBLIGATIONS D'ACHAT

La Société conclut normalement des contrats d'approvisionnement en stocks, qui établissent les prix et les quantités, ainsi que des délais de livraison à long terme. Ces ententes exigent des fournisseurs qu'ils fabriquent et livrent à temps des composants selon les calendriers de production de la Société. Ces ententes découlent de l'horizon étendu de planification de la production pour plusieurs produits de la Société, pour lesquels la livraison aux clients se fait sur une longue période. Une partie importante du risque de la Société découlant des contrats d'approvisionnement en stocks est atténuée par des contrats fermes conclus avec des clients et des ententes de partage du risque conclues avec des fournisseurs. Bien que cette éventualité ne soit pas prévue, la Société serait assujettie à des coûts de résiliation potentiellement importants, si l'un de ses programmes aéronautiques ou contrats à long terme devait prendre fin.

COTISATIONS AUX RÉGIMES DE RETRAITE DES EMPLOYÉS

La Société offre des régimes de retraite à prestations déterminées, des régimes de retraite à cotisations déterminées et des régimes d'avantages complémentaires de retraite, qui sont décrits à la note 20 – Avantages sociaux futurs, afférente aux états financiers consolidés. Les cotisations futures aux régimes de retraite capitalisés varient en fonction des rendements réels des actifs des régimes et des hypothèses en matière de retraite et n'ont pas été prises en compte dans le tableau précédent (se reporter à la section Autres – Régimes de retraite).

V. SITUATION FINANCIÈRE

Les actifs et passifs ont été comme suit aux 31 janvier :

ACTIF (PASSIF)	2007	2006	EXPLICATION DES ÉCARTS
Espèces et quasi-espèces	2 648 $	2 917 $	Se reporter à la section Liquidités ci-dessus pour plus de renseignements.
Titres déposés en garantie	1 129	–	Titres déposés en garantie en vertu de la nouvelle facilité de lettres de crédit.
Débiteurs	1 789	1 684	Cette augmentation est principalement attribuable à un niveau plus élevé de débiteurs de Aéronautique (76 millions $), surtout par suite d'un niveau plus élevé d'activité pour les avions d'affaires.
Financement d'avions	1 042	1 457	Cette baisse est surtout due à la diminution du financement provisoire d'avions (192 millions $), et d'un arrangement conclu avec Delta (se reporter à la section Avions régionaux de Aéronautique pour plus de renseignements) (171 millions $).
Stocks bruts	7 168	6 539	L'accroissement des stocks bruts découle surtout de l'augmentation des produits finis et des programmes de Aéronautique (617 millions $), principalement pour les avions régionaux, et de l'écart de conversion découlant principalement du raffermissement de l'euro et de la livre sterling par rapport au dollar américain dans Transport (l'« incidence des taux de change ») (182 millions $), en partie contrebalancés par la réduction nette de l'excédent sur les coûts moyens de production (227 millions $). L'accroissement du total des paiements reçus, des avances et des facturations progressives est surtout dû à un niveau plus élevé de paiements à Aéronautique (398 millions $), à la hausse des commandes de Transport (160 millions $) et à l'incidence des taux de change (177 millions $).
Paiement reçus et facturations progressives	(3 207)	(2 734)	
Stocks	3 961	3 805	
Avances et facturations progressives en excédent des coûts connexes	(2 443)	(2 191)	
Immobilisations corporelles	2 936	3 090	Cette diminution résulte surtout du fait que l'amortissement (475 millions $) est plus élevé que les ajouts nets (281 millions $).
Écart d'acquisition	2 286	2 142	Cette hausse découle surtout de l'incidence des taux de change (166 millions $).
Frais reportés – programme de multipropriété	390	270	Ces hausses découlent surtout du nombre plus élevé de livraisons d'avions liées au programme de multipropriété.
Revenus reportés – programme de multipropriété	(487)	(325)	
Actif d'impôts sur les bénéfices reportés	813	653	Cette augmentation nette reflète le recouvrement d'impôts sur les bénéfices reportés constaté au cours de l'exercice 2007 (87 millions $) et la constatation d'avantages fiscaux liés aux pertes d'exploitation dans l'Écart d'acquisition (22 millions $) et dans l'Écart de conversion (32 millions $).
Passif d'impôts sur les bénéfices reportés	–	(9)	
Actifs au titre des prestations constituées	461	384	Ces augmentations reflètent la constatation progressive de la situation de capitalisation des régimes de retraite et d'avantages complémentaires de retraite.
Passifs au titre des prestations constituées	(995)	(877)	
Actifs détenus à des fins de vente	–	237	Ces diminutions découlent de la vente d'activités abandonnées de BC (se reporter à la note 6 – Activités abandonnées et actifs détenus à des fins de vente dans les états financiers consolidés).
Passifs liés aux actifs détenus à des fins de vente	–	(42)	
Autres actifs	1 122	843	Cette augmentation est surtout due à un paiement anticipé en vertu d'un contrat d'échange (150 millions $) et des frais de financement reportés surtout liés à l'émission de billets de premier rang et à la clôture de la nouvelle facilité de lettres de crédit (90 millions $).
Créditeurs et frais courus	(6 839)	(6 866)	Cette diminution est surtout due à la baisse des créditeurs et frais courus de Transport (250 millions $) et à l'arrangement susmentionné conclu avec Delta (171 millions $), en partie contrebalancés par l'incidence des taux de change (195 millions $) et la hausse des créditeurs et frais courus de Aéronautique (164 millions $).
Dette à long terme	(5 080)	(4 747)	Se reporter à la section Refinancement de la dette à long terme ci-dessus pour plus de renseignements.

De plus, l'écart de conversion a atteint 178 millions $ au 31 janvier 2007, comparativement à 105 millions $ au 31 janvier 2006. Cette augmentation est due à l'incidence des taux de change au cours de l'exercice 2007 sur les placements nets dans des établissements étrangers autonomes (162 millions $), en partie contrebalancée par l'incidence des opérations de couverture correspondantes, après impôts (89 millions $).

VI. SOUTIEN AU CRÉDIT

L'entente régissant la dette à long terme de BC comporte une clause restrictive et une entente de soutien de la Société connue sous l'appellation de « keepwell ». L'entente « keepwell » exige une participation de Bombardier Inc. d'au moins 51 % dans BC et une injection de capitaux propres si certains seuils de valeur nette n'étaient pas respectés ou si le ratio de couverture des charges fixes devenait inférieur à 1,2. Aux 31 janvier 2007 et 2006, la Société respectait toutes les modalités de l'entente régissant la dette à long terme de BC. Enfin, l'entente keepwell engage la Société à maintenir certaines clauses de manquement réciproques prévues dans l'entente régissant les débentures totalisant 150 millions $ CAN (127 millions $) de la Société venant à échéance en 2026, ainsi qu'à fournir de telles clauses dans toute émission future de titres d'emprunt.

VII. STRUCTURE DU CAPITAL

La structure du capital de la Société comprend la dette à long terme, la nouvelle facilité de lettres de crédit, les capitaux permanents, comme les actions privilégiées et ordinaires et les bénéfices non répartis. Les capitaux permanents excluent le cumul des autres éléments du résultat étendu. Le total de la structure du capital de la Société comprend la structure du capital de BC et de sa société mère, Bombardier Inc, lesquelles sont gérées de concert. La Société n'envisage pas actuellement de recourir à nouveau aux marchés financiers par l'entremise de BC.

L'objectif en matière de gestion des capitaux de la Société consiste à maintenir des capitaux suffisants pour satisfaire les exigences prévues et imprévues, y compris les changements inattendus dans la conjoncture économique, tout en améliorant les rendements pour les actionnaires et les avantages pour les autres parties prenantes. En l'absence de facilités de crédit disponibles pour prélever des fonds, la Société a décidé de ne pas utiliser les liquidités excédentaires pour effectuer des remboursements anticipés de dette à long terme, afin de maintenir un niveau prudent de liquidités.

Afin d'apporter des rajustements à sa structure du capital, la Société peut faire varier le montant des dividendes versés aux actionnaires, racheter ou émettre de nouvelles actions aux actionnaires, ou émettre ou rembourser de la dette à long terme. En plus de gérer sa structure du capital, la Société gère également le fonds de roulement pour minimiser ses besoins en liquidités. Grâce à cette gestion de la structure du capital et du fonds de roulement, la Société cherche à maintenir et à améliorer ses cotes de crédit actuelles afin d'améliorer son coût du capital moyen pondéré.

En vertu de sa nouvelle facilité de lettres de crédit, Bombardier doit respecter diverses clauses financières restrictives, notamment les exigences de maintenir (au sens des conventions connexes) :
- un ratio minimum du BAIIA sur les charges fixes de 3,5 pour 1 à la fin de chaque trimestre;
- un ratio maximum de la dette brute rajustée sur la structure du capital de 70 % à la fin de chaque trimestre jusqu'au 30 avril 2008, et de 65 % par la suite; et
- un ratio maximum de la dette nette rajustée sur le BAIIA de 2,5 pour 1 aux 31 janvier 2007 et 2008 et au 31 juillet 2008; de 3,75 pour 1 au 30 avril 2007, au 31 juillet 2007 et au 31 octobre 2007; de 2,75 pour 1 au 30 avril 2008; et de 2,0 pour 1 au 31 octobre 2008 et à la fin de chaque trimestre par la suite.

Les conventions régissant certains emprunts et la nouvelle facilité de lettres de crédit de la Société contiennent des clauses restrictives qui, entre autres, interdisent à la Société :
- de contracter une dette additionnelle et de fournir des garanties;
- de rembourser la dette subordonnée;
- de créer ou de permettre certains privilèges;
- d'employer le produit de la vente d'actifs et des actions de filiales;
- de verser des dividendes et d'effectuer certains autres paiements assortis de restrictions;
- de créer ou de permettre des restrictions à la capacité de ses filiales de verser des dividendes ou d'effectuer d'autres paiements;
- de participer à certaines opérations avec des sociétés affiliées; et
- d'entreprendre certains regroupements, fusions ou cessions de la totalité ou de la quasi-totalité de ses actifs.

Au 31 janvier 2007, la Société respectait toutes les clauses restrictives.

ARRANGEMENTS HORS BILAN ET ENTITÉS À DÉTENTEURS DE DROITS VARIABLES

I. INSTRUMENTS FINANCIERS DÉRIVÉS

Les principaux risques de change de la Société sont gérés par les secteurs et couverts par une trésorerie centralisée. Les risques de change sont gérés conformément à la politique et aux procédures de la Société en matière de change (la « politique »). La politique exige que chaque secteur détermine tous les risques de change éventuels découlant de ses activités et les couvre selon des critères préétablis. Le risque de taux d'intérêt est géré de manière centralisée afin d'en arriver à une combinaison appropriée de dettes à intérêt fixe et à intérêt variable et de réduire l'incidence de la fluctuation des taux d'intérêt sur les engagements financiers et les prêts intersociétés.

Les instruments financiers dérivés utilisés pour gérer les risques de change et de taux d'intérêt sont principalement composés de :
- contrats de change à terme;
- swaps de taux d'intérêt;
- swaps combinés de taux d'intérêt et de devises; et de
- garanties de taux plafonds.

Les programmes de couverture de change et de taux d'intérêt de la Société ne sont habituellement pas touchés par l'évolution des conditions du marché, les instruments financiers dérivés étant normalement gardés jusqu'à leur échéance, conformément à l'objectif de fixer les taux de change et les taux d'intérêt sur les éléments couverts.

Des précisions sur les instruments financiers dérivés en cours aux 31 janvier 2007 et 2006 et sur leur juste valeur marchande sont présentées à la note 19 – Instruments financiers, afférente aux états financiers consolidés.

PROGRAMMES DE COUVERTURE

Selon les lignes directrices de la Société, chaque secteur d'activité est tenu de couvrir ses risques de change comme suit :

SECTEUR	RISQUES COUVERTS	POLITIQUE DE COUVERTURE [1]
Aéronautique	Sorties de fonds prévues libellées dans une devise autre que la monnaie fonctionnelle de l'entité, principalement le dollar canadien et la livre sterling.	Couverture d'un minimum de 85 % des risques identifiés pour les trois premiers mois, un minimum de 75 % pour les neuf mois suivants et un minimum de 50 % pour l'année suivante.
Transport	Rentrées ou sorties de fonds prévues liées à des revenus ou des coûts libellés dans une devise autre que la monnaie fonctionnelle de l'entité.	Couverture de 100 % des risques de change identifiés.

1 Des écarts à la politique sont permis sous réserve de limites maximales de risque préétablies.

Coûts libellés en devises de Aéronautique

Au 31 janvier 2007, les coûts prévus libellés en devises ainsi que la tranche couverte de ces coûts pour l'exercice 2008 s'établissaient comme suit :

	COÛTS PRÉVUS	TRANCHE COUVERTE	TAUX DE COUVERTURE MOYEN PONDÉRÉ
Coûts libellés en :			
Dollars canadiens	2 085 $	78 %	0,8632
Livres sterling	260 $	79 %	1,8186

La direction procède à des examens trimestriels ainsi qu'à un examen annuel détaillé, dans le cadre de la préparation du budget annuel, des estimations de coûts et des quantités d'avions des programmes. En ce qui a trait à l'examen annuel détaillé, Aéronautique a maintenu cette année son hypothèse de taux de change à long terme de ses coûts prévus non couverts libellés en dollars canadiens à un taux moyen pondéré de 0,8696.

Sensibilité

Une variation de un cent de la valeur du dollar canadien par rapport au dollar américain aurait une incidence d'environ 21 millions $ sur les coûts prévus de l'exercice 2008 de Aéronautique, compte non tenu des contrats de change à terme, et d'environ 5 millions $, compte tenu des contrats de change à terme en cours.

Une variation de un penny de la valeur de la livre sterling par rapport au dollar américain aurait une incidence d'environ 3 millions $ sur les coûts prévus de l'exercice 2008 de Aéronautique, compte non tenu des contrats de change à terme, et d'environ 1 million $, compte tenu des contrats de change à terme en cours.

Contrats de change à terme

La Société a recours à des contrats de change à terme pour couvrir le risque de change découlant des flux de trésorerie prévus en devises. La Société utilise aussi des contrats de change à terme pour couvrir le risque de change découlant de la dette à long terme, de prêts intersociétés, de débiteurs et de ses placements nets dans des établissements étrangers autonomes.

La plupart des contrats de change à terme sont libellés en devises des principaux pays industrialisés:

- Chez Aéronautique, les contrats de change à terme visent surtout la vente de dollars américains et l'achat de dollars canadiens et de livres sterling.
- Chez Transport, les contrats de change à terme visent surtout la vente ou l'achat d'euros, de livres sterling, de dollars américains, de francs suisses, de dollars canadiens et d'autres devises de l'Europe de l'Ouest.

La juste valeur des contrats de change à terme est sensible aux fluctuations de taux de change. Les fluctuations de taux de change donnent lieu à des gains ou pertes sur les contrats de change à terme et sur l'élément couvert correspondant attribuable au risque sous-jacent qui se compensent.

Swaps de taux d'intérêt

La Société conclut des swaps de taux d'intérêt afin d'obtenir une combinaison appropriée de dettes à intérêt fixe et à intérêt variable. De plus, la Société conclut des swaps de taux d'intérêt afin de réduire l'incidence des fluctuations de taux d'intérêt sur les engagements financiers et de couvrir le risque de taux d'intérêt découlant du financement d'avions consenti aux clients d'avions régionaux. Les swaps prévoient l'échange de paiements d'intérêt en fonction d'un montant nominal prédéterminé au cours d'une période établie.

La juste valeur des swaps de taux d'intérêt est sensible aux fluctuations de taux d'intérêt. Celles-ci donnent lieu à des gains ou pertes sur les swaps de taux d'intérêt et sur l'élément couvert correspondant attribuable au risque sous-jacent qui se compensent.

Swaps combinés de taux d'intérêt et de devises

La Société conclut des swaps combinés de taux d'intérêt et de devises pour couvrir le risque de change et pour modifier les caractéristiques de taux d'intérêt de ses éléments couverts. Ces swaps comprennent l'échange d'obligations de paiements d'intérêts ainsi que de montants de capital dans deux devises différentes pour une période de temps déterminée. La juste valeur des swaps combinés de taux d'intérêt et de devises varie de la même manière que pour les contrats de change à terme et les swaps de taux d'intérêt.

La Société conclut également des swaps combinés de taux d'intérêt et de devises pour couvrir le risque de change lié à ses placements nets dans des établissements étrangers autonomes. Ces swaps comprennent l'échange d'obligations de paiements d'intérêts ainsi que de montants de capital dans deux devises différentes pour une période de temps déterminée. Les gains et pertes liés à ces swaps combinés de taux d'intérêt et de devises désignés et efficaces comme couverture sont constatés dans l'Écart de conversion.

Garanties de taux d'intérêt plafonds

La Société conclut des garanties de taux d'intérêt plafonds afin de gérer le risque lié à la hausse des taux d'intérêt découlant de la protection accordée à certains clients dans le cadre de la vente d'avions.

La juste valeur des garanties de taux d'intérêt plafonds est sensible aux fluctuations de taux d'intérêt et à la volatilité implicite. Ces fluctuations et cette volatilité implicite donnent lieu à des gains ou à des pertes sur les garanties de taux d'intérêt plafonds et sur les obligations financières connexes attribuables au risque sous-jacent qui se compensent.

II. ENGAGEMENTS ET ÉVENTUALITÉS

Les engagements et éventualités de la Société sont décrits à la note 21 – Engagements et éventualités, afférente aux états financiers consolidés.

GARANTIES DE CRÉDIT ET GARANTIES PORTANT SUR LA VALEUR RÉSIDUELLE

Dans le cadre de la vente de certains de ses produits, principalement des avions régionaux, la Société fournit un soutien financier sous forme de garanties de crédit et de garanties portant sur la valeur résiduelle qui sont destinées à accroître la capacité de clients à obtenir d'un tiers un financement leur permettant de procéder à l'acquisition des produits.

Les garanties de crédit sont exercées si, au cours de la période de financement (s'étalant de un an à 20 ans), un client manque à ses obligations en vertu d'arrangements de financement pertinents. Les garanties de crédit accordent un soutien sous forme de paiements limités contractuellement aux bénéficiaires de la garantie, afin de réduire les pertes découlant d'un manquement. Dans le cas d'un manquement, la Société procède habituellement, à titre de mandataire des bénéficiaires de la garantie, à la reprise, à la remise à neuf et à la recommercialisation des actifs sous-jacents. La Société est habituellement rémunérée pour ces services.

Dans la plupart des cas, les garanties portant sur la valeur résiduelle sont des garanties fournies à la fin d'un arrangement de financement dont la durée est habituellement de quatre à 20 ans. Ces garanties procurent aux bénéficiaires de la garantie une protection au cas où la valeur marchande des actifs sous-jacents baisserait sous la valeur garantie. La valeur des actifs sous-jacents peut être touchée par certains facteurs, y compris, sans s'y limiter, une période de ralentissement économique. Afin de réduire le risque pour la Société, les biens donnés en garantie doivent généralement, en vertu des arrangements de financement, respecter certaines conditions contractuelles de retour à la date d'expiration de la garantie. Si elle est réalisée, la garantie portant sur la valeur résiduelle prévoit un paiement limité contractuellement aux bénéficiaires de la garantie, lequel équivaut habituellement aux premières pertes par rapport à un niveau garanti. En général, il n'est possible de faire une réclamation en vertu de la garantie que si les actifs sous-jacents sont vendus à un tiers.

Lorsqu'une garantie de crédit et une garantie portant sur la valeur résiduelle sont fournies dans le cadre d'un arrangement de financement qui vise les mêmes actifs sous-jacents, la garantie portant sur la valeur résiduelle ne peut être réalisée que si la garantie de crédit expire sans avoir été réalisée. Ainsi, les risques liés à ces garanties sont mutuellement exclusifs.

Pour gérer son risque relatif aux garanties de crédit et aux garanties portant sur la valeur résiduelle, la Société procède comme suit : contrôle des risques, mesure des risques, surveillance des risques et transfert des risques. La Société contrôle les risques de façon active en intégrant des clauses de protection et des sûretés dans les contrats commerciaux, de manière à réduire ses risques liés à de telles garanties. Des évaluations quantitatives des risques liés à de telles garanties sont effectuées et, le cas échéant, des provisions comptables adéquates sont établies dans les états financiers consolidés d'après un modèle d'évaluation des risques. La surveillance des risques consiste notamment à faire rapport régulièrement des risques à la direction, à surveiller activement la qualité de crédit, à effectuer des vérifications préalables de crédit sur le terrain et à intervenir de manière active. De plus, les tendances de la valeur des actifs sous-jacents pour les produits de la Société sont surveillées de près. En outre, la Société procède de temps à autre à un transfert de risques auprès d'assureurs indépendants dans le but de minimiser son risque relatif aux garanties de crédit et aux garanties portant sur la valeur résiduelle.

ENGAGEMENTS DE FINANCEMENT

La Société fournit quelquefois des engagements de financement pour faciliter l'accès de ses clients au capital. Ce soutien peut prendre diverses formes, y compris aider un client à obtenir et à structurer un prêt et les capitaux nécessaires pour l'acquisition d'avions ou encore fournir l'assurance que les prêts et les capitaux sont disponibles pour financer ces acquisitions. La Société peut consentir un financement provisoire aux clients pendant que les ententes de financement permanent sont mises en place.

Au 31 janvier 2007, la Société avait des engagements de financement totalisant 1,7 milliard $ liés à sept clients relativement à la vente future d'avions, dont les livraisons sont prévues d'ici à l'exercice 2010, déduction faite des financements déjà confirmés auprès de tiers. La Société atténue ses risques liés au crédit et aux taux d'intérêt en incluant des modalités et des conditions aux engagements de financement qui doivent être remplies par les parties faisant l'objet de la garantie afin de bénéficier de l'engagement de la Société et en concluant des garanties de taux d'intérêt plafonds. Des financements totalisant 1,9 milliard $ ont été mis en place par la Société pour des clients durant l'exercice 2007 (2,9 milliards $ durant l'exercice 2006).

La Société est d'avis qu'elle pourra respecter ses engagements de financement envers ses clients au cours de l'exercice 2008 au moyen de financements de tiers. Toutefois, sa capacité de respecter ses engagements de financement pourrait souffrir de nouvelles difficultés financières dans l'industrie de l'aviation commerciale en général et de certains clients en particulier, et de la solvabilité actuelle et future de la Société.

AUTRES ENGAGEMENTS ET ÉVENTUALITÉS

Dans le cadre de ses contrats avec les sociétés Metronet pour la modernisation du métro de Londres, la Société s'est engagée à fournir des garanties (cautionnements et lettres de crédit) à l'appui de ses obligations. Ces engagements se prolongent jusqu'en 2015. Au 31 janvier 2007, des cautionnements venant à échéance en 2011 et totalisant 181 millions £ (355 millions $) étaient en vigueur. La période de validité des cautionnements doit être reconduite d'année en année. Dans le cas où les cautionnements ne seraient pas reconduits, la Société pourrait devoir fournir, dans l'année qui suit, d'autres garanties qui pourraient réduire les montants disponibles en vertu de la nouvelle facilité de lettres de crédit.

Au fil des ans, Aéronautique a investi plus de 3,3 milliards $ dans l'outillage des programmes et d'autres montants importants dans le développement des produits et des immobilisations corporelles. La Société reçoit un soutien financier de divers paliers gouvernementaux visant le développement d'avions. Certains programmes de soutien financier exigent que la Société verse des montants aux gouvernements, au moment de la livraison des produits, lorsqu'est atteint un niveau minimal convenu de ventes de produits connexes. Si le niveau minimal convenu n'est pas atteint, aucun montant n'est payable aux gouvernements. La Société comptabilise le montant payable aux gouvernements au moment où le produit donnant lieu à ce paiement est livré. En ce qui a trait aux programmes d'avions de Aéronautique, la Société avait reçu un soutien gouvernemental éventuellement remboursable totalisant 519 millions $ au 31 janvier 2007 (506 millions $ au 31 janvier 2006). Le montant total remboursé relativement à ce soutien gouvernemental s'établissait à 284 millions $ au 31 janvier 2007 (238 millions $ au 31 janvier 2006). Le solde maximum non actualisé remboursable, reposant surtout sur les livraisons d'avions futures, totalisait 481 millions $ au 31 janvier 2007 (535 millions $ au 31 janvier 2006). Le montant remboursable fondé uniquement sur le total des quantités restantes des programmes d'avions aux fins comptables était de 207 millions $ au 31 janvier 2007 (226 millions $ au 31 janvier 2006).

Le 7 février 2005, le Teamsters Local 445 Freight Division Pension Fund a intenté un recours collectif devant la cour de district américaine du Southern District of New York contre la Société, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation (« BCMSC ») et autres pour violations présumées des lois fédérales sur les valeurs mobilières relatives aux certificats de titres de premier rang / subordonnés avec flux identiques de série 2000-A (Senior/ Subordinated Pass-Through Certificates, Series 2000-A) de BCMSC échéant le 15 janvier 2030. Le 15 avril 2005, les plaignants ont déposé un recours modifié. Les modifications comprennent l'inclusion de tous les acheteurs sur le marché secondaire de certificats de titres de premier rang / subordonnés avec flux identiques de série 1998-A, de série 1998-B, de série 1998-C, de série 1999-A, de série 1999-B, de série 2000-A et de série 2000-B de BCMSC comme composante de la demande de recours collectif. Bien que la Société ne puisse prédire l'issue d'un litige, selon l'information actuellement disponible, la Société a l'intention de défendre vigoureusement sa position.

La Société est aussi défenderesse dans certaines poursuites judiciaires en cours devant divers tribunaux en matière de responsabilité liée à des produits et de différends contractuels avec des clients et d'autres tiers. La Société a l'intention de se défendre avec vigueur dans ces causes.

Bien que la Société ne puisse prédire l'issue des poursuites en cours au 31 janvier 2007, selon l'information actuellement disponible, la direction est d'avis que la résolution de ces actions judiciaires n'aura pas d'incidence importante sur sa situation financière.

III. ARRANGEMENTS FINANCIERS

Outre les obligations en vertu de contrats de location hors bilan communiquées ailleurs dans le présent rapport de gestion, la Société a accès à des facilités d'affacturage et d'autres arrangements hors bilan.

FACILITÉS D'AFFACTURAGE

La Société a parfois recours à des facilités d'affacturage en Europe en vertu desquelles elle peut vendre sans recours des débiteurs admissibles dans le cours normal de ses affaires. Au cours de l'exercice 2007, la Société a vendu 298 millions $ de débiteurs à ces facilités (408 millions $ au cours de l'exercice 2006), dont l'encours au 31 janvier 2007 s'élevait à 113 millions $ (2 millions $ au 31 janvier 2006).

AUTRES ARRANGEMENTS

RASPRO

En septembre 2005, une opération de titrisation de 1,7 milliard $ a été conclue afin de fournir un financement sous forme de baux à long terme visant 70 avions régionaux. Dans le cadre de cette opération, la Société a fourni des améliorations de crédit et pris une participation subordonnée. En outre, la Société fournit des services de gestion en contrepartie d'honoraires au prix du marché. Du produit brut de 1,7 milliard $, une tranche d'environ 500 millions $ a été affectée au paiement de tiers dans le cadre de structures de financement provisoire hors bilan. Compte tenu du paiement de dépenses et d'autres paiements, la Société a reçu environ 1,0 milliard $.

Après la clôture de l'opération de titrisation, il a été décelé que les flux de trésorerie de la structure RASPRO seraient différents des prévisions. Le 13 juillet 2006, la Société et son mandataire, Wachovia Capital Markets, LLC, ont convenu de certaines mesures devant être prises afin de rajuster les flux de trésorerie de RASPRO. Ces mesures consistent essentiellement en des paiements additionnels qui ont été ou qui seront faits à la structure RASPRO par diverses parties (y compris des parties non affiliées à la Société). La participation de la Société à ces paiements additionnels a consisté en l'achat, le 13 juillet 2006, de droits totalisant 23 millions $ dans une tranche du produit de la valeur résiduelle de certains avions financés par la structure RASPRO.

En outre, après le 31 janvier 2007, la Société a achevé les modalités de son soutien financier indirect en faveur d'une agence gouvernementale relativement au soutien direct de l'agence en faveur de la structure RASPRO et d'autres structures de financement liées à la vente d'avions régionaux.

Les éléments susmentionnés n'ont pas eu d'incidence importante sur les états financiers de la Société.

Contrat de cession-bail

Au cours de l'exercice 2005, la Société a conclu un contrat de cession-bail de 300 millions $ d'une durée de trois ans avec des tiers. En vertu de ce contrat, la Société peut, entre autres, vendre des avions d'affaires d'occasion à ces tiers qui, à leur tour, les louent à la Société pour une période de 24 mois. La Société a le droit de racheter les avions au cours de la période de location à des prix prédéterminés. Des avions dont la valeur totalisait 64 millions $ et 41 millions $ étaient vendus et loués au 31 janvier 2007 et 2006 relativement à ce contrat de cession-bail.

IV. ENTITÉS À DÉTENTEURS DE DROITS VARIABLES («EDDV»)

Le tableau suivant résume par secteur les principales EDDV dans lesquelles la Société détient des droits variables aux 31 janvier :

	2007		2006	
	ACTIF	PASSIF	ACTIF	PASSIF
Aéronautique				
Structures de financement liées à la vente d'avions régionaux	**6 985 $**	**4 245 $**	6 946 $	4 106 $
Structure de cession-bail	**13**	**13**	15	15
Transport				
Partenariats	**5 993**	**5 450**	4 805	4 326
Garantie de soutien à la vente	**579**	**572**	529	523
Comptes de dépôt en espèces	**75**	**75**	70	70
	13 645	**10 355**	12 365	9 040
Moins actifs et passifs des EDDV consolidées :				
Structures de financement liées à la vente d'avions régionaux	**8**	**7**	67	65
Structure de cession-bail	**13**	**13**	15	15
Comptes de dépôt en espèces	**75**	**75**	70	70
	96	**95**	152	150
Actifs et passifs des EDDV non consolidées	**13 549 $**	**10 260 $**	12 213 $	8 890 $

Les passifs comptabilisés par suite de la consolidation de certaines EDDV ne constituent pas des droits additionnels sur les actifs généraux de la Société. Ils représentent plutôt des droits sur des actifs particuliers des EDDV consolidées. Par ailleurs, les actifs constatés par suite de la consolidation de certaines EDDV ne représentent pas des actifs additionnels qui pourraient être utilisés pour satisfaire à des réclamations visant les actifs généraux de la Société. La consolidation de la dette résultant de l'application de la NOC-15 est exclue du calcul du ratio financier de la Société pour les structures existant avant le 1er mai 2004 ou lorsque la dette des EDDV consolidées est sans recours contre la Société pour les structures constituées à compter du 1er mai 2004. La totalité de la dette consolidée renvoie aux structures qui existaient avant le 1er mai 2004. En outre, la consolidation d'EDDV n'entraîne pas de changement au titre des risques liés au crédit et à la fiscalité et des risques de nature juridique de la Société.

Aéronautique

Structures de financement liées à la vente d'avions régionaux– La Société a offert des garanties de crédit ou des garanties portant sur la valeur résiduelle, ou les deux, à certaines structures d'accueil créées uniquement i) pour acheter des avions régionaux de la Société et pour louer ces avions à des sociétés aériennes; et ii) pour acheter des actifs financiers liés à la vente d'avions régionaux.

En général, ces structures d'accueil sont financées par une dette à long terme consentie par des tiers et par du capital émis à des porteurs de titres non liés qui profitent d'incitatifs fiscaux. L'avion est cédé en garantie de la dette à long terme de la structure d'accueil. Les droits variables de la Société liés à ces structures d'accueil prennent la forme de garanties de crédit, de garanties portant sur la valeur résiduelle, de prêts subordonnés et de droits résiduels. La Société offre également des services de gestion à certaines de ces structures d'accueil en contrepartie d'honoraires au prix du marché.

La Société a conclu que la plupart des structures d'accueil sont des EDDV et qu'elle est le principal bénéficiaire d'une d'entre elles seulement, laquelle a été consolidée. Pour toutes les autres structures d'accueil, la consolidation ne convient pas en vertu de la NOC-15. Le risque éventuel maximal de la Société à l'égard de ces structures d'accueil non consolidées s'élevait à 2,1 milliards $, pour lequel 418 millions $ en provisions et passifs pouvaient servir à couvrir ce risque au 31 janvier 2007 (respectivement 2,1 milliards $ et 551 millions $ au 31 janvier 2006). Le risque maximal de la Société en vertu de ces garanties est présenté à la note 21–Engagements et éventualités, afférente aux états financiers consolidés.

Transport

Partenariats–La Société est devenue partie à des partenariats, en vue de fournir du matériel de transport sur rail, des travaux de génie civil et des services à long terme connexes, comme l'exploitation et l'entretien du matériel de transport sur rail.

La participation de la Société à des entités créées dans le cadre de ces partenariats se fait surtout au moyen de placements en actions ou en titres d'emprunt subordonnés, ou les deux, et de contrats de fabrication, de vente et de service à long terme. La Société a conclu que certaines de ces entités sont des EDDV, mais qu'elle n'en est pas le principal bénéficiaire. Par conséquent, ces entités n'ont pas été consolidées. La Société continue de comptabiliser ces investissements à la valeur de consolidation, constatant sa quote-part du bénéfice net ou de la perte nette d'après les modalités du contrat de partenariat.

Garanties de soutien à la vente – En août 1998, la Société a donné des garanties portant sur la valeur résiduelle de rames automotrices électriques et diesels vendues à Lombard Leasing Contracts Limited (« Lombard »). En vertu d'une structure de location-exploitation, Lombard loue des trains à un tiers exploitant. La Société a conclu que Lombard est une EDDV, mais que la Société n'en est pas le principal bénéficiaire. Par conséquent, cette entité n'a pas été consolidée. Le risque maximal de la Société par suite de sa participation dans Lombard est limité à ses garanties portant sur la valeur résiduelle totalisant 134 millions $ au 31 janvier 2007 (124 millions $ au 31 janvier 2006). Le risque maximal de la Société découlant de ces garanties est présenté à la note 21 – Engagements et éventualités, afférente aux états financiers consolidés.

Comptes de dépôt en garantie – Relativement à la vente de certains éléments de matériel de transport sur rail effectuée par Adtranz avant son acquisition par la Société en mai 2001, les acquéreurs ont reçu le droit, dans certaines conditions, de revendre le matériel à la Société à des prix prédéterminés à trois dates distinctes, à compter de l'exercice 2009. En outre, la Société peut être tenue, à compter de l'exercice 2009, et en cas de défaut de paiement de la part du client au prestataire de financement, de racheter le matériel.

Par suite de ces engagements, Fabian Investments Limited et Lineal Investments Limited ont été créées, et des fonds ont été déposés dans un compte de dépôt en garantie par le locataire du matériel. Ces fonds, ainsi que l'intérêt cumulé, devraient suffire à couvrir entièrement le risque de la Société. La Société a conclu que ces structures d'accueil sont des EDDV et qu'elle en est le principal bénéficiaire. Par conséquent, ces structures d'accueil ont été consolidées. Leurs actifs, consistant en encaisse affectée, sont présentés dans les Autres actifs, et leurs passifs, constitués d'une provision pour obligations de rachat, sont présentés sous Obligations de rachat à la note 21 – Engagements et éventualités, afférente aux états financiers consolidés.

AUTRES

I. ESTIMATIONS COMPTABLES CRITIQUES

Les principales conventions comptables de la Société sont décrites dans les notes afférentes aux états financiers consolidés. La préparation des états financiers selon les PCGR exige l'utilisation d'estimations, de jugements et d'hypothèses. Les estimations comptables critiques, qui sont reconsidérées régulièrement et qui peuvent changer d'une période à l'autre, sont décrites dans la présente section. Une estimation comptable est considérée comme critique si elle exige que la direction formule des hypothèses sur des questions très incertaines au moment où elle est établie, si des estimations différentes pourraient avoir été raisonnablement utilisées ou si des changements de l'estimation qui sont susceptibles de se produire auraient une incidence notable sur la situation financière ou les résultats d'exploitation de la Société d'une période à l'autre.

L'analyse de sensibilité incluse dans la présente section devrait être utilisée avec prudence, étant donné que les variations sont hypothétiques et que l'incidence des variations de chaque hypothèse clé pourrait ne pas être linéaire.

MÉTHODE DU COÛT MOYEN

La méthode du coût moyen est utilisée par Aéronautique pour le lot initial d'un programme. Cette méthode consiste à comptabiliser au Coût des ventes le coût de production unitaire moyen estimatif de chaque avion.

Le coût de production unitaire moyen estimatif d'un avion est établi en fonction des estimations, pour le lot initial d'un programme donné, de la quantité totale d'avions du programme aux fins comptables et du total des coûts de production ainsi que de la durée prévue raisonnable de la période de production des avions.

Les quantités des programmes aux fins comptables sont fondées sur l'évaluation des conditions du marché et de la demande anticipée des avions en question, compte tenu, entre autres, des commandes fermes en main.

Les coûts de production comprennent les coûts des matériaux et de la main-d'œuvre directe ainsi que les coûts indirects de fabrication. Le total des coûts de production est estimé d'après des coûts réels et des prévisions de coûts des matériaux, de taux de change, de productivité de la main-d'œuvre, de niveau d'emploi et de salaires. Les estimations des coûts sont fondées surtout sur les tendances historiques du rendement, les tendances économiques, les conventions collectives et les informations obtenues des fournisseurs. Les coûts de production sont également fondés sur le concept de la courbe d'apprentissage, qui prévoit une diminution des coûts au fur et à mesure que les tâches et les techniques de production deviennent plus efficientes grâce à l'expérience acquise. Ainsi, le coût de production réel unitaire engagé au cours de la phase initiale d'un programme excédera le coût de production unitaire moyen estimatif pour l'ensemble du programme. Cet écart, soit l'excèdent sur les coûts moyens de production, est inclus dans les stocks et devrait être recouvré sur les ventes d'avions qui doivent être produits ultérieurement à des coûts inférieurs à la moyenne.

La direction procède à des examens trimestriels ainsi qu'à un examen annuel détaillé, dans le cadre de la préparation du budget annuel, des estimations de coûts et des quantités d'avions des programmes. L'incidence de toute révision donne lieu à un rajustement cumulatif au cours de la période où la révision a lieu.

Sensibilité

Une variation de 1 % des coûts de production futurs estimatifs des quantités restantes de tous les programmes comptabilisés selon la méthode du coût moyen aurait fait augmenter ou diminuer le coût des ventes de la Société d'environ 30 millions $ au cours de l'exercice 2007, dont 21 millions $ au titre de rajustement cumulatif pour les exercices précédents.

OUTILLAGE DES PROGRAMMES AÉRONAUTIQUES

L'outillage des programmes aéronautiques est amorti sur dix ans et fait l'objet d'un test afin de déterminer s'il a subi une perte de valeur lorsque certains événements ou changements de circonstances indiquent que la valeur comptable de l'outillage peut ne pas être recouvrable. Le test de recouvrabilité est effectué à l'aide des flux de trésorerie nets futurs prévus non actualisés qui sont directement associés à l'utilisation de l'actif. Une dépréciation est constatée dans Amortissement lorsque la valeur non actualisée des flux de trésorerie futurs prévus est inférieure à la valeur comptable de l'outillage des programmes. Le montant de la dépréciation, le cas échéant, représente l'écart entre la valeur comptable et la juste valeur de l'outillage des programmes. Les estimations des flux de trésorerie futurs nets sur la durée de vie utile résiduelle de l'outillage des programmes sont assujetties à des incertitudes quant aux prix de vente prévus ainsi qu'à des estimations et à des jugements similaires à ceux décrits à la section Méthode du coût moyen ci-dessus.

MESURES INCITATIVES À LA VENTE

La Société offre des mesures incitatives à la vente, y compris des garanties de crédit et des garanties portant sur la valeur résiduelle, principalement liées aux ventes d'avions régionaux. La direction examine le risque maximal relatif aux engagements liés à la valeur résiduelle future d'un avion et, dans le cadre des garanties de crédit, la solvabilité de l'emprunteur. Des provisions sont établies au moment de la vente de l'avion sous-jacent et sont revues tous les trimestres. Les mesures incitatives à la vente hors caisse sont incluses dans le Coût des ventes, et les mesures incitatives à la vente au comptant sont présentées en réduction des Revenus de fabrication. La valeur future prévue de l'avion est déterminée au moyen d'évaluations tant internes qu'externes, y compris de l'information recueillie sur la vente d'avions semblables dans le marché secondaire. La solvabilité des emprunteurs à qui des garanties de crédit ont été fournies est fondée sur les cotes de crédit publiées par les agences de notation lorsqu'elles sont disponibles. La solvabilité des autres emprunteurs est évaluée à l'aide de modèles d'évaluation internes (se reporter à la note 21 – Engagements et éventualités, afférente aux états financiers consolidés pour obtenir plus d'information sur ces garanties).

Sensibilité

Au 31 janvier 2007, si la valeur résiduelle future des avions retenue pour calculer la provision pour les garanties de crédit et les garanties portant sur la valeur résiduelle fournies dans le cadre de la vente d'avions avait diminué de 5 %, le coût des ventes aurait augmenté d'environ 90 millions $ pour l'exercice 2007.

CONTRATS À LONG TERME

Transport exerce la plupart de ses activités en vertu de contrats à long terme avec des clients. Les revenus et les marges tirés des contrats à long terme liés à la conception, à l'ingénierie ou à la fabrication des produits, y compris la révision des véhicules et des composants, sont constatés selon la méthode de l'avancement des travaux. Les revenus et les marges des contrats de services d'entretien conclus à compter du 17 décembre 2003 sont constatés proportionnellement au total des coûts initialement prévus au début du contrat. Les contrats à long terme requièrent l'utilisation d'estimations pour l'établissement des coûts totaux, des revenus et du degré d'avancement des travaux.

Les coûts d'un contrat comprennent les coûts des matériaux et de la main-d'œuvre directe, les coûts indirects de fabrication et d'autres coûts comme ceux liés aux garanties et au transport. Le total des coûts est estimé d'après des prévisions de coûts des matériaux, de taux d'inflation, de taux de change, de productivité de la main-d'œuvre et de niveau d'emploi et de salaires, et est touché par la nature et la complexité des travaux à exécuter, par l'incidence des modifications des commandes et des retards de livraison. Les estimations des coûts sont principalement fondées sur les tendances historiques du rendement, les tendances économiques, les conventions collectives et les informations obtenues des fournisseurs.

Les estimations des revenus sont établies à partir du prix négocié pour chaque contrat après rajustement pour demandes de modifications, réclamations et modalités contractuelles qui prévoient un rajustement du prix en cas d'écart par rapport aux tendances inflationnistes prévues. Les demandes de modifications et les réclamations sont comprises dans les revenus lorsqu'elles peuvent être estimées de manière fiable et que leur réalisation est probable.

Le degré d'avancement des travaux est habituellement établi en fonction des coûts réels engagés par rapport aux coûts estimatifs totaux du contrat, à l'exclusion des coûts qui ne sont pas représentatifs de la mesure du degré d'avancement.

Les revenus et marges comptabilisés peuvent faire l'objet de révisions au fil de la réalisation du contrat. La direction procède à des examens trimestriels ainsi qu'à un examen annuel détaillé, dans le cadre de la préparation de son budget annuel, visant les coûts d'achèvement estimatifs, les estimations du degré d'avancement des travaux, les revenus et les marges constatés pour chaque contrat. L'incidence de toute révision donne lieu à un rajustement cumulatif au cours de la période où la révision a lieu.

Si la révision d'un contrat indique une marge brute négative, la totalité de la perte prévue sur le contrat est comptabilisée dans la période au cours de laquelle la marge brute négative est identifiée.

Sensibilité

Une hausse de 1 % des coûts futurs estimatifs pour achever tous les contrats en cours comptabilisés selon la méthode de l'avancement des travaux dans Transport ferait diminuer les marges d'environ 75 millions $, alors qu'une baisse de 1 % des coûts futurs estimatifs ferait augmenter les marges d'environ 55 millions $ pour l'exercice 2007.

ÉCART D'ACQUISITION

L'écart d'acquisition comptabilisé découle de l'acquisition de Adtranz.

L'écart d'acquisition fait l'objet d'un test de dépréciation annuel en deux étapes, ou plus souvent si des événements ou des circonstances, comme une diminution importante des revenus, des bénéfices ou des flux de trésorerie prévus, indiquent qu'il est plus probable qu'improbable que l'actif pourrait avoir subi une perte de valeur. Au cours de la première étape, la juste valeur d'une unité d'exploitation, selon les flux de trésorerie futurs actualisés, est comparée à sa valeur comptable. Si la juste valeur est plus élevée que la valeur comptable, aucune dépréciation n'est réputée exister et il n'est pas nécessaire de procéder à la deuxième étape. Si la juste valeur est moins élevée que la valeur comptable, un deuxième test doit être effectué selon lequel la juste valeur implicite de l'écart d'acquisition de l'unité d'exploitation doit être estimée. Cette juste valeur implicite correspond à l'excédent de la juste valeur de l'unité d'exploitation sur la juste valeur des actifs nets identifiables de l'unité d'exploitation. La tranche de la valeur comptable de l'écart d'acquisition qui excède sa juste valeur implicite est portée aux résultats. La Société a choisi son quatrième trimestre comme période de test annuel de l'écart d'acquisition.

Les prévisions de flux de trésorerie futurs reposent sur les meilleures estimations des revenus, des coûts de production, des coûts indirects de fabrication et des autres coûts de la Société. Ces estimations sont établies à partir d'un examen des contrats existants, des commandes futures prévues, de la structure actuelle des coûts, des variations prévues des coûts, des conventions collectives et de la conjoncture générale du marché et elles doivent être revues et approuvées par la haute direction.

ENTITÉS À DÉTENTEURS DE DROITS VARIABLES

La Société consolide les EDDV pour lesquelles elle assume la majorité du risque de pertes, a le droit de recevoir la majorité des rendements résiduels (si aucune partie n'assume la majorité des pertes de l'EDDV), ou les deux (le principal bénéficiaire). Au moment de la consolidation, le principal bénéficiaire doit, généralement, constater initialement tous les actifs, passifs et parts des actionnaires sans contrôle de l'EDDV à la juste valeur à la date où le détenteur de droits variables devient le principal bénéficiaire. Se reporter à la note 22 – Entités à détenteurs de droits variables, afférente aux états financiers consolidés pour plus de renseignements sur les EDDV. La Société révise sa décision initiale à l'égard de la comptabilisation des EDDV lorsque certains événements se produisent, comme des changements dans les documents constitutifs ou les arrangements contractuels connexes.

La Société recourt à divers processus d'estimation complexes fondés sur des facteurs qualitatifs et quantitatifs pour déterminer si une entité est une EDDV et pour analyser et établir ses pertes prévues et ses rendements résiduels prévus. Ces processus nécessitent l'estimation des flux de trésorerie futurs et du rendement de l'EDDV, l'analyse de la variabilité de ces flux de trésorerie par rapport aux flux de trésorerie prévus et la répartition des pertes prévues et des rendements résiduels prévus entre les détenteurs de droits variables pour ensuite déterminer qui est le principal bénéficiaire. En outre, il faut faire preuve de jugement dans l'application de ces règles de consolidation aux opérations de la Société.

Les droits variables comprennent principalement des garanties de crédit, des garanties portant sur la valeur résiduelle et des prêts subordonnés consentis à certaines structures d'accueil créées uniquement pour acheter des avions régionaux, ainsi que des véhicules de partenariat créés pour fournir du matériel de transport sur rail et des travaux de génie civil, ainsi que des services à long terme connexes.

GARANTIES DE PRODUITS

La Société émet des garanties pour les produits vendus relatives aux systèmes, aux accessoires, au matériel, aux pièces et aux logiciels développés par la Société.

Une provision pour le coût des garanties est constituée lorsque les revenus tirés du produit sous-jacent sont comptabilisés. Les coûts estimatifs sont fondés sur un certain nombre de facteurs, dont l'historique des réclamations et des coûts engagés en vertu des garanties, le type et la durée de la couverture des garanties, la nature des produits vendus et la couverture de contre-garanties offertes par les fournisseurs de la Société.

La Société examine trimestriellement ses provisions pour garanties de produits constatées et tout rajustement est comptabilisé à l'état des résultats. Les dépenses engagées au titre de garanties sont comptabilisées dans le Coût des ventes.

AVANTAGES SOCIAUX FUTURS

Les coûts et obligations au titre des prestations de retraite et de certaines autres prestations aux employés dépendent des hypothèses utilisées pour calculer ces montants. Le taux d'actualisation, le taux de rendement prévu à long terme des actifs des régimes et le taux de croissance des salaires constituent d'importants éléments de la mesure des coûts et des obligations. Les autres hypothèses incluent le taux d'inflation et le taux de croissance ou de décroissance du coût des soins de santé, de même que certains facteurs démographiques tels que l'âge du départ à la retraite des employés, les taux de mortalité et le taux de roulement du personnel. Les hypothèses sont revues et mises à jour une fois l'an.

Sensibilité–taux d'actualisation

Le taux d'actualisation permet à la Société de présenter les prestations futures estimatives à leur valeur actualisée à la date de mesure. La direction a peu de latitude quant au choix du taux d'actualisation, car ce taux doit représenter les taux du marché pour les placements à revenu fixe de qualité supérieure disponibles pour la période à courir jusqu'à l'échéance des prestations. Un taux d'actualisation moins élevé accroît l'obligation au titre des prestations et le coût des avantages.

Une variation de 0,25 % du taux d'actualisation moyen pondéré augmenterait ou réduirait le coût des avantages prévu d'environ 35 millions $ pour l'exercice 2008.

Sensibilité–taux de rendement prévu à long terme des actifs des régimes

Le taux de rendement prévu à long terme des actifs des régimes est déterminé d'après les rendements historiques, les estimations futures des rendements des placements à long terme et la répartition de l'actif. Une hypothèse prévoyant un rendement moins élevé entraîne une augmentation du coût des avantages.

Une variation de 0,25 % du taux de rendement moyen pondéré augmenterait ou réduirait le coût des avantages prévu d'environ 11 millions $ pour l'exercice 2008.

Sensibilité–taux de croissance des salaires

Le taux de croissance des salaires est établi en fonction de la structure des salaires actuelle, de la croissance historique et des hausses de salaires prévues.

Une variation de 0,25 % du taux de croissance des salaires moyen pondéré augmenterait ou réduirait le coût des avantages prévu d'environ 18 millions $ pour l'exercice 2008.

IMPÔTS SUR LES BÉNÉFICES

La Société comptabilise des actifs d'impôts sur les bénéfices reportés, découlant de reports prospectifs de pertes d'exploitation et d'écarts temporaires déductibles.

La direction évalue périodiquement la réalisation de ces actifs d'impôts sur les bénéfices reportés afin de déterminer si la constitution d'une provision pour moins-value est nécessaire. D'après les éléments probants recueillis, tant positifs que négatifs, la Société établit s'il est plus probable qu'improbable que la totalité ou une partie des actifs d'impôts sur les bénéfices reportés sera réalisée. Les facteurs considérés comprennent les bénéfices futurs estimatifs fondés sur des prévisions internes, les pertes cumulatives des derniers exercices, l'historique de reports prospectifs de pertes et d'autres actifs d'impôts sur les bénéfices non utilisés ainsi que des stratégies de planification fiscale prudentes et réalisables.

II. RÉGIMES DE RETRAITE

La Société offre plusieurs régimes de retraite à prestations déterminées capitalisés et non capitalisés, au Canada comme à l'étranger.

- Les régimes capitalisés sont des régimes pour lesquels les actifs sont investis séparément dans des fiducies. Ces régimes peuvent être en situation de surcapitalisation ou de souscapitalisation, selon différents facteurs comme le rendement des placements. Les régimes capitalisés se trouvent principalement en Amérique du Nord, au Royaume-Uni et en Suisse. Dans le cadre de ces régimes, les cotisations à verser par l'employeur sont déterminées conformément aux exigences réglementaires de chaque administration locale.
- Les régimes non capitalisés sont des régimes qui ne comportent pas d'actifs distincts. Ces régimes, pour lesquels la Société n'a aucune obligation de capitalisation préalable, se trouvent principalement dans des pays situés sur le territoire continental européen. Dans ces pays, la constitution d'actifs distincts pour les régimes de retraite est interdite ou ne respecte pas les pratiques locales. Les cotisations à verser par l'employeur pour ces régimes correspondent aux versements de prestations faits aux participants.

La Société utilise le 31 décembre comme date de mesure aux fins comptables.

La situation financière des régimes de retraite à prestations déterminées de la Société et d'autres renseignements sur ces régimes sont présentés à la note 20 – Avantages sociaux futurs, afférente aux états financiers consolidés.

HYPOTHÈSES

La Société établit des hypothèses après un examen périodique de facteurs, tels que les prévisions de rendement à long terme préparées par des conseillers ou des économistes, le rendement historique et prévu des placements, les courbes des taux d'intérêt d'obligations à long terme de sociétés de qualité supérieure, les hypothèses d'inflation à long terme et les recommandations des actuaires. En ce qui a trait aux titres de participation, la Société se sert d'une évaluation fondée sur les valeurs marchandes des actifs qui, aux fins de la mesure du coût des prestations, tient compte de l'incidence des gains ou pertes sur une période de trois ans à partir de l'exercice pendant lequel ces gains ou pertes surviennent. Quant aux placements autres que les placements en titres de participation, la Société se sert d'une évaluation fondée sur les valeurs marchandes actuelles. La Société reflète à l'avance le coût des hausses discrétionnaires futures des prestations de retraite dans le cas des régimes qui ont l'habitude d'en consentir régulièrement, et le coût des améliorations futures de l'espérance de vie.

DÉFICIT DES RÉGIMES DE RETRAITE

Au 31 décembre 2006 (« date de mesure »), le déficit des régimes de retraite totalisait 1,8 milliard $ (2,3 milliards $ au 31 décembre 2005). Ce montant inclut l'obligation au titre des prestations constituées des régimes non capitalisés de 521 millions $ au 31 décembre 2006 (493 millions $ au 31 décembre 2005).

La baisse du déficit est surtout due aux éléments suivants :

- l'excédent des cotisations, y compris les cotisations discrétionnaires versées par la Société, sur le coût des services rendus au cours de l'exercice (169 millions $);
- le rendement des actifs des régimes dépassant les intérêts débiteurs (160 millions $);
- le gain actuariel net, y compris l'incidence de la hausse du taux d'actualisation dans tous les pays importants, sauf le Canada, en partie contrebalancé par la modification des hypothèses relatives à l'inflation et à la hausse des salaires au Canada et au Royaume-Uni (154 millions $); et
- l'incidence nette des modifications des régimes (92 millions $).

En partie contrebalancés par :

- l'incidence négative des fluctuations du taux de change (105 millions $).

Sensibilité

Il est estimé qu'une hausse ou baisse de 0,25 % du taux d'actualisation moyen pondéré courant utilisé pour calculer la valeur actualisée nette de l'obligation au titre des prestations de retraite constituées diminuerait ou augmenterait celle-ci d'environ 310 millions $.

MONTANTS NON CONSTATÉS

Les gains et pertes actuariels nets, fondés sur la valeur axée sur la valeur marchande des actifs des régimes, qui excèdent 10 % du montant le plus élevé entre l'obligation au titre des prestations constituées et la valeur axée sur la valeur marchande des actifs des régimes, de même que les coûts des services passés, sont portés aux résultats sur la durée moyenne pondérée estimative du reste de la carrière active des participants. L'amortissement des montants nets non constatés devrait constituer 85 millions $ du coût estimatif des régimes de retraite pour l'exercice 2008.

COÛT DES RÉGIMES DE RETRAITE

Le coût des régimes de retraite pour les activités poursuivies s'est élevé à 366 millions $ pour l'exercice 2007, comparativement à 287 millions $ pour l'exercice 2006. Cette augmentation découle surtout de la baisse des taux d'actualisation du 31 décembre 2004 au 31 décembre 2005.

Le coût des régimes de retraite est capitalisé au titre des coûts de main-d'œuvre et inclus dans les stocks et l'outillage des programmes aéronautiques ou constaté directement dans les résultats.

Pour l'exercice 2008, le coût estimatif des régimes de retraite est de 259 millions $. La diminution prévue résulte surtout de la diminution du déficit des régimes telle qu'elle est expliquée sous Déficit des régimes de retraite ci-dessus.

CAPITALISATION

La Société satisfait aux exigences réglementaires de chaque administration locale en matière de cotisations à verser, exigences conçues pour protéger les droits des participants. Comme la méthode de mesure utilisée pour déterminer le coût des prestations des régimes de retraite est, en général, plus prudente que les exigences réglementaires de la plupart des administrations, le déficit calculé pour établir les cotisations à verser (déficit de capitalisation) est moins élevé que le déficit aux fins comptables pour la plupart des régimes de retraite.

Les cotisations à verser aux régimes de retraite à prestations déterminées sont estimées à 370 millions $ pour l'exercice 2008, en regard de cotisations réelles de 375 millions $ pour l'exercice 2007. Les cotisations à verser aux régimes de retraite à cotisations déterminées sont estimées à 22 millions $ pour l'exercice 2008, par rapport à des cotisations réelles de 22 millions $ pour l'exercice 2007.

III. ENVIRONNEMENT

Les produits de la Société, ainsi que ses activités de fabrication et de service, sont assujettis à la réglementation environnementale des administrations fédérales, provinciales et locales au Canada ainsi qu'à celle des organismes de réglementation ayant compétence à l'égard des activités étrangères de la Société. En outre, la Société a établi une politique en matière de santé, sécurité et environnement qui définit sa vision pour ses activités à l'échelle internationale, politique qu'elle met périodiquement à jour. Conformément à cette politique, environ 85 % des sites de fabrication et de service de la Société de plus de 150 employés ont reçu l'accréditation en vertu de la norme ISO 14001 pour la gestion environnementale de vérificateurs externes.

Conformément à sa politique axée sur la responsabilité environnementale et à son désir de conformité sur le plan juridique, la Société se procure, installe et exploite systématiquement des dispositifs antipollution, tels que des usines d'épuration des eaux usées, des dispositifs de contrôle des eaux souterraines, des dispositifs de stripage à l'air ou des séparateurs à air et des incinérateurs aux nouvelles installations construites ou aux installations existantes améliorées dans le cours normal de ses affaires. Les dépenses futures pour des systèmes de contrôle de la pollution ne devraient pas avoir d'incidence importante sur la situation financière consolidée de la Société.

En ce qui a trait aux questions environnementales liées à la contamination de sites (contamination historique du sol et des eaux souterraines), la Société procède, individuellement aux sites dont elle est propriétaire et conjointement à titre de membre de groupes industriels aux sites ne lui appartenant pas, à des études périodiques afin de déterminer la faisabilité de diverses techniques de décontamination et de définir la part de responsabilité de la Société. Elle procède actuellement à la décontamination d'un petit nombre de sites en Amérique du Nord et en Europe. Les coûts historiques pour la décontamination du sol et des eaux souterraines ont été négligeables.

L'estimation des obligations futures au titre de la dépollution environnementale dépend de la nature et de la portée de l'information historique et des données physiques sur le site contaminé, de la complexité de la contamination, de l'incertitude quant au correctif à apporter, du moment des mesures de décontamination et de l'issue des pourparlers avec les organismes de réglementation.

Bien qu'il semble vraisemblable que les coûts annuels de restauration des lieux puissent augmenter au fil du temps parce que des exigences juridiques de plus en plus rigoureuses sont imposées, ces coûts ne devraient pas être importants pour la Société.

IV. NOUVEAUTÉS EN COMPTABILITÉ ET EN PRÉSENTATION DE L'INFORMATION FINANCIÈRE

INSTRUMENTS FINANCIERS

En avril 2005, le Conseil des normes comptables (le « CNC ») a publié trois nouvelles normes comptables : le chapitre 1530, « Résultat étendu », le chapitre 3855, « Instruments financiers – Comptabilisation et évaluation », et le chapitre 3865, « Couvertures ». En date du 1er février 2007, la Société a adopté ces nouvelles normes comptables.

Résultat étendu

Le chapitre 1530 introduit le « Résultat étendu », qui est composé du bénéfice net et des autres éléments du résultat étendu et représente la variation des capitaux propres au cours d'une période, découlant d'opérations et d'autres événements et circonstances autres qu'en rapport avec les propriétaires. Les autres éléments du résultat étendu comprennent les gains et pertes latents, déduction faite des impôts sur les bénéfices, découlant de la conversion des états financiers d'établissements étrangers autonomes, ainsi que des gains et pertes latents, déduction faite des impôts et taxes, découlant des variations de la juste valeur des actifs financiers disponibles à la vente et de la tranche efficace des variations de la juste valeur des instruments de couverture de flux de trésorerie et de placements nets dans des établissements étrangers autonomes.

Instruments financiers – comptabilisation et évaluation

Le chapitre 3855 exige que les instruments financiers soient comptabilisés au bilan lorsque la Société devient partie aux dispositions contractuelles de l'instrument financier. À la constatation initiale, tous les instruments financiers assujettis au chapitre 3855 sont évalués à leur juste valeur. Après la constatation initiale, l'évaluation des instruments financiers dépend de leur classement : détenus à des fins de transaction, disponibles à la vente, prêts et créances, détenus jusqu'à leur échéance ou passifs classés à des fins autres que de transaction.

Les actifs financiers et les passifs financiers classés comme détenus à des fins de transaction sont évalués à la juste valeur, les gains et pertes étant constatés dans les résultats au cours de la période où ils surviennent. Les actifs financiers classés dans les prêts et créances ou détenus jusqu'à leur échéance et les passifs financiers classés à des fins autres que de transaction sont évalués au coût après amortissement suivant la méthode du taux d'intérêt effectif.

Les actifs financiers classés comme disponibles à la vente sont évalués à leur juste valeur. Les gains et pertes latents, y compris les variations causées par l'évolution des taux de change, sont constatés directement dans les autres éléments du résultat étendu, sauf les pertes pour dépréciation qui sont constatées dans les résultats, jusqu'à ce que les actifs financiers soient décomptabilisés, moment auquel les gains ou pertes auparavant comptabilisés dans le cumul des autres éléments du résultat étendu sont constatés dans les résultats pour la période. Les placements dans des instruments de capitaux propres classés comme des instruments disponibles à la vente qui ne comportent pas de cours du marché dans un marché actif sont évalués au coût.

Les instruments dérivés, y compris les instruments dérivés incorporés qui ne sont pas étroitement liés au contrat hôte, sont comptabilisés au bilan et évalués à la juste valeur. Les instruments dérivés admissibles à titre de couvertures sont comptabilisés en suivant les règles spéciales de la comptabilité de couverture (se reporter à la section Couvertures ci-après). Les instruments dérivés non admissibles à la comptabilité de couverture font partie de la catégorie détenus à des fins de transaction.

Le chapitre 3855 permet à une entité de désigner tout instrument financier comme détenu à des fins de transaction à la constatation initiale ou à l'adoption de la nouvelle norme, même si cet instrument ne respectait pas autrement la définition de titre détenu à des fins de transaction aux termes du chapitre 3855. Les instruments qui sont classés comme détenus à des fins de transaction au moyen de cette « option de la juste valeur » doivent avoir des justes valeurs fiables. Les autres conséquences comptables importantes découlant de l'adoption du chapitre 3855 incluent l'évaluation de certaines garanties à la juste valeur lors de la constatation initiale.

Couvertures

Le chapitre 3865 décrit les conditions d'application de la comptabilité de couverture et comment la comptabilité de couverture peut être appliquée pour chacune des stratégies de couverture permises : les couvertures de juste valeur, les couvertures de flux de trésorerie et les couvertures de risque de change d'un placement net dans un établissement étranger autonome.

Dans le cas d'une relation de couverture de juste valeur, les gains ou pertes découlant d'une réévaluation de l'élément de couverture à la juste valeur sont comptabilisés dans les résultats. Les gains ou pertes de l'élément couvert attribuable au risque couvert sont comptabilisés dans les résultats, moyennant un rajustement correspondant de la valeur comptable de l'élément couvert.

Dans une relation de couverture de flux de trésorerie, la tranche des gains ou pertes sur l'élément de couverture qui est considérée comme une couverture efficace est comptabilisée dans les autres éléments du résultat étendu, tandis que la tranche inefficace est comptabilisée dans les résultats. Les montants constatés dans les autres éléments du résultat étendu sont reclassés dans les résultats au cours de la période où l'élément couvert influe sur le bénéfice. Cependant, lorsqu'une opération prévue faisant l'objet d'une couverture est ensuite constatée comme un actif non financier, les montants comptabilisés dans les autres éléments du résultat étendu sont reclassés et sont inclus dans la valeur comptable initiale de l'actif.

Dans la couverture d'un placement net dans des établissements étrangers autonomes, la tranche des gains ou pertes sur l'élément de couverture qui est réputée être une couverture efficace est comptabilisée dans les autres éléments du résultat étendu alors que la tranche inefficace est comptabilisée dans les résultats. Les montants constatés dans les autres éléments du résultat étendu sont comptabilisés dans les résultats au cours de la période pendant laquelle les gains ou pertes de change correspondants découlant de la conversion de l'établissement étranger autonome sont constatés dans les résultats.

Incidence de l'adoption des chapitres 1530, 3855 et 3865

La Société évalue actuellement l'incidence de ces recommandations sur ses états financiers consolidés, laquelle pourrait être importante.

VARIABILITÉ DES ENTITÉS À DÉTENTEURS DE DROITS VARIABLES

En septembre 2006, le Comité sur les problèmes nouveaux (« CPN ») a publié le CPN-163, « Détermination de la variabilité à prendre en compte lors de l'application de la NOC-15 » (« CPN-163 »). Ce CPN fournit des éclaircissements additionnels sur la manière d'analyser et de consolider les EDDV. Le CPN-163 entre en vigueur le 1er février 2007. Son adoption n'aura pas d'incidence importante sur les états financiers consolidés de la Société.

V. CONTRÔLES ET PROCÉDURES

Conformément au *Règlement 52-109* des Autorités canadiennes en valeurs mobilières (le « *Règlement 52-109* »), la Société a déposé des attestations signées par le chef de la direction et le chef de la direction financière qui, entre autres, rendent compte sur la conception et l'efficacité des contrôles et procédures de communication de l'information et sur la conception des contrôles internes à l'égard de l'information financière. La mise en application du *Règlement 52-109* représente un processus constant d'amélioration, qui a incité la Société à s'assurer que tous les contrôles et processus pertinents ont été officialisés.

Contrôles et procédures de communication de l'information

Le chef de la direction et le chef de la direction financière ont conçu ou fait concevoir sous leur supervision les contrôles et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à la Société leur a été communiquée et a été communiquée adéquatement dans les documents annuels visés par les règlements d'information continue.

Au 31 janvier 2007, une évaluation de l'efficacité des contrôles et procédures de communication de l'information, au sens du *Règlement 52-109*, a été effectuée sous la supervision du chef de la direction et du chef de la direction financière. À la lumière de cette évaluation, le chef de la direction et le chef de la direction financière ont conclu à l'efficacité de la conception et du fonctionnement de ces contrôles et procédures. Cette évaluation a tenu compte de la politique de communication de l'information de la Société, un processus d'attestation en cascade, et du fonctionnement de son comité de communication de l'information.

Contrôles internes à l'égard de l'information financière

Le chef de la direction et le chef de la direction financière ont aussi conçu ou fait concevoir sous leur supervision des contrôles internes à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière de la Société est fiable et que les états financiers ont été dressés, aux fins de la publication de l'information financière, conformément aux PCGR.

Au 31 janvier 2007, une évaluation, au sens du *Règlement 52-109*, a été effectuée sous la supervision du chef de la direction et du chef de la direction financière, de la conception des contrôles internes de la Société à l'égard de l'information financière. À la lumière de cette évaluation, le chef de la direction et le chef de la direction financière ont conclu que les contrôles internes à l'égard de l'information financière sont conçus pour fournir une assurance raisonnable que l'information financière de la Société est fiable et que les états financiers consolidés de la Société ont été dressés conformément aux PCGR.

Un système de contrôle, qu'il soit ou non bien conçu ou bien exploité, peut fournir une assurance raisonnable, mais pas une certitude absolue, que ses objectifs sont atteints.

Modifications des contrôles internes à l'égard de l'information financière

Il n'y a eu aucune modification du contrôle interne de la Société à l'égard de l'information financière survenue pendant le quatrième trimestre de l'exercice 2007 qui a eu ou dont on peut raisonnablement penser qu'elle aura une incidence importante sur le contrôle interne de la Société à l'égard de l'information financière.

VI. RISQUES ET INCERTITUDES

PRATIQUES DE GESTION DES RISQUES

En matière de gestion des risques, la Société a pour pratique d'inclure les activités s'y rapportant dans les fonctions de gestion de la direction. La gestion des risques fait donc partie intégrante de la manière dont la Société planifie et applique ses stratégies d'affaires. La direction de chaque secteur gère ses risques conformément à la structure organisationnelle et à la structure de responsabilité globale de la Société. La Société a élaboré et applique des pratiques d'évaluation, de réduction et de gestion des risques afin de diminuer la nature et la portée de ses risques d'exploitation, financiers, techniques, de marché et juridiques.

Aéronautique

La gestion des risques de Aéronautique débute avant le lancement d'un programme. Elle comprend l'élaboration d'un plan détaillé à l'appui de la décision de lancement du programme et se poursuit à toutes les étapes du cycle du produit. La stratégie de gestion des risques de Aéronautique comprend un processus de gouvernance pour évaluer le risque d'écart par rapport aux objectifs établis en matière de revenus, de coûts, d'échéancier et d'objectifs techniques établis à l'intérieur d'un plan détaillé dans le but de concevoir des plans de réduction de risques particuliers. Ces pratiques comportent un processus d'évaluation des contrats de vente pour s'assurer de leur conformité à la politique interne. La gestion des risques de coût d'un produit repose sur l'établissement de relations à long terme avec les fournisseurs clés ainsi que sur des processus d'évaluation des fournisseurs et de soumissions concurrentielles. Au nombre des autres pratiques de gestion des risques de coût figurent la couverture du risque de change, la souscription d'assurance et la conclusion de conventions collectives avec une partie importante de la main-d'œuvre. Les risques techniques sont réduits par le suivi rigoureux des exigences réglementaires des divers organismes ainsi que par un contrôle serré de la qualité au cours du cycle de production. L'Organisation internationale de normalisation (« ISO ») a établi la norme ISO 9001. La Society of Automotive Engineers (« SAE ») se sert de la norme ISO 9001 comme base pour établir la norme AS 9100 afin de normaliser les exigences liées aux systèmes de gestion de la qualité inhérents à l'industrie aéronautique. Aéronautique détient cinq certificats ISO 9001/AS 9100 dans 19 sites au Canada, aux États-Unis et en Europe. Ces sites comprennent des installations pour toutes les étapes du cycle de la durée de vie du produit, y compris des centres administratifs, de conception, de fabrication, de mise à l'essai, de formation, de distribution de pièces de rechange et de service. L'application de ces normes permet à Aéronautique d'améliorer la qualité du produit et de réduire les coûts au moyen de la standardisation des processus et procédés de qualité.

Transport

La stratégie de gestion des risques de Transport couvre l'ensemble des activités du secteur et comprend des processus définis pour les étapes de l'approbation des soumissions, du démarrage des projets, de la conception, de la réalisation et du soutien sur le terrain.

Le processus d'approbation des soumissions est géré par les membres de la haute direction qui passent en revue les soumissions pour s'assurer qu'elles respectent les politiques et lignes directrices internes sur les plans des conditions contractuelles et commerciales, de la rentabilité, de la disponibilité des ressources d'ingénierie et de fabrication, de la stratégie de produit, du calendrier de livraisons et de l'approvisionnement avant qu'elles soient déposées.

Les étapes de l'approbation des soumissions, du démarrage des projets et de la conception comportent aussi une évaluation des risques techniques, un examen des aspects juridiques des contrats, l'établissement de relations à long terme avec les fournisseurs clés, en plus d'une évaluation des fournisseurs et des coûts.

Au cours des étapes de la réalisation et du soutien sur le terrain, Transport effectue le contrôle des échéances, la révision régulière des prévisions, la gestion de l'amélioration des projets ainsi qu'une gestion proactive des risques et des occasions. L'objectif principal de la gestion des risques et des occasions est de :

- prévoir les événements futurs qui pourraient menacer ou avantager un projet; et
- déterminer et quantifier les risques et occasions possibles de sorte que Transport puisse :
  - prendre des mesures qui réduiront la probabilité qu'un risque se matérialise ou amoindrir l'incidence d'un risque, s'il venait à se produire; et
  - accroître la probabilité qu'une occasion se produise ou augmenter les avantages d'une occasion, si elle venait à se produire.

La réduction des risques est gérée en structurant des arrangements prévoyant des flux de trésorerie positifs sous forme d'avances de clients, de couverture de change, d'assurance, de cautionnements de tiers et d'autres mesures de réduction des risques, dont la conclusion de conventions collectives avec une partie importante de la main-d'œuvre.

En outre, la Société effectue des vérifications internes portant sur l'évaluation du projet tant du point de vue de la gestion de projets que du point de vue de la rentabilité. Ces vérifications portent sur tous les projets clés pour ce qui est de la taille, mais aussi sur les projets plus petits considérés plus risqués. Ce processus de vérification interne est lié au processus de vérification externe et accroît le degré de transparence à tous les échelons.

CONTEXTE EN MATIÈRE DE RISQUES

La Société œuvre dans des secteurs industriels qui comportent des facteurs de risque et des incertitudes variés, dont le risque lié à la conjoncture économique, le risque lié au contexte commercial, le risque d'exploitation, le risque financier et le risque de marché. Les risques et les incertitudes décrits ci-après sont ceux qui pourraient avoir une incidence importante sur les activités, la situation financière et les résultats d'exploitation de la Société, mais ne sont pas forcément les seuls auxquels cette dernière fait face. D'autres risques et incertitudes dont la Société n'a pas connaissance à l'heure actuelle, ou qu'elle estime négligeables pour le moment, peuvent également nuire à ses activités.

RISQUE LIÉ À LA CONJONCTURE ÉCONOMIQUE

Des conditions économiques défavorables, comme un ralentissement macroéconomique dans d'importants marchés ou une hausse des prix des produits de base, peuvent entraîner une baisse des nouvelles commandes, ce qui pourrait nuire aux affaires de la Société. De plus, la réduction d'activités de production du fait de conditions économiques défavorables pourrait faire en sorte que la Société subisse des coûts importants liés à des mises à pied temporaires ou à des départs d'employés.

RISQUE LIÉ AU CONTEXTE COMMERCIAL

La Société fait face à certains facteurs de risques externes, notamment la situation financière de l'industrie du transport aérien et des principaux exploitants ferroviaires, les politiques gouvernementales relatives aux restrictions à l'importation et à l'exportation, la modification des priorités gouvernementales et les réductions possibles des dépenses de certains organismes gouvernementaux, l'aide gouvernementale aux exportations, les politiques du commerce international, la concurrence d'autres entreprises, ainsi que des clauses de portée des conventions collectives de pilotes qui viendraient réduire l'utilisation d'avions à réaction de plus petite taille par les grandes sociétés aériennes ou par leurs affiliés régionaux. De plus, les actes de terrorisme, les risques pour la santé dans le monde et l'instabilité politique, le déclenchement d'une guerre ou la poursuite des hostilités dans certaines régions du monde peuvent entraîner une diminution des commandes, leur report ou l'annulation d'une partie du carnet de commandes pour certains produits de la Société.

Contexte de l'industrie du transport aérien

La rentabilité et la viabilité de l'industrie du transport aérien influent sur la demande d'avions commerciaux de Aéronautique. La pression continue sur les coûts au sein de l'industrie du transport aérien exerce une tension sur les prix des produits de Aéronautique. Aéronautique doit relever le défi de trouver des moyens de réduire les coûts et d'améliorer la productivité pour maintenir une position favorable sur le marché à des marges acceptables. Plusieurs clients de Aéronautique sont des sociétés aériennes commerciales américaines qui poursuivent leur exploitation sous la protection du chapitre 11. La perte d'une grande société aérienne comme client ou la résiliation d'un contrat pourrait réduire considérablement les revenus de la Société.

RISQUE D'EXPLOITATION

Les activités menées par la Société sont assujetties à des risques d'exploitation, notamment les partenaires commerciaux, le développement de nouveaux produits et services, les risques réglementaires et juridiques, la garantie de rendement des produits, la dépendance à l'égard de certains clients, fournisseurs et employés clés, les risques de problèmes dans la gestion de l'approvisionnement, la production et l'exécution de projets, ainsi que l'intégration réussie des nouvelles acquisitions, la fiabilité des systèmes informatiques et des politiques environnementales, lesquels peuvent tous influer sur la capacité de la Société de respecter ses engagements. En outre, les grands projets complexes pour des clients sont courants dans le cadre des activités de la Société, y compris les contrats à prix fixe.

Partenaires commerciaux

Pour certains projets exécutés dans le cadre de consortiums ou de partenariats dans Transport, tous les partenaires sont conjointement et solidairement responsables face au client. Le succès de ces partenariats est tributaire de l'exécution satisfaisante de la Société et de ses partenaires d'affaires. Bien qu'en règle générale, les partenaires contractent, dans ces cas, des indemnisations réciproques, souvent totalement ou partiellement garanties, le manquement des partenaires d'affaires à remplir leurs obligations contractuelles pourrait assujettir la Société à d'autres obligations financières et obligations d'exécution qui pourraient provoquer une hausse de coûts et entraîner des délais imprévus. En outre, dans le secteur d'activité des systèmes de transport, la perte de nouvelles commandes potentielles peut se traduire par le retrait d'un partenaire d'un consortium au cours de la période de soumission.

Développement de nouveaux produits et services

Les principaux marchés dans lesquels la Société mène ses activités subissent des changements en raison de l'apparition de nouvelles technologies. Afin de répondre aux besoins de ses clients dans le cadre de ces activités, la Société doit constamment concevoir de nouveaux produits et services et mettre à niveau les produits et services existants, en plus d'investir pour développer de nouvelles technologies, qui peuvent nécessiter d'importants investissements. Le lancement de nouveaux produits exige un engagement considérable au titre de la recherche et du développement, qui n'est pas toujours couronné de succès.

Les ventes de la Société peuvent être touchées si elle investit dans des produits qui ne remportent pas la faveur du marché, si la demande ou la préférence de la clientèle change, si les produits ne sont pas approuvés par les organismes de réglementation ou encore si les produits ne sont pas mis en marché en temps voulu ou deviennent désuets. La Société est assujettie à une certification ou à des exigences d'approbation strictes, qui pourraient différer d'un pays à l'autre et retarder la certification des produits de la Société. La non-conformité aux exigences réglementaires, comme celles imposées actuellement ou dans l'avenir par TC, la FAA, l'AESA, et les organismes de réglementation de transport sur rail nationaux et internationaux (TSI) ou d'autres organismes de réglementation, pourraient immobiliser des produits de la Société, ce qui pourrait se révéler très néfaste pour les activités, la situation financière et les résultats d'exploitation de la Société.

Pertes découlant de garanties et de sinistres

Les produits fabriqués par la Société sont très complexes et hautement techniques et peuvent comporter des défectuosités difficiles à détecter ou à corriger. Les défectuosités des produits de la Société peuvent être décelées par le client après leur livraison. Dans de tels cas, la Société peut ne pas être en mesure de les corriger en temps opportun, voire même de les corriger. L'occurrence de défectuosités et de défaillances dans les produits de la Société peut donner lieu à des réclamations en vertu de garanties et à la perte de clientèle. La correction de telles défectuosités peut nécessiter d'importants investissements. Toute réclamation, défaillance ou défectuosité pourrait avoir une incidence néfaste sur les activités, la situation financière ou les résultats d'exploitation de la Société. De plus, en raison de la nature de ses activités, la Société peut faire l'objet de réclamations en responsabilité découlant d'accidents ou de désastres impliquant des produits de la Société ou des produits pour lesquels la Société a fourni des services, y compris des réclamations relatives à des lésions corporelles graves ou à des décès et ces accidents peuvent inclure des accidents attribuables à des facteurs climatiques (comme la neige ou le verglas) ou à une erreur de pilotage ou de conduite. La Société ne peut être certaine que ses assurances suffiront à couvrir une ou plusieurs réclamations importantes. En outre, rien ne garantit que la Société sera en mesure d'obtenir une couverture d'assurance suffisante et à un coût acceptable à l'avenir.

Risques juridiques
La Société est exposée à de nombreux risques liés aux procédures judiciaires auxquelles elle est actuellement partie ou qui pourraient être intentées dans l'avenir. Dans le cours normal de ses activités, la Société est partie à des poursuites, notamment dans des causes fondées sur des allégations de livraison de biens ou de prestations de services inadéquates, des affaires en matière de responsabilité du fait des produits, des actions invoquant des vices de produit ou des problèmes de qualité, ainsi que des actions pour violation de droits de propriété intellectuelle. Rien ne garantit que l'issue des procédures judiciaires n'aura pas d'incidence défavorable importante sur les activités, la situation financière ou les résultats d'exploitation de la Société. La Société maintient une assurance-responsabilité civile à l'égard de certains risques juridiques, offrant des couvertures que la direction juge appropriées et conformes aux pratiques sectorielles. Les litiges peuvent néanmoins occasionner des pertes excédant le plafond des couvertures d'assurance souscrites ou des pertes non assurées, lesquelles peuvent avoir des répercussions importantes sur les activités, la situation financière et les résultats d'exploitation de la Société, et les provisions pour pertes liées aux litiges pourraient ne pas se révéler suffisantes pour couvrir la perte ou la dépense en bout de ligne.

Clients clés et fournisseurs clés
Les activités de fabrication de la Société dépendent d'un nombre limité de clients. Au 31 janvier 2007, trois clients représentaient 11 % du carnet de commandes de Aéronautique, alors que dans Transport, trois clients représentaient 45 % du carnet de commandes. La Société pense qu'elle continuera de dépendre d'un nombre limité de clients, de sorte que la perte de l'un de ces clients pourrait entraîner un recul des ventes ou de la part de marché. Étant donné que la majorité des clients de Transport sont du secteur public ou mènent leurs activités en vertu d'un contrat public, les nouvelles commandes de Transport reposent sur les budgets et les politiques en matière de dépenses du secteur public. Se reporter également à la section sur l'aide gouvernementale ci-après pour en savoir davantage.

Les activités de fabrication de la Société dépendent d'un nombre limité de fournisseurs clés pour la livraison de matériaux, la prestation de services et la livraison d'importants composants d'avion, dont l'aluminium et le titane, des moteurs, des ailes, des nacelles et des fuselages pour Aéronautique, et des freins pour Transport. L'incapacité d'un ou de plusieurs des fournisseurs clés de respecter les spécifications de rendement, les normes de qualité et le calendrier de livraisons pourrait avoir une incidence néfaste sur la capacité de la Société d'honorer ses engagements envers ses clients. L'incapacité d'un ou de plusieurs des fournisseurs clés d'honorer leurs obligations contractuelles envers la Société pourrait avoir des répercussions négatives considérables sur les activités, la situation financière et les résultats d'exploitation de la Société. Certains de ces fournisseurs participent au développement de produits, comme des plateformes d'avion et de matériel roulant, et à la livraison ultérieure de matériaux et d'importants composants et détiennent une partie de la propriété intellectuelle à l'égard des composants clés qu'ils développent. Par conséquent, la Société conclut des contrats à long terme avec ces fournisseurs clés. Même si d'autres fournisseurs existent généralement pour l'approvisionnement en matériaux et en composants majeurs, le remplacement de certains fournisseurs clés pourrait être coûteux et prendre beaucoup de temps.

Engagements à modalités fixes
La Société a toujours offert et continuera d'offrir une partie considérable de ses produits en vertu de contrats à prix fixe plutôt qu'en vertu de contrats dont le paiement est déterminé en fonction uniquement du temps et des matériaux. En général, la Société ne peut résilier unilatéralement ces contrats. Bien que la Société utilise souvent des outils et des méthodes et jouisse de son expérience pour atténuer les risques liés aux estimations, à la planification et à la réalisation de tels projets, elle fait face, dans la plupart des cas, à des risques liés à ces projets, notamment des problèmes technologiques imprévus, des difficultés avec ses partenaires et sous-traitants et des difficultés logistiques qui pourraient entraîner des dépassements de coûts et des pénalités pour livraison tardive.

Ressources humaines (y compris les conventions collectives)
Le risque en matière de ressources humaines est que la Société ne soit pas en mesure de recruter, garder et stimuler des employés hautement compétents pour voir à la bonne conduite de ses activités, notamment les activités de recherche et de développement qui sont essentielles au succès de la Société. L'impossibilité de recruter et de garder les employés hautement compétents pourrait avoir une incidence néfaste sur les activités, la situation financière et les résultats d'exploitation de la Société.

De plus, la Société a conclu plusieurs conventions collectives avec les employés de ses différents secteurs d'activité qui viennent à échéance à différentes dates. Si la Société n'est pas en mesure de renouveler ces conventions collectives lorsque celles-ci doivent être renégociées, de temps à autre, cela pourrait donner lieu à des arrêts ou conflits de travail et nuire considérablement aux activités, à la situation financière et aux résultats d'exploitation de la Société.

Risque environnemental
La Société est soumise, dans chaque administration où elle exerce ses activités, à des lois et règlements sur l'environnement régissant notamment le rendement ou le contenu d'un produit,

la pollution de l'air et de l'eau, l'utilisation, l'enlèvement, l'entreposage, le transport, l'étiquetage et les émissions de substances dangereuses, les risques pour la santé humaine découlant de l'exposition à des matières dangereuses ou toxiques et la décontamination du sol et des eaux souterraines contaminés sur et sous les propriétés de la Société (que la contamination ait été causée ou non par la Société) ou sur ou sous d'autres propriétés provoquées par ses activités actuelles ou passées. Les risques environnementaux tiennent au fait que les exigences réglementaires ou leur application pourraient devenir de plus en plus rigoureuses à l'avenir et que la Société pourrait devoir engager des coûts supplémentaires pour s'y conformer. En outre, la Société peut avoir des responsabilités contractuelles ou autres à l'égard de questions environnementales liées aux entreprises, produits ou propriétés que la Société a fermés, vendus ou autrement cédés, ou que la Société fermera, vendra ou cédera. Rien ne garantit que les restrictions imposées par les lois environnementales actuelles ou futures, les coûts liés à la conformité à celles-ci, les responsabilités à l'égard de toute incapacité de les respecter, les obligations de procéder à des enquêtes environnementales ou une remise en état des lieux ou d'autres problèmes environnementaux, n'auront pas d'incidence défavorable importante sur les activités, la situation financière et les résultats d'exploitation de la Société.

RISQUE DE FINANCEMENT

Aide gouvernementale

De temps à autre, la Société ou ses clients reçoivent différentes formes d'aide gouvernementale dont le montant relève de la politique des gouvernements et dépend des budgets et d'autres événements politiques et économiques. La Société ne peut pas prévoir si elle pourra se prévaloir d'aide gouvernementale dans l'avenir. La perte ou la réduction considérable de l'aide gouvernementale pourrait nuire à la compétitivité de la Société au chapitre des coûts et à sa part de marché. Par ailleurs, toute aide gouvernementale future reçue par des concurrents de la Société peut influer négativement sur la compétitivité, le développement de produits, les ventes et la part de marché de la Société.

Financement en faveur de certains clients

La Société consent, de temps à autre, du financement d'avions régionaux aux clients. La Société offre également un financement provisoire, qui inclut des prêts consentis aux clients et le crédit-bail d'avions aux clients. La Société court le risque que certains clients, principalement des clients d'avions régionaux, ne puissent pas être en mesure d'obtenir du financement permanent, ce qui pourrait avoir un effet néfaste important sur les activités, la situation financière et les résultats d'exploitation de la Société.

La Société peut également offrir, directement ou indirectement, des garanties de crédit ou des garanties portant sur la valeur résiduelle à des sociétés aériennes, pour fournir un soutien au financement des sociétés aériennes ou à certaines structures d'accueil créées uniquement pour i) acheter des avions régionaux de la Société et pour louer ces avions à des sociétés aériennes et ii) pour acheter des actifs financiers liés à la vente d'avions régionaux fabriqués par la Société. En vertu de ces arrangements, la Société doit faire des paiements au bénéficiaire de la garantie si le débiteur ou le locataire original omet de faire des paiements en vertu du contrat de location ou du prêt, ou encore si la valeur marchande ou la valeur de revente de l'avion est inférieure à la valeur résiduelle garantie à une date convenue, habituellement la date d'échéance des arrangements de financement et de location correspondants. Une tranche importante de ces garanties se rapporte à des débiteurs ou à des locataires d'origine qui ont une note de crédit inférieure à une note de premier ordre. La faiblesse financière récente de certaines sociétés aériennes expose également la Société à une perte en vertu de ses garanties de crédit. Des réclamations importantes en vertu de ces garanties pourraient nuire grandement aux activités, à la situation financière et aux résultats d'exploitation de la Société (se reporter à la section Engagements et éventualités pour une analyse des garanties de crédit et garanties portant sur la valeur résiduelle).

Liquidités et accès aux sources de financement

La Société doit avoir continuellement accès aux marchés financiers pour appuyer ses activités. Pour satisfaire à ses besoins financiers, la Société dépend de ses liquidités, de sa dette et de flux de trésorerie provenant de son exploitation. Toute réduction importante de la capacité de la Société d'accéder aux marchés financiers, y compris toute érosion de ses cotes de crédit, toute réduction importante de la capacité du marché mondial de cautionnements, toute fluctuation importante des taux d'intérêt, la conjoncture économique ou la perception négative sur les marchés financiers de la situation ou des perspectives financières de la Société, pourrait avoir un effet néfaste important sur les activités, la situation financière ou sur les résultats d'exploitation de la Société. Les cotes de crédit peuvent être touchées par de nombreux facteurs externes sur lesquels la Société n'a aucun contrôle et, par conséquent, rien ne garantit que les cotes de crédit de la Société ne seront pas réduites à l'avenir.

Clauses restrictives de conventions d'emprunt

Les conventions régissant certains emprunts et la nouvelle facilité de lettres de crédit de la Société contiennent des clauses restrictives qui, entre autres, interdisent à la Société:

- de contracter une dette additionnelle et de fournir des garanties;
- de rembourser la dette subordonnée;
- de créer ou de permettre certains privilèges;
- d'employer le produit de la vente des actifs et des actions de filiales;
- de verser des dividendes et d'effectuer certains autres paiements assortis de restrictions;
- de créer ou de permettre des restrictions à la capacité de ses filiales de verser des dividendes ou d'effectuer d'autres paiements;
- de participer à certaines opérations avec des sociétés affiliées; et
- d'entreprendre certains regroupements, fusions ou cessions de la totalité ou de la quasi-totalité de ses actifs.

Ces clauses restrictives pourraient nuire à la capacité de financement des activités futures de la Société ou à ses besoins de capitaux, ou pourraient l'empêcher de s'engager dans d'autres activités commerciales qui pourraient lui être bénéfiques.

En outre, la Société est assujettie à diverses clauses restrictives financières en vertu de sa nouvelle facilité de lettres de crédit, y compris l'exigence de maintenir (au sens des conventions connexes):

- un ratio minimum du BAIIA sur les charges fixes de 3,5 pour 1 à la fin de chaque trimestre;
- un ratio maximum de la dette brute rajustée sur la structure du capital de 70 % à la fin de chaque trimestre jusqu'au 30 avril 2008, et de 65 % par la suite; et
- un ratio maximum de la dette nette rajustée sur le BAIIA de 2,5 pour 1 aux 31 janvier 2007, 31 janvier 2008 et 31 juillet 2008; de 3,75 pour 1 aux 30 avril 2007, 31 juillet 2007 et 31 octobre 2007; de 2,75 pour 1 au 30 avril 2008; et de 2,0 pour 1 au 31 octobre 2008 et à la fin de chaque trimestre par la suite.

Des événements sur lesquels la Société n'a pas de contrôle peuvent nuire à sa capacité de respecter ces clauses restrictives. La violation de l'une ou l'autre de ces ententes ou l'incapacité de la Société de respecter ces clauses restrictives pourraient également entraîner un manquement en vertu de sa nouvelle facilité de lettres de crédit, ce qui permettrait aux banques de la Société d'exiger la constitution immédiate d'une garantie en espèces à l'égard de toutes les lettres de crédit en cours et autoriserait les porteurs d'obligations et d'autres prêteurs de la Société à exiger le remboursement anticipé des montants qui leur sont dus. Si le remboursement anticipé de la dette de la Société est exigé, la Société pourrait ne plus être en mesure de rembourser sa dette ou d'emprunter les fonds nécessaires au refinancement. De plus, si la Société contracte une dette additionnelle dans le futur, elle pourrait être assujettie à des clauses restrictives additionnelles, qui peuvent être davantage restrictives que celles auxquelles elle est actuellement assujettie.

RISQUES DE MARCHÉ

Les risques de marché s'entendent d'une perte éventuelle imputable à un changement néfaste des taux du marché, notamment:

Fluctuations de taux de change

Les résultats financiers de la Société sont présentés en dollars américains, et une tranche de son chiffre d'affaires et de ses coûts d'exploitation est libellée en monnaies autres que le dollar américain, en particulier en euros, en dollars canadiens et en livres sterling. Les résultats d'exploitation de la Société sont donc touchés par les fluctuations de ces devises par rapport au dollar américain. Les fluctuations à long terme importantes des valeurs relatives des devises pourraient avoir un effet néfaste sur sa rentabilité future. Bien que la politique de la Société en matière de change consiste à utiliser des instruments financiers dérivés afin de gérer ses risques de change, étant donné la volatilité des taux de change, la Société ne peut garantir qu'elle sera en mesure de gérer ces risques efficacement. La volatilité des taux de change peut entraîner des pertes, qui peuvent avoir une incidence néfaste considérable sur les activités, la situation financière et les résultats d'exploitation de la Société. Pour plus de renseignements sur les politiques de couverture de la Société, se reporter à la section Instruments financiers dérivés.

Fluctuations de taux d'intérêt

La Société est exposée aux risques de fluctuation des taux d'intérêt de la manière décrite sous la section Instruments financiers dérivés, qui peuvent nuire considérablement aux activités, à la situation financière et aux résultats d'exploitation de la Société. La Société recourt à des instruments financiers dérivés ou à une technique de gestion des actifs/passifs pour gérer l'incidence des fluctuations de taux d'intérêt, surtout à l'égard des actifs et passifs existants et des engagements financiers.

Risques de prix des produits de base

La Société est assujettie à des risques sur le prix des produits de base liés principalement aux fluctuations de prix des matériaux utilisés dans la chaîne d'approvisionnement, comme l'aluminium et le titane, qui pourraient influer de manière importante et néfaste sur les activités, la situation financière et les résultats d'exploitation de la Société. Afin de réduire ces risques, la Société s'efforce de conclure des contrats à long terme avec ses fournisseurs.

VII. TAUX DE CHANGE

La Société est exposée à des fluctuations de taux de change découlant de la conversion des revenus, des dépenses, des actifs et des passifs de ses établissements étrangers autonomes utilisant une monnaie fonctionnelle autre que le dollar américain, principalement l'euro, la livre sterling et d'autres devises d'Europe de l'Ouest, et de la conversion d'opérations libellées en devises, principalement le dollar canadien et la livre sterling.

Les taux de change de fin d'exercice utilisés pour convertir les actifs et passifs aux 31 janvier étaient comme suit pour les exercices:

	2007	2006	AUGMENTATION (DIMINUTION)
Euro	**1,2999**	1,2157	7 %
Dollar canadien	**0,8480**	0,8742	(3 %)
Livre sterling	**1,9609**	1,7814	10 %

Les taux de change moyens utilisés pour convertir les revenus et les dépenses étaient comme suit pour les exercices:

	2007	2006	AUGMENTATION
Euro	**1,2628**	1,2374	2 %
Dollar canadien	**0,8808**	0,8294	6 %
Livre sterling	**1,8581**	1,8121	3 %

VIII. PRINCIPALES DONNÉES FINANCIÈRES

Les états financiers consolidés de Bombardier Inc. ont été dressés selon les PCGR et sont exprimés en dollars américains. Les résultats d'exploitation des activités de financement de stocks, de maisons usinées au bilan et hors bilan, de financement de biens de consommation et de wagons à marchandises au bilan et hors bilan de BC ont été présentés au titre d'activités abandonnées dans les états des résultats et des flux de trésorerie consolidés, et les actifs et passifs s'y rapportant ont été présentés à titre d'Actifs détenus à des fins de vente et de Passifs liés à des actifs détenus à des fins de vente dans des postes distincts des bilans consolidés (se reporter à la note 6 – Activités abandonnées et actifs détenus à des fins de vente, afférente aux états financiers consolidés).

Le tableau suivant présente les principales données financières pour les trois derniers exercices.

(En millions de dollars américains, sauf les montants par action)	**2007**	2006	2005
Revenus	**14 816 $**	14 726 $	15 546 $
BAII découlant des activités poursuivies avant éléments spéciaux	**577**	445	236
BAII découlant des activités poursuivies	**553**	357	64
BAI découlant des activités poursuivies avant éléments spéciaux	**359**	238	12
BAI découlant des activités poursuivies	**335**	150	(160)
Bénéfice (perte) découlant des activités poursuivies	**243**	135	(122)
Bénéfice découlant des activités abandonnées, après impôts	**25**	114	37
Bénéfice net (perte nette)	**268**	249	(85)
Bénéfice (perte) par action de base et dilué(e) :			
Découlant des activités poursuivies	**0,12**	0,06	(0,08)
Bénéfice net (perte nette)	**0,14**	0,13	(0,06)
Dividendes en espèces déclarés par action ($ CAN) :			
Actions classe A (droits de vote multiples)	**–**	–	0,09
Actions classe B (droits de vote limités)	**–**	–	0,09
Actions privilégiées, série 2	**1,46**	1,12	1,00
Actions privilégiées, série 3	**1,37**	1,37	1,37
Actions privilégiées, série 4	**1,56**	1,56	1,56
Total de l'actif	**18 577**	17 482	20 130
Dette à long terme	**5 080**	4 747	5 716

Le tableau suivant présente les données relatives aux actions autorisées, émises et en circulation au 31 janvier 2007 :

	AUTORISÉES	ÉMISES ET EN CIRCULATION
Actions classe A (droits de vote multiples)[1]	1 892 000 000	317 044 051
Actions classe B (droits de vote limités)[2]	1 892 000 000	1 421 575 917
Actions privilégiées rachetables, à dividende cumulatif, série 2	12 000 000	2 597 907
Actions privilégiées rachetables, à dividende cumulatif, série 3	12 000 000	9 402 093
Actions privilégiées rachetables, à dividende cumulatif, série 4	9 400 000	9 400 000

1 Dix votes chacune, convertibles au gré du porteur en une action classe B (droits de vote limités).
2 Convertibles, au gré du porteur, en une action classe A (droits de vote multiples) sous réserve de certaines conditions (voir la note 11–Capital social, afférente aux états financiers consolidés).

Le tableau qui suit présente des données sur les régimes d'options d'achat d'actions et le régime d'unités d'actions fondé sur le rendement (« UAR ») :

Options émises et en cours en vertu des régimes d'options d'achat d'actions au 28 février 2007	44 609 150
UAR émises et en cours en vertu du régime d'UAR au 31 janvier 2007	8 040 386
Actions classe B détenues en fiducie au titre des obligations relatives aux UAR	11 847 000

Le tableau contenant les données trimestrielles est présenté à la fin du présent rapport.

Le 27 mars 2007

Des renseignements additionnels sur Bombardier, y compris la notice annuelle de la Société, peuvent être obtenus sur le site Internet de SEDAR à l'adresse www.sedar.com ou sur le site Internet de Bombardier à l'adresse www.bombardier.com.

DONNÉES TRIMESTRIELLES (NON-VÉRIFIÉES)

(en millions de dollars américains, sauf les montants par action)

POUR LES EXERCICES TERMINÉS LES 31 JANVIER	2007	2007
	TOTAL	QUATRIÈME TRIMESTRE
Revenus		
Aéronautique[1]	8 230 $	2 558 $
Transport	6 586	1 829
	14 816 $	4 387 $
Bénéfice découlant des activités poursuivies avant éléments spéciaux, revenus et dépenses de financement et impôts sur les bénéfices		
Aéronautique[1]	322 $	158 $
Transport	255	86
	577	244
Éléments spéciaux		
Transport	24	–
	24	–
Bénéfice découlant des activités poursuivies avant revenus et dépenses de financement et impôts sur les bénéfices		
Aéronautique	322	158
Transport	231	86
	553	244
Revenus de financement	(157)	(48)
Dépenses de financement	375	118
Bénéfice (perte) découlant des activités poursuivies avant impôts sur les bénéfices	335	174
Charge (recouvrement) d'impôts sur les bénéfices	92	62
Bénéfice (perte) découlant des activités poursuivies	243	112
Bénéfice (perte) découlant des activités abandonnées, après impôts	25	–
Bénéfice net (perte nette)	268 $	112 $
Bénéfice (perte) par action:		
De base et dilué(e)		
Découlant des activités poursuivies	0,12 $	0,06 $
Bénéfice net (perte nette)	0,14 $	0,06 $
Fourchettes du cours des actions classe B *(en dollars canadiens)*		
Haut	4,62 $	4,62 $
Bas	2,68 $	3,67 $

1 Historiquement, Aéronautique livre plus d'avions au quatrième trimestre qu'au cours des trois premiers trimestres de son exercice, ce qui donne lieu à des revenus et des marges plus élevés.

2007 TROISIÈME TRIMESTRE	2007 DEUXIÈME TRIMESTRE	2007 PREMIER TRIMESTRE	2006 TOTAL	2006 QUATRIÈME TRIMESTRE	2006 TROISIÈME TRIMESTRE	2006 DEUXIÈME TRIMESTRE	2006 PREMIER TRIMESTRE
1 841 $	**1 891 $**	**1 940 $**	8 087 $	2 400 $	1 789 $	1 962 $	1 936 $
1 547	**1 624**	**1 586**	6 639	1 635	1 512	1 671	1 821
3 388 $	**3 515 $**	**3 526 $**	14 726 $	4 035 $	3 301 $	3 633 $	3 757 $
43 $	**66 $**	**55 $**	266 $	107 $	31 $	76 $	52 $
62	**60**	**47**	179	53	39	43	44
105	**126**	**102**	445	160	70	119	96
–	**–**	**24**	88	37	25	34	(8)
–	**–**	**24**	88	37	25	34	(8)
43	**66**	**55**	266	107	31	76	52
62	**60**	**23**	91	16	14	9	52
105	**126**	**78**	357	123	45	85	104
(31)	**(39)**	**(39)**	(156)	(52)	(39)	(32)	(33)
81	**88**	**88**	363	98	87	91	87
55	**77**	**29**	150	77	(3)	26	50
2	**20**	**8**	15	(8)	(2)	16	9
53	**57**	**21**	135	85	(1)	10	41
21	**1**	**3**	114	1	(8)	107	14
74 $	**58 $**	**24 $**	249 $	86 $	(9) $	117 $	55 $
0,03 $	**0,03 $**	**0,01 $**	0,06 $	0,05 $	– $	– $	0,02 $
0,04 $	**0,03 $**	**0,01 $**	0,13 $	0,05 $	(0,01) $	0,06 $	0,03 $
4,14 $	**4,31 $**	**4,32 $**	3,66 $	3,13 $	3,66 $	3,39 $	3,10 $
2,98 $	**2,90 $**	**2,68 $**	2,28 $	2,34 $	2,44 $	2,41 $	2,28 $

RÉTROSPECTIVE FINANCIÈRE
BILANS CONSOLIDÉS

(en millions de dollars américains)

AUX 31 JANVIER	**2007**	2006	2005	2004	2003
Actif					
Espèces et quasi-espèces	**2 648 $**	2 917 $	2 344 $	1 214 $	662 $
Titres déposés en garantie	**1 129**	–	–	–	–
Débiteurs	**1 789**	1 684	1 513	1 730	2 056
Financement d'avions	**1 042**	1 457	1 791	1 463	2 209
Stocks	**3 961**	3 805	4 013	4 340	3 443
Immobilisations corporelles	**2 936**	3 090	3 412	3 550	3 523
Écart d'acquisition	**2 286**	2 142	2 357	2 290	2 122
Frais reportés–programme de multipropriété	**390**	270	142	–	–
Impôts sur les bénéfices reportés	**813**	653	522	401	446
Actif au titre des prestations constituées	**461**	384	353	375	173
Actifs détenus à des fins de vente	**–**	237	2 582	2 526	3 556
Autres actifs	**1 122**	843	1 101	1 388	859
	18 577 $	17 482 $	20 130 $	19 277 $	19 049 $
Passif et capitaux propres					
Emprunts à court terme	**– $**	– $	– $	– $	816 $
Créditeurs et frais courus	**6 839**	6 866	7 085	6 710	5 772
Avances et facturations progressives en excédent des coûts connexes	**2 443**	2 191	2 359	2 686	2 496
Revenus reportés–programme de multipropriété	**487**	325	163	–	–
Impôts sur les bénéfices reportés	**–**	9	41	104	122
Dette à long terme	**5 080**	4 747	5 716	5 125	5 331
Passif au titre des prestations constituées	**995**	877	897	932	753
Passifs liés aux actifs détenus à des fins de vente	**–**	42	1 571	1 270	1 966
Actions privilégiées	**347**	347	347	347	347
Capitaux propres attribuables aux porteurs d'actions ordinaires	**2 386**	2 078	1 951	2 103	1 446
	18 577 $	17 482 $	20 130 $	19 277 $	19 049 $

RÉTROSPECTIVE FINANCIÈRE

(en millions de dollars américains, sauf les montants par action, les nombres d'actions ordinaires et les actionnaires inscrits)

POUR LES EXERCICES TERMINÉS LES 31 JANVIER	2007	2006	2005	2004	2003
Revenus					
Aéronautique	**8 230 $**	8 087 $	7 980 $	8 261 $	7 271 $
Transport	**6 586**	6 639	7 566	6 940	6 006
	14 816 $	14 726 $	15 546 $	15 201 $	13 277 $
Bénéfice découlant des activités poursuivies avant éléments spéciaux, revenus et dépenses de financement et impôts sur les bénéfices					
Aéronautique	**322 $**	266 $	203 $	419 $	255 $
Transport	**255**	179	33	43	162
	577	445	236	462	417
Éléments spéciaux					
Aéronautique	**–**	–	–	(19)	837
Transport	**24**	88	172	349	–
	24	88	172	330	837
Bénéfice (perte) découlant des activités poursuivies avant revenus et dépenses de financement et impôts sur les bénéfices					
Aéronautique	**322**	266	203	438	(582)
Transport	**231**	91	(139)	(306)	162
	553	357	64	132	(420)
Revenus de financement	**(157)**	(156)	(104)	(96)	(117)
Dépenses de financement	**375**	363	328	327	345
Bénéfice (perte) découlant des activités poursuivies avant impôts sur les bénéfices	**335**	150	(160)	(99)	(648)
Charge (recouvrement) d'impôts sur les bénéfices	**92**	15	(38)	121	(159)
Bénéfice (perte) découlant des activités poursuivies	**243**	135	(122)	(220)	(489)
Bénéfice découlant des activités abandonnées, après impôts	**25**	114	37	135	96
Bénéfice net (perte nette)	**268 $**	249 $	(85) $	(85) $	(393) $
Bénéfice (perte) par action :					
De base et dilué(e)					
Découlant des activités poursuivies	**0,12 $**	0,06 $	(0,08) $	(0,15) $	(0,37) $
Bénéfice net (perte nette)	**0,14 $**	0,13 $	(0,06) $	(0,07) $	(0,30) $
Information générale sur les activités poursuivies					
Revenus à l'exportation provenant du Canada	**5 715 $**	5 271 $	5 430 $	5 851 $	4 764 $
Acquisitions d'immobilisations corporelles	**344 $**	329 $	305 $	300 $	461 $
Amortissement	**518 $**	545 $	549 $	560 $	512 $
Dividende par action ordinaire *(en dollars canadiens)*					
Classe A	**– $**	– $	0,09 $	0,09 $	0,18 $
Classe B	**– $**	– $	0,09 $	0,09 $	0,18 $
Dividende par action privilégiée *(en dollars canadiens)*					
Série 2	**1,46 $**	1,12 $	1,00 $	1,17 $	1,19 $
Série 3	**1,37 $**	1,37 $	1,37 $	1,37 $	0,68 $
Série 4	**1,56 $**	1,56 $	1,56 $	1,56 $	1,40 $
Nombre d'actions ordinaires *(en millions)*	**1 739**	1 745	1 750	1 750	1 378
Valeur comptable par action ordinaire *(en dollars américains)*	**1,37 $**	1,19 $	1,11 $	1,20 $	1,05 $
Actionnaires inscrits	**13 539**	13 600	13 008	12 371	11 579
Fourchettes du cours de l'action					
(en dollars canadiens)					
Classe A					
Haut	**4,61 $**	3,69 $	7,11 $	6,32 $	15,67 $
Bas	**2,69 $**	2,34 $	2,01 $	2,95 $	3,19 $
Clôture	**4,48 $**	3,02 $	2,80 $	5,96 $	5,34 $
Classe B					
Haut	**4,62 $**	3,66 $	7,13 $	6,28 $	15,67 $
Bas	**2,68 $**	2,28 $	1,87 $	2,56 $	3,13 $
Clôture	**4,45 $**	2,98 $	2,62 $	5,99 $	5,12 $

RESPONSABILITÉ DE LA DIRECTION À L'ÉGARD DE LA PRÉSENTATION DE L'INFORMATION FINANCIÈRE

Les états financiers consolidés et le rapport de gestion de Bombardier Inc., ainsi que toute l'information contenue dans le présent rapport annuel, sont la responsabilité de la direction et ont été examinés et approuvés par le conseil d'administration.

Les états financiers consolidés ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Le rapport de gestion a été préparé conformément aux exigences des Autorités en valeurs mobilières. Les états financiers et le rapport de gestion renferment certains montants fondés sur les meilleures estimations et des jugements à l'égard de l'incidence prévue des événements et opérations actuels. La direction a établi ces montants de manière raisonnable, afin d'assurer que les états financiers et le rapport de gestion sont présentés fidèlement, à tous égards importants. L'information financière présentée ailleurs dans le rapport annuel est concordante avec les états financiers consolidés.

Le chef de la direction et le chef de la direction financière de Bombardier Inc. ont établi des contrôles et des procédures de communication de l'information, ou ont supervisé leur établissement, pour donner une assurance raisonnable que l'information importante liée à la Société leur a été communiquée et a été communiquée adéquatement dans les états financiers consolidés et le rapport de gestion. Le chef de la direction et le chef de la direction financière de Bombardier Inc. ont aussi évalué l'efficacité de ces contrôles et procédures de communication de l'information à la fin de l'exercice 2007. En date de la fin de l'exercice, la direction est d'avis que les contrôles et procédures de communication de l'information donnent une assurance raisonnable que l'information importante liée à la Société a été communiquée dans les états financiers consolidés et le rapport de gestion. Le chef de la direction et le chef de la direction financière de Bombardier Inc. ont aussi conçu ou fait concevoir sous leur supervision des contrôles internes à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière de la Société est fiable et que les états financiers ont été dressés, aux fins de la publication de l'information financière, conformément aux PCGR. Conformément au *Règlement 52-109*, le chef de la direction et le chef de la direction financière de Bombardier Inc. ont fourni aux Autorités canadiennes en valeurs mobilières une attestation à l'égard des documents d'information annuels de Bombardier Inc., y compris les états financiers consolidés et le rapport de gestion.

Le conseil d'administration est chargé de s'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information financière et il est l'ultime responsable de l'examen et de l'approbation des états financiers consolidés et du rapport de gestion. Le Conseil s'acquitte de cette responsabilité principalement par l'entremise de son comité de vérification.

Le comité de vérification est nommé par le Conseil, et tous ses membres sont des administrateurs indépendants possédant des compétences financières. Le comité rencontre périodiquement la direction, ainsi que les vérificateurs internes et externes, afin d'examiner les états financiers consolidés, le rapport des vérificateurs externes et le rapport de gestion, de discuter de questions de vérification et de questions de présentation de l'information financière, de discuter de contrôles internes à l'égard de l'information financière, et de s'assurer que chaque partie s'acquitte correctement de ses responsabilités. En outre, le comité de vérification est chargé d'examiner la pertinence des conventions comptables ainsi que les estimations et jugements importants qui sous-tendent les états financiers consolidés dressés par la direction, et d'examiner les honoraires versés aux vérificateurs externes et de faire des recommandations au Conseil à leur égard. Le comité fait part de ses constatations au Conseil pour qu'il en soit tenu compte lorsque ce dernier approuve la publication des états financiers consolidés et du rapport de gestion à l'intention des actionnaires.

Les états financiers consolidés ont été vérifiés, au nom des actionnaires, par les vérificateurs externes, Ernst & Young s.r.l./S.E.N.C.R.L., conformément aux normes de vérification généralement reconnues du Canada. Les vérificateurs externes ont librement et pleinement accès au comité de vérification afin de discuter de leur vérification et des questions connexes.

Laurent Beaudoin, FCA
Président du conseil
d'administration et
chef de la direction

Pierre Alary, CA
Vice-président principal et
chef de la direction financière

Le 27 mars 2007

RAPPORT DES VÉRIFICATEURS

Aux actionnaires de Bombardier inc.

Nous avons vérifié les bilans consolidés de Bombardier Inc. aux 31 janvier 2007 et 2006 et les états consolidés des résultats, des capitaux propres et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 janvier 2007 et 2006 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

Ernst & Young s.r.l./S.E.N.C.R.L.

Ernst & Young s.r.l./S.E.N.C.R.L.
Comptables agréés

Montréal, Canada
Le 20 mars 2007

BILANS CONSOLIDÉS

(en millions de dollars américains)

AUX 31 JANVIER	NOTES	2007	2006
Actif			
Espèces et quasi-espèces		2 648 $	2 917 $
Titres déposés en garantie	8	1 129	–
Débiteurs	1	1 789	1 684
Financement d'avions	2	1 042	1 457
Stocks	3	3 961	3 805
Immobilisations corporelles	4	2 936	3 090
Écart d'acquisition	5	2 286	2 142
Frais reportés – programme de multipropriété		390	270
Impôts sur les bénéfices reportés	16	813	653
Actif au titre des prestations constituées	20	461	384
Actifs détenus à des fins de vente	6	–	237
Autres actifs	7	1 122	843
		18 577 $	17 482 $
Passif			
Créditeurs et frais courus	9	6 839 $	6 866 $
Avances et facturations progressives en excédent des coûts connexes	3	2 443	2 191
Revenus reportés – programme de multipropriété		487	325
Impôts sur les bénéfices reportés	16	–	9
Dette à long terme	10	5 080	4 747
Passif au titre des prestations constituées	20	995	877
Passifs liés aux actifs détenus à des fins de vente	6	–	42
		15 844	15 057
Capitaux propres		2 733	2 425
		18 577 $	17 482 $
Engagements et éventualités	21		

Le sommaire des principales conventions comptables et les notes font partie intégrante de ces états financiers consolidés et apportent des précisions sur la présentation des états financiers.

Au nom du conseil d'administration,

Laurent Beaudoin
Administrateur

L. Denis Desautels
Administrateur

ÉTATS DES CAPITAUX PROPRES CONSOLIDÉS

(en millions de dollars américains)

POUR LES EXERCICES TERMINÉS LES 31 JANVIER		2007		2006	
	NOTES	NOMBRE (EN MILLIERS)	MONTANT	NOMBRE (EN MILLIERS)	MONTANT
CAPITAL SOCIAL	11				
Actions privilégiées					
Série 2		2 598	51 $	2 598	51 $
Série 3		9 402	148	9 402	148
Série 4		9 400	148	9 400	148
		21 400	347	21 400	347
Actions ordinaires					
Actions classe A (droits de vote multiples)					
Solde au début de l'exercice		319 260	29	342 000	31
Conversion en actions classe B		(2 216)	–	(22 740)	(2)
Solde à la fin de l'exercice		317 044	29	319 260	29
Actions classe B (droits de vote limités)					
Solde au début de l'exercice		1 431 207	1 413	1 408 467	1 411
Conversion d'actions classe A		2 216	–	22 740	2
		1 433 423	1 413	1 431 207	1 413
Achat et détention en mains tierces en vertu du régime d'unités d'actions fondé sur le rendement	11	(11 847)	(34)	(5 434)	(14)
Solde à la fin de l'exercice		1 421 576	1 379	1 425 773	1 399
Solde à la fin de l'exercice–actions ordinaires		1 738 620	1 408	1 745 033	1 428
Total–capital social			1 755		1 775
SURPLUS D'APPORT					
Solde au début de l'exercice			20		13
Rémunération à base d'actions	12		15		7
Solde à la fin de l'exercice			35		20
BÉNÉFICES NON RÉPARTIS					
Solde au début de l'exercice			525		301
Bénéfice net			268		249
Dividendes :					
Actions privilégiées			(28)		(25)
Solde à la fin de l'exercice			765		525
ÉCART DE CONVERSION	13		178		105
Total–capitaux propres			2 733 $		2 425 $

Le sommaire des principales conventions comptables et les notes font partie intégrante de ces états financiers consolidés et apportent des précisions sur la présentation des états financiers.

ÉTATS DES RÉSULTATS CONSOLIDÉS

(en millions de dollars américains, sauf les montants par action)

POUR LES EXERCICES TERMINÉS LES 31 JANVIER	NOTES	2007	2006
Revenus			
Fabrication		10 446 $	10 708 $
Services		2 697	2 537
Autres		1 673	1 481
		14 816	14 726
Coût des ventes		12 685	12 719
Frais de vente et d'administration		863	842
Recherche et développement		173	175
Amortissement		518	545
Éléments spéciaux	14	24	88
		14 263	14 369
Bénéfice découlant des activités poursuivies avant ce qui suit:		553	357
Revenus de financement	15	(157)	(156)
Dépenses de financement	15	375	363
Bénéfice découlant des activités poursuivies avant impôts sur les bénéfices		335	150
Impôts sur les bénéfices	16	92	15
Bénéfice découlant des activités poursuivies		243	135
Bénéfice découlant des activités abandonnées, après impôts	6	25	114
Bénéfice net		268 $	249 $
Bénéfice par action:	17		
De base et dilué			
Découlant des activités poursuivies		0,12 $	0,06 $
Bénéfice net		0,14 $	0,13 $

Le sommaire des principales conventions comptables et les notes font partie intégrante de ces états financiers consolidés et apportent des précisions sur la présentation des états financiers.

ÉTATS DES FLUX DE TRÉSORERIE CONSOLIDÉS

(en millions de dollars américains)

POUR LES EXERCICES TERMINÉS LES 31 JANVIER	NOTES	2007	2006
Activités d'exploitation			
Bénéfice découlant des activités poursuivies		**243 $**	135 $
Éléments hors caisse:			
Amortissement		**518**	545
Impôts sur les bénéfices reportés	16	**(87)**	(138)
Perte (gain) sur cessions d'immobilisations corporelles		**(1)**	6
Rémunération à base d'actions	12	**15**	7
Éléments spéciaux	14	**24**	88
Variation nette des soldes hors caisse liés à l'exploitation	18	**179**	111
Flux de trésorerie liés aux activités d'exploitation		**891**	754
Activités d'investissement			
Acquisitions d'immobilisations corporelles		**(308)**	(329)
Cessions d'immobilisations corporelles		**27**	107
Cession d'activités abandonnées, déduction faite des espèces cédées	6	**161**	1 363
Titres déposés en garantie	8	**(1 145)**	–
Autres		**(154)**	193
Flux de trésorerie liés aux activités d'investissement		**(1 419)**	1 334
Activités de financement			
Produits d'émission de dette à long terme	10	**2 442**	8
Remboursement de dette à long terme	10	**(2 306)**	(876)
Achat d'actions ordinaires–détention en mains tierces	11	**(20)**	(14)
Dividendes versés		**(28)**	(25)
Autres		**(31)**	–
Flux de trésorerie liés aux activités de financement		**57**	(907)
Incidence des fluctuations de taux de change sur les espèces et quasi-espèces		**134**	(174)
Flux de trésorerie découlant des activités poursuivies		**(337)**	1 007
Flux de trésorerie découlant des activités abandonnées	6	**63**	(440)
Augmentation (diminution) nette des espèces et quasi-espèces		**(274)**	567
Espèces et quasi-espèces au début de l'exercice		**2 922**	2 355
Espèces et quasi-espèces à la fin de l'exercice		**2 648 $**	2 922[1] $

1 Inclut 5 millions $ d'espèces et quasi-espèces relativement aux activités abandonnées.

	2007	2006
Information supplémentaire		
Espèces payées pour:		
Intérêts	**400 $**	425 $
Impôts sur les bénéfices	**86 $**	56 $

Le sommaire des principales conventions comptables et les notes font partie intégrante de ces états financiers consolidés et apportent des précisions sur la présentation des états financiers.

SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Pour les exercices terminés les 31 janvier 2007 et 31 janvier 2006

Bombardier Inc. (la « Société ») est constituée en vertu des lois du Canada et est un fabricant de matériel de transport, y compris des avions d'affaires et des avions régionaux ainsi que du matériel et des systèmes de transport sur rail, et un prestataire de services connexes.

Mode de présentation

Les états financiers consolidés sont présentés en dollars américains et ont été dressés conformément aux principes comptables généralement reconnus du Canada (« PCGR »).

Bombardier Inc. et ses filiales exercent leurs activités dans deux secteurs distincts, le secteur aéronautique (« Aéronautique ») et le secteur transport (« Transport »), chacun se caractérisant par un cycle d'exploitation particulier; par conséquent, les bilans consolidés ne sont pas classifiés.

Principes de consolidation

Les états financiers consolidés comprennent :

- les comptes de Bombardier Inc. et de ses filiales, presque toutes détenues en propriété exclusive;
- les comptes des entités à détenteurs de droits variables (« EDDV ») lorsque la Société en est le principal bénéficiaire; et
- la quote-part de la Société des actifs, des passifs, des résultats d'exploitation et des flux de trésorerie de ses coentreprises.

Filiales – Les principales filiales de la Société, dont les revenus représentent plus de 10 % du total des revenus de chaque secteur respectif, sont les suivantes :

FILIALE	EMPLACEMENT
Bombardier Transportation (Holdings) UK Ltd.	Royaume-Uni
Learjet Inc.	États-Unis
Bombardier Transportation GmbH	Allemagne
Bombardier Transport France S.A.S.	France
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG	Allemagne

La date de fin d'exercice de la plupart des entités légales de Transport est le 31 décembre. Par conséquent, la Société consolide les activités de Transport avec le reste de ses activités avec un décalage d'un mois. Dans la mesure où des opérations ou des événements importants se produisent au cours de la période de décalage d'un mois, les états financiers de la Société sont rajustés en conséquence.

EDDV–La NOC-15, « Consolidation des entités à détenteurs de droits variables » (« NOC-15 »), exige la consolidation d'une EDDV si une partie détenant des droits de propriété, des droits contractuels ou d'autres intérêts financiers dans l'EDDV (détenteur de droits variables) assume la majorité du risque de perte lié aux activités de l'EDDV, a le droit de recevoir la majorité des rendements résiduels de l'EDDV (si aucune partie n'assume la majorité des pertes de l'EDDV), ou les deux (le principal bénéficiaire). Au moment de la consolidation, le principal bénéficiaire doit, généralement, constater initialement tous les actifs, passifs et parts des actionnaires sans contrôle de l'EDDV à la juste valeur à la date où le détenteur de droits variables devient le principal bénéficiaire. Cependant, pour les entités à détenteurs de droits variables créées avant l'adoption initiale de la NOC-15, les actifs, les passifs et les parts des actionnaires sans contrôle de ces entités doivent être initialement consolidées comme si les entités avaient été consolidées depuis le moment où la Société en est devenue le principal bénéficiaire. Voir la note 22–Entités à détenteurs de droits variables, pour plus de renseignements sur les EDDV. La Société révise sa décision à l'égard de la comptabilisation des EDDV lorsque certains événements se produisent, comme des changements dans les documents constitutifs ou les arrangements contractuels.

Utilisation d'estimations

La préparation d'états financiers conformément aux PCGR exige que la direction ait recours à des estimations et à des hypothèses, particulièrement en ce qui a trait aux contrats à long terme, à la méthode du coût moyen, aux mesures incitatives à la vente, y compris les garanties de crédit et les garanties portant sur la valeur résiduelle offertes par Aéronautique, aux hypothèses actuarielles et économiques utilisées pour établir les avantages sociaux futurs, à la durée de vie utile des actifs à long terme, au recouvrement de l'écart d'acquisition, aux entités à détenteurs de droits variables, aux garanties sur produits et aux impôts sur les bénéfices. Les meilleures estimations de la direction sont fondées sur des faits et des circonstances disponibles au moment où les estimations sont faites, sur l'expérience, sur la conjoncture économique et les tendances générales, et sur l'évaluation de la direction à l'égard de l'issue probable de ces questions. Ces estimations et hypothèses ont une incidence sur les montants de l'actif et du passif comptabilisés, sur la présentation d'information relative aux actifs et aux passifs éventuels à la date du bilan ainsi que sur les montants des revenus et des dépenses comptabilisés au cours de la période. Les résultats réels pourraient différer de ces estimations, et ces écarts pourraient être importants.

Conversion de devises

Les monnaies fonctionnelles de la Société sont principalement le dollar américain pour Aéronautique et diverses devises de l'Europe de l'Ouest ainsi que le dollar américain pour Transport.

Tous les établissements étrangers importants sont considérés comme des établissements étrangers autonomes.

Établissements étrangers autonomes–Tous les actifs et les passifs sont convertis aux taux de change en vigueur à la fin de l'exercice. Les revenus et les dépenses sont convertis aux taux de change moyens de la période. Les gains ou les pertes de change sont présentés sous Écart de conversion.

Comptes en devises–Les comptes en devises sont convertis à l'aide de la méthode temporelle. En vertu de cette méthode, les éléments monétaires du bilan sont convertis aux taux de change en vigueur à la fin de l'exercice, tandis que les éléments non monétaires sont convertis aux taux de change d'origine. Les revenus et les dépenses (autres que l'amortissement, qui est converti aux taux de change s'appliquant aux actifs correspondants) sont convertis aux taux de change moyens de la période.

Éléments de couverture désignés à titre de couverture des placements nets dans des établissements étrangers autonomes–Les gains ou les pertes de change, après impôts, liés aux éléments de couverture désignés à titre de couverture des placements nets de la Société dans des établissements étrangers autonomes sont présentés sous Écart de conversion.

Espèces et quasi-espèces

Les espèces et quasi-espèces comprennent des espèces et des placements très liquides d'institutions financières de premier ordre qui, à la date de leur acquisition, ont des échéances de trois mois ou moins.

Titres déposés en garantie

Les titres déposés en garantie sont principalement composés d'obligations (obligations de sociétés et adossées à des créances), d'effets de commerce et de certificats de dépôt détenus par un dépositaire. L'échéance moyenne pondérée du portefeuille ne doit pas excéder un an et sa cote de crédit doit être en moyenne de A ou supérieure. Les titres déposés en garantie sont comptabilisés au coût après amortissement. Ces placements servent de garantie à l'égard de la nouvelle facilité de lettres de crédit de 4,3 milliards € (5,6 milliards $) (« Nouvelle facilité de lettres de crédit ») (voir la note 8 – Nouvelle facilité de lettres de crédit).

Opérations de titrisation

La cession de prêts et de débiteurs dans le cadre d'opérations de titrisation est comptabilisée comme une vente lorsque le contrôle sur ces actifs est réputé avoir été cédé et qu'une contrepartie autre qu'un droit de bénéficiaire à l'égard des actifs cédés a été reçue. Les actifs conservés peuvent inclure des droits subordonnés, des droits de gestion et des montants de surdimensionnement, qui sont tous inclus dans Débiteurs ou Financement d'avions.

Lorsque la cession est considérée comme une vente, tous les actifs vendus sont sortis du bilan. Les actifs reçus et les passifs pris en charge, comme ceux découlant de l'amélioration du crédit des créances cédées, sont comptabilisés à la juste valeur. Le gain ou la perte est constaté au moment de la vente des actifs. La valeur comptable est répartie entre les actifs vendus et les droits conservés, d'après leur juste valeur relative à la date de cession. La Société estime généralement la juste valeur d'après la valeur actualisée des flux de trésorerie futurs prévus, selon les meilleures estimations de la direction à l'égard des pertes sur créances, des courbes de taux à terme et des taux d'actualisation en fonction des risques sous-jacents.

Les droits conservés sont comptabilisés à titre de prêts, de créances liées à des contrats de location ou de placements, conformément à leur substance. Lorsque la valeur comptable excède la juste valeur des droits conservés comptabilisés à titre de placements et que la baisse de la juste valeur est durable, les droits conservés sont dépréciés à leur juste valeur. Les autres droits conservés sont comptabilisés conformément aux conventions comptables applicables à des catégories d'actifs semblables.

Créances liées à des contrats de location

Les avions loués en vertu de conditions qui prévoient le transfert de la presque totalité des avantages et risques inhérents à la propriété aux clients sont comptabilisés à titre de contrats de location-vente et sont présentés sous Financement d'avions.

Provision pour pertes sur créances

Les prêts et les créances liées à des contrats de location sont réputés douteux lorsque la direction est d'avis qu'il existe un doute raisonnable quant au recouvrement ultime d'une partie du capital et des intérêts, habituellement lorsque les paiements dus en vertu des contrats sont en souffrance depuis 90 jours ou que les clients ont déclaré faillite.

La Société établit une provision pour pertes sur créances suffisante pour éponger les pertes. Le niveau de la provision découle de l'évaluation, par la direction, des risques associés à chacun des portefeuilles de la Société, y compris les défaillances, les pertes subies et l'expérience quant aux pertes et aux recouvrements, des facteurs spécifiques aux garanties données, y compris l'âge et le type d'avion, le risque lié au crédit de clients en particulier, les taux de manquement historiques publiés selon diverses catégories de notation du crédit, le rendement de l'industrie de l'aviation commerciale et l'incidence de la conjoncture économique actuelle et prévue.

Placements à long terme

Les placements dans des entités sur lesquelles la Société exerce une influence notable sont comptabilisés selon la méthode de comptabilisation à la valeur de consolidation et sont présentés sous Autres actifs. Les autres placements à long terme sont présentés au coût amorti, y compris les placements dans des structures de financement qui sont présentés sous Financement d'avions. Tous les autres placements sont présentés sous Autres actifs.

Lorsque la valeur comptable excède la juste valeur et que la baisse de la juste valeur est durable, les placements à long terme sont dépréciés à leur juste valeur.

Évaluation des stocks

Programmes aéronautiques – Les stocks, établis selon la méthode du coût moyen pour le lot initial d'un programme et selon la méthode du coût unitaire par la suite, sont comptabilisés au coût ou à la valeur recouvrable nette, selon le moindre des deux montants. Ils comprennent les matériaux, la main-d'œuvre directe et les coûts indirects de fabrication.

La méthode du coût moyen est une méthode de comptabilisation qui tient compte de coûts unitaires plus élevés au cours de la phase initiale d'un programme et de coûts unitaires moins élevés à la fin d'un programme (le concept de la courbe d'apprentissage). L'écart entre les coûts réels et moyens au cours de la phase initiale d'un programme est comptabilisé à titre d'excédent sur les coûts de production moyens et est inclus dans les stocks.

Dans la mesure où il est prévu que le coût des stocks dépassera leur montant recouvrable net, des charges sont imputées au Coût des ventes afin de réduire le montant des coûts capitalisés à leur valeur de réalisation nette estimative.

Contrats à long terme – Les stocks des contrats à long terme comptabilisés selon la méthode de l'avancement des travaux comprennent les matériaux, la main-d'œuvre directe, les coûts indirects de fabrication de même que les marges estimatives connexes. Les stocks des contrats de service à long terme comptabilisés au rythme de la prestation de services comprennent les matériaux, la main-d'œuvre directe et les coûts indirects de fabrication.

Produits finis – Les stocks de produits finis, qui comprennent les pièces de rechange et les avions neufs et d'occasion, sont évalués au coût ou à la valeur de réalisation nette, selon le moindre des deux montants. Le coût des produits finis comprend le coût des matériaux, le coût de la main-d'œuvre directe et les coûts indirects de fabrication connexes. Une provision pour pièces de rechange excédentaires ou dormantes est comptabilisée à la suite d'une analyse des niveaux actuels des stocks, les tendances d'utilisation historiques, les attentes en matière de ventes futures et la valeur de récupération.

Les avions neufs et d'occasion disponibles à la vente sont évalués au coût ou à la valeur de réalisation nette, selon le moindre des deux montants. La Société estime la valeur de réalisation nette en recourant à des évaluations externes et internes de la valeur des avions, y compris de l'information recueillie sur la vente d'avions semblables sur le marché secondaire.

Paiements, avances et facturations progressives – Les paiements reçus relatifs au travail réalisé à l'égard des contrats à long terme et des programmes aéronautiques sont déduits des coûts relatifs en stocks. Les avances reçues et les facturations progressives qui excèdent le coût des contrats connexes sont présentées à titre de passif.

Actifs à long terme

Les actifs à long terme se composent des actifs loués en vertu de contrats de location-exploitation, des immobilisations corporelles et des actifs incorporels à durée de vie utile limitée.

Actifs loués en vertu de contrats de location-exploitation – Les actifs loués en vertu de contrats de location- exploitation sont comptabilisés au coût. L'amortissement est constaté linéairement sur les périodes correspondant à leur durée de vie utile estimative. Les actifs loués en vertu de contrats de location-exploitation liés aux avions, principalement des avions d'occasion, sont présentés dans Financement d'avions. Tous les autres actifs loués en vertu de contrats de location-exploitation sont présentés sous Autres actifs.

Immobilisations corporelles – Les immobilisations corporelles sont comptabilisées au coût. Les contrats de location de matériel, lorsque les risques et les avantages inhérents à la propriété sont transférés à la Société, sont inclus dans les immobilisations corporelles. Dans Aéronautique, les coûts engagés une fois établie la faisabilité technique et effectué le lancement des programmes, y compris les coûts de conception, de mise au point et de mise à l'essai de prototypes, sont comptabilisés à titre d'outillage des programmes aéronautiques. L'outillage des programmes aéronautiques comprend principalement les coûts de main-d'œuvre liés à l'ingénierie et les coûts indirects de fabrication, les coûts liés aux essais et à la certification ainsi que l'outillage acheté. L'outillage des programmes aéronautiques construit par la Société comprend les intérêts débiteurs engagés en cours de construction.

L'amortissement est constaté linéairement selon les durées de vie utile estimatives suivantes :

Bâtiments	10 à 40 ans
Matériel	2 à 15 ans
Outillage des programmes aéronautiques	10 ans
Autres	3 à 20 ans

L'amortissement des actifs en construction débute lorsqu'ils sont prêts à être utilisés. L'amortissement du coût de l'outillage d'un programme aéronautique débute à la date de livraison du premier avion du programme.

Les améliorations des immobilisations corporelles existantes qui prolongent de façon importante la durée de vie utile ou améliorent l'utilité des actifs sont capitalisées, alors que les coûts d'entretien et de réparation sont portés en résultat lorsqu'ils sont engagés.

Actifs incorporels à durée de vie utile limitée–Les actifs incorporels à durée de vie utile limitée comprennent le coût des licences, des brevets et des marques de commerce acquis et sont amortis linéairement sur leur durée de vie utile estimative, qui ne dépasse pas 20 ans.

Dépréciation–Les actifs à long terme font l'objet d'un test de dépréciation lorsque certains événements ou changements de circonstances indiquent que la valeur comptable d'un actif pourrait ne pas être recouvrable. Le test de recouvrabilité est effectué à l'aide des flux de trésorerie nets futurs non actualisés qui sont directement associés à l'utilisation et à la cession éventuelle de l'actif. Le montant de la dépréciation, s'il y a lieu, représente l'écart entre la valeur comptable et la juste valeur des actifs dépréciés et est comptabilisé sous Amortissement.

Les actifs à long terme détenus à des fins de vente sont présentés au coût ou à la juste valeur, moins les frais de vente, selon le moindre des deux montants.

Écart d'acquisition

L'écart d'acquisition représente l'excédent du prix d'achat, y compris les coûts d'acquisition, sur la juste valeur des actifs nets identifiables acquis.

L'écart d'acquisition fait l'objet d'un test de dépréciation annuel, ou plus souvent si des événements ou des circonstances, comme la diminution significative des revenus, des bénéfices ou des flux de trésorerie prévus, indiquent qu'il est plus probable qu'improbable que l'actif pourrait avoir subi une perte de valeur.

La Société évalue la recouvrabilité de l'écart d'acquisition selon une approche en deux étapes à l'échelle sectorielle (« unité d'exploitation »). Au cours de la première étape, la juste valeur de l'unité d'exploitation, selon les flux de trésorerie futurs actualisés, est comparée à sa valeur comptable. Si la juste valeur est plus élevée que la valeur comptable, aucune dépréciation n'est réputée exister et il n'est pas nécessaire de procéder à la deuxième étape. Si la juste valeur est moins élevée que la valeur comptable, un deuxième test doit être effectué selon lequel la juste valeur implicite de l'écart d'acquisition rattaché à l'unité d'exploitation doit être estimée. Cette juste valeur implicite de l'écart d'acquisition correspond à l'excédent de la juste valeur de l'unité d'exploitation sur la juste valeur des actifs nets identifiables de l'unité d'exploitation. La tranche de la valeur comptable de l'écart d'acquisition qui excède sa juste valeur implicite est portée en résultat.

Rémunération et autres paiements à base d'actions

Régimes d'options d'achat d'actions–Toutes les attributions accordées ou modifiées après le 31 janvier 2003 sont comptabilisées selon la méthode de la juste valeur. Selon cette méthode, la valeur de la rémunération est calculée à la date d'attribution à l'aide du modèle modifié d'établissement de prix d'options de Black et Scholes. La valeur de la charge de rémunération est constatée sur la période d'acquisition des droits rattachés aux options d'achat d'actions moyennant une augmentation correspondante du surplus d'apport.

Toutes les attributions accordées ou modifiées avant le 1er février 2003 sont comptabilisées comme des opérations portant sur les capitaux propres. Aucune charge de rémunération n'est portée en résultat relativement à ces attributions.

Toute contrepartie versée par les participants aux régimes à l'exercice d'options d'achat d'actions est portée au crédit du capital social.

Régime d'unités d'actions fondé sur le rendement (« UAR »)–La valeur de la rémunération liée aux UAR pour lesquelles il est prévu que les droits y rattachés seront acquis est établie en fonction du prix de clôture d'une action classe B (droits de vote limités) de la Société à la Bourse de Toronto à la date d'attribution. La valeur de la charge de rémunération est constatée linéairement sur la période d'acquisition des droits moyennant une augmentation correspondante du surplus d'apport. L'incidence de toute variation du nombre d'UAR pour lesquelles il est prévu que les droits y rattachés seront acquis est comptabilisée durant la période au cours de laquelle l'estimation est révisée.

Régime d'achat d'actions à l'intention des employés–Les contributions de la Société au régime d'achat d'actions à l'intention des employés sont comptabilisées de la même manière que les charges salariales connexes des employés.

Constatation des revenus

Programmes aéronautiques–Les revenus provenant de la vente d'avions régionaux et d'avions d'affaires à fuselage étroit (série *Learjet*), sont comptabilisés à la livraison finale des produits et présentés dans Revenus de fabrication.

Les contrats d'avions d'affaires à large fuselage (série *Challenger* et série *Global*) sont divisés entre les avions non aménagés (avant la peinture extérieure, avant l'aménagement intérieur et avant que les appareils électroniques de bord facultatifs soient installés) et l'achèvement des aménagements intérieurs. Les revenus sont constatés au moment de la livraison d'avions non aménagés lorsque certaines conditions sont remplies, et au moment de l'acceptation définitive par le client de l'aménagement intérieur et des appareils électroniques de bord facultatifs. Les revenus provenant de la livraison d'avions non aménagés et d'aménagements intérieurs sont présentés dans les Revenus de fabrication.

Multipropriété–Les revenus provenant de la vente de parts d'avions sont constatés pendant la période au cours de laquelle les services connexes sont rendus au client, soit habituellement cinq ans, et sont inclus dans les Revenus de fabrication. Au moment de la vente, le produit de la vente est inscrit dans Revenus reportés–programme de multipropriété. La valeur comptable de l'avion connexe est transférée dans Frais reportés–programme de multipropriété et est imputée au Coût des ventes pendant la même période. Les autres revenus provenant du programme de multipropriété, y compris ceux liés à l'équipage et à l'entretien, sont constatés au moment où les services sont rendus au client et sont présentés dans les Revenus de services.

Contrats à long terme–Les revenus tirés des contrats à long terme liés à la conception, à l'ingénierie ou à la fabrication des produits, y compris la révision des véhicules et des composants, sont comptabilisés selon la méthode de l'avancement des travaux, de manière comparable au Statement of Position 81-1, intitulé Accounting for Performance of Construction-Type and Certain Production-Type Contracts (« SOP 81-1 »), publié par l'American Institute of Certified Public Accountants. Le degré d'avancement est habituellement établi en fonction des coûts réels engagés par rapport au total des coûts prévus pour l'ensemble du contrat, à l'exclusion des coûts qui ne sont pas représentatifs de la mesure du degré d'avancement. Les revenus tirés de la révision des véhicules et des composants sont présentés dans les Revenus de services. Les revenus tirés des systèmes et de la signalisation sont présentés dans Autres revenus. Tous les autres revenus provenant des contrats de fabrication à long terme sont présentés dans les Revenus de fabrication.

Les revenus tirés des contrats de service d'entretien conclus à compter du 17 décembre 2003 sont constatés proportionnellement au total des coûts initialement prévus au début du contrat et sont présentés dans les Revenus de services. Les contrats de service d'entretien conclus auparavant sont comptabilisés selon la méthode de l'avancement des travaux.

Les revenus provenant des autres contrats de service à long terme sont habituellement constatés lorsque les services sont rendus et sont présentés dans les Revenus de services.

Les revenus estimatifs des contrats à long terme comprennent les revenus liés aux modifications de commandes et aux réclamations, lorsqu'il est probable qu'elles se traduiront par des revenus additionnels d'un montant qui peut faire l'objet d'une estimation fiable.

Autres–Les revenus provenant de la vente d'avions d'occasion et de pièces de rechange sont constatés à la livraison. Les revenus tirés des avions d'occasion sont présentés dans les Autres revenus et les revenus tirés des pièces de rechange sont inclus dans les Revenus de services. Les revenus tirés des contrats de location-exploitation, principalement liés aux avions d'occasion, sont constatés linéairement sur la durée du contrat et sont inclus dans les Autres revenus. Les intérêts créditeurs liés au financement d'avions sont constatés sur la durée des prêts ou des contrats connexes de façon à générer un taux de rendement constant sur le placement et sont inclus dans les Revenus de financement.

Coût des ventes

Programmes aéronautiques–La Société applique la méthode fondée sur le coût moyen pour le lot initial d'un programme et la méthode fondée sur le coût unitaire par la suite.

Le coût unitaire moyen des avions régionaux et des avions d'affaires est établi en fonction du coût de production total estimatif pour une quantité d'avions prédéterminée relative à un programme pour le lot initial du programme. Les estimations du coût de production total et des quantités d'avions produits dans le cadre des programmes font partie intégrante de la méthode du coût moyen. Les coûts de production comprennent les coûts des matériaux et de la main-d'œuvre directe ainsi que les coûts indirects de fabrication. Le total des coûts de production est estimé d'après les coûts réels et prévus des matériaux, les taux de change, la productivité de la main-d'œuvre, le niveau d'emploi et les salaires. Les estimations des coûts sont fondées surtout sur les tendances historiques du rendement, les tendances économiques, les conventions collectives et l'information obtenue des fournisseurs. Les quantités d'avions des programmes sont fondées sur l'évaluation par la direction des conditions du marché et de la demande prévisible au début de la phase de production de chacun des programmes, en tenant compte notamment des commandes fermes existantes et de la durée prévue de la courbe d'apprentissage.

Le coût unitaire moyen est comptabilisé au Coût des ventes au moment de la livraison de chaque avion. Selon le concept de la courbe d'apprentissage, qui prévoit une diminution prévisible des coûts unitaires au fur et à mesure que les tâches et les techniques de production deviennent plus efficientes grâce à l'expérience acquise et aux mesures de gestion, l'excédent sur les coûts de production moyens engagés au cours des phases initiales d'un programme est reporté et recouvré sur les ventes d'avions qui doivent être produits ultérieurement à des coûts inférieurs à la moyenne.

La direction procède à des examens trimestriels ainsi qu'à un examen annuel détaillé des estimations de coûts et des quantités d'avions des programmes dans le cadre de la préparation du budget annuel. L'incidence de toute révision donne lieu à un rajustement cumulatif du Coût des ventes au cours de la période où la révision a lieu.

Après l'achèvement du lot initial, le coût unitaire réel est comptabilisé dans le Coût des ventes au moment de chaque livraison. Le coût unitaire réel est composé des mêmes coûts que ceux inclus dans le coût moyen, mais aucun report de coût ne découle du concept de la courbe d'apprentissage.

Contrats à long terme–Le Coût des ventes relatif aux contrats à long terme est établi d'après les coûts réels engagés, y compris les matériaux, la main-d'œuvre directe, les coûts indirects de fabrication et d'autres coûts comme les garanties et les coûts de transport. Si la révision d'un contrat indique une marge brute négative, la totalité de la perte prévue sur le contrat est comptabilisée dans la période au cours de laquelle la marge brute négative est identifiée.

La direction procède à des examens trimestriels ainsi qu'à un examen annuel détaillé, dans le cadre de la préparation du budget annuel, des estimations de coûts. L'incidence de toute révision donne lieu à un rajustement cumulatif du Coût des ventes au cours de la période où la révision a lieu.

Mesures incitatives à la vente

Relativement à la vente d'un avion neuf, la Société peut offrir au client des mesures incitatives à la vente sous la forme de garanties de crédit, de garanties portant sur la valeur résiduelle, d'engagements de financement, d'engagements de reprise et d'obligations de rachat conditionnelles.

La provision relative aux garanties de crédit et aux garanties portant sur la valeur résiduelle est inscrite au moment de la vente en fonction de la valeur actualisée des paiements nets prévus à effectuer en vertu des garanties. La provision relative aux engagements de reprise est fondée sur les pertes prévues liées à l'achat d'avions d'occasion. La Société comptabilise l'écart entre le prix spécifié de l'avion de reprise et sa juste valeur à la date de la signature d'une commande ferme à titre de réduction des revenus de fabrication à la livraison de l'avion connexe. Les variations ultérieures de la juste valeur de l'avion de reprise sont comptabilisées dans le Coût des ventes lorsqu'elles surviennent.

Aucune provision n'est constituée à l'égard des obligations de rachat conditionnelles jusqu'à ce qu'elles deviennent des engagements de reprise. Les obligations de rachat conditionnelles deviennent des engagements de reprise au moment où la Société conclut une entente visant la vente d'un avion neuf et où le client exerce son droit de payer partiellement l'avion neuf au moyen de la remise de son avion d'occasion.

La Société établit la juste valeur de l'avion de reprise à l'aide d'évaluations externes et internes, y compris de l'information recueillie sur la vente d'avions semblables sur le marché secondaire.

Les provisions sont révisées trimestriellement et l'incidence de toute révision est constatée au cours de la période où la révision a lieu. Les mesures incitatives à la vente hors caisse sont incluses dans le Coût des ventes, et les mesures incitatives à la vente en espèces sont présentées en réduction des Revenus de fabrication.

Recherche et développement

Les coûts de développement sont capitalisés lorsque certains critères permettant leur report sont satisfaits et que leur recouvrement est raisonnablement assuré. Les coûts de développement capitalisés liés aux programmes aéronautiques sont inclus dans les immobilisations corporelles, au poste Outillage des programmes aéronautiques. Les coûts de recherche et développement relatifs aux contrats à long terme sont comptabilisés dans les Stocks et imputés au Coût des ventes en vertu de la comptabilité pratiquée à l'égard des contrats à long terme. Lorsque le recouvrement des coûts capitalisés n'est plus raisonnablement assuré, ces coûts sont radiés. Les coûts de recherche et développement présentés dans les états des résultats consolidés excluent les coûts engagés en vertu des contrats à long terme et les coûts de développement capitalisés dans l'outillage des programmes.

Aide gouvernementale

L'aide gouvernementale, y compris les crédits d'impôt à l'investissement, liée à l'acquisition de stocks et d'immobilisations corporelles, est portée en réduction du coût de l'actif connexe. L'aide gouvernementale, y compris les crédits d'impôt à l'investissement, liée aux dépenses courantes, est portée en réduction des dépenses connexes.

Garanties sur produits

Une provision pour les coûts de garantie sur produits est constatée dans le Coût des ventes lorsque les revenus tirés du produit sous-jacent sont comptabilisés. Les coûts estimatifs sont fondés sur un certain nombre de facteurs, dont l'historique des réclamations et des coûts engagés en vertu des garanties, le type et la durée de la couverture des garanties, la nature des produits vendus et en service et la couverture de contre-garantie offerte par les fournisseurs de la Société.

La Société examine trimestriellement ses provisions pour garanties sur produits constatées et tout rajustement est comptabilisé dans le Coût des ventes.

Impôts sur les bénéfices

La Société comptabilise les impôts sur les bénéfices d'après la méthode du passif fiscal. Les actifs et les passifs d'impôts sur les bénéfices reportés sont constatés en fonction de l'incidence fiscale future des écarts temporaires entre la valeur comptable des actifs et des passifs et leur valeur fiscale respective, et des reports prospectifs de pertes fiscales. Les actifs et les passifs d'impôts sur les bénéfices reportés sont évalués à l'aide de taux d'imposition pratiquement en vigueur, qui seront en vigueur pour l'exercice au cours duquel les écarts devraient se résorber.

Une provision pour moins-value est constituée pour réduire la valeur comptable des actifs d'impôts sur les bénéfices reportés, lorsqu'il est plus probable qu'improbable que ces actifs ne seront pas réalisés.

Bénéfice par action

Le bénéfice de base par action est calculé à partir du bénéfice net moins les dividendes sur actions privilégiées, après impôts, divisé par le nombre moyen pondéré d'actions classe A (droits de vote multiples) et d'actions classe B (droits de vote limités) en circulation au cours de l'exercice.

Le bénéfice dilué par action est calculé selon la méthode du rachat d'actions et tient compte de l'exercice de tous les facteurs de dilution.

Instruments financiers dérivés

Conformément à sa stratégie de gestion des risques, la Société a recours à des instruments financiers dérivés pour gérer les risques de change et de taux d'intérêt. Les instruments financiers dérivés comprennent des contrats de change à terme, des swaps de taux d'intérêt, des swaps combinés de taux d'intérêt et de devises et des garanties de taux d'intérêt plafonds.

Contrats de change à terme–La Société a recours à des contrats de change à terme afin de couvrir son exposition au risque de change découlant de flux de trésorerie prévus en devises. Les gains et les pertes non réalisés sur les contrats de change à terme désignés à titre de couverture ne sont pas constatés dans les états consolidés des résultats jusqu'à ce que les opérations prévues aient lieu.

La Société utilise également des contrats de change à terme pour couvrir son exposition au risque de change découlant de prêts à long terme consentis par des tiers et de prêts et créances intersociétés. Les gains et les pertes non réalisés sur ces contrats de change à terme sont immédiatement constatés dans les résultats pour contrebalancer les gains ou les pertes non réalisés découlant des variations de taux de change sur les éléments couverts.

La Société conclut aussi des contrats de change à terme pour couvrir son exposition au risque de change découlant de ses placements nets dans ses établissements autonomes étrangers. Les gains et les pertes liés à ces contrats de change à terme désignés et efficaces à titre de couverture sont comptabilisés dans l'Écart de conversion.

Swaps de taux d'intérêt–La Société conclut des swaps de taux d'intérêt afin d'atteindre une combinaison appropriée de dettes à long terme à taux d'intérêt fixe et variable. En outre, la Société conclut des swaps de taux d'intérêt pour atténuer l'incidence des variations de taux d'intérêt sur ses engagements financiers et pour gérer son exposition aux risques de taux d'intérêt découlant du financement d'avions consenti aux clients d'avions régionaux. Les swaps prévoient l'échange de paiements d'intérêt en fonction d'un montant nominal prédéterminé sur une période établie. Les swaps désignés à titre de couverture et efficaces à cette fin sont comptabilisés selon la comptabilité d'exercice. Selon cette méthode, les gains ou les pertes non réalisés ne sont pas constatés, et les paiements nets dus ou à recevoir sur les instruments financiers dérivés sont comptabilisés à titre de rajustement dans les Revenus de financement ou les Dépenses de financement.

Swaps combinés de taux d'intérêt et de devises–La Société conclut des swaps combinés de taux d'intérêt et de devises pour couvrir son exposition au risque de change et pour modifier la nature des taux d'intérêt de ses éléments couverts. Ces swaps prévoient l'échange d'obligations de paiements d'intérêt, de même que de montants de capital dans deux devises différentes pour une période déterminée. Les gains et les pertes liés à ces swaps combinés de taux d'intérêt et de devises désignés à titre de couverture et efficaces à cette fin sont comptabilisés conformément aux mêmes règles de comptabilisation que celles évoquées ci-dessus pour les contrats de change à terme et les swaps de taux d'intérêt.

La Société conclut aussi des swaps combinés de taux d'intérêt et de devises pour gérer son exposition aux risques de change de ses placements nets dans des établissements étrangers autonomes. Ces swaps prévoient l'échange d'obligations de paiements d'intérêts ainsi que de montants de capital dans deux monnaies différentes pour une période établie. Les gains et les pertes liés à ces swaps combinés de taux d'intérêt et de devises désignés à titre de couverture et efficaces à cette fin sont comptabilisés dans l'Écart de conversion.

Garanties de taux d'intérêt plafonds–La Société conclut des garanties de taux d'intérêt plafonds afin de se protéger des risques de hausse des taux d'intérêt découlant de la protection accordée à certains clients dans le cadre de vente d'avions. Les gains et les pertes liés à ces garanties de taux d'intérêt plafonds sont constatés au moment où l'avion est vendu.

Comptabilité de couverture – La désignation à titre de couverture n'est permise que s'il est prévu, au moment de la mise en place de la couverture et tout au long de la période de couverture, que les variations de la juste valeur de l'instrument financier dérivé contrebalanceront pratiquement toutes les variations de la juste valeur de l'élément couvert attribuable au risque faisant l'objet de la couverture.

La Société documente formellement toutes les relations entre les instruments de couverture et les éléments couverts, de même que ses objectifs et sa stratégie de gestion de risque motivant les diverses opérations de couverture. Ce processus comprend l'appariement de la totalité des dérivés à des flux de trésorerie prévus libellés en devises ou à un actif ou à un passif particulier. La Société documente aussi formellement et évalue, au moment de la mise en place de la couverture et sur une base continue, si les instruments financiers dérivés qui sont utilisés dans des opérations de couverture sont très efficaces pour contrebalancer les variations de la juste valeur ou les flux de trésorerie des éléments couverts.

Les gains et les pertes liés aux instruments financiers dérivés qui ont été réglés avant leur échéance sont reportés et inclus dans Autres actifs ou Créditeurs et frais courus. S'il est toujours probable que l'élément couvert sous-jacent survienne, ces gains ou ces pertes sont constatés aux résultats à titre de rajustement des revenus ou des dépenses connexes au cours de la même période où l'opération faisant l'objet de la couverture influe sur les résultats. S'il n'est pas probable que l'élément couvert sous-jacent survienne, ces gains ou ces pertes sont constatés dans les résultats.

Une relation de couverture est rompue si la couverture cesse d'être efficace, et le gain ou la perte non réalisé sur l'instrument financier dérivé connexe est imputé aux résultats de même que les variations ultérieures de la juste valeur de l'instrument financier dérivé.

En ce qui a trait aux couvertures économiques qui ne font pas partie d'une relation de couverture, toute variation de la juste valeur de l'instrument dérivé est directement portée en résultat.

Avantages sociaux futurs

Les régimes à prestations déterminées sont comptabilisés comme suit :

- Les actifs des régimes sont évalués à leur juste valeur.
- En ce qui a trait aux titres de participation, la Société utilise une évaluation fondée sur les valeurs marchandes de l'actif, lequel, aux fins de l'évaluation du coût des avantages, tient compte de l'incidence des gains ou des pertes sur une période de trois ans commençant à l'exercice au cours duquel ces gains ou ces pertes se produisent. En ce qui a trait aux placements autres que dans des titres de participation, la Société utilise une évaluation fondée sur les valeurs marchandes actuelles.
- Les gains et les pertes actuariels nets, fondés sur la valeur axée sur la valeur marchande des actifs des régimes, qui excèdent 10 % de l'obligation au titre des prestations constituées ou de la valeur axée sur la valeur marchande des actifs des régimes, selon le montant le plus élevé, de même que les coûts des services passés, sont amortis sur la durée moyenne pondérée estimative du reste de la carrière active des participants, soit environ 15 ans.
- Les obligations au titre des régimes sont établies en fonction des versements de prestations futurs prévus actualisés selon les taux d'intérêt actuels du marché.
- Lorsqu'un événement, comme la vente d'un secteur, entraîne à la fois une compression et un règlement, la compression est comptabilisée avant le règlement. Une compression est la perte, pour les employés, du droit de gagner des prestations futures en vertu du régime. Un règlement est la quittance de l'obligation en vertu d'un régime.
- Le coût des avantages de retraite et des autres avantages gagnés par les employés est établi de manière actuarielle à l'aide de la méthode de répartition des prestations au prorata des services, et de la meilleure estimation par la direction du rendement prévu des placements du régime, de la croissance des salaires, de l'âge de la retraite, du taux de mortalité et du coût des soins de santé.
- Le coût des avantages est capitalisé au titre des coûts de main-d'œuvre et inclus dans les stocks et l'outillage des programmes aéronautiques ou constaté directement dans les résultats.
- La Société utilise le 31 décembre comme date de mesure.

Obligations environnementales

Un passif environnemental est comptabilisé lorsque des réclamations à l'égard de l'environnement ou des mesures correctives sont probables et que les coûts peuvent être estimés de façon raisonnable. Les dépenses environnementales qui ont trait aux activités courantes sont passées en charges ou capitalisées, selon le cas. Les dépenses environnementales relatives à des immobilisations qui en prolongent la durée de vie, augmentent la capacité ou améliorent la sécurité, ou qui atténuent ou préviennent une contamination environnementale qui ne s'est pas encore produite sont incluses dans les immobilisations corporelles et sont habituellement amorties sur la durée de vie utile résiduelle de l'actif sous-jacent. Les dépenses qui ont trait à une situation existante résultant d'activités antérieures, et qui ne serviront pas à dégager des revenus futurs, sont constatées et incluses dans le Coût des ventes.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

Pour les exercices terminés les 31 janvier 2007 et 31 janvier 2006
(Les montants des tableaux sont en millions de dollars américains, à moins d'indication contraire.)

NOTE 1. DÉBITEURS

Les débiteurs étaient comme suit aux 31 janvier:

	2007	2006
Débiteurs[1]		
Aéronautique		
Dollar américain	**660 $**	603 $
Autres devises	**45**	26
Transport		
Euro	**322**	384
Dollar américain	**291**	171
Livre sterling	**86**	145
Diverses devises de l'Europe de l'Ouest	**105**	67
Autres devises	**121**	123
	1 630	1 519
Taxe de vente	**49**	57
Autres	**189**	209
	1 868	1 785
Provision pour pertes sur créances	**(79)**	(101)
	1 789 $	1 684 $

1 Les débiteurs sont présentés par monnaie de facturation.

NOTE 1. DÉBITEURS (SUITE)

La Société a accès à des facilités d'affacturage en Europe, en vertu desquelles elle peut vendre sans recours des débiteurs dans le cours normal des affaires. En vertu de ces facilités, la Société a tiré un produit de 298 millions $ pour l'exercice 2007 (408 millions $ pour l'exercice 2006). Au 31 janvier 2007, l'encours des débiteurs cédés en vertu de ces facilités s'établissait à 113 millions $ (2 millions $ au 31 janvier 2006).

NOTE 2. FINANCEMENT D'AVIONS

Le financement d'avions s'établissait comme suit aux 31 janvier:

	2007				2006			
		MOYENNE PONDÉRÉE				MOYENNE PONDÉRÉE		
	TOTAL	ÉCHÉANCE (MOIS)	TAUX[1] (%)	TAUX FIXE/VARIABLE[1]	TOTAL	ÉCHÉANCE (MOIS)	TAUX[1] (%)	TAUX FIXE/VARIABLE[1]
Avions commerciaux								
Financement provisoire[2]								
Prêts	**206 $**	**56**	**8,4**	**Variable**	435 $	79	7,1	Variable
Créances liées à des contrats de location	**254**	**212**	**8,8**	**Variable**	388	211	7,3	Variable
	460				823			
Financement à long terme								
Prêts	**362**	**127**	**7,8**	**Fixe/var.**	278	107	6,2	Fixe/var.
Créances liées à des contrats de location[3]	**55**	**20**	**8,0**	**Fixe/var.**	104	21	6,0	Fixe/var.
	417				382			
Prêts-avions d'affaires[4]	**36**	**36**	**7,8**	**Fixe/var.**	58	41	5,7	Fixe/var.
Prêts et créances liées à des contrats de location-total	**913**				1 263			
Provision pour perte sur créances	**(111)**				(84)			
	802				1 179			
Actifs loués en vertu de contrats de location-exploitation	**185**				230			
Placements dans des structures de financement	**55**				48			
	1 042 $				1 457 $			

1 Les taux d'intérêt sont présentés compte non tenu des instruments financiers dérivés de couverture correspondants.
2 Le portefeuille de financement provisoire d'avions commerciaux est composé d'un crédit-relais accordé aux clients jusqu'à ce que le financement permanent d'un tiers soit obtenu.
3 Comprend 8 millions $ en créances liées à des contrats de location pour des EDDV consolidées au 31 janvier 2007 (67 millions $ au 31 janvier 2006).
4 Ce portefeuille est en voie d'être liquidé.

NOTE 2. FINANCEMENT D'AVIONS (SUITE)

Prêts et créances liées à des contrats de location–Le financement consenti à trois transporteurs aériens représentait environ 45 % du total des prêts et créances liées à des contrats de location au 31 janvier 2007 (trois transporteurs aériens représentant 41 % au 31 janvier 2006). Les prêts et créances liées à des contrats de location sont généralement garantis par les actifs connexes. La valeur de la garantie est étroitement liée au rendement de l'industrie de l'aviation commerciale et aux particularités de l'avion (âge, type-variante et nombre de sièges), de même qu'à d'autres particularités. La valeur de la garantie varie aussi en fonction des cycles économiques.

Les créances liées à des contrats de location comprenaient les éléments suivants, avant la provision pour pertes sur créances, aux 31 janvier:

	2007	2006
Total des loyers minimums	**825 $**	978 $
Revenu non gagné	**(518)**	(538)
Valeur résiduelle non garantie	**2**	52
	309 $	492 $

Provision pour pertes sur créances–Les variations de la provision pour pertes sur créances s'établissaient comme suit aux 31 janvier:

	2007	2006
Solde au début de l'exercice	**84 $**	94 $
Pertes sur créances	**29**	(7)
Montants radiés, après recouvrements	**(2)**	(4)
Incidence des fluctuations de taux de change	**–**	1
Solde à la fin de l'exercice	**111 $**	84 $

Les prêts et créances liées à des contrats de location douteux s'élevaient à 49 millions $ au 31 janvier 2007 (237 millions $ au 31 janvier 2006).

Actifs loués en vertu de contrats de location-exploitation–Les actifs loués en vertu de contrats de location-exploitation étaient comme suit aux 31 janvier:

	2007		2006	
	COÛT	VALEUR COMPTABLE NETTE	COÛT	VALEUR COMPTABLE NETTE
Avions commerciaux d'occasion	**187 $**	**143 $**	292 $	190 $
Avions d'affaires d'occasion	**48**	**42**	42	40
	235 $	**185 $**	334 $	230 $

Le revenu de location tiré des contrats de location-exploitation et l'amortissement des actifs loués en vertu de contrats de location-exploitation se sont établis respectivement à 47 millions $ et 26 millions $ pour l'exercice 2007 (respectivement 44 millions $ et 24 millions $ pour l'exercice 2006).

NOTE 3.
STOCKS

Les stocks étaient comme suit aux 31 janvier :

	2007	2006
Contrats à long terme		
Coûts engagés et marges comptabilisées	**3 430 $**	3 199 $
Moins : paiements reçus et facturations progressives[1]	**(1 893)**	(1 818)
	1 537	1 381
Programmes aéronautiques		
Coûts engagés	**2 597**	2 520
Moins : paiements reçus[2]	**(1 314)**	(916)
	1 283	1 604
Produits finis[3]	**1 141**	820
	3 961 $	3 805 $

1 Les paiements reçus et facturations progressives, considérés comme des paiements en contrepartie de travaux exécutés, ont été déduits des stocks liés aux contrats à long terme. Les avances reçues et facturations progressives en excédent des coûts connexes, s'élevant à 1882 millions $ au 31 janvier 2007 (1640 millions $ au 31 janvier 2006), constituent un passif présenté sous Avances et facturations progressives en excédent des coûts connexes aux bilans consolidés.

2 Les paiements reçus en contrepartie de travaux exécutés ont été déduits des stocks liés aux programmes aéronautiques. Les avances reçues en excédent des coûts connexes, s'élevant à 561 millions $ au 31 janvier 2007 (551 millions $ au 31 janvier 2006), constituent un passif présenté sous Avances et facturations progressives en excédent des coûts connexes aux bilans consolidés.

3 Les produits finis comprennent six avions neufs non rattachés à une commande ferme et 23 avions d'occasion totalisant 230 millions $ au 31 janvier 2007 (six avions neufs et huit avions d'occasion totalisant 155 millions $ au 31 janvier 2006).

Le produit prévu des ventes futures d'avions pour chacun des programmes, déduction faite des coûts additionnels de production qui seront engagés, excédait les coûts connexes liés aux stocks au 31 janvier 2007. Cependant, des coûts importants pourraient éventuellement être imputés au Coût des ventes au cours d'un exercice donné si des quantités d'avions inférieures à celles prévues pour un programme sont vendues, si le produit des ventes futures d'avions est moindre que celui anticipé ou si les coûts à engager pour achever le programme dépassent les estimations en cours.

Programmes aéronautiques – Les stocks des programmes aéronautiques comprenaient les excédents sur les coûts moyens de production suivants aux 31 janvier :

	2007	2006
Avions d'affaires		
Série *Learjet*	**163 $**	221 $
Challenger 300	**122**	140
Série *Global*	**245**	319
Avions régionaux		
Série *CRJ*	**–**	54
Série Q	**–**	23
	530 $	757 $

Au cours de l'exercice 2007, étant donné les difficultés croissantes à prédire la combinaison des commandes futures pour les programmes d'avions *CRJ700* et *CRJ900* par suite de modifications des clauses de portée aux États-Unis, la Société a décidé d'aligner la date d'achèvement des programmes aux fins comptables sur la date initiale la plus rapprochée de ces deux programmes. Ainsi, les quantités d'avions des programmes aux fins comptables ont été réduites, passant de 550 à 420 unités, et une charge de 74 millions $ liée à l'excédent sur les coûts moyens de production a été comptabilisée dans le Coût des ventes.

NOTE 3. STOCKS (SUITE)

Les montants nets recouvrables au titre de l'excédent sur les coûts moyens de production uniquement fondés sur les commandes fermes au 31 janvier 2007, définis comme les flux de trésorerie non actualisés nets prévus provenant de la vente d'avions en vertu de commandes fermes, s'établissaient à 455 millions $. Le solde de l'excédent sur les coûts moyens de production, de 75 millions $, devrait être entièrement recouvré à partir des commandes futures.

Paiements, avances et facturations progressives–En vertu de certains contrats, le titre de propriété des stocks est dévolu au client au rythme de l'avancement des travaux, selon les ententes contractuelles et les pratiques de l'industrie. De plus, dans le cours normal des affaires, la Société fournit des garanties d'exécution, des garanties bancaires et d'autres formes de garanties aux clients, principalement dans Transport, au titre des paiements et avances reçues de clients avant l'exécution de certains contrats. Conformément aux pratiques de l'industrie, la Société demeure responsable envers les acheteurs quant aux obligations habituelles des entrepreneurs relativement à l'achèvement des contrats conformément aux spécifications préétablies, au calendrier de livraison et au rendement des produits.

NOTE 4.
IMMOBILISATIONS CORPORELLES

Les immobilisations corporelles étaient comme suit aux 31 janvier:

	2007		2006	
	COÛT	VALEUR COMPTABLE NETTE [1]	COÛT	VALEUR COMPTABLE NETTE [1]
Terrains	**112 $**	**112 $**	112 $	112 $
Bâtiments	**1 795**	**873**	1 759	885
Matériel	**1 448**	**555**	1 429	560
Outillage des programmes aéronautiques				
Avions d'affaires	**1 917**	**793**	1 854	914
Avions régionaux	**1 346**	**483**	1 249	477
Autres	**132**	**120**	168	142
	6 750 $	**2 936 $**	6 571 $	3 090 $

1 Comprend un montant de 13 millions $ lié aux EDDV consolidées au 31 janvier 2007 (15 millions $ au 31 janvier 2006).

Le tableau qui précède comprend des actifs loués en vertu de contrats de location-acquisition dont le coût et la valeur comptable nette totalisaient respectivement 105 millions $ et 84 millions $ au 31 janvier 2007 (respectivement 67 millions $ et 56 millions $ au 31 janvier 2006).

Le tableau ci-dessus présente en outre des actifs en construction et en développement totalisant 69 millions $ au 31 janvier 2007 (37 millions $ au 31 janvier 2006).

L'amortissement des immobilisations corporelles était comme suit pour les exercices:

	2007	2006
Outillage des programmes aéronautiques	**269 $**	254 $
Bâtiments, matériel et autres	**206**	220
	475 $	474 $

NOTE 5.
ÉCART D'ACQUISITION

L'écart d'acquisition est lié à l'acquisition, en mai 2001, de DaimlerChrysler Rail Systems GmbH (« Adtranz »). Les variations du solde de l'écart d'acquisition étaient comme suit pour les exercices :

	2007	2006
Solde au début de l'exercice	**2 142 $**	2 357 $
Constatation de pertes fiscales non comptabilisées antérieurement	**(22)**	(53)
Incidence des fluctuations de taux de change	**166**	(162)
Solde à la fin de l'exercice	**2 286 $**	2 142 $

La Société a procédé au test de dépréciation annuel requis au cours du quatrième trimestre de l'exercice 2007 et n'a relevé aucune dépréciation.

NOTE 6.
ACTIVITÉS ABANDONNÉES ET ACTIFS DÉTENUS À DES FINS DE VENTE

Au cours de l'exercice 2007, la Société a maintenu sa stratégie de réduction des activités de l'ancien secteur Bombardier Capital (« BC ») et les portefeuilles suivants ont été vendus :
- En octobre 2006, la Société a vendu ses activités de wagons à marchandises au bilan et hors bilan pour un produit en espèces de 94 millions $.
- En mai 2006, la Société a vendu ses activités de financement de biens de consommation pour un produit en espèces de 67 millions $.

En mars 2006, la Société a complété le transfert des droits et obligations de gestion liés à ses activités de maisons usinées hors bilan à Green Tree Servicing LLC.

Au cours de l'exercice 2006, les activités abandonnées comprenaient aussi les activités de BC suivantes :
- maisons usinées au bilan, activités vendues en juillet 2005; et
- financement de stocks, activités vendues en mai 2005.

Les actifs et les passifs connexes ont été présentés à titre d'actifs détenus à des fins de vente et de passifs liés aux actifs détenus à des fins de vente dans des postes distincts aux bilans consolidés, et les résultats d'exploitation connexes ont été présentés à titre d'activités abandonnées dans les états des résultats et dans les états des flux de trésorerie consolidés pour toutes les périodes présentées.

NOTE 6. ACTIVITÉS ABANDONNÉES ET ACTIFS DÉTENUS À DES FINS DE VENTE (SUITE)

Les actifs détenus à des fins de vente et les passifs liés à ces actifs étaient comme suit au 31 janvier 2006 :

Actif	
Espèces et quasi-espèces	5 $
Débiteurs	58
Impôts sur les bénéfices reportés	33
Autres actifs[1]	141
	237 $
Passif	
Créditeurs et frais courus	40 $
Dette à long terme	2
	42 $

1 Comprend 77 millions $ de débiteurs financiers et 31 millions $ d'actifs loués en vertu de contrats de location-exploitation.

Les résultats d'exploitation, y compris les intérêts débiteurs attribués, étaient comme suit pour les exercices :

	2007	2006
Revenus – Autres	64 $	177 $
Coût des ventes	46	103
Frais de vente et d'administration	6	34
Amortissement	–	2
	52	139
Bénéfice avant impôts sur les bénéfices	12	38
Impôts sur les bénéfices	4	14
	8	24
Gain (perte) après impôts sur la vente des activités suivantes :		
Wagons à marchandises au bilan et hors bilan	19	(2)
Financement de biens de consommation	(2)	(1)
Financement de stocks	–	121
Maisons usinées au bilan	–	(18)
Maisons usinées hors bilan	–	(10)
	25 $	114 $

Les flux de trésorerie découlant des activités abandonnées étaient comme suit pour les exercices :

	2007	2006
Activités d'exploitation	65 $	76 $
Activités d'investissement	–	70
Activités de financement	(2)	(586)
	63 $	(440) $

NOTE 7.
AUTRES ACTIFS

Les autres actifs étaient comme suit aux 31 janvier :

	2007	2006
Frais payés d'avance	**169 $**	178 $
Paiement anticipé en vertu d'un contrat d'échange	**150**	–
Actifs incorporels à durée de vie utile limitée, déduction faite de l'amortissement cumulé de 118 millions $ au 31 janvier 2007 (94 millions $ au 31 janvier 2006)	**141**	148
Placement dans des sociétés sous influence notable[1]	**123**	97
Frais de financement reportés	**105**	15
Placement dans des titres	**90**	91
Encaisse affectée[2]	**81**	81
Frais de gestion	**50**	46
Instruments financiers dérivés	**39**	42
Prêts	**28**	14
Dépôts	**21**	14
Portefeuilles en liquidation progressive[3]	**19**	41
Placement en actions privilégiées de l'ancien secteur de produits récréatifs de la Société (« BPR »)	**–**	30
Autres	**106**	46
	1 122 $	843 $

1 Principalement liés à Transport.
2 Comprend 75 millions $ en encaisse affectée liée aux EDDV consolidées au 31 janvier 2007 (70 millions $ au 31 janvier 2006).
3 Principalement composés du portefeuille de matériel industriel de BC.

L'amortissement des actifs incorporels à durée de vie limitée comprend une dépréciation de 17 millions $ pour l'exercice 2006 relativement aux marques de commerce de Transport.

NOTE 8. FACILITÉS DE CRÉDIT

En décembre 2006, la Société a conclu une entente pour une nouvelle facilité de lettres de crédit en vue de remplacer les facilités de crédit nord-américaine et européennes antérieures (« facilités de crédit antérieures ») devant venir à échéance aux exercices 2008 et 2009. La nouvelle facilité de lettres de crédit est uniquement réservée pour l'émission de lettres de crédit. La Société avait une période transitoire de 90 jours à compter du 18 décembre 2006, date de l'entente, pour annuler toutes les facilités de crédit antérieures et transférer les lettres de crédit émises aux termes de celles-ci dans la nouvelle facilité de lettres de crédit. Jusqu'au moment de cette annulation, les montants confirmés en vertu des facilités de crédit antérieures réduisent le montant disponible en vertu de la nouvelle facilité de lettres de crédit.

La nouvelle facilité de lettres de crédit ainsi que son échéance étaient comme suit au 31 janvier 2007:

	MONTANT CONFIRMÉ	LETTRES DE CRÉDIT ÉMISES	MONTANT CONFIRMÉ EN VERTU DES FACILITÉS DE CRÉDIT ANTÉRIEURES	MONTANT DISPONIBLE	ÉCHÉANCE (EXERCICE)
Nouvelle facilité de lettres de crédit	**5 590[1] $**	**4 121 $**	**290[2] $**	**1 179 $**	**2012**

1 4300 millions €.
2 Comprend des lettres de crédit émises de 140 millions $ (108 millions €).

En vertu de la nouvelle facilité de lettres de crédit, la Société doit respecter certaines clauses financières restrictives, y compris des titres déposés en garantie de 869 millions € (1129 millions $). Les clauses financières restrictives applicables étaient respectées au 31 janvier 2007.

Les facilités de crédit, ainsi que leurs échéances, étaient comme suit au 31 janvier 2006:

	MONTANTS CONFIRMÉS	MONTANTS PRÉLEVÉS	LETTRES DE CRÉDIT ÉMISES	MONTANTS DISPONIBLES	ÉCHÉANCE (EXERCICE)
Européenne	3 829[1] $	– $	3 160 $	669 $	2008
Lettres de crédit européennes	353[2]	s.o.	327	26	2008-2009
Nord-américaine	1 100	–	762	338	2008
	5 282 $	– $	4 249 $	1 033 $	

s.o.: sans objet.
1 3150 millions €.
2 290 millions €.

En vertu des facilités de crédit antérieures, la Société devait respecter certaines clauses financières restrictives, y compris des liquidités minimales de 1,0 milliard $ en espèces et quasi-espèces à la fin de chaque trimestre. Les clauses financières restrictives applicables (calculées en excluant BC) étaient respectées au 31 janvier 2006.

En plus des lettres de crédit en cours présentées dans les tableaux ci-dessus, des lettres de crédit totalisant 240 millions $ étaient en cours en vertu de diverses ententes bilatérales au 31 janvier 2007 (79 millions $ au 31 janvier 2006).

NOTE 9.
CRÉDITEURS ET FRAIS COURUS

Les créditeurs et frais courus étaient comme suit aux 31 janvier :

	2007	2006
Créditeurs	**1 904 $**	1 947 $
Frais courus	**1 112**	1 031
Mesures incitatives à la vente[1]	**1 040**	1 241
Garanties de produits	**985**	970
Salaires et avantages sociaux à payer	**400**	395
Impôts sur les bénéfices et autres taxes	**234**	240
Intérêts	**109**	130
Indemnités de départ et autres obligations liées à la cessation d'emploi pour départ involontaire	**105**	151
Provisions pour obligations de rachat[2]	**75**	70
Part des actionnaires sans contrôle	**47**	28
Autres	**828**	663
	6 839 $	6 866 $

1 Comprend la provision pour garanties de crédit et garanties portant sur la valeur résiduelle, les engagements de reprise, ainsi que d'autres provisions et obligations associées à la vente d'avions (voir la note 21 – Engagements et éventualités).
2 Voir la note 21 – Engagements et éventualités.

Garanties de produits – Les garanties de produits s'échelonnent habituellement de un an à cinq ans, à l'exception des garanties portant sur la structure des avions qui se prolongent jusqu'à 20 ans.

Les variations de la provision pour garanties de produits ont été comme suit pour les exercices 2007 et 2006 :

	AÉRONAUTIQUE	TRANSPORT	TOTAL
Solde au 31 janvier 2005	257 $	798 $	1 055 $
Charge de l'exercice	122	332	454
Variations des estimations	15	(41)	(26)
Paiements	(121)	(348)	(469)
Incidence des fluctuations de taux du change	–	(44)	(44)
Solde au 31 janvier 2006	273	697	970
Charge de l'exercice	104	300	404
Variations des estimations	3	(30)	(27)
Paiements	(89)	(313)	(402)
Incidence des fluctuations de taux de change	–	40	40
Solde au 31 janvier 2007	**291 $**	**694 $**	**985 $**

NOTE 9. CRÉDITEURS ET FRAIS COURUS (SUITE)

Indemnités de départ et autres obligations liées à la cessation d'emploi pour départ involontaire et autres coûts connexes – Les variations de la provision pour indemnités de départ et autres obligations liées à la cessation d'emploi pour départ involontaire et autres coûts connexes ont été comme suit pour les exercices 2007 et 2006 :

	INDEMNITÉS DE DÉPART ET AUTRES OBLIGATIONS LIÉES À LA CESSATION D'EMPLOI POUR DÉPART INVOLONTAIRE	AUTRES	TOTAL
Solde au 31 janvier 2005	251 $	17 $	268 $
Charge de l'exercice[1]	52	86	138
Variations des estimations[1]	7	(27)	(20)
Éléments hors caisse	–	(4)	(4)
Paiements	(146)	(40)	(186)
Incidence des fluctuations de taux de change	(13)	–	(13)
Solde au 31 janvier 2006	151	32	183
Charge de l'exercice[2]	61	22	83
Variations des estimations[2]	(31)	–	(31)
Paiements	(83)	(36)	(119)
Incidence des fluctuations de taux de change	7	1	8
Solde au 31 janvier 2007	**105 $**	**19 $**	**124 $**

1 Comprend 88 millions $ comptabilisés dans les éléments spéciaux de Transport (voir la note 14 – Éléments spéciaux), 24 millions $ comptabilisés dans le Coût des ventes de Transport et 6 millions $ comptabilisés dans le Coût des ventes de Aéronautique.

2 Comprend une charge de 24 millions $ comptabilisée dans les éléments spéciaux de Transport (voir la note 14 – Éléments spéciaux), 7 millions $ comptabilisés dans le Coût des ventes de Transport et 21 millions $ comptabilisés dans le Coût des ventes de Aéronautique.

NOTE 10.
DETTE À LONG TERME

En novembre 2006, la Société a émis les billets de premier rang suivants :
- 800 millions € (1025 millions $), à taux variable, échéant en novembre 2013;
- 385 millions $, portant intérêt à 8 %, échéant en novembre 2014; et
- 800 millions € (1025 millions $), portant intérêt à 7,25 %, échéant en novembre 2016.

Le produit net des billets de premier rang a été affecté aux éléments suivants :
- le remboursement de billets en circulation de BC totalisant 220 millions $ échéant en mars 2007;
- le rachat de billets en circulation de BC totalisant 500 millions € (640 millions $) échéant en mai 2007;
- le rachat de 218 millions € (279 millions $) de billets en circulation totalisant 500 millions € (640 millions $) échéant en février 2008;
- le financement des titres déposés en garantie totalisant 869 millions € (1145 millions $) à l'égard des obligations de la Société envers les banques émettant les lettres de crédit en vertu de la nouvelle facilité de lettres de crédit; et
- les fins générales de la Société, y compris le versement des honoraires et frais liés à l'émission des billets de premier rang.

NOTE 10. DETTE À LONG TERME (SUITE)

La dette à long terme était comme suit aux 31 janvier :

							2007	2006
	MONTANT EN MONNAIE D'ORIGINE 2007/2006	MONNAIE	FIXE/ VARIABLE[1]	TAUX D'INTÉRÊT[1] 2007/2006	ÉCHÉANCE	PAIEMENT D'INTÉRÊT[2]	MONTANT	MONTANT
Billets de premier rang	800/néant	EUR	Variable	6,71 %/néant	Nov. 2013	T	1 040 $	– $
	385/néant	USD	Fixe	8,00 %/néant	Nov. 2014	S	385	–
	800/néant	EUR	Fixe	7,25 %/néant	Nov. 2016	S	1 040	–
Billets	néant/450[3]	USD	Fixe	néant/6,13 %	Juin 2006	S	–	450
	néant/200[3]	CAD	Fixe	néant/6,35 %	Juill. 2006	S	–	175
	néant/220[3]	USD	Fixe	néant/7,09 %	Mars 2007	S	–	220
	néant/500[3]	EUR	Fixe	néant/6,13 %	Mai 2007	A	–	608
	24/29	CAD	Fixe	7,00 %	2008-2012	A	21	26
	282/500	EUR	Fixe	5,75 %	Févr. 2008	A	367	608
	300[3]	GBP	Fixe	6,75 %	Mai 2009	A	588	534
	550	USD	Fixe	6,75 %	Mai 2012	S	550	550
	500	USD	Fixe	6,30 %	Mai 2014	S	500	500
	250	USD	Fixe	7,45 %	Mai 2034	S	250	250
Débentures	néant/175	GBP	Fixe	néant/6,25 %	Févr. 2006	A	–	311
	néant/150	CAD	Fixe	néant/6,40 %	Déc. 2006	S	–	131
	150	CAD	Fixe	7,35 %	Déc. 2026	S	127	131
EDDV	20/80	USD	Fixe	6,77 %/5,98 %	2008-2014	S	20	80
Autres[4]	147/114[5]	Diverses	Fixe/var.	6,72 %/6,73 %	2008-2026	Diverses	147	114
	45/59	USD	Fixe/var.	5,57 %/4,92 %	2008-2027	Diverses	45	59
							5 080 $	4 747 $

1 Les taux d'intérêt ne tiennent pas compte de l'incidence des instruments financiers dérivés de couverture correspondants (voir la note 19–Instruments financiers) et, pour la dette à taux variable, correspondent au taux moyen de l'exercice.
2 Trimestriel (T), semestriel (S) et annuel (A).
3 Dette à long terme liée à BC.
4 Comprend 106 millions $ liés aux obligations en vertu des contrats de location-acquisition au 31 janvier 2007 (68 millions $ au 31 janvier 2006).
5 Les montants sont exprimés en dollars américains et comprennent une tranche liée à BC.

Tous les éléments de dette à long terme sont de rang égal et ne sont pas garantis, sauf la dette des EDDV consolidées qui représente des emprunts garantis.

Les remboursements prévus de dette à long terme pour les cinq prochains exercices et par la suite sont comme suit :

	DETTE	CONTRATS DE LOCATION-ACQUISITION	TOTAL
2008	36 $	8 $	44 $
2009	380	8	388
2010	601	8	609
2011	13	8	21
2012	15	10	25
Par la suite	3 929	64	3 993
	4 974 $	106 $	5 080 $

NOTE 11.
CAPITAL SOCIAL

ACTIONS PRIVILÉGIÉES

Un nombre illimité d'actions privilégiées, sans droit de vote, sans valeur nominale, pouvant être émises en séries est autorisé. Les séries suivantes étaient émises aux 31 janvier 2007 et 2006 :

12 000 000 D'ACTIONS PRIVILÉGIÉES RACHETABLES, À DIVIDENDE CUMULATIF, SÉRIE 2

Rachat	Rachetables, au gré de la Société, à 25,50 $ CAN l'action.
Conversion	Convertibles, au gré du porteur, à raison de une pour une, le 1er août 2007 et le 1er août tous les cinq ans par la suite, en actions privilégiées rachetables, à dividende cumulatif, série 3. Quatorze jours avant la date de conversion, si la Société détermine, après avoir tenu compte de toutes les actions déposées aux fins de conversion par les porteurs, qu'il y aurait moins de 1 000 000 d'actions privilégiées rachetables, à dividende cumulatif, série 2, en circulation, les actions restantes doivent automatiquement être converties en un nombre égal d'actions privilégiées rachetables, à dividende cumulatif, série 3. En outre, si la Société détermine qu'il y aurait moins de 1 000 000 d'actions privilégiées rachetables, à dividende cumulatif, série 3, en circulation à une date de conversion donnée, alors aucune action privilégiée rachetable, à dividende cumulatif, série 2, ne peut être convertie.
Dividende	Depuis le 1er août 2002, les dividendes en espèces privilégiés cumulatifs et variables sont payables mensuellement le 15e jour du mois, lorsque déclarés, à un taux annuel de dividende variable égal à 80 % du taux préférentiel canadien. Le taux de dividende variera en fonction de l'évolution du taux préférentiel et sera rajusté à la hausse ou à la baisse mensuellement à un niveau maximum mensuel de 4 % si le cours de l'action privilégiée rachetable, à dividende cumulatif, série 2, est inférieur à 24,90 $ CAN l'action ou supérieur à 25,10 $ CAN l'action.

12 000 000 D'ACTIONS PRIVILÉGIÉES RACHETABLES, À DIVIDENDE CUMULATIF, SÉRIE 3

Rachat	Rachetables, au gré de la Société, à 25,00 $ CAN l'action, le 1er août 2007 et le 1er août tous les cinq ans par la suite.
Conversion	Convertibles au gré du porteur, à raison de une pour une, le 1er août 2007 et le 1er août tous les cinq ans par la suite, en actions privilégiées rachetables, à dividende cumulatif, série 2. Quatorze jours avant la date de conversion, si la Société détermine, après avoir tenu compte de toutes les actions déposées aux fins de conversion par les porteurs, qu'il y aurait moins de 1 000 000 d'actions privilégiées rachetables, à dividende cumulatif, série 3, en circulation, les actions restantes doivent automatiquement être converties en un nombre égal d'actions privilégiées rachetables, à dividende cumulatif, série 2. En outre, si la Société détermine qu'il y aurait moins de 1 000 000 d'actions privilégiées, rachetables, à dividende cumulatif, série 2, en circulation à une date de conversion donnée, alors aucune action privilégiée rachetable, à dividende cumulatif, série 3, ne peut être convertie.
Dividende	Jusqu'au 31 juillet 2007, les actions privilégiées rachetables, à dividende cumulatif, série 3, donnent droit à des dividendes en espèces privilégiés cumulatifs fixes au taux de 5,476 %, ou 1,369 $ CAN l'action, par année, payables chaque trimestre le dernier jour de janvier, avril, juillet et octobre de chaque année selon un taux de 0,34225 $ CAN, lorsque déclarés. Pour chaque période de cinq ans subséquente, le taux de dividende annuel fixe calculé par la Société ne doit pas être inférieur à 80 % du rendement des obligations du gouvernement du Canada, comme défini dans les statuts constitutifs. Ces dividendes seront payables trimestriellement le dernier jour de janvier, avril, juillet et octobre, lorsque déclarés.

NOTE 11. CAPITAL SOCIAL (SUITE)

9 400 000 ACTIONS PRIVILÉGIÉES RACHETABLES, À DIVIDENDE CUMULATIF, SÉRIE 4

Rachat	Rachetables, au gré de la Société, en tout temps à compter du 31 mars 2007, à 26,00 $ CAN l'action si elles sont rachetées avant le 31 mars 2008; à 25,75 $ CAN l'action si elles sont rachetées à compter du 31 mars 2008 mais avant le 31 mars 2009; à 25,50 $ CAN si elles sont rachetées à compter du 31 mars 2009 mais avant le 31 mars 2010; à 25,25 $ CAN l'action si elles sont rachetées à compter du 31 mars 2010 mais avant le 31 mars 2011; et à 25,00 $ CAN l'action si elles sont rachetées à compter du 31 mars 2011.
Conversion	À compter du 31 mars 2007, la Société peut, sous réserve de l'approbation de la Bourse de Toronto ou de toute autre Bourse où les actions privilégiées rachetables, à dividende cumulatif, série 4, sont inscrites, en tout temps convertir la totalité ou une partie des actions privilégiées rachetables, à dividende cumulatif, série 4, en circulation, en actions classe B (droits de vote limités) entièrement libérées et non susceptibles d'appels subséquents de la Société. Le nombre d'actions classe B (droits de vote limités) en lesquelles chaque action privilégiée rachetable, à dividende cumulatif, série 4, peut être ainsi convertie sera déterminé en divisant le prix de rachat alors applicable, plus la totalité des dividendes cumulés et impayés jusqu'à la date de conversion exclusivement, par 2,00 $ CAN ou 95 % du cours moyen pondéré, selon le plus élevé des deux montants, des actions classe B (droits de vote limités) à la Bourse de Toronto pour la période de 20 jours de Bourse d'affilée se terminant le quatrième jour avant la date indiquée aux fins de la conversion ou, si ce quatrième jour n'est pas un jour de Bourse, le jour de Bourse précédant ce quatrième jour. La Société peut en tout temps, à son gré, créer une ou plusieurs autres séries d'actions privilégiées de la Société, en lesquelles les porteurs d'actions privilégiées rachetables, à dividende cumulatif, série 4, auraient le droit, mais non l'obligation, de convertir leurs actions à raison de une pour une.
Dividende	Les porteurs d'actions privilégiées rachetables, à dividende cumulatif, série 4, ont droit à des dividendes en espèces privilégiés cumulatifs fixes, lorsque déclarés, à un taux de 6,25 %, ou 1,5625 $ CAN l'action, par année, payables chaque trimestre le dernier jour de janvier, avril, juillet et octobre de chaque année selon un taux de 0,390625 $ CAN l'action.

Actions ordinaires

Les classes d'actions ordinaires suivantes, sans valeur nominale, sont autorisées aux 31 janvier 2007 et 2006:

1 892 000 000 ACTIONS CLASSE A (DROITS DE VOTE MULTIPLES)

Droits de vote	Dix votes chacune.
Conversion	Convertibles en tout temps, au gré du porteur, chacune en une action classe B (droits de vote limités).

1 892 000 000 ACTIONS CLASSE B (DROITS DE VOTE LIMITÉS)

Droits de vote	Un vote chacune.
Conversion	Convertibles chacune, au gré du porteur, en une action classe A (droits de vote multiples): i) si une offre faite aux porteurs des actions classe A (droits de vote multiples) est acceptée par l'actionnaire majoritaire actuel (la famille Bombardier) ou ii) si cet actionnaire majoritaire cesse de détenir plus de 50 % des actions classe A (droits de vote multiples) de la Société en circulation.
Dividende	Dividendes préférentiels non cumulatifs annuels de 0,0015625 $ CAN l'action, en priorité par rapport aux actions classe A (droits de vote multiples), payables chaque trimestre le dernier jour de janvier, avril, juillet et octobre de chaque année selon un taux de 0,000390625 $ CAN l'action, lorsque déclarés.

Relativement au régime d'unités d'actions fondé sur le rendement, la Société a fourni des instructions à un fiduciaire aux termes d'une convention de fiducie visant l'achat de 6 413 000 actions classe B (droits de vote limités) de la Société sur le marché libre pour 20 millions $ au cours de l'exercice 2007 (5 434 000 actions classe B pour 14 millions $ au cours de l'exercice 2006) (voir la note 12 – Régimes à base d'actions).

NOTE 12.
RÉGIMES À BASE D'ACTIONS

RÉGIMES D'OPTIONS D'ACHAT D'ACTIONS

En vertu de régimes d'options d'achat d'actions, des options sont attribuées aux employés clés pour l'achat d'actions classe B (droits de vote limités). Des options ont également été attribuées aux administrateurs jusqu'au 1er octobre 2003. Sur les 135 782 688 actions classe B (droits de vote limités) réservées aux fins d'émission, 60 650 446 étaient disponibles à ces fins au 31 janvier 2007 en vertu de ces régimes d'options d'achat d'actions. La Société n'a émis aucune action classe B (droits de vote limités) au cours des exercices 2007 et 2006 par suite de l'exercice d'options.

Régime d'options d'achat d'actions en vigueur, fondé sur le rendement– En date du 27 mai 2003, la Société a modifié, prospectivement, le régime d'options d'achat d'actions pour les employés clés. Ce régime a été de nouveau modifié prospectivement le 30 mars 2004 et s'applique à toutes les options attribuées en vertu du régime. Les modalités et conditions importantes du régime modifié sont les suivantes:

- Le prix d'exercice est égal au prix moyen pondéré des actions à la Bourse au cours des cinq jours de Bourse précédant la date d'attribution des options.
- Les droits rattachés aux options attribuées s'acquièrent à raison de 25 % par année au cours d'une période débutant un an après la date d'attribution. Cependant, des seuils de prix cibles prédéterminés doivent être atteints pour que les options puissent être exercées. Ces options peuvent être exercées si, au cours de la période de 12 mois précédant la date à laquelle les droits rattachés à ces options sont acquis, le prix moyen pondéré à la Bourse (sur une période de 21 jours de Bourse consécutifs) est supérieur ou égal au seuil de prix cible établi au moment où les options ont été attribuées. Si, au cours de cette période de 12 mois, le prix moyen pondéré à la Bourse n'a pas été atteint, le seuil de prix cible correspondant à la prochaine tranche de droits à acquérir s'appliquera.
- Au 31 janvier 2007, les prix cibles se situaient entre 4 $ CAN et 11 $ CAN l'option.
- Les options viennent à échéance au plus tard sept ans après leur date d'attribution.

L'information sur le régime d'options d'achat d'actions fondé sur le rendement se résumait comme suit au 31 janvier 2007:

	ÉMISES ET EN COURS			EXERÇABLES	
FOURCHETTES DE PRIX D'EXERCICE ($ CAN)	NOMBRE D'OPTIONS	DURÉE RÉSIDUELLE MOYENNE PONDÉRÉE (ANNÉES)	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)	NOMBRE D'OPTIONS	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)
2 à 4	18 712 500	5,30	3,12	2 678 750	3,07
4 à 6	10 281 500	4,35	4,33	19 750	5,52
6 à 7	359 000	4,08	6,83	89 750	6,83
	29 353 000			2 788 250	

NOTE 12. RÉGIMES À BASE D'ACTIONS (SUITE)

Le nombre d'options a varié comme suit pour les exercices :

	2007		2006	
	NOMBRE D'OPTIONS	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)	NOMBRE D'OPTIONS	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)
Solde au début de l'exercice	**23 216 000**	**3,72**	19 759 270	4,22
Attribuées	**7 792 500**	**3,23**	7 224 000	2,53
Annulées	**(1 655 500)**	**3,68**	(3 767 270)	4,08
Solde à la fin de l'exercice	**29 353 000**	**3,59**	23 216 000	3,72
Options exerçables à la fin de l'exercice	**2 788 250**	**3,21**	1 204 250	4,18

Régimes d'options d'achat d'actions antérieurs – Pour les options émises aux employés clés avant le 27 mai 2003 et les options émises aux administrateurs, le prix d'exercice est égal au prix moyen pondéré des actions au cours des cinq jours de Bourse précédant la date d'attribution des options. Les droits rattachés à ces options s'acquièrent à raison de 25 % par année au cours d'une période débutant deux ans après la date d'attribution, à l'exception de 80 000 options en cours attribuées aux administrateurs dont les droits s'acquièrent à raison de 20 % par année à compter de la date d'attribution. Les options viennent à échéance au plus tard dix ans après leur date d'attribution.

L'information sur ces options se résumait comme suit au 31 janvier 2007 :

	ÉMISES ET EN COURS			EXERÇABLES	
FOURCHETTES DE PRIX D'EXERCICE ($ CAN)	NOMBRE D'OPTIONS	DURÉE RÉSIDUELLE MOYENNE PONDÉRÉE (ANNÉES)	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)	NOMBRE D'OPTIONS	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)
5 à 7	2 229 400	2,78	6,06	1 979 400	6,17
7 à 10	902 000	0,99	8,13	902 000	8,13
10 à 12	5 034 500	2,23	10,77	5 034 500	10,77
12 à 15	2 753 000	5,06	14,51	2 090 750	14,48
15 à 25	4 337 250	3,63	20,10	4 337 250	20,10
	15 256 150			14 343 900	

Le nombre d'options a varié comme suit pour les exercices :

	2007		2006	
	NOMBRE D'OPTIONS	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)	NOMBRE D'OPTIONS	PRIX D'EXERCICE MOYEN PONDÉRÉ ($ CAN)
Solde au début de l'exercice	**30 107 900**	**11,58**	33 703 270	11,50
Annulées	**(9 349 750)**	**12,66**	(3 355 370)	11,32
Échues	**(5 502 000)**	**5,11**	(240 000)	3,77
Solde à la fin de l'exercice	**15 256 150**	**13,25**	30 107 900	11,58
Options exerçables à la fin de l'exercice	**14 343 900**	**13,33**	26 826 588	11,15

NOTE 12. RÉGIMES À BASE D'ACTIONS (SUITE)

CHARGE DE RÉMUNÉRATION À BASE D'ACTIONS RELATIVE AUX OPTIONS

La juste valeur moyenne pondérée à la date d'attribution des options d'achat d'actions attribuées au cours de l'exercice 2007 s'est établie à 1,44 $ l'option (0,81 $ l'option pour l'exercice 2006). La juste valeur de chaque option attribuée a été établie à l'aide d'un modèle modifié d'établissement de prix d'options de Black et Scholes, qui intègre les prix cibles liés au régime d'options d'achat d'actions fondé sur le rendement dans le calcul de la juste valeur, le cours de l'action à la date d'attribution et les hypothèses moyennes pondérées qui suivent pour les exercices :

	2007	2006
Taux d'intérêt sans risque	**4,20 %**	3,36 %
Durée prévue	**5 ans**	5 ans
Volatilité prévue du cours des actions	**53,01 %**	49,95 %
Taux de dividende prévu de l'action	**0,00 %**	1,20 %

Une charge de rémunération de 8 millions $ a été comptabilisée pour l'exercice 2007 relativement aux régimes d'options d'achat d'actions (5 millions $ au cours de l'exercice 2006).

Toutes les attributions accordées ou modifiées avant le 1er février 2003 ont été comptabilisées comme des opérations portant sur les capitaux propres. Par conséquent, aucune charge de rémunération n'est comptabilisée aux résultats relativement à ces attributions.

RÉGIME D'UNITÉS D'ACTIONS FONDÉ SUR LE RENDEMENT

Au cours de l'exercice 2006, le conseil d'administration de la Société a approuvé un régime d'unités d'actions fondé sur le rendement, en vertu duquel des unités d'actions fondées sur le rendement (« UAR ») peuvent être attribuées à des dirigeants et à d'autres employés désignés (« bénéficiaires »). Au cours de l'exercice 2007, l'émission d'un total de 4 500 000 UAR a été autorisée (4 180 000 UAR au cours de l'exercice 2006). Les UAR donnent aux porteurs le droit, à l'acquisition, de recevoir un certain nombre d'actions classe B (droits de vote limités) de la Société.

Le nombre d'UAR a varié comme suit pour les exercices :

	2007	2006
Solde au début de l'exercice	**4 014 082**	–
Attribuées	**4 314 500**	4 165 500
Annulées	**(288 196)**	(151 418)
Solde à la fin de l'exercice	**8 040 386**	4 014 082

- Les droits rattachés aux UAR attribuées au cours de l'exercice 2007 seront acquis le 7 juin 2009, si un seuil de rendement financier est atteint. Le ratio de conversion des UAR comportant des droits acquis varie de 70 % à 150 %.
- Les droits rattachés aux UAR attribuées au cours de l'exercice 2006 seront acquis le 10 juin 2008, si un seuil de rendement financier est atteint. Le ratio de conversion des UAR comportant des droits acquis varie de 70 % à 130 %.

La Société a fourni des instructions à un fiduciaire aux termes d'une convention de fiducie visant l'achat d'actions classe B (droits de vote limités) de la Société sur le marché libre (voir la note 11 – Capital social). Ces actions sont détenues en fiducie à l'intention des bénéficiaires jusqu'à ce que les droits rattachés aux UAR soient acquis ou annulés. Le coût d'achat a été déduit du capital social.

Une charge de rémunération de 7 millions $ a été comptabilisée au cours de l'exercice 2007 relativement au régime d'UAR (2 millions $ au cours de l'exercice 2006).

RÉGIME D'ACHAT D'ACTIONS À L'INTENTION DES EMPLOYÉS

En vertu du régime d'achat d'actions à l'intention des employés, les employés de la Société ont le droit d'acheter des actions classe B (droits de votes limités) de la Société jusqu'à concurrence de 20 % de leur salaire de base à hauteur d'un maximum annuel de 30 000 $ CAN par employé. Les cotisations de la Société au régime sont égales à 20 % de celles des employés. Les cotisations sont utilisées pour acheter des actions classe B (droits de votes limités) sur le marché libre à des dates de placement mensuelles ou autrement déterminées par la Société, mais au moins une fois par mois. La contribution de la Société au régime a totalisé 4 millions $ pour l'exercice 2007 (4 millions $ pour l'exercice 2006). Les actions achetées sont assujetties à une période de détention obligatoire de 12 mois qui doit être terminée à la date anniversaire du 1er janvier.

NOTE 13.
ÉCART DE CONVERSION

Les composantes de la variation nette de l'écart de conversion ont été comme suit pour les exercices :

	2007	2006
Solde au début de l'exercice	105 $	195 $
Incidence des fluctuations de taux de change au cours de l'exercice :		
Sur les placements nets dans des établissements étrangers autonomes	162	(163)
Sur les éléments de couverture désignés comme couvertures des placements nets dans des établissements étrangers autonomes, après impôts	(89)	73
Solde à la fin de l'exercice	178 $	105 $

NOTE 14. ÉLÉMENTS SPÉCIAUX

Les éléments spéciaux ont été comme suit pour les exercices :

	2007	2006
Indemnités de départ et autres coûts de cessation d'emploi pour départ involontaire	4 $	35 $
Autres[1]	20	53
	24	88
Recouvrement d'impôts sur les bénéfices	(2)	(11)
	22 $	77 $

1 Composés de frais de résiliation de contrats de location, de coûts environnementaux ainsi que d'autres coûts. Pour l'exercice 2006, composés aussi de gains non imposables réalisés lors de la vente de terrains et d'immeubles, totalisant 27 millions $.

Les éléments spéciaux ont trait aux activités de restructuration visant à réduire la structure de coûts de Transport. Le plan de restructuration est achevé. Les sorties de fonds nettes devraient totaliser 452 millions $, dont 394 millions $ étaient déboursés au 31 janvier 2007. Les sorties de fonds nettes se sont établies à 77 millions $ pour l'exercice 2007 (170 millions $ pour l'exercice 2006).

NOTE 15. REVENUS DE FINANCEMENT ET DÉPENSES DE FINANCEMENT

Les revenus de financement et les dépenses de financement de la Société ont été comme suit pour les exercices :

	2007	2006
Revenus de financement		
Espèces et quasi-espèces	(71) $	(55) $
Prêts et créances liées à des contrats de location – après incidence des instruments de couverture	(65)	(93)
Dividendes sur actions privilégiées	(7)	–
Titres déposés en garantie	(4)	–
Autres	(10)	(8)
	(157) $	(156) $
Dépenses de financement		
Intérêts débiteurs – dette à long-terme, après incidence des instruments de couverture	287 $	276 $
Désactualisation de certaines obligations liées aux mesures incitatives à la vente	54	65
Autres	34	22
	375 $	363 $

NOTE 16.
IMPÔTS SUR LES BÉNÉFICES

Les impôts sur les bénéfices reportés reflètent l'incidence fiscale nette des écarts temporaires entre la valeur comptable des actifs et des passifs aux fins de la présentation de l'information financière et leur valeur aux fins fiscales. Les principales composantes de l'actif (du passif) d'impôts sur les bénéfices reportés de la Société étaient les suivantes aux 31 janvier :

	2007	2006
Reports prospectifs de pertes d'exploitation	**1 738 $**	1 763 $
Garanties et autres provisions	**535**	558
Stocks	**440**	196
Obligation au titre des prestations constituées	**164**	155
Actifs incorporels	**22**	22
Immobilisations corporelles	**(313)**	(360)
Autres	**2**	(1)
	2 588	2 333
Provision pour moins-value	**(1 775)**	(1 689)
Montant net	**813 $**	644 $

Le montant net des impôts sur les bénéfices reportés présenté aux bilans consolidés était comme suit aux 31 janvier :

	2007	2006
Actif d'impôts reportés	**813 $**	653 $
Passif d'impôts reportés	**–**	(9)
	813 $	644 $

Les impôts sur les bénéfices attribués aux activités poursuivies se détaillent comme suit pour les exercices :

	2007	2006
Impôts sur les bénéfices exigibles		
Canada	**93 $**	81 $
Étranger	**86**	72
	179	153
Impôts sur les bénéfices reportés		
Écarts temporaires et reports prospectifs de pertes d'exploitation	**(44)**	(21)
Incidence des variations du taux d'imposition pratiquement en vigueur	**2**	(20)
Moins-value des actifs d'impôts sur les bénéfices reportés	**125**	38
Constatation d'économies fiscales non comptabilisées antérieurement	**(170)**	(135)
	(87)	(138)
Impôts sur les bénéfices	**92 $**	15 $

NOTE 16. IMPÔTS SUR LES BÉNÉFICES (SUITE)

Le rapprochement des impôts sur les bénéfices attribués aux activités poursuivies calculés aux taux d'imposition canadiens en vigueur de 32,8 % pour l'exercice 2007 et de 32,0 % pour l'exercice 2006 et de la charge d'impôts sur les bénéfices s'établit comme suit pour les exercices :

	2007	2006
Impôts sur les bénéfices aux taux prévus par la loi	**110 $**	48 $
Augmentation (diminution) imputable aux éléments suivants :		
Écart des taux d'imposition de sociétés émettrices étrangères	**(38)**	(44)
Réévaluation des impôts sur les bénéfices reportés libellés en devises	**6**	(25)
Économies fiscales non comptabilisées découlant de pertes et d'écarts temporaires de sociétés émettrices étrangères	**106**	41
Moins-value des actifs d'impôts sur les bénéfices reportés	**125**	38
Constatation d'économies fiscales non comptabilisées antérieurement	**(170)**	(135)
Écarts permanents	**(60)**	108
Incidence des variations du taux d'imposition pratiquement en vigueur	**2**	(20)
Autres	**11**	4
Impôts sur les bénéfices	**92 $**	15 $

Les pertes d'exploitation nettes reportées prospectivement et d'autres écarts temporaires, qui sont disponibles pour réduire le bénéfice imposable futur de certaines filiales et pour lesquels une provision pour moins-value a été constatée, ainsi que la période au cours de laquelle ils peuvent être utilisés, étaient les suivants au 31 janvier 2007 :

Moins d'un an	56 $
De 1 an à 5 ans	267
De 6 à 10 ans	399
Sans date d'échéance	4 578
	5 300 $

Environ 1,5 milliard $ des reports prospectifs de pertes d'exploitation nettes et autres écarts temporaires présentés ci-dessus se rapportent aux acquisitions d'entreprises. Toute constatation ultérieure de ces économies d'impôts futurs sera enregistrée à titre de réduction de l'écart d'acquisition lié à ces acquisitions.

Environ 2 milliards $ des pertes d'exploitation reportées prospectivement susmentionnées ont trait aux activités de la Société en Allemagne, où des impôts sur les bénéfices minimums sont payables sur 40 % du revenu imposable.

De plus, la Société dispose d'environ 500 millions $ de pertes en capital nettes dont la majorité peuvent être reportées prospectivement indéfiniment. Les pertes en capital nettes peuvent uniquement être déduites des gains en capital imposables futurs et, de ce fait, aucune économie d'impôts sur les bénéfices reportés n'a été comptabilisée.

Les bénéfices non distribués des filiales étrangères de la Société sont considérés réinvestis indéfiniment et, par conséquent, aucune charge d'impôts sur les bénéfices n'a été comptabilisée à leur égard. Si ces bénéfices étaient distribués sous forme de dividendes ou autrement, la Société pourrait être assujettie à des retenues d'impôts à la source.

NOTE 17. BÉNÉFICE PAR ACTION

Le bénéfice par action de base et dilué a été calculé comme suit pour les exercices :

(Nombre d'actions et d'options d'achat d'actions en milliers)	**2007**	2006
Bénéfice découlant des activités poursuivies	**243 $**	135 $
Dividendes sur actions privilégiées, après impôts	**(28)**	(25)
Bénéfice découlant des activités poursuivies attribué aux porteurs d'actions ordinaires	**215**	110
Bénéfice découlant des activités abandonnées, après impôts	**25**	114
Bénéfice attribué aux porteurs d'actions ordinaires	**240 $**	224 $

Nombre moyen pondéré d'actions ordinaires en circulation	**1 742 628**	1 748 429
Effet net des options d'achat d'actions	**1 822**	–
Nombre dilué moyen pondéré d'actions ordinaires en circulation	**1 744 450**	1 748 429
Bénéfice par action de base et dilué :		
Découlant des activités poursuivies	**0,12 $**	0,06 $
Découlant des activités abandonnées	**0,01**	0,07
	0,14 $	0,13 $

L'incidence de l'exercice des options d'achat d'actions a été exclue du calcul du bénéfice dilué par action dans le tableau ci-dessus, à l'exception de 6 565 250 options sur actions pour l'exercice 2007, étant donné que la valeur marchande moyenne des actions sous-jacentes était inférieure au prix d'exercice ou aux seuils de prix de marché cibles prédéterminés des actions classe B (droits de vote limités) de la Société pour les périodes présentées.

NOTE 18. VARIATION NETTE DES SOLDES HORS CAISSE LIÉS À L'EXPLOITATION

La variation nette des soldes hors caisse liés à l'exploitation s'établissait comme suit pour les exercices :

	2007	2006
Débiteurs	**(60) $**	(194) $
Financement d'avions	**198**	306
Stocks	**(47)**	143
Frais reportés – programme de multipropriété	**(120)**	(128)
Créditeurs et frais courus	**(86)**	(90)
Avances et facturations progressives en excédent des coûts connexes	**159**	(80)
Revenus reportés – programme de multipropriété	**162**	162
Obligation au titre des prestations constituées, montant net	**11**	(14)
Autres actifs	**(38)**	6
	179 $	111 $

NOTE 19. INSTRUMENTS FINANCIERS

La Société est exposée à des fluctuations de taux de change et de taux d'intérêt. La Société est partie à un certain nombre d'instruments financiers dérivés, principalement des contrats de change à terme, des swaps de taux d'intérêt, des swaps combinés de taux d'intérêt et de devises et des garanties de taux d'intérêt plafonds pour couvrir une tranche de ses risques de change et de taux d'intérêt. Ces instruments financiers dérivés servent à gérer les risques de change et de taux d'intérêt à l'égard des actifs, passifs et engagements financiers ainsi que des flux de trésorerie prévus en devises.

RISQUE DE CHANGE

Contrats de change à terme–Les contrats de change à terme, par principale monnaie, étaient les suivants aux 31 janvier :

2007

MONNAIE D'ACHAT	MONTANT NOMINAL[1]	ÉQUIVALENT EN DOLLARS AMÉRICAINS	MONNAIE DE VENTE	TAUX[2]	ÉCHÉANCE (EXERCICE)
CAD	**3 748**	**3 179**	USD	**1,1477**	**2008-2010**
SEK	**5 968**	**856**	EUR	**9,0616**	**2008-2011**
GBP	**355**	**697**	USD	**0,5445**	**2008-2010**
EUR	**479**	**622**	USD	**0,7672**	**2008-2011**
USD	**575**	**575**	CAD	**0,8467**	**2008**
SEK	**3 050**	**438**	GBP	**13,0732**	**2008-2011**
EUR	**313**	**407**	GBP	**1,4697**	**2008-2012**
CHF	**494**	**396**	EUR	**1,5779**	**2008-2010**
USD	**384**	**384**	**Autres**	**–**	**2008-2010**
USD	**217**	**217**	EUR	**1,3094**	**2008-2011**
Autres	**503**	**503**	**Autres**	**–**	**2008-2011**
Autres	**251**	**251**	EUR	**–**	**2008-2010**

1 Les montants nominaux sont exprimés en monnaie d'achat, à l'exception de ceux des catégories « Autres », qui sont exprimés en dollars américains.
2 Le taux représente le taux de change moyen pondéré confirmé.

2006

MONNAIE D'ACHAT	MONTANT NOMINAL[1]	ÉQUIVALENT EN DOLLARS AMÉRICAINS	MONNAIE DE VENTE	TAUX[2]	ÉCHÉANCE (EXERCICE)
CAD	3 679	3 216	USD	1,2399	2007-2010
EUR	1 288	1 565	USD	0,8135	2007-2011
GBP	406	723	USD	0,5604	2007-2008
SEK	3 751	493	EUR	9,2754	2007-2010
EUR	383	466	GBP	1,4402	2007-2012
CHF	522	408	EUR	1,5264	2007-2010
USD	340	340	CAD	0,7664	2007-2008
SEK	2 496	328	GBP	12,847	2007-2011
USD	206	206	Autres	–	2007-2010
USD	174	174	EUR	1,2331	2007-2011
Autres	455	455	Autres	–	2007-2011
Autres	189	189	EUR	–	2007-2009

1 Les montants nominaux sont exprimés en monnaie d'achat, à l'exception de ceux des catégories « Autres », qui sont exprimés en dollars américains.
2 Le taux représente le taux de change moyen pondéré confirmé.

NOTE 19. INSTRUMENTS FINANCIERS (SUITE)

- Pour Aéronautique, les contrats de change à terme sont principalement utilisés pour vendre des dollars américains et acheter des dollars canadiens et des livres sterling afin de couvrir les flux de trésorerie prévus en devises.
- Pour Transport, les contrats de change à terme sont principalement utilisés pour vendre ou acheter des euros, des livres sterling, des dollars américains, des francs suisses, des dollars canadiens et des devises d'autres pays de l'Europe de l'Ouest afin de couvrir les flux de trésorerie prévus en devises.

RISQUE DE TAUX D'INTÉRÊT

Swaps de taux d'intérêt–Les swaps de taux d'intérêt étaient les suivants aux 31 janvier :

2007

MONTANT NOMINAL[1] (ÉQUIVALENT EN DOLLARS AMÉRICAINS)	MONNAIE	TAUX À RECEVOIR[2]	TAUX À PAYER[2]	ÉCHÉANCE (EXERCICE)	ÉLÉMENT COUVERT
		TAUX FIXE	TAUX VARIABLE		
800(1040)	**EUR**	**7,25 %**	**EURIBOR 6 mois + 3,36 %**	**2017**	**Dette à long terme**
550	**USD**	**6,75 %**	**LIBOR 3 mois + 2,28 %**	**2013**	**Dette à long terme**
500	**USD**	**6,30 %**	**LIBOR 3 mois + 1,60 %**	**2015**	**Dette à long terme**
200(392)	**GBP**	**6,75 %**	**LIBOR 6 mois + 1,85 %**	**2010**	**Dette à long terme[3]**
385	**USD**	**8,00 %**	**LIBOR 3 mois + 2,91 %**	**2015**	**Dette à long terme**
		TAUX VARIABLE	TAUX FIXE		
34(67)	**GBP**	**LIBOR 3 mois**	**5,61 %**	**2013**	**Engagements financiers**
13	**Autres**	**CDOR ou LIBOR**	**6,13 %–13,54 %**	**2009-2012**	**Engagements financiers**
47	**Autres**	**LIBOR ou EURIBOR**	**5,52 %–8,69 %**	**2010-2016**	**Financement provisoire**

1 Les montants nominaux sont exprimés en monnaie d'origine, à l'exception de ceux des catégories « Autres », qui sont exprimés en dollars américains.
2 LIBOR : taux interbancaire offert à Londres; EUROLIBOR : taux interbancaire offert en Europe; CDOR : taux offert pour les dépôts canadiens.
3 La dette à long terme est liée à BC.

2006

MONTANT NOMINAL[1] (ÉQUIVALENT EN DOLLARS AMÉRICAINS)	MONNAIE	TAUX À RECEVOIR	TAUX À PAYER	ÉCHÉANCE (EXERCICE)	ÉLÉMENT COUVERT
		TAUX FIXE	TAUX VARIABLE		
500(608)	EUR	6,13 %	EUROLIBOR 6 mois + (3,01 %–3,69 %)	2008	Dette à long terme[2]
550	USD	6,75 %	LIBOR 3 mois + 2,28 %	2013	Dette à long terme
500	USD	6,30 %	LIBOR 3 mois + 1,60 %	2015	Dette à long terme
450	USD	2,07 %–2,15 %	LIBOR 1 mois	2007	Dette à long terme[2]
200(356)	GBP	6,75 %	LIBOR 6 mois + 1,85 %	2010	Dette à long terme[2]
220	USD	4,96 %	LIBOR 1 mois	2008	Dette à long terme[2]
200(175)	CAD	6,35 %	CDOR 1 mois + 3,42 %	2007	Dette à long terme[2]
		TAUX VARIABLE	TAUX FIXE		
120	USD	LIBOR 1 mois	5,24 %–5,28 %	2023	Financement provisoire
89	USD	LIBOR 6 mois	6,61 %	2014	Engagements financiers
33(59)	GBP	LIBOR 3 mois	5,62 %	2013	Engagements financiers
19	USD	LIBOR 1 mois + 5,24 %	8,69 %	2016	Financement à long terme
17	USD	LIBOR 1 mois	5,02 %	2019	Financement provisoire
26	Autres	CDOR, LIBOR ou EUROLIBOR	5,08 %–7,97 %	2007-2014	Financement à long terme
18	Autres	CDOR ou LIBOR	6,13 %–12,28 %	2009-2012	Engagements financiers

1 Les montants nominaux sont exprimés en monnaie d'origine, à l'exception de ceux des catégories « Autres », qui sont exprimés en dollars américains.
2 La dette à long terme est liée à BC.

NOTE 19. INSTRUMENTS FINANCIERS (SUITE)

Swaps combinés de taux d'intérêt et de devises–Les swaps combinés de taux d'intérêt et de devises étaient les suivants aux 31 janvier:

2007

DEVISES À RECEVOIR	MONTANT NOMINAL	DEVISES À PAYER	MONTANT NOMINAL	TAUX À RECEVOIR	TAUX À PAYER	ÉCHÉANCE (EXERCICE)	ÉLÉMENT COUVERT
GBP	100	USD	164	6,75 %	LIBOR 1 mois + 2,28 %	2010	Dette à long terme[1]
USD	164	EUR	124	LIBOR 1 mois + 2,28 %	EUROLIBOR 6 mois + 2,40 %	2010	Placements nets à l'étranger
USD	385	EUR	299	LIBOR 3 mois	EUROLIBOR 3 mois + 0,30 %	2015	Placements nets à l'étranger
GBP	19	USD	20	Taux fixe	LIBOR 6 mois	2019	Contrat de location-exploitation
AUD	95	GBP	38	6,39 %	5,32 %	2012	Placements nets à l'étranger

1 La dette à long terme est liée à BC.

2006

DEVISES À RECEVOIR	MONTANT NOMINAL	DEVISES À PAYER	MONTANT NOMINAL	TAUX À RECEVOIR	TAUX À PAYER	ÉCHÉANCE (EXERCICE)	ÉLÉMENT COUVERT
GBP	100	USD	164	6,75 %	LIBOR 1 mois + 2,28 %	2010	Dette à long terme[1]
USD	164	EUR	124	LIBOR 1 mois + 2,28 %	EUROLIBOR 6 mois + 2,40 %	2010	Placements nets à l'étranger

1 La dette à long terme est liée à BC.

Garanties de taux d'intérêt plafonds–Le montant nominal des garanties de taux d'intérêt plafonds totalisait 321 millions $ au 31 janvier 2007 (340 millions $ au 31 janvier 2006). Les taux d'intérêt prévus se comparent au LIBOR pour un mois et s'échelonnent entre 2,22 % et 5,70 %. Les montants nominaux sont amortis mensuellement jusqu'à l'exercice 2013, lorsque la dernière garantie en cours prend fin.

JUSTE VALEUR DES INSTRUMENTS FINANCIERS

La juste valeur des instruments financiers pour lesquels la valeur comptable présentée diffère de la juste valeur était comme suit aux 31 janvier:

		2007		2006
	VALEUR COMPTABLE	JUSTE VALEUR	VALEUR COMPTABLE	JUSTE VALEUR
Titres déposés en garantie	1 129 $	1 134 $	– $	– $
Prêts et créances liées aux contrats de location[1]	802	797	1 179	1 265
Dette à long terme	5 080	5 075	4 747	4 589
Instruments financiers dérivés:				
Contrats de change à terme				
Favorables	6	83	14	296
Défavorables	(4)	(137)	(10)	(130)
Garanties de taux d'intérêt plafonds	–	23	–	29
Swaps[2]				
Favorables	33	44	28	36
Défavorables	(9)	(107)	(7)	(48)

1 Inclus dans Financement d'avions.
2 Comprennent les swaps de taux d'intérêt et les swaps combinés de taux d'intérêt et de devises.

NOTE 19. INSTRUMENTS FINANCIERS (SUITE)

Les justes valeurs présentées sont fondées sur l'information dont la direction disposait aux 31 janvier 2007 et 2006. La juste valeur estimative de certains instruments financiers a été calculée à partir de l'information disponible sur le marché ou d'après d'autres méthodes d'évaluation qui exigent l'exercice d'un jugement considérable dans l'interprétation des données du marché et l'élaboration des estimations. Par conséquent, les estimations figurant dans les présentes ne sont pas nécessairement représentatives des montants que la Société pourrait obtenir dans un échange aux conditions actuelles du marché. L'utilisation d'autres hypothèses ou d'autres méthodes d'évaluation pourrait avoir une incidence importante sur les justes valeurs estimatives.

La juste valeur des instruments financiers a été établie comme suit :

- *Espèces et quasi-espèces, débiteurs, créditeurs et frais courus*–La valeur comptable présentée aux bilans consolidés se rapproche de la juste valeur.
- *Prêts et créances liées à des contrats de location*–La juste valeur des prêts à taux variable et des créances liées à des contrats de location dont le taux est fréquemment révisé et qui ne présentent pas de variation importante du risque de crédit se rapproche de leur valeur comptable. La juste valeur des prêts et des créances liées à des contrats de location à taux fixe est estimée par l'analyse des flux de trésorerie actualisés, au moyen de taux d'intérêt applicables à des actifs financiers comportant des modalités semblables à ceux des emprunteurs et de qualité de crédit similaire.
- *Dette à long terme*–La juste valeur de la dette à long terme est évaluée à l'aide de cours publics ou d'analyses de flux de trésorerie actualisés d'après des taux d'emprunt actuels qui s'appliquent à des emprunts semblables. La juste valeur de la dette à long terme librement négociée est obtenue auprès de courtiers en placements.
- *Instruments financiers dérivés*–La juste valeur reflète généralement les montants estimatifs que la Société recevrait au règlement de contrats favorables ou serait tenue de payer afin de mettre fin aux contrats défavorables à la date du bilan. Des cours de courtiers en valeurs mobilières sont obtenus des banquiers de la Société pour la plupart des instruments financiers dérivés de la Société.

Relativement à l'adoption de nouvelles normes comptables à l'égard des instruments financiers, avec prise d'effet au premier trimestre de l'exercice 2008, la Société conçoit de nouveaux modèles d'évaluation de la juste valeur de certaines composantes à long terme de ses prêts et de ses créances liées à des contrats de location, et de ses créditeurs et frais courus. L'évaluation de la juste valeur de ces instruments financiers au 31 janvier 2007 était effectuée selon différentes techniques d'évaluation de la juste valeur. Par conséquent, les justes valeurs qui seront utilisées relativement à l'adoption des nouvelles règles comptables à l'égard des instruments financiers différeront des justes valeurs présentées ci-dessus et ces écarts pourraient être importants.

RISQUE DE CRÉDIT

En plus du risque de crédit décrit ailleurs dans les présents états financiers consolidés, la Société est exposée à des risques liés à la nature hors bilan des instruments financiers dérivés, où un manquement d'une contrepartie entraînerait des pertes économiques sur les contrats favorables. Cependant, les contreparties à ces instruments financiers dérivés sont des institutions financières de premier ordre qui, selon la Société, respecteront leurs obligations contractuelles.

NOTE 20.
AVANTAGES SOCIAUX FUTURS

Régimes de retraite à prestations déterminées–La Société offre plusieurs régimes de retraite à prestations déterminées capitalisés et non capitalisés, au Canada comme à l'étranger, à la majorité de ses employés. Les prestations déterminées offertes en vertu des régimes des salariés sont habituellement fondées sur le salaire et les années de service. Certains des régimes à l'intention des salariés horaires offrent des prestations fondées sur des montants établis pour chaque année de service.

L'évaluation actuarielle la plus récente aux fins de la capitalisation des régimes de retraite capitalisés de la Société, à l'exclusion des régimes du Royaume-Uni, a été préparée en date du 31 décembre 2005. La prochaine évaluation actuarielle sera effectuée au cours des deuxième et troisième trimestres de l'exercice 2008, avec date effective du 31 décembre 2006. Les dates d'évaluation actuarielle les plus récentes aux fins de la capitalisation des régimes du Royaume-Uni s'échelonnent entre décembre 2004 et décembre 2005. Les prochaines évaluations actuarielles exigées se feront entre décembre 2007 et juin 2008.

Régimes de retraite à cotisations déterminées–La Société offre des régimes de retraite à cotisations déterminées, au Canada comme à l'étranger, à une tranche de ses employés, principalement chez Aéronautique. Les cotisations déterminées sont fondées sur un pourcentage du salaire.

NOTE 20. AVANTAGES SOCIAUX FUTURS (SUITE)

Avantages complémentaires de retraite–La Société offre des régimes d'avantages postérieurs à l'emploi et postérieurs au départ à la retraite. Ces régimes se composent de régimes d'invalidité à long terme auto-assurés au Canada et de couverture d'assurance maladie complémentaire de retraite et de prestations d'assurance vie, principalement au Canada et aux États-Unis.

Le tableau suivant présente l'actif et le passif au titre des prestations constituées comptabilisés dans les bilans consolidés aux 31 janvier :

Montants comptabilisés			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Actif au titre des prestations constituées						
Régimes de retraite	**368 $**	**93 $**	**461 $**	293 $	91 $	384 $
Passif au titre des prestations constituées						
Régimes de retraite	**(58) $**	**(628) $**	**(686) $**	(56) $	(539) $	(595) $
Avantages complémentaires de retraite	**(258)**	**(51)**	**(309)**	(233)	(49)	(282)
	(316) $	**(679) $**	**(995) $**	(289) $	(588) $	(877) $

RÉGIMES DE RETRAITE À PRESTATIONS DÉTERMINÉES

Les principales hypothèses actuarielles ayant servi à déterminer l'obligation au titre des prestations constituées et le coût des avantages étaient comme suit (hypothèses moyennes pondérées au 31 décembre, date de mesure précédant la fin de l'exercice) :

Hypothèses actuarielles			2007			2006
(EN POURCENTAGE)	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Obligation au titre des prestations constituées						
Taux d'actualisation	**5,00**	**4,99**	**4,99**	5,00	4,61	4,77
Taux de croissance des salaires	**3,50**	**3,72**	**3,64**	3,25	3,53	3,43
Coût des avantages						
Taux d'actualisation	**5,00**	**4,61**	**4,77**	6,00	5,06	5,39
Taux de rendement à long terme prévu de l'actif des régimes	**7,15**	**7,30**	**7,23**	7,12	7,26	7,20
Taux de croissance des salaires	**3,25**	**3,53**	**3,43**	3,50	3,61	3,57

NOTE 20. AVANTAGES SOCIAUX FUTURS (SUITE)

Les tableaux suivants présentent les variations de l'obligation au titre des prestations constituées pour les périodes de douze mois terminées les 31 décembre, date de mesure précédant la fin de l'exercice, ainsi que leur répartition entre les principaux pays aux 31 décembre :

Obligation au titre des prestations constituées			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Obligation au début de la période	2 434 $	3 733 $	6 167 $	1 843 $	3 404 $	5 247 $
Coût des services rendus au cours de la période	88	118	206	60	106	166
Intérêts débiteurs	123	180	303	112	171	283
Cotisations des participants aux régimes	22	26	48	21	28	49
Modifications des régimes	60	(152)	(92)	11	(3)	8
Perte actuarielle (gain actuariel)	(20)	(134)	(154)	289	338	627
Prestations versées	(102)	(107)	(209)	(88)	(107)	(195)
Compression	–	(3)	(3)	–	(10)	(10)
Règlement	–	(11)	(11)	–	(10)	(10)
Incidence des fluctuations de taux de change	(76)	309	233	186	(184)	2
Obligation à la fin de la période	2 529 $	3 959 $	6 488 $	2 434 $	3 733 $	6 167 $

	2007	2006
Royaume-Uni	2 771 $	2 530 $
Canada	2 529	2 434
États-Unis	449	445
Allemagne	400	382
Suisse	177	220
Autres	162	156
	6 488 $	6 167 $

Actifs des régimes			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Juste valeur au début de la période	1 783 $	2 133 $	3 916 $	1 402 $	1 919 $	3 321 $
Rendement réel des actifs des régimes	243	220	463	159	228	387
Cotisations de la Société	199	176	375	153	174	327
Cotisations des participants aux régimes	22	26	48	21	28	49
Prestations versées	(102)	(107)	(209)	(88)	(107)	(195)
Règlement	–	(7)	(7)	–	(10)	(10)
Incidence des fluctuations de taux de change	(62)	190	128	136	(99)	37
Juste valeur à la fin de la période	2 083 $	2 631 $	4 714 $	1 783 $	2 133 $	3 916 $

	2007	2006
Royaume-Uni	2 085 $	1 664 $
Canada	2 083	1 783
États-Unis	356	291
Suisse	163	154
Autres	27	24
	4 714 $	3 916 $

NOTE 20. AVANTAGES SOCIAUX FUTURS (SUITE)

Le rapprochement entre la situation de capitalisation des régimes de retraite et les montants présentés aux bilans consolidés était comme suit aux 31 janvier:

Situation de capitalisation			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Juste valeur des actifs des régimes	**2 083 $**	**2 631 $**	**4 714 $**	1 783 $	2 133 $	3 916 $
Obligation au titre des prestations constituées	**(2 529)**	**(3 959)**	**(6 488)**	(2 434)	(3 733)	(6 167)
Situation de capitalisation – déficit	**(446)**	**(1 328)**	**(1 774)**	(651)	(1 600)	(2 251)
Perte actuarielle nette non amortie	**625**	**936**	**1 561**	812	1 145	1 957
Coûts des services passés non amortis	**117**	**(156)**	**(39)**	64	(1)	63
Cotisations versées en janvier	**14**	**13**	**27**	12	8	20
Actifs (passifs) au titre des prestations constituées	**310 $**	**(535) $**	**(225) $**	237 $	(448) $	(211) $

Le tableau précédent inclut les régimes pour lesquels l'obligation au titre des prestations constituées excède les actifs des régimes, comme suit:

Obligation au titre des prestations constituées en excédent des actifs des régimes			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Juste valeur des actifs des régimes	**1 390 $**	**2 335 $**	**3 725 $**	1 300 $	1 976 $	3 276 $
Obligation au titre des prestations constituées	**(1 912)**	**(3 679)**	**(5 591)**	(1 996)	(3 603)	(5 599)
	(522) $	**(1 344) $**	**(1 866) $**	(696) $	(1 627) $	(2 323) $

Les actifs des régimes sont détenus en fiducie et leurs répartitions moyennes pondérées étaient comme suit au 31 décembre, date de mesure:

Actifs des régimes	RÉPARTITION VISÉE		RÉPARTITION RÉELLE
CATÉGORIE D'ACTIFS	2008	**2007**	2006
Espèces et quasi-espèces	2 %	**5 %**	4 %
Titres de participation cotés en Bourse	58 %	**60 %**	62 %
Titres à revenu fixe cotés en Bourse	35 %	**35 %**	34 %
Actifs d'infrastructure et immobiliers mondiaux	5 %	**–**	–

Aux 31 décembre 2006 et 2005, les titres de participation cotés en Bourse n'incluaient pas d'actions de la Société.

NOTE 2C. AVANTAGES SOCIAUX FUTURS (SUITE)

Les composantes du coût des avantages ont été les suivants pour les exercices :

Coût des avantages			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Coût des services rendus au cours de l'exercice	**88 $**	**118 $**	**206 $**	60 $	106 $	166 $
Intérêts débiteurs	**123**	**180**	**303**	112	171	283
Rendement réel des actifs des régimes	**(243)**	**(220)**	**(463)**	(159)	(228)	(387)
Perte actuarielle (gain actuariel)	**(20)**	**(134)**	**(154)**	289	338	627
Modifications des régimes	**60**	**(152)**	**(92)**	11	(3)	8
Perte (gain) de compression	**1**	**–**	**1**	–	(6)	(6)
Autres	**–**	**–**	**–**	–	1	1
Coût des avantages avant rajustements pour tenir compte de la nature à long terme des régimes	**9**	**(208)**	**(199)**	313	379	692
Écart entre le rendement réel et le rendement prévu des actifs des régimes	**115**	**62**	**177**	56	94	150
Écart entre la perte actuarielle réelle (le gain actuariel réel) et le montant comptabilisé	**56**	**230**	**286**	(265)	(288)	(553)
Écart entre les modifications aux régimes et les montants comptabilisés	**(53)**	**155**	**102**	(5)	3	(2)
Coût des avantages comptabilisé	**127 $**	**239 $**	**366 $**	99 $	188 $	287 $

RÉGIMES DE RETRAITE À COTISATIONS DÉTERMINÉES

Les cotisations en espèces aux régimes de retraite à cotisations déterminées, qui correspondent au coût comptabilisé des prestations, se sont établies à 22 millions $ pour l'exercice 2007 (26 millions $ pour l'exercice 2006).

AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Les principales hypothèses actuarielles utilisées pour calculer l'obligation au titre des prestations constituées et le coût des avantages étaient comme suit (hypothèses moyennes pondérées au 31 décembre, date de mesure précédant la fin de l'exercice) :

Hypothèses actuarielles			2007			2006
(EN POURCENTAGE)	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Obligation au titre des prestations constituées						
Taux d'actualisation	**5,00**	**5,57**	**5,08**	5,00	5,32	5,04
Taux de croissance des salaires	**3,50**	**3,93**	**3,62**	3,25	3,92	3,43
Coût des avantages						
Taux d'actualisation	**5,00**	**5,32**	**5,04**	6,00	5,75	5,96
Taux de croissance des salaires	**3,25**	**3,92**	**3,43**	3,50	4,00	3,64

NOTE 20. AVANTAGES SOCIAUX FUTURS (SUITE)

Au 31 décembre 2006, il était prévu que le taux de croissance du coût des soins de santé, qui est un taux annuel moyen pondéré d'augmentation des prestations pour soins de santé et soins dentaires couverts par personne, serait de 9,5 %, diminuant à 5,5 % d'ici l'exercice 2011 pour demeurer à ce niveau pour tous les participants. Une variation de un point de pourcentage du taux de croissance ou de décroissance prévu aurait les effets suivants :

	AUGMENTATION DE UN POINT DE POURCENTAGE	DIMINUTION DE UN POINT DE POURCENTAGE
Effet sur l'obligation au titre des prestations constituées	30 $	(35) $
Effet sur le coût des avantages comptabilisé	2 $	(4) $

Les tableaux suivants présentent les variations de l'obligation au titre des prestations constituées pour les périodes de douze mois terminées les 31 décembre, date de mesure précédant la fin de l'exercice, ainsi que leur répartition entre les principaux pays aux 31 décembre :

Obligation au titre des prestations constituées			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Obligation au début de la période	**361 $**	**59 $**	**420 $**	270 $	58 $	328 $
Coût des services rendus au cours de la période	**11**	**2**	**13**	9	2	11
Intérêts débiteurs	**16**	**3**	**19**	15	3	18
Modifications des régimes	**(40)**	**–**	**(40)**	(1)	–	(1)
Perte actuarielle (gain actuariel)	**6**	**(6)**	**–**	53	1	54
Prestations versées	**(14)**	**(2)**	**(16)**	(13)	(3)	(16)
Gain de compression	**–**	**–**	**–**	–	(1)	(1)
Incidence des fluctuations de taux de change	**(10)**	**1**	**(9)**	28	(1)	27
Obligation à la fin de la période	**330 $**	**57 $**	**387 $**	361 $	59 $	420 $

	2007	2006
Canada	**330 $**	361 $
États-Unis	**37**	40
Royaume-Uni	**13**	12
Autres	**7**	7
	387 $	420 $

Le rapprochement entre la situation de capitalisation des régimes d'avantages complémentaires de retraite et les montants présentés aux bilans consolidés était comme suit pour les exercices :

Situation de capitalisation			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Déficit	**(330) $**	**(57) $**	**(387) $**	(361) $	(59) $	(420) $
Perte actuarielle nette non amortie	**112**	**6**	**118**	129	10	139
Coûts des services passés non amortis	**(41)**	**–**	**(41)**	(2)	–	(2)
Prestations versées en janvier	**1**	**–**	**1**	1	–	1
Passifs au titre des prestations constituées	**(258) $**	**(51) $**	**(309) $**	(233) $	(49) $	(282) $

NOTE 20. AVANTAGES SOCIAUX FUTURS (SUITE)

Les composantes du coût des avantages ont été les suivants pour les exercices :

Coût des avantages			2007			2006
	CANADA	ÉTRANGER	TOTAL	CANADA	ÉTRANGER	TOTAL
Coût des services rendus au cours de l'exercice	**11 $**	**2 $**	**13 $**	9 $	2 $	11 $
Intérêts débiteurs	**16**	**3**	**19**	15	3	18
Perte actuarielle (gain actuariel)	**6**	**(6)**	**–**	53	1	54
Modifications des régimes	**(40)**	**–**	**(40)**	(1)	–	(1)
Gain de compression	**–**	**–**	**–**	–	(1)	(1)
Coût des avantages avant rajustements pour tenir compte de la nature à long terme des régimes	**(7)**	**(1)**	**(8)**	76	5	81
Écart entre la perte actuarielle réelle de l'exercice et le montant comptabilisé	**6**	**5**	**11**	(39)	–	(39)
Écart entre les modifications aux régimes et les montants comptabilisés	**39**	**–**	**39**	1	–	1
Coût des avantages comptabilisé	**38 $**	**4 $**	**42 $**	38 $	5 $	43 $

NOTE 21.
ENGAGEMENTS ET ÉVENTUALITÉS

En plus des engagements et éventualités décrits ailleurs dans les présents états financiers consolidés, la Société est soumise à d'autres risques hors bilan. Le tableau suivant présente le risque éventuel maximal pour chaque groupe important de risques aux 31 janvier. Le risque éventuel maximal ne reflète pas le montant des déboursés prévus par la Société.

Certains de ces risques hors bilan sont aussi présentés à la note 22 – Entités à détenteurs de droits variables.

		2007		2006
	RISQUE ÉVENTUEL MAXIMAL	PROVISIONS ET OBLIGATIONS[1]	RISQUE ÉVENTUEL MAXIMAL	PROVISIONS ET OBLIGATIONS[1]
Ventes d'avions				
Crédit (a)	**1 407 $**		1 409 $	
Valeur résiduelle (a)	**2 727**		2 565	
Risques mutuellement exclusifs[2]	**(915)**		(892)	
Total des risques de crédit et de valeur résiduelle	**3 219 $**	**756 $**	3 082 $	952 $
Engagements de reprise (b)	**894**	**5**	494	1
Obligations de rachat conditionnelles (c)	**1 031**	**–**	1 202	–
Autres[3]				
Crédit et valeur résiduelle (f)	**182**	**–**	170	–
Obligations de rachat (g)	**182**	**75**	165	70
Garanties d'exécution (h)	**129**	**–**	938	–

1 Incluses dans les Créditeurs et frais courus.
2 Certaines garanties portant sur la valeur résiduelle ne peuvent être exercées que lorsque les garanties de crédit sont venues à échéance sans être exercées et, par conséquent, les montants de ces garanties ne doivent pas être additionnés pour établir le risque combiné maximal de la Société.
3 En outre, la Société a aussi fourni d'autres garanties (voir la rubrique i) ci-après).

NOTE 21. ENGAGEMENTS ET ÉVENTUALITÉS (SUITE)

Le risque maximal de la Société relatif aux garanties de crédit et aux garanties portant sur la valeur résiduelle, dans le cadre de ventes d'avions, représente la valeur nominale de ces garanties compte non tenu de l'avantage net prévu découlant de la valeur estimative des avions et autres actifs disponibles pour réduire le risque de la Société en vertu de ces garanties. Des provisions pour pertes anticipées ont été établies pour tenir compte des risques liés à ces garanties après avoir pris en considération l'incidence de la valeur estimative de revente des avions, laquelle est fondée sur des évaluations indépendantes de tiers, du produit anticipé d'autres actifs couvrant de tels risques ainsi que des passifs pouvant servir à couvrir ces risques. Le produit anticipé de la vente des actifs donnés en sûreté devrait couvrir l'ensemble des risques de crédit et de valeur résiduelle de la Société, compte tenu des provisions et passifs déjà constitués.

VENTES D'AVIONS

a) Garanties de crédit et garanties portant sur la valeur résiduelle – La Société peut fournir des garanties de crédit sous forme de garanties de paiements de loyer et de remboursements de prêts, ainsi que des services liés à la recommercialisation d'avions. Ces garanties sont émises surtout au profit de certains prestataires de financement à des clients et viennent à échéance au cours de diverses périodes jusqu'à 2025. La presque totalité du soutien financier comportant un risque de crédit potentiel est liée à des clients exploitant des lignes aériennes commerciales. Le risque de crédit relatif à trois de ces clients représentait 61 % du total du risque de crédit maximal au 31 janvier 2007.

En outre, la Société peut offrir une garantie portant sur la valeur résiduelle d'avions à une date convenue par les parties, habituellement à la date d'échéance des ententes de financement et de location connexes. Les ententes comprennent habituellement des restrictions d'exploitation comme l'utilisation maximale et les exigences minimales en matière d'entretien. Cette garantie prévoit un paiement limité par contrat au bénéficiaire de la garantie, qui représente généralement un pourcentage de la première perte par rapport à une valeur garantie. Dans la plupart des cas, une réclamation en vertu de ces garanties ne peut être faite qu'à la revente des avions sous-jacents à un tiers.

Le tableau suivant résume les garanties portant sur la valeur résiduelle en cours au 31 janvier 2007 ainsi que la période pendant laquelle elles peuvent être exercées :

Moins d'un an	44 $
De 1 an à 5 ans	232
De 6 à 10 ans	730
De 11 à 15 ans	1 180
Par la suite	541
	2 727 $

b) Engagements de reprise – Relativement à la signature de commandes fermes visant la vente d'avions neufs, la Société conclut des engagements de reprise à prix déterminé avec certains clients. Ces engagements confèrent aux clients le droit de remettre leur avion d'occasion à titre de paiement partiel de l'avion neuf acheté.

Les engagements de reprise de la Société étaient les suivants au 31 janvier 2007 :

Moins d'un an	367 $
De 1 an à 3 ans	493
Par la suite	34
	894 $

La Société comptabilise l'écart entre le prix déterminé de l'avion de reprise et sa juste valeur à la date de signature d'une commande ferme à titre de réduction des revenus de fabrication à la livraison de l'avion connexe. Les variations ultérieures de la juste valeur de l'avion repris sont comptabilisées dans le Coût des ventes lorsqu'elles se produisent.

La juste valeur de l'avion de reprise est déterminée au moyen d'évaluations tant externes qu'internes, y compris l'information recueillie sur la vente d'avions semblables sur le marché secondaire.

NOTE 21. ENGAGEMENTS ET ÉVENTUALITÉS (SUITE)

c) Obligations de rachat conditionnelles–Dans le cadre de la vente d'un premier avion neuf, la Société contracte des obligations de rachat conditionnelles auprès de certains clients. En vertu de ces obligations, la Société accepte de racheter le premier avion neuf pour un montant préétabli, pendant une période prédéterminée ou à des dates préétablies, sous réserve de l'achat d'un deuxième avion neuf. Le rachat du premier avion neuf par la Société est conditionnel à une entente future, acceptable pour les deux parties, visant la vente du deuxième avion neuf. Au moment où la Société signe une entente visant la vente du deuxième avion neuf et que le client exerce son droit de payer partiellement le deuxième avion neuf en remettant le premier avion neuf à la Société, une obligation de rachat conditionnelle devient un engagement de reprise comme il est décrit plus haut. Aucune provision n'est constituée au titre des obligations de rachat conditionnelles jusqu'à ce qu'elles deviennent des engagements de reprise.

Les obligations de rachat conditionnelles de la Société, à la date d'exercice la plus rapprochée, étaient les suivantes au 31 janvier 2007:

Moins d'un an	736 $
De 1 an à 3 ans	226
De 4 à 5 ans	34
Par la suite	35
	1 031 $

d) Options de vente multipropriété–En vertu du programme nord-américain de multipropriété *Flexjet*, la Société offre à ses clients l'option de revendre leurs parts d'avion à la juste valeur estimative au cours d'une période prédéterminée à compter de la date d'achat. L'engagement de la Société visant le rachat de parts d'avion fondé sur les justes valeurs actuelles estimatives totalisait 733 millions $ au 31 janvier 2007 (573 millions $ au 31 janvier 2006). Étant donné que le prix d'achat est établi à la juste valeur estimative des parts d'avion lorsque l'option est exercée, la Société n'encourt pas de risque hors bilan lié à ces options.
e) Engagements de financement–La Société s'est engagée à consentir du financement dans le cadre de la vente future d'avions dont les livraisons sont prévues d'ici l'exercice 2013. Les engagements financiers totaux de la Société totalisaient 1,7 milliard $ au 31 janvier 2007, déduction faite des arrangements de financement de tiers existants (2,2 milliards $ au 31 janvier 2006). La Société réduit ses risques de taux d'intérêt et de crédit en incluant des modalités et des conditions aux engagements de financement qui doivent être satisfaites par les parties faisant l'objet de la garantie avant que ces dernières puissent bénéficier de l'engagement de la Société, et en concluant des garanties de taux d'intérêt plafonds.

AUTRES GARANTIES

f) Garanties de crédit et garanties portant sur la valeur résiduelle–Dans le cadre de la vente de certains matériels de transport sur rail, la Société a fourni une garantie de crédit à l'égard de paiements de loyers totalisant 46 millions $ aux 31 janvier 2007 et 2006. Cette garantie vient à échéance en 2026 et est relative à un client. De plus, au 31 janvier 2007, la Société a offert des garanties portant sur la valeur résiduelle totalisant 136 millions $ à la date d'échéance de certaines ententes de financement et autres conventions (124 millions $ au 31 janvier 2006), principalement liées à Transport. La plupart de ces garanties peuvent être exercées en 2012.
g) Obligations de rachat–La Société a offert à certains prestataires de financement de Transport, le droit, sous certaines conditions, de revendre du matériel à la Société à des prix prédéterminés. Un montant de 182 millions $ au 31 janvier 2007 (165 millions $ au 31 janvier 2006) est lié à deux ententes en vertu desquelles la Société peut être tenue, à compter de l'exercice 2009, de racheter le matériel aux prestataires de financement en cas de défaut de paiement de la part du client. En outre, à trois dates distinctes, à compter de l'exercice 2009, la Société peut également être tenue de racheter le matériel. Dans le cadre de cet engagement, des fonds ont été déposés par le client dans des comptes de dépôt en garantie, lesquels, avec l'intérêt cumulé, devraient suffire à couvrir entièrement le risque de la Société.
h) Garanties d'exécution–Pour certains projets exécutés dans le cadre de consortiums ou de partenariats de Transport, tous les partenaires sont conjointement et solidairement responsables face au client. Dans le cours normal des affaires en vertu de ces obligations conjointes et solidaires, ou dans le cadre de garanties d'exécution qui peuvent être émises à cet égard, chaque partenaire est généralement responsable face à un client de tout manquement des autres partenaires. Ces projets prévoient normalement des contre-indemnités entre partenaires. Ces obligations et garanties s'étendent habituellement jusqu'à l'acceptation du produit final par le client. Le risque maximal de la Société relatif aux projets pour lesquels le risque de la Société comporte un plafond totalisait 48 millions $ au 31 janvier 2007 (178 millions $ au 31 janvier 2006). Pour les projets ne comportant pas de plafond

NOTE 21. ENGAGEMENTS ET ÉVENTUALITÉS (SUITE)

de risque pour la Société, ce risque est déterminé en fonction de la part de la valeur totale du contrat revenant aux partenaires de la Société. Selon cette méthode, le risque de la Société totaliserait 81 millions $ au 31 janvier 2007 (760 millions $ au 31 janvier 2006). Ces obligations et garanties conjointes et solidaires ont rarement été invoquées par le passé.
i) Autres–Dans le cours normal de ses affaires, la Société a conclu des ententes comprenant des indemnités en faveur de tiers, principalement des indemnités fiscales. Ces ententes ne contiennent généralement pas de limites spécifiques à l'égard de la responsabilité de la Société et, par conséquent, il n'est pas possible d'évaluer le risque éventuel maximal de la Société à l'égard de ces indemnités.

OPÉRATIONS DE CESSION-BAIL

La Société a conclu des opérations de cession-bail avec des tiers principalement liées à des avions d'occasion et d'autre matériel.

Les paiements minimums exigibles en vertu de baux pour les cinq prochains exercices et par la suite sont comme suit :

	LOYERS	GARANTIES PORTANT SUR LA VALEUR RÉSIDUELLE	TOTAL
2008	17 $	13 $	30 $
2009	10	44	54
2010	3	–	3
2011	3	–	3
2012	3	–	3
Par la suite	10	–	10
	46 $	57 $	103 $

Les paiements minimums comprennent 21 millions $ pour les avions d'occasion et 25 millions $ pour d'autres types de matériel.
La dépense de loyer relative aux arrangements de cession-bail a été de 12 millions $ pour l'exercice 2007 (83 millions $ pour l'exercice 2006).

CONTRATS DE LOCATION-EXPLOITATION

La Société loue des bâtiments et du matériel et a pris en charge des contrats de location-exploitation d'avions relativement à la vente d'avions neufs. Les paiements minimums s'y rattachant pour les cinq prochains exercices et par la suite sont comme suit :

	BÂTIMENTS ET MATÉRIEL	AVIONS	GARANTIES PORTANT SUR LA VALEUR RÉSIDUELLE	TOTAL
2008	73 $	23 $	– $	96 $
2009	73	22	–	95
2010	53	15	–	68
2011	45	10	–	55
2012	40	8	–	48
Par la suite	242	4	56	302
	526 $	82 $	56 $	664 $

La dépense de loyer liée aux contrats de location-exploitation a été de 129 millions $ pour l'exercice 2007 (165 millions $ pour l'exercice 2006).

NOTE 21. ENGAGEMENTS ET ÉVENTUALITÉS (SUITE)

AUTRES ENGAGEMENTS

La Société a des engagements en vertu d'ententes visant à impartir une part importante de sa fonction de technologies de l'information chez Aéronautique et Transport ainsi que des services de logistique à un prestataire de services logistiques pour les entrepôts centraux de pièces de rechange de Aéronautique. Les paiements minimums s'y rattachant pour les cinq prochains exercices et par la suite sont comme suit:

2008	208 $
2009	202
2010	196
2011	49
2012	26
Par la suite	129
	810 $

La Société reçoit un soutien financier de divers paliers gouvernementaux, dont le soutien financier lié au développement d'avions. Certains de ces programmes de soutien financier exigent que la Société verse des montants aux gouvernements, au moment de la livraison du produit, lorsque est atteint un niveau minimal convenu de ventes de produits connexes. Si le niveau minimal convenu n'est pas atteint, aucun montant n'est payable aux gouvernements. La Société comptabilise le montant payable aux gouvernements au moment où le produit donnant lieu à ce paiement est livré. Le soutien gouvernemental résiduel non actualisé à remboursement conditionnel, principalement fondé sur les livraisons futures d'avions, totalisait 481 millions $ au 31 janvier 2007 (535 millions $ au 31 janvier 2006). Le montant remboursable uniquement fondé sur le total des quantités restantes de programmes d'avions était de 207 millions $ au 31 janvier 2007 (226 millions $ au 31 janvier 2006).

ENTENTE AVEC UN FOURNISSEUR

Au cours de l'exercice 2007, la Société a conclu une entente avec Mitsubishi Heavy Industries of Japan (« MHI »), un fournisseur de composants d'avions, en vue de transférer la production de certains composants de biturbopropulseur *Q400* aux installations de fabrication de la Société à Belfast, à Montréal et à Querétaro, au Mexique, et à la Shenyang Aircraft Corporation en Chine. Dans le cadre de cette entente, MHI a effectué un paiement de 84 millions $ à la Société relativement au transfert de la production. Par conséquent, la Société a comptabilisé au cours de l'exercice 2007 un gain du même montant dans le Coût des ventes.

LITIGES

Le 7 février 2005, le Teamsters Local 445 Freight Division Pension Fund a intenté un recours collectif devant la cour de district américaine du Southern District of New York contre la Société, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation (« BCMSC ») et autres pour violations présumées des lois fédérales sur les valeurs mobilières relatives aux certificats de titres de premier rang / subordonnés avec flux identiques de série 2000-A (Senior/Subordinated Pass-Through Certificates, Series 2000-A) de BCMSC échéant le 15 janvier 2030. Le 15 avril 2005, les plaignants ont déposé un recours modifié. Les modifications comprennent l'inclusion de tous les acheteurs sur le marché secondaire de certificats de titres de premier rang / subordonnés avec flux identiques de série 1998-A, de série 1998-B, de série 1998-C, de série 1999-A, de série 1999-B, de série 2000-A et de série 2000-B de BCMSC comme composante de la demande de recours collectif. Bien que la Société ne puisse prédire l'issue d'un litige, selon l'information actuellement disponible, la Société a l'intention de défendre vigoureusement sa position.

La Société est aussi défenderesse dans certaines actions judiciaires en suspens devant divers tribunaux en matière de responsabilité de produits et de différends contractuels avec des clients et d'autres tiers. La Société a l'intention de se défendre avec vigueur dans ces causes.

Bien que la Société ne puisse prédire l'issue des actions judiciaires en suspens au 31 janvier 2007, selon les informations actuellement disponibles, la direction est d'avis que la résolution de ces actions judiciaires n'aura pas d'incidence importante sur sa situation financière.

NOTE 22. ENTITÉS À DÉTENTEURS DE DROITS VARIABLES

Le tableau suivant résume par secteur les principales EDDV dans lesquelles la Société détenait des droits variables aux 31 janvier:

	2007		2006	
	ACTIF	PASSIF	ACTIF	PASSIF
Aéronautique				
Structures de financement liées à la vente d'avions régionaux	**6 985 $**	**4 245 $**	6 946 $	4 106 $
Structure de cession-bail	**13**	**13**	15	15
Transport				
Partenariats	**5 993**	**5 450**	4 805	4 326
Garantie de soutien à la vente	**579**	**572**	529	523
Comptes de dépôt en garantie	**75**	**75**	70	70
	13 645	**10 355**	12 365	9 040
Moins actifs et passifs des EDDV consolidées:				
Structures de financement liées à la vente d'avions régionaux	**8**	**7**	67	65
Structure de cession-bail	**13**	**13**	15	15
Comptes de dépôt en garantie	**75**	**75**	70	70
	96	**95**	152	150
Actifs et passifs des EDDV non consolidées	**13 549 $**	**10 260 $**	12 213 $	8 890 $

Les passifs comptabilisés par suite de la consolidation de certaines EDDV ne constituent pas des droits additionnels sur les actifs généraux de la Société. Ils représentent plutôt des droits sur des actifs particuliers des EDDV consolidées. Par ailleurs, les actifs constatés par suite de la consolidation de certaines EDDV ne représentent pas des actifs additionnels qui pourraient être utilisés pour satisfaire à des réclamations visant les actifs généraux de la Société. La consolidation de la dette résultant de l'application de la NOC-15 est exclue du calcul du ratio financier de la Société pour les structures existant avant le 1er mai 2004 ou lorsque la dette des EDDV consolidées est sans recours contre la Société pour les structures constituées à compter du 1er mai 2004. La totalité de la dette consolidée renvoie aux structures qui existaient avant le 1er mai 2004. En outre, la consolidation d'EDDV n'entraîne pas de changement au titre des risques liés au crédit et à la fiscalité et des risques de nature juridique de la Société.

AÉRONAUTIQUE

Structures de financement liées à la vente d'avions régionaux–La Société a offert des garanties de crédit ou des garanties portant sur la valeur résiduelle, ou les deux, à certaines structures d'accueil créées uniquement i) pour acheter des avions régionaux de la Société et pour louer ces avions à des sociétés aériennes; et ii) pour acheter des actifs financiers liés à la vente d'avions régionaux.

En général, ces structures d'accueil sont financées par une dette à long terme consentie par des tiers et par du capital émis à des porteurs de titres non liés qui profitent d'incitatifs fiscaux. L'avion est cédé en garantie de la dette à long terme de la structure d'accueil. Les droits variables de la Société liés à ces structures d'accueil prennent la forme de garanties de crédit, de garanties portant sur la valeur résiduelle, de prêts subordonnés et de droits résiduels. La Société offre également des services de gestion à certaines de ces structures d'accueil en contrepartie d'honoraires au prix du marché.

La Société a conclu que la plupart des structures d'accueil sont des EDDV et qu'elle est le principal bénéficiaire d'une d'entre elles seulement, laquelle a été consolidée. Pour toutes les autres structures d'accueil, la consolidation ne convient pas en vertu de la NOC-15. Le risque éventuel maximal de la Société à l'égard de ces structures d'accueil non consolidées s'élevait à 2,1 milliards $, pour lequel 418 millions $ en provisions et passifs pouvaient servir à couvrir ce risque au 31 janvier 2007 (respectivement 2,1 milliards $ et 551 millions $ au 31 janvier 2006). Le risque maximal de la Société en vertu de ces garanties est présenté à la note 21–Engagements et éventualités.

NOTE 22. ENTITÉS À DÉTENTEURS DE DROITS VARIABLES (SUITE)

RASPRO–En septembre 2005, une opération de titrisation de 1,7 milliard $ a été conclue afin de fournir un financement sous forme de baux à long terme visant 70 avions régionaux. Dans le cadre de cette opération, la Société a fourni des améliorations de crédit et pris une participation subordonnée. En outre, la Société fournit des services de gestion en contrepartie d'honoraires au prix du marché. Du produit brut de 1,7 milliard $, une tranche d'environ 500 millions $ a été affectée au paiement de tiers dans le cadre de structures de financement provisoire hors bilan. Compte tenu du paiement de dépenses et d'autres paiements, la Société a reçu environ 1,0 milliard $.

Après la clôture de l'opération de titrisation, il a été décelé que les flux de trésorerie de la structure RASPRO seraient différents des prévisions. Le 13 juillet 2006, la Société et son mandataire, Wachovia Capital Markets, LLC, ont convenu de certaines mesures qui doivent être prises afin de rajuster les flux de trésorerie de RASPRO. Ces mesures consistent essentiellement en des paiements additionnels qui ont été ou qui seront faits à la structure RASPRO par diverses parties (y compris des parties non affiliées à la Société). La participation de la Société à ces paiements additionnels a consisté en l'achat, le 13 juillet 2006, de droits totalisant 23 millions $ dans une tranche du produit de la valeur résiduelle de certains avions financés par la structure RASPRO.

En outre, après le 31 janvier 2007, la Société a achevé les modalités de son soutien financier indirect en faveur d'une agence gouvernementale relativement au soutien direct de l'agence en faveur de la structure RASPRO et d'autres structures de financement liées à la vente d'avions régionaux.

Les éléments susmentionnés n'ont pas eu d'incidence importante sur les états financiers de la Société.

TRANSPORT

Partenariats–La Société est devenue partie à des partenariats, en vue de fournir du matériel de transport sur rail, des travaux de génie civil et des services à long terme connexes, comme l'exploitation et l'entretien du matériel de transport sur rail.

La participation de la Société à des entités créées dans le cadre de ces partenariats se fait surtout au moyen de placements en actions ou en titres d'emprunt subordonnés, ou les deux, et de contrats de fabrication, de vente et de service à long terme. La Société a conclu que certaines de ces entités sont des EDDV, mais qu'elle n'en est pas le principal bénéficiaire. Par conséquent, ces entités n'ont pas été consolidées. La Société continue de comptabiliser ces investissements à la valeur de consolidation, constatant sa quote-part du bénéfice net ou de la perte nette d'après les modalités du contrat de partenariat.

Garanties de soutien à la vente–En août 1998, la Société a donné des garanties portant sur la valeur résiduelle de rames automotrices électriques et diesels vendues à Lombard Leasing Contracts Limited (« Lombard »). En vertu d'une structure de location-exploitation, Lombard loue des trains à un tiers exploitant. La Société a conclu que Lombard est une EDDV, mais que la Société n'en est pas le principal bénéficiaire. Par conséquent, cette entité n'a pas été consolidée. Le risque maximal de la Société par suite de sa participation dans Lombard est limité à ses garanties portant sur la valeur résiduelle totalisant 134 millions $ au 31 janvier 2007 (124 millions $ au 31 janvier 2006). Le risque maximal de la Société découlant de ces garanties est présenté à la note 21–Engagements et éventualités.

Comptes de dépôt en garantie–Relativement à la vente de certains éléments de matériel de transport sur rail effectuée par Adtranz avant son acquisition par la Société en mai 2001, les acquéreurs ont reçu le droit, dans certaines conditions, de revendre le matériel à la Société à des prix prédéterminés à trois dates distinctes, à compter de l'exercice 2009. En outre, la Société peut être tenue, à compter de l'exercice 2009, et en cas de défaut de paiement de la part du client au prestataire de financement, de racheter le matériel.

Par suite de ces engagements, Fabian Investments Limited et Lineal Investments Limited ont été créées, et des fonds ont été déposés dans un compte de dépôt en garantie par le locataire du matériel. Ces fonds, ainsi que l'intérêt cumulé, devraient suffire à couvrir entièrement le risque de la Société. La Société a conclu que ces structures d'accueil sont des EDDV et qu'elle en est le principal bénéficiaire. Par conséquent, ces structures d'accueil ont été consolidées. Leurs actifs, consistant en encaisse affectée, sont présentés dans les Autres actifs, et leurs passifs, constitués de provisions à l'égard des obligations de rachat de la Société, sont inclus dans les provisions et les passifs présentés à la note 21–Engagements et éventualités.

NOTE 23.
RECLASSEMENT

Certains chiffres comparatifs ont été reclassés afin de rendre leur présentation conforme à celle du présent exercice.

NOTE 24.
INFORMATION SECTORIELLE

La Société compte deux secteurs isolables: Aéronautique et Transport. Chaque secteur isolable offre différents produits et services et nécessite des technologies et des stratégies de marketing distinctes.

AÉRONAUTIQUE	TRANSPORT
Aéronautique est un constructeur d'avions d'affaires, d'avions régionaux et d'avions amphibies et un prestataire de services connexes. Il offre une famille complète de biréacteurs régionaux et de biturbopropulseurs régionaux ainsi qu'un vaste éventail d'avions d'affaires. Il propose également le programme de multipropriété Flexjet, des programmes donnant droit à des heures de vol, des services de logistique de pièces, des services techniques, des services d'entretien d'avions et des services de formation au pilotage.	Transport est le chef de file mondial dans la fabrication de matériel de transport sur rail et la prestation de services connexes en plus d'offrir une gamme complète de véhicules de transport-passagers, de locomotives, de véhicules légers sur rail et de systèmes de navettes automatisées. Il propose aussi des bogies, des systèmes de propulsion électrique et de contrôle, des systèmes de transport et fournit des systèmes de contrôle ferroviaire. Transport est également un prestataire de services d'entretien.

Les conventions comptables des secteurs sont les mêmes que celles décrites dans le sommaire des principales conventions comptables.

La direction évalue le rendement sectoriel selon le bénéfice avant revenus de financement et dépenses de financement et impôts sur les bénéfices. Les dépenses du siège social sont allouées aux secteurs, généralement selon leurs revenus respectifs. Les actifs sectoriels nets excluent les espèces et quasi-espèces, les titres déposés en garantie, les impôts sur les bénéfices reportés et les actifs détenus à des fins de vente, et sont présentés déduction faite des créditeurs et frais courus (excluant les intérêts à payer et les impôts sur les bénéfices), les avances et facturations progressives en excédent des coûts connexes, les revenus reportés du programme de multipropriété et le passif au titre des prestations constituées.

Les tableaux contenant le détail de l'information sectorielle se trouvent ci-après.

NOTE 24. INFORMATION SECTORIELLE (SUITE)

SECTEUR D'ACTIVITÉ

		BOMBARDIER INC. CONSOLIDÉ		AÉRONAUTIQUE		TRANSPORT	
	NOTES	**2007**	2006	**2007**	2006	**2007**	2006
Revenus							
Fabrication		**10 446 $**	10 708 $	**6 380 $**	6 352 $	**4 066 $**	4 356 $
Services		**2 697**	2 537	**1 293**	1 208	**1 404**	1 329
Autres		**1 673**	1 481	**557**	527	**1 116**	954
		14 816	14 726	**8 230**	8 087	**6 586**	6 639
Coût des ventes		**12 685**	12 719	**7 013**	6 925	**5 672**	5 794
Frais de vente et d'administration		**863**	842	**408**	398	**455**	444
Recherche et développement		**173**	175	**78**	92	**95**	83
Amortissement		**518**	545	**409**	406	**109**	139
Éléments spéciaux	14	**24**	88	**–**	–	**24**	88
		14 263	14 369	**7 908**	7 821	**6 355**	6 548
Bénéfice découlant des activités poursuivies avant revenus de financement et dépenses de financement, et impôts sur les bénéfices		**553 $**	357 $	**322 $**	266 $	**231 $**	91 $
Actifs nets sectoriels		**3 447 $**	3 637 $	**2 845 $**	3 205 $	**602 $**	432 $
Passifs alloués aux secteurs :							
Créditeurs et frais courus[1]		**6 615**	6 645				
Avances et facturations progressives en excédent des coûts connexes		**2 443**	2 191				
Revenus reportés – programme de multipropriété		**487**	325				
Passif au titre des prestations constituées		**995**	877				
Actifs non alloués aux secteurs :							
Espèces et quasi-espèces		**2 648**	2 917				
Titres déposés en garantie		**1 129**	–				
Impôts sur les bénéfices reportés		**813**	653				
Actifs détenus à des fins de vente		**–**	237				
Total des actifs consolidés		**18 577 $**	17 482 $				
Acquisitions d'immobilisations corporelles		**344 $**	329 $	**264 $**	228 $	**80 $**	101 $

1 Exclut les intérêts et les impôts sur les bénéfices à payer totalisant respectivement 109 millions $ et 115 millions $ au 31 janvier 2007 (130 millions $ et 91 millions $ au 31 janvier 2006) qui n'étaient pas alloués aux secteurs.

NOTE 24. INFORMATION SECTORIELLE (SUITE)

INFORMATION GÉOGRAPHIQUE

	REVENUS [1]		IMMOBILISATIONS CORPORELLES, ACTIFS INCORPORELS, ET ÉCART D'ACQUISITION [2]	
	2007	2006	**2007**	2006
États-Unis	**4 746 $**	5 810 $	**270 $**	391 $
Allemagne	**1 558**	1 529	**1 384**	1 287
Royaume-Uni	**1 419**	1 573	**817**	714
France	**890**	707	**32**	34
Italie	**682**	387	**135**	127
Espagne	**587**	346	**8**	8
Canada	**559**	825	**1 809**	1 975
Autres – Europe	**1 578**	1 515	**872**	809
Autres – Asie	**1 342**	1 001	**18**	18
Autres – Amériques	**761**	649	**11**	10
Autres – Océanie	**386**	314	**7**	7
Autres – Afrique	**308**	70	**–**	–
	14 816 $	14 726 $	**5 363 $**	5 380 $

1 Les revenus sont attribués aux pays d'après l'emplacement du client.

2 Les immobilisations corporelles et actifs incorporels sont attribués aux pays d'après l'emplacement des actifs. L'écart d'acquisition est attribué aux pays d'après la répartition par la Société du prix d'acquisition.

PRINCIPALES PLACES D'AFFAIRES

BOMBARDIER INC.

BOMBARDIER INC.
Siège social
800, boul. René-Lévesque Ouest
Montréal (Québec)
Canada H3B 1Y8
Téléphone: +1 514 861-9481
Télécopieur: +1 514 861-7053

BOMBARDIER INC.
Services immobiliers
2505, rue des Nations
Bureau 200
Saint-Laurent (Québec)
Canada H4R 3C8
Téléphone: +1 514 335-9511
Télécopieur: +1 514 335-7007

BOMBARDIER AÉRONAUTIQUE

BOMBARDIER AÉRONAUTIQUE
Centre administratif
400, chemin de la Côte-Vertu Ouest
Dorval (Québec)
Canada H4S 1Y9
Téléphone: +1 514 855-5000
Télécopieur: +1 514 855-7401

BOMBARDIER AÉRONAUTIQUE
Site de Toronto
123, boul. Garratt
Toronto (Ontario)
Canada M3K 1Y5
Téléphone: +1 416 633-7310
Télécopieur: +1 416 375-4546

BOMBARDIER AÉRONAUTIQUE
Avions régionaux
123, boul. Garratt
Toronto (Ontario)
Canada M3K 1Y5
Téléphone: +1 416 633-7310
Télécopieur: +1 416 375-4546

BOMBARDIER AÉRONAUTIQUE
Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
États-Unis
Téléphone: +1 316 946-2000
Télécopieur: +1 316 946-2220

BOMBARDIER AÉRONAUTIQUE
Short Brothers plc
Airport Road
Belfast BT3 9DZ
Irlande du Nord
Téléphone: +44 2890 458 444
Télécopieur: +44 2890 733 396

BOMBARDIER AÉRONAUTIQUE
Formation à l'aviation militaire
8575, chemin Côte-de-Liesse
Saint-Laurent (Québec)
Canada H4T 1G5
Téléphone: +1 514 344-6620
Télécopieur: +1 514 344-7099

BOMBARDIER AÉRONAUTIQUE
Avions amphibies
3400, rue Douglas-B. Floréani
Saint-Laurent (Québec)
Canada H4S 1V2
Téléphone: +1 514 855-5000
Télécopieur: +1 514 855-7604

BOMBARDIER AÉRONAUTIQUE
Flexjet
3400 Waterview Parkway, Suite 400
Richardson, Texas 75080
États-Unis
Téléphone: +1 800 353-9538
(sans frais, Amérique du Nord seulement)
Télécopieur: +1 972 720-2435

BOMBARDIER AÉRONAUTIQUE
Bombardier Skyjet International Limited
Farnborough Airport
Farnborough
Hampshire, GU14 6XA
Royaume-Uni
Téléphone: +44 12 5252 6630
Télécopieur: +44 12 5252 6631

BOMBARDIER AÉRONAUTIQUE
Skyjet International – Asie-Pacifique
Central Plaza
18 Harbour Road, Suite 2003A
Wanchai, Hong Kong
Chine
Téléphone: +852 2151 3059
Télécopieur: +852 2151 4059

BOMBARDIER AÉRONAUTIQUE
Skyjet International – Moyen-Orient
Dubai Airport Free Zone
PO Box 32072
Dubaï
Émirats Arabes Unis
Téléphone: +971 4 601 6350
Télécopieur: +971 4 299 7819

BOMBARDIER AÉRONAUTIQUE
Skyjet
3400 Waterview Parkway, Suite 400
Richardson, Texas 75080
États-Unis
Téléphone: +1 888-2-SKYJET
(sans frais, Amérique du Nord seulement)
Télécopieur: +1 469 791-4470

BOMBARDIER CAPITAL INC.
261 Mountain View Drive, 4th Floor
Colchester, Vermont 05446
États-Unis
Téléphone: +1 800 949-5568
Télécopieur: +1 802 764-5226

BOMBARDIER TRANSPORT

BOMBARDIER TRANSPORT
Centre mondial
Schöneberger Ufer 1
10785 Berlin
Allemagne
Téléphone: +49 30 986 07 0
Télécopieur: +49 30 986 07 2000

BOMBARDIER TRANSPORT
Amérique du Nord
1101, rue Parent
Saint-Bruno (Québec)
Canada J3V 6E6
Téléphone: +1 450 441-2020
Télécopieur: +1 450 441-1515

BOMBARDIER TRANSPORT
Véhicules légers sur rail
Donaufelder Strasse 73-79
1211 Vienne
Autriche
Téléphone: +43 1 25 110
Télécopieur: +43 1 25 110 8

BOMBARDIER TRANSPORT
Trains de grandes lignes et métros
Am Rathenaupark
16761 Hennigsdorf
Allemagne
Téléphone: +49 33 02 89 0
Télécopieur: +49 33 02 89 20 88

BOMBARDIER TRANSPORT
Locomotives
Brown-Boveri Strasse 5
8050 Zurich
Suisse
Téléphone: +41 44 318 3333
Télécopieur: +41 44 318 2727

BOMBARDIER TRANSPORT
Systèmes de transport
1501 Lebanon Church Road
Pittsburgh, Pennsylvania 15236-1491
États-Unis
Téléphone: +1 412 655-5700
Télécopieur: +1 412 655-5860

BOMBARDIER TRANSPORT
Propulsion et contrôles
Brown-Boveri Strasse 5
8050 Zurich
Suisse
Téléphone: +41 44 318 3333
Télécopieur: +41 44 318 1543

BOMBARDIER TRANSPORT
Services
Pegasus Park
De Kleetlaan 5B-5C, bus 9
1831 Machelen (Diegem)
Belgique
Téléphone: +32 2 289 73 11
Télécopieur: +32 2 289 73 00

BOMBARDIER TRANSPORT
Systèmes de contrôle ferroviaire
Arstaangsvagen 29
PO Box 425 05
126 16 Stockholm
Suède
Téléphone: +46 8 681 5000
Télécopieur: +46 8 681 5100

BOMBARDIER TRANSPORT
Bogies
Siegstrasse 27
57250 Netphen
Allemagne
Téléphone: +49 271 702 0
Télécopieur: +49 271 702 222

BOMBARDIER TRANSPORT
Projets du métro de Londres
Euston House, 4th Floor
24 Eversholt Street
London, NW1 1AD
Royaume-Uni
Téléphone: +44 20 7874 1220
Télécopieur: +44 20 7874 1269

BOMBARDIER TRANSPORT
Australie
35-45 Frankston-Dandenong Road
Dandenong Victoria 3175
Australie
Téléphone: +61 3 9794 2111
Télécopieur: +61 3 9706 9219

CONSEIL D'ADMINISTRATION

LAURENT BEAUDOIN, C.C., FCA
Président du conseil d'administration et chef de la direction
Bombardier Inc.

PIERRE BEAUDOIN
Président et chef de l'exploitation
Bombardier Aéronautique
Vice-président exécutif
Bombardier Inc.

ANDRÉ BÉRARD
Administrateur de sociétés

J.R. ANDRÉ BOMBARDIER
Vice-président du conseil
Bombardier Inc.

JANINE BOMBARDIER
Présidente et gouverneure
Fondation J. Armand Bombardier

L. DENIS DESAUTELS
Administrateur de sociétés

MICHAEL J. DURHAM
Administrateur de sociétés

JEAN-LOUIS FONTAINE
Vice-président du conseil
Bombardier Inc.

DANIEL JOHNSON
Avocat-conseil
McCarthy Tétrault s.r.l.

JEAN C. MONTY
Administrateur de sociétés

ANDRÉ NAVARRI
Président
Bombardier Transport
Vice-président exécutif
Bombardier Inc.

JAMES E. PERRELLA
Président du conseil et chef de la direction à la retraite
Ingersoll-Rand Company

CARLOS E. REPRESAS
Président du conseil
Nestlé Group México

JEAN-PIERRE ROSSO
Président du conseil
World Economic Forum USA Inc.

FEDERICO SADA G.
Président et chef de la direction
Vitro, S.A. de C.V.

HEINRICH WEISS
Président du conseil d'administration et chef de la direction
SMS GmbH

COMITÉS DU CONSEIL D'ADMINISTRATION

COMITÉ DE VÉRIFICATION
Président : L. Denis Desautels
Membres : André Bérard, Michael J. Durham, Daniel Johnson, Jean-Pierre Rosso

COMITÉ DES RESSOURCES HUMAINES ET DE LA RÉMUNÉRATION
Président : Jean C. Monty
Membres : James E. Perrella, Carlos E. Represas, Heinrich Weiss

COMITÉ DE LA RÉGIE D'ENTREPRISE ET DES NOMINATIONS
Président : James E. Perrella
Membres : Jean C. Monty, Federico Sada G., Heinrich Weiss

COMITÉ DE SURVEILLANCE DES CAISSES DE RETRAITE
Président : André Bérard
Membres : L. Denis Desautels, Michael J. Durham, Daniel Johnson, Carlos E. Represas

BUREAU DU PRÉSIDENT

LAURENT BEAUDOIN, C.C., FCA
Président du conseil d'administration et chef de la direction
Bombardier Inc.

PIERRE BEAUDOIN
Président et chef de l'exploitation
Bombardier Aéronautique
Vice-président exécutif
Bombardier Inc.

ANDRÉ NAVARRI
Président
Bombardier Transport
Vice-président exécutif
Bombardier Inc.

DIRECTION DE LA SOCIÉTÉ

LAURENT BEAUDOIN, C.C., FCA
Président du conseil d'administration et chef de la direction

PIERRE BEAUDOIN
Président et chef de l'exploitation
Bombardier Aéronautique
Vice-président exécutif

ANDRÉ NAVARRI
Président
Bombardier Transport
Vice-président exécutif

J.R. ANDRÉ BOMBARDIER
Vice-président du conseil

JEAN-LOUIS FONTAINE
Vice-président du conseil

PIERRE ALARY
Vice-président principal et chef de la direction financière

RICHARD C. BRADEEN
Vice-président principal, stratégie et service de vérification corporatif et d'évaluation des risques

DANIEL DESJARDINS
Vice-président principal, affaires juridiques

FRANÇOIS LEMARCHAND
Vice-président principal et trésorier

CARROLL L'ITALIEN
Vice-président principal et chef de la gestion des talents

JOHN PAUL MACDONALD
Vice-président principal, affaires publiques

ROGER CARLE
Secrétaire de la Société

MARIE-CLAIRE SIMONEAU
Adjoint exécutif au président du conseil

Bombardier, Bombardier 415, Bombardier Global 5000, Challenger, Challenger 300, Challenger 604, Challenger 605, Challenger 800, CITYFLO, CL-215, CRJ, CRJ100, CRJ200, CRJ700, CRJ705, CRJ900, CRJ1000, CSeries, Dash 8, EBI, Electrostar, FLEXITY, Flexjet, Global, Global Express, Global Express XRS, INTERFLO, Learjet, Learjet 40, Learjet 40 XR, Learjet 45, Learjet 45 XR, Learjet 60, Learjet 60 XR, MITRAC, MOVIA, ORBITA, Q100, Q200, Q300, Q400, SEKURFLO, Série Q, Skyjet, Skyjet International, Smart Parts, TALENT, TRAXX et *VLocity* sont des marques de commerce de Bombardier Inc. ou de ses filiales.

Ce rapport annuel est imprimé sur du papier certifié EcoLogo et contenant 30 % de fibres recyclées post-consommation. Ce papier est fabriqué au Québec à partir d'une énergie récupérée, le biogaz.

An English edition is available upon request to Bombardier Inc. Public Affairs 800 René-Lévesque Blvd. West Montréal, Québec Canada H3B 1Y8 or consult our website at www.bombardier.com.

Design: www.nolin.ca
Impression: Transcontinental Litho Acme

Imprimé au Canada
ISBN: 978-2-921393-77-5
Dépôt légal, Bibliothèque nationale du Québec

BOMBARDIER

www.bombardier.com

END